- **Control Agreement** is a master control and contribution agreement among Holdings, a VictoryBase Property Company, and the owner of such VictoryBase Property Company. Under a Control Agreement, (i) the VictoryBase Property Company grants to Holdings (i) the right to elect to control and occupy (and permit third parties to control and occupy) one or more VictoryBase Properties, (ii) the right to require the owner of the VictoryBase Property Company to contribute its ownership of such VictoryBase Property Company to Holdings in exchange for membership interests of Holdings. A form of Control Agreement is attached as an appendix to this offering statement. There are currently no control agreements in place, but the Company may elect to enter into control agreements in the future.

- **EquityBase Program** is a marketing term we give to our program that allows a person to elect both to reside in VictoryBase Properties and to invest in shares of our stock. Regardless of whether a VictoryBase Property resident elects to enter into a subscription agreement or an investor elects to enter into a Base Agreement, in neither case would there be any change to the rights, privileges, or responsibilities of the customer under the Base Agreement or the rights, privileges, or responsibilities of the investor under the subscription agreement. We plan to offer discounted Base Payments to EquityBase Investors that meet the criteria that we might establish from time to time. See "Discount Program" herein.

- **EquityBase Investor** is a marketing term we use to describe a resident of a VictoryBase Property who also participates in the EquityBase Program

- **Holdings** is VictoryBase Holdings, LLC, a Texas limited liability company, a subsidiary of the Company.

- **Holdings Tracking Units** are membership interests of Holdings that track the value of one or more subsidiaries or other assets or operations of Holdings.

- **NY1** is VictoryBase NY1, LLC, a Texas limited liability company, a subsidiary of Holdings.

- **SC1** is VictoryBase SC1, LLC, a Texas limited liability company, a subsidiary of Holdings.

- **Value Add** property, in our terms, is one we believe has the potential for increased net operating income through the implementation of efficient management procedures and/or capital improvement programs. We typically cease to classify a VictoryBase Property as 'Value Add' once the intended management strategies or capital improvements are in place, and the net operating income has risen to a stable level.

- **VictoryBase Property Company** is a company that owns one or more VictoryBase Properties.

Investors. We plan to make the amount of any such discounts available to EquityBase Investors, as such discount may be increased, decreased, or eliminated from time to time, and then applicable minimum investment amount, available for review on our website. There is no limit to the amount of discount we may elect to offer, but we anticipate that the amount of the discount will be less than half of the amount of the applicable Base Payment.

We established a value of up to $100 per month as the initial amount of our discount program because that is the point at which we believe we will maximize the amount by which our anticipated operating cost savings resulting from our residents' anticipated ownership mindset will exceed the amount of the applicable discount. We plan to experiment with adjustments to the amount of this discount in an effort to optimize our cost savings as it relates to the amount of the discount offered. Any change in the amount of this discount will impact Base Payments entered into on or after the date of the discount is changed, but any such change will have no impact on the amount of Base Payments under the Base Agreement then outstanding. Any discount offered may not be sold or transferred by the EquityBase Investor. The discount will not change based upon the value of the Shares. We anticipate that our discount plan will not include any restrictions on how or when an EquityBase Investor may qualify for a discount except that the EquityBase Investor must have (i) become a VictoryBase Property resident by entering into a Base Agreement, and (ii) contemporaneously with entering into the Base Agreement, purchase or commit to purchase at least ten Shares for each month of the term of the Base Agreement. We plan to include all VictoryBase Properties in our discount program; however, the start date of the discount program may differ or never occur at any specific VictoryBase Property.

For VictoryBase Property residents who have previously entered into Base Agreements, we plan to offer such residents the opportunity to include the discount program to their existing Base Agreement (or amend their existing base agreement, or terminate their existing Base Agreement and enter into a new Base Agreement) incorporating the terms of the discount program described above if, contemporaneously, such residents enter into Subscription Agreements complying with the discount program terms.

If we assume the amount of the discount stays at $100 per month per home during throughout the 12 months of this offering, and if we further assume that all of the occupants of the 98 homes that we currently own or are under contract to purchase qualify for the discount program, and if we further assume that we do not acquire any additional homes during the offering, then the total value of discounts under the discount program will be approximately $117,600. Of course, this is just an estimate and any of those assumptions are subject to change.

Target Resident

Service Members are Responsible, Disciplined and Accountable

We seek to initially focus business efforts in areas with a large military presence, with the U.S. service member as our primary target customer. We believe military members will see the potential appreciation in value in becoming an investor and a resident of VictoryBase Properties versus the traditional home rental or base housing option. Our

Career service members tend to be good stewards of property and equipment due to their training within the service. We believe service members' ability to look after and care for a residential unit is far less complex than many of the tasks they have been professionally trained to do, thereby lowering the risk of misuse of the home's structural features and appliances. Military members will be well equipped to share in the efficiency of operations.

Favorable Economics for Service Members

Service members receive a tax-free Basic Allowance for Housing ("BAH") in addition to base military pay that is designed to cover housing expenses should a service member choose to live in off-base housing. This housing allowance is dependent on the rank of the service member, number of dependents, and zip code of the base at which they are stationed. BAH rates are updated yearly and based on the economics of off-base rentals in the community surrounding the base. BAH rates also have a protection clause. If the annual change in housing allowance decreases while a service member is stationed at a particular duty station, they will receive the higher amount as long as they remain at that station. Therefore, despite any potential lowered BAH, existing Base Agreements with our customers, will not place downside market pressure on VictoryBase revenue as it relates to Base Agreement renewals. Conversely, if BAH rates increase, we will raise Base Payments in conjunction with the rising rents in the market.

We expect our service member customers will make Base Payments equal to approximately 22% to 32% of their household gross income, which is more favorable than a similar percentage of rent-to-gross income for civilians. This percentage difference likely exists because of lower healthcare costs and less student debt for military members. Because healthcare costs are considered a benefit of military service, most service members experience limited to no out-of-pocket healthcare expenses. Furthermore, most service members are not burdened with student debt due to various military programs designed to pay off existing loans or cover higher education costs. In addition to those benefits, access to base facilities, such as gymnasiums, commissaries, and entertainment facilities exist which further lower out-of-pocket expenses for service members and their families.

At VictoryBase, we uphold stringent standards for our non-military residents to ensure the integrity and stability of our communities. Typically, we mandate a credit score of 700 as a testament to financial responsibility. However, in exceptional cases, we may consider scores marginally below this benchmark if other facets of the applicant's profile are commendable. Moreover, we necessitate that potential residents demonstrate a monthly income at least three times the amount of the Base agreement, reinforcing their capacity to comfortably handle their financial obligations. These requirements may change from time to time. Such a resident profile not only signifies reliability but also primes residents for an enhanced living experience. Should they choose to invest and become EquityBase Investors, these residents, having already showcased financial prudence, are poised to further fortify our community's economic foundation.

Market Selection for VictoryBase Properties

Our long-term strategy is to have a presence near many major military installations nationwide, creating a diversified network of residential units that service members can live in over the span of their predictably transient career with

Initially, we plan to invest near air bases for the following reasons:
- There are many air bases that are in high population-growth areas in the country, such as San Antonio, Texas, the Florida panhandle, Denver, Colorado, and Colorado Spring, Colorado, among others that already provide for favorable residential real estate investment fundamentals;
- Air Force, Navy and Marine pilot deployments are generally shorter than ground based Army units at 3-6 months as compared to the Army's 12 month deployment. Because service members are protected by the Servicemembers Civil Relief Act, they have the right to terminate a residential lease if they receive military orders to deploy or move to a new base. We intend to honor the responsibilities of a landlord under the Servicemembers Civil Relief Act as if such agreements were leases. Shorter deployment timeframes naturally lead to fewer lease terminations, thus fewer Base Agreement terminations, as Airmen are more likely to retain the residential unit to return to after deployment. We believe Army soldiers, who deploy for longer periods of time, would have a higher tendency to terminate a Base Agreement;
- Air bases tend to be infrastructure-heavy as they have specific requirements for airfields, hangars, equipment, airspace, etc. For this reason, we believe air bases are less likely to be moved or closed due to the cost of relocation;
- We believe pilots and aircrew personnel are more likely to have a college degree or some college than any of the other branches; and
- Military pilots receive extra financial incentives to fly for the military which increases their overall compensation. For example, under Marine Administrative Message (MARADMIN) 514/20, the US Marines offer up to $210,000 to pilots that commit to remain in the service for an additional 72 months. This provides additional compensation to the pilot of nearly $3,000 per month. Additionally, aircrew receive $1,800-$3,000 annually of Hazardous Duty Pay.

Operational Overview

VictoryBase Property Companies will enter into Base Agreements with our customers for the customer's use of VictoryBase Properties. Holdings will have the right to elect to take operational control of VictoryBase Properties through Control Agreements. The Company will have the right to elect to take operational control of VictoryBase Properties from Holdings through Sub-Control Agreements. Our VictoryBase Properties are managed by Holdings through its management platform that consists of internal procedures and third-party vendors. Holdings may also engage external property management companies, which may be an affiliate of ours or a third-party management company. Our property manager may also elect to subcontract property management duties to one or more other external property management companies.

Marketing our "EquityBase Program" is the means by which our investors may purchase shares of the Company and thereby share indirectly in the potential growth in value of our portfolio of VictoryBase Properties. The VictoryBase Property Companies collect Base Payments, while they operate VictoryBase Properties and establish a large-scale model for the investor to potentially gain value over time. We plan to have VictoryBase Property Companies enter into Base Agreements and have the Company accept subscription agreements.

We call the agreement between VictoryBase Property Company and our customers whereby our customers may occupy VictoryBase Properties the Base Agreement. The Base Agreement includes terms for our customers and their

During the acquisition process, through Holding's issuance of Holdings Tracking Units and other means, third parties, such as VBRE, are expected to assume the risk of land acquisition, entitlement risk, development risk, construction risk, funding risks, occupancy risk (finding residents to sign Base Agreements), among many other risks associated with "stabilizing" a property until the applicable VictoryBase Properties ceased to be Value Add. We generally consider a group of properties as "stabilized" when such properties have achieved an occupancy rate of at least 80% for a period of not less than 90 days, and at least 80% of the properties in the development in which such properties are located are complete or the residential home is deemed sufficiently complete to the point where it can be used for its intended purpose. We generally consider a property to be Value Add when we believe such property has net operating income that we can improve over time by implementing efficient management procedures and/or capital improvement programs. Generally, we consider a VictoryBase Property to no longer be "Value Add" when the efficient management procedures and/or capital improvement programs have been implemented and the net operating income has increased and is stabilized. VictoryBase Property Companies may or may not enter into debt agreements and preferred equity agreements with lenders and investors. The terms of the preferred equity have not been negotiated, except with regard to NY1. The terms of the preferred equity of NY1 are summarized on this offering statement. Third parties, such as VBRE, will manage the capitalization of the VictoryBase Property Companies prior to Holdings determining if Holdings will require VBRE to contribute the VictoryBase Property Companies. The Control Agreement allows the Company and Holdings to have a pathway to avoid pre-stabilization risk by requiring VBRE to contribute the stabilized property to Holdings when such properties have ceased to be Value Add. Prior to requiring VBRE to contribute its ownership of VictoryBase Property Companies to Holdings, Holdings and the Company, in its capacity as manager of Holdings, shall conduct its due diligence on the property. The Company plans to evaluate the occupancy rate, military vs civilian occupancy ratio, terms of the short or permanent debt and other factors, including the terms of any preferred equity that would exit or remain in the deal.

We seek to acquire stabilized residential real estate assets that we believe will appreciate and generate positive cash flow over time. Generally, we will not seek to acquire any VictoryBase Property unless we estimate achieving a target leveraged internal rate of return (IRR) of at least 15% over a 7-year hold period. This hold period is used for projection purposes and does not mean we will seek to hold the asset for 7 years. We may generate sale or refinance of an asset as deemed appropriate by VictoryBase Management.

The assumptions used to calculate these anticipated returns are (i) approximately 60% debt at the prevailing market rate, (ii) 3% revenue growth, (iii) a 5% property management fee, and (iv) market-rate operating expenses for taxes and insurance. Of course, no target return can ever be guaranteed, and the quality of our underwriting is not verified or controlled by any entities outside of our management team. Returns for investors can vary widely due to fees, unforeseen risks, poor management, inaccurate underwriting, and many other risks and factors. Please read the Form-C to understand all of the risks of this investment. Based on data from the Zillow Value Home Index (ZHVI) Single Family Homes Time Series, single-family homes have appreciated 4.5% per year on average for the last 20 years. This data is based on a national average for Single-family homes in the 35th to 65th percentile range by home prices according to the Zillow Home Value Index. This is a national average and may not represent the actual performance of VictoryBase Properties. In addition to property appreciation, equity returns also depend on real estate investment costs, hold period, leverage, and other factors. Our terms and criteria may change over time at our sole discretion, depending on market conditions and other factors.

$15,500,000.

SC1 holds 48 homes in a single community located in Beaufort County, South Carolina, all of which are VictoryBase Properties. We have implemented "Integrated Smart Home Technology" in our Beaufort, South Carolina VictoryBase Properties. This permits technology driven "self-guided" showings and one-on-one showings with current customers residing in VictoryBase Properties.

As of March 31, 2024, SC1 is a party to 46 active Base Agreements. The terms of these Base Agreements are generally 12 months. The Base Agreement payments range from approximately $2300 per month to $2450 per month. The average amount of the Base Payment in these Base Agreements is approximately $2,300 per month per home.

Sackets Harbor, New York

In October 2022, we formed NY1 as a subsidiary of Holdings. In February 2023, NY1 acquired 50 apartment homes in a single community in Sackets Harbor, New York, each of which is now a VictoryBase Property. The purchase price for such homes was approximately $7.9 million.

To fund NY1's acquisition of such 50 VictoryBase Properties, VBRE purchased 30,000 Class C Units of Holdings in exchange for $300,000. Next, Holdings contributed $300,000 into NY1. In exchange for the conveyance of the VictoryBase Properties in Sackets Harbor, New York to NY1, NY1 (i) paid the seller $5,900,000 in cash, and (ii) issued to the seller $2,000,000 preferred membership interests of NY1. NY1 borrowed approximately $5,900,000 from a local savings bank to fund the cash portion of this acquisition. This loan is guaranteed by VictoryBase Holdings and VBRE. As of March 31, 2024, there are currently 49 active Base Agreements ranging from $1400 to $1650 per month with the average lease rate between those amounts. All residents are also now paying their monthly water bill of $75 per month, which was paid by the previous owner prior to VictoryBase's acquisition. Most leases or Base Agreements are for 12 months with expiration throughout the year. In the future, we expect residents will enter into Base Agreements at a rate of $1400 to $1650.

On April 23, 2024, VictoryBase Holdings, LLC implemented its Fourth Amendment to the original Limited Liability Company Agreement dated December 9, 2020. This Fourth Amendment introduces provisions allowing for a unit price increase from $10.00 to $11.11, with the Fair Market Value of NY1 being a determining factor in this adjustment. Based on VictoryBase Management's assertion, the Fair Market Value of NY1 was determined to be $8,700,000.

The Fourth Amendment also introduces provisions to convert VBRE-owned Class C units to Class A units. VBRE owned 30,000 units, which, as outlined in the Third Amendment to VictoryBase Holdings, LLC, converted to 74,894 Class A Units. Detailed calculations for this conversion can be found in the Fourth Amendment to VictoryBase Holdings, located in the Form-C Appendix E: Additional Information.

needs of the homes in our communities. Using our website or mobile application, our customers will communicate maintenance needs at their home via photo upload and/or written description. Pre-arranged third-party contractors will receive that information and schedule servicing directly with the customer.

Property Management Platform

Resident-Based Property Management

Our customers are guided through the process to perform basic level property management tasks that would normally be done by a property management employee. We call this resident-based property management. Every month they can self-report the completion of the scheduled tasks through a third-party home checklist application. . This strategy benefits from the capable and well-trained members of the armed forces caring for the home in which they live.

We plan to ask our customers to be responsible for the following basic management tasks:
- Landscaping tasks such as lawn mowing and trimming shrubs;
- Basic preventative maintenance like changing filters, replacing fire detector batteries, etc.;
- Resident turnover functions such as self-cleaning and simple repairs

Non-Correlated to the Regular Market Forces

Our niche model of providing homes primarily for military service members grants investors exposure to residential investment property indirectly supported by the United States federal government, which is required to maintain military forces. For instance, during a recession, a service member is less likely than a civilian counterpart to lose employment because the Department of Defense does not generally draw down the number of people in the Armed Forces during such times. As such, this stable level of employment for military members, which the civilian population may not enjoy, reduces our risk of non-payment. Military members will likely have greater job security regardless of economic conditions. Additionally, during poor economic times, the BAH rate generally increases and therefore increases the revenue we collect through the Base Agreements.

Flexibility of Asset Sales and Recapitalization

We are planning to develop most of our communities in separate but contiguous parcels to provide maximum flexibility within our assets during the tenure of ownership. By structuring our communities this way, we can continue to hold them and recapitalize them in conjunction with market dynamics, sell the homes individually to homebuyers, or sell the communities we build to investors in part or in whole. We can also acquire homes in a noncontiguous area based on current economics of a particular market.

Our Business and Growth Strategies

model to rapidly build an institutional quality, professionally managed business. We believe that being one of the first in our industry to offer the VictoryBase Properties on a large scale will provide us the "early-mover" advantage to continue aggregating a large, geographically diversified portfolio of high-quality VictoryBase Properties at prices that provide attractive potential yields and capital appreciation.

- Employ a disciplined property acquisition process: We are focused on acquiring VictoryBase Properties with a number of key property characteristics, including: (i) locations close to major military instillations; (ii) locations that provide quality school and educational opportunities for the our customers' entire family; (iii) quality that exceeds current on-base housing options; (iv) affordable housing options that align with the government's Basic Allowance for Housing ("BAH") that is provided to U.S. service members; and (v) homes in "secondary" markets that meet the criteria outlined in (ii) and (iii) above and are located in growing communities with a perceived demand for our customers to also be investors in the Company. We plan to target areas with large military populations, well-regarded school districts (or school choice) and access to desirable lifestyle activities and amenities. We believe that homes in these areas will attract customers that desire ownership pathways while retaining the ability to have low down payments and the ability to easily transfer to new locations. We plan to target areas where the military members move frequently and provide them with the option to move from one VictoryBase Property to another VictoryBase Property. We may alter the criteria above if we believe the acquisitions or alteration will benefit us. We will continue to refine our process to build and acquire high quality single-family homes and multi-family units.

- Assemble a geographically diversified portfolio: We plan to monitor and manage the diversification of our VictoryBase Properties in order to minimize risks associated with adverse developments affecting a particular market. We currently are focusing on acquiring single-family homes in selected sub-markets of metropolitan statistical areas within the United States, with an emphasis on achieving critical mass within each target markets near military instillations. We plan to continually evaluate potential new markets where we may invest and establish operations as opportunities emerge. We plan to select our markets based on a large military population, anticipated population growth and strong demand, providing for attractive potential yields and capital appreciation. In addition, if we are unable to gain desired critical mass within a market to operate efficiently, then we may pursue ways to exit those markets in a manner designed to maximize stockholder value.

- Efficiently manage and operate properties: We encourage our customers to become investors because investors will be aligned with our goals to efficiently operate VictoryBase Properties. The lower our operating costs are, the more long-term value the investors will realize. We intend to (i) minimize home maintenance costs by requiring the home builder to provide warranties on the homes, where possible, and requiring our customers to perform routine preventive maintenance tasks, (ii) reduce labor costs associated with property management by electing our customers as on-site property management, and (iii) reduce realtor fees and other fees associated with turnover by requiring our customers to list, show, and ensure the transition from one of our customers to another is seamless. In addition to increased efficiency at the VictoryBase Properties, our corporate level management can centralize many functions, including management, accounting, legal, marketing and other services. These centralized services allow us to provide all markets with the benefits of these functions without the burden of those costs separately in every market. We also plan, in conjunction with our property management company, to seek to negotiate favorable terms on services and products with many of our contractors and vendors, including national contractors and vendors.

the use of unsecured credit facilities, the issuance of unsecured senior notes, and through asset-backed transactions. We may also participate in investment vehicles with third-party investors as an alternative source of equity to grow our business.

Our Business Activities

- Property Acquisition. We are refining our acquisition processes to deploy capital across acquisition channels and in multiple markets. Our acquisition process begins with an analysis of housing markets. We intend to select target markets based on a large military population, anticipated population growth, and strong demand, providing for attractive potential yields and capital appreciation. If we are unable to gain desired critical mass within a market to operate efficiently, then we may pursue ways to exit those markets in a manner designed to maximize stockholder value. We anticipate that most of our acquisitions will be made in a manner similar to our acquisition of the VictoryBase Properties held by NY1. Specifically, for each acquisition, Holdings is expected to form new VictoryBase Property Company that is expected to purchase properties or contract to acquire future VictoryBase Properties. Holdings is expected to issue Holdings Tracking Units to one or more investors who will contribute funds to Holdings. Holdings is then expected to contribute such funds to the newly created VictoryBase Property Company to finance part or all of the acquisition. The applicable Holdings Tracking Units are later expected to be convert into Class A Units of Holdings after the applicable VictoryBase Property have ceased to be Value Add. We plan to target a variety of acquisition channels, including broker sales and portfolio (bulk) sales, acquire "built for rent" properties through third party developers and develop properties through its internal construction teaming program.

- Property Management. In collaboration, we plan to develop an extensive property management infrastructure, with modern systems, dedicated personnel, and local customers and third-party vendors performing management functions.

- Marketing and Base Agreements. We will establish Base Payment rates, marketing and signing of the Base Agreements (including screening prospective customers) and collecting and processing Base Payments. We will establish Base Payment rates centrally, using data-driven pricing models, supported by analysis from the local staff and BAH rates for each market. We plan to consider the following factors in establishing the Base Payment rates: (i) a competitive analysis of market rents, (ii) the size and age of the house, (iii) qualitative factors, such as neighborhood characteristics and access to quality schools, transportation and services, and (iv) whether or not the customer is or will become an EquityBase Investor. Because we expect customers who are also stockholder to be better stewards of VictoryBase Properties and therefore lower our operating costs, we plan to offer lower Base Payment rates for EquityBase Investors that meet the criteria that we might establish from time to time. See "Discount Program" above. We expect to advertise the available properties through multiple channels, including our website, online marketplaces, government housing offices, direct advertising to military members and other methods. We intend to show the VictoryBase Properties using technology driven "self-guided" showings and one-on-one showings with the current customer that is residing in the VictoryBase Property. We plan to permit prospective customers to submit an application through our website or third-party management platform. We plan to evaluate prospective customers in a standardized manner. Our application and evaluation process may include obtaining appropriate

constructed VictoryBase Properties. We expect such warranties will cover 100% of the home warranty and maintenance items for a minimum of the first year. Negotiations among us, VBRE and the home builder may establish warranty items beyond one year. Preventative maintenance is to be performed by our customers occupying the property and assisted/supervised by our onsite military spouse performing management duties. Examples of preventative maintenance include changing air filters and replacing smoke detector batteries. Reactive maintenance problems will be submitted to the corporate maintenance reporting platform, telephone, or email. We will offer a 24/7 emergency line to handle after-hours issues.

- Information Technology Systems. We believe that effective information technology systems are essential components of our process. VBRE has made significant investments in our information technology systems. The systems may be designed to be scalable to accommodate continued growth. From the website, which will be accessible from mobile devices, our prospective customers can browse properties, request additional information, and schedule a showing. We may engage a search engine optimization firm to ensure we place high in search engine lists and will continue to monitor our placement on search engines. In addition, sponsored key words can be purchased in selected markets as needed.

- Risk Management. We face various forms of risk in our business ranging from broad economic, housing market and interest rate risks, to more specific factors, such as credit risk related to our customers, base closures, acts of God and war, including without limitation those risk factors identified beginning on this offering. We believe that the systems and processes developed by our executive team allow us to monitor, manage and ultimately navigate these risks.

- Insurance. We plan to maintain property, liability and corporate level insurance coverage related to our business, including crime and fidelity, property management errors and omissions, trustees' and officers' errors and omissions, cyber liability, employment practice liability and workers' compensation. We believe the policy specifications and insured limits under our insurance program will be appropriate and adequate for our business and properties given the relative risk of loss, the cost of the coverage and industry practice.

- Competition. We face competition from different sources in each of our two primary activities: acquiring properties and securing customers that will live in our homes. Our primary competitors in acquiring portfolios include large and small private equity investors, public and private REITs, and other sizeable private institutional investors. These same competitors may also compete with us for customers. Competition may increase the prices for properties that we would like to purchase, reduce the amount of the Base Payment we may charge at our properties, reduce the occupancy of our portfolio and adversely impact our ability to achieve attractive yields. However, we believe that our acquisition platform, our property management infrastructure, and market knowledge in military markets that meet our selection criteria provide us with competitive advantages.

- Regulation. VictoryBase Properties are subject to various covenants, laws and ordinances, and certain of our properties are also subject to the rules of the various homeowners' associations where such properties are located. We believe that we will be in material compliance with such covenants, laws, ordinances and rules, and we also

Each holder of Class A Units of Holdings, from time to time, may exchange all or a portion of its Class A Units in Holdings for newly issued shares of Class A Common Stock of the Company on a basis such that the indirect ownership of Holdings represented by such newly issued Class A common stock is equal to the reduction in direct percentage ownership of Holdings represented by the exchanged Class A Units. In addition, the holder of Class C Units of Holdings has the right to convert such Class C Units into Class A Units under certain circumstances. Such Class A Units will likewise be exchangeable for Class A Common Stock of the Company.

Tax Receivable Agreement

Holdings will make the election under Internal Revenue Code Section 754 which will result in a special tax basis adjustment when Class A Units of Holdings are exchanged for shares of Class A Common Stock of the Company in a taxable transaction. The Company and VBRE have entered into a tax receivable agreement which will require us to pay to VBRE 85% of any tax benefits resulting from the Code Section 754 tax basis adjustment when and as realized by us. Future holders of Class A Units of Holdings may join the tax receivables agreement.

Results of Operations; Liquidity and Capital Resources

The bulk of our activities from our inception on August 13, 2020, until June 1, 2021, related to the acquisition of VictoryBase Properties and the development, management, and promotion of the EquityBase Program. On June 1, 2021, we entered into a Control Agreement among Holdings, SC1 and VBRE, pursuant to which VBRE granted Holdings control of certain properties owned by SC1 in South Carolina. On January 1, 2023, we exercised our right under the Control Agreement to cause VBRE to contribute all of its membership interests in SC1 into Holdings, thereby giving us indirect equity interests in 48 VictoryBase Properties in Beaufort, South Carolina. In February 2023, NY1 acquired 50 VictoryBase Properties in Sackets Harbor, New York. We have limited liquidity and capital resources, and we will require additional funding, including funding from this offering, in order to implement our business plan.

Plan of Operations

The Company began receiving revenue from operations in July of 2021. To date, VBRE and/or its affiliates have advanced funds to assist the Company with our startup expenses. We anticipate, however, it is not certain, that VBRE and/or its affiliates will continue to advance funds to the Company to meet our cash requirements in the short term. We anticipate using proceeds of the offering to repay such advances and meet our operational cash requirements over the next twelve months. We expect the Company's cash needs to be relatively modest because our corporate structure described above allows much of the risk associated with acquiring and developing properties to be borne by VBRE and other third parties expected to purchase Holdings Tracking Units. The Company's cash needs relate primarily to legal, fund raising, marketing, accounting expenses, and making monthly payments to

membership interests in SC1 into Holdings.

We consider a VictoryBase Property to be "Value Add" when we believe that such VictoryBase Property has net operating income that we can improve over time by implementing efficient management procedures and/or capital improvement programs. Generally, we consider a VictoryBase Property to no longer be "Value Add" when the efficient management procedures and/or capital improvement programs have been implemented and the net operating income has increased and is stabilized. After property stabilization and contribution, the operating expenses such as the costs of running and maintaining the VictoryBase Properties, including insurance premiums, management fees, legal fees, community utilities, property taxes, repair costs, and trash fees will be funded by the monthly Base Payments of our customers. A substantial portion of such Base Payments will be used by VictoryBase Property Companies to pay operating expenses of the applicable VictoryBase Properties. Such Base Payments may be supplemented by monthly control fees paid by Holdings. Holdings will fund such control fees by monthly sub-control fees paid by the Company under the Sub-Control Agreements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Additional Company Matters

We have not filed for bankruptcy protection, nor have we ever been involved in receivership or similar proceedings.

Legal Proceedings

We are not presently involved in any other legal proceedings material to our business or financial condition. We do not anticipate any material reclassification, merger, consolidation in the next 12 months. We expect to purchase or otherwise acquire a significant amount of assets outside of the ordinary course of business, specifically, additional VictoryBase Properties and/or VictoryBase Property Companies that will own VictoryBase Properties, in the next 12 months.

Corporate Structure

The Company is the sole holder of Class B Units of VictoryBase Holdings, LLC. Holdings has and will have the right to elect to control and occupy (and allow our customers to occupy) all VictoryBase Properties through the Control Agreement and Sub-Control Agreement described below. From time to time, Holdings may form or acquire one or more new VictoryBase Property Companies who may acquire additional VictoryBase Properties. Initially, typically, the VictoryBase Property Companies will initially be formed and wholly owned by Holdings, but Holdings will create a new

value of the VictoryBase Properties. In this manner, our investors can acquire an indirect ownership interest in a portion of the VictoryBase Properties owned by the VictoryBase Property Companies through the Company's ownership of Holdings and Holdings' ownership (or right to acquire ownership) of the VictoryBase Property Companies. Although we expect that our business model will be particularly attractive to U.S. military service members who would not otherwise invest in home ownership, non-service members may also enter into subscription agreements and thereby have an opportunity to purchase Shares on the same terms as service members. We will offer and sell Shares to investors who reside in VictoryBase Properties and investors that do not reside in VictoryBase Properties.

The Company will issue Shares of our Class A Common Stock to investors in accordance with the terms set forth in the applicable subscription agreement between the Company, through the SPV as described in the Form-C, and the investor. Our Class A Common Stock, as a class, holds 100% of the economic interests of the Company. Our Class B Common Stock, as a class, holds virtually all of the voting interest in the Company. The Company has issued 1,000,000 shares of Class B, non-economic super voting (1,000,000 votes per share) shares to VBRE.

A graphic representation of the relationship among the Company and its subsidiaries and affiliates described above are attached to this Form C under Appendix E.

Subject to the rights of the Class C Units of Holdings, Class A Units of Holdings share voting and economic rights with the Class B Units on a pari passu basis, except that the Company is the sole manager of Holdings, and the Company has the sole right to appoint any replacement manager of Holdings. Class C Units collectively track the value of the Holding's interests in the common membership interests of NY1. Holdings will separately account for its ownership of common membership interests of NY1, and all distributions related to such interests (and the proceeds of such interests) will be distributed exclusively to the holders of Class C Units of Holdings. Likewise, all profits and losses related to Holdings' ownership of common membership interests of NY1 will be allocated exclusively to holders of Class C Units of Holdings. The Manager of Holdings may convert the Class C Units into Class A Units of Holdings of equivalent value after January 1, 2025, or earlier with the consent of holders of a majority of the Class C Units.

Shares of Class A Common Stock of the Company hold all economic rights of the Company on a pari passu basis. Each share of Class A Common Stock of the Company entitles the holder of such share to 1 vote. Shares of Class B Common Stock hold no economic rights. Each share of Class B Common Stock of the Company entitles the holder of such share to 1,000,000 votes.

Subject to the rights of preferred membership interests of NY1, holders of common membership interests of NY1 are entitled to all economic and voting rights of NY1. Preferred membership interests of NY1 are entitled to distributions of available cash from NY1 as follows:

(1) Cash from operations of NY1 is to be distributed as follows:

[illegible]	[illegible]	[illegible]
	[illegible]	[illegible]
[illegible]	[illegible]	
[illegible]	[illegible]	
[illegible]	[illegible]	
(a) First, to the preferred [illegible]	the preferred member has been [illegible]	of of its investment [illegible]
(b) Second, 75% to the p[illegible] [illegible]	[illegible] and 25% to the common member [illegible] a 7.5% internal rate of return [illegible]	the preferred member has [illegible]

The Preferred Member of NY1 has no voting rights.

Property Acquisition

Our founder, Chief Executive Officer, President, Secretary, and sole director, Thomas Paquin, is the trustee of The Tom Paquin Irrevocable Trust, which owns and operates VictoryBase RE, LLC, a Texas limited liability company ("VBRE"). VBRE identifies existing homes, homes under construction, and building sites for new homes near United States military bases and in other markets that VBRE deems suitable for our business model and enters into one or more acquisition agreements with third party landowners, builders, developers and other real estate owners with respect to such properties. VBRE may acquire VictoryBase Properties through forming or acquiring ownership of VictoryBase Property Companies that are primarily owned by VBRE. VBRE used this model in its acquisition and development of the VictoryBase Properties owned by SC1.

Alternatively, we anticipate that some of our acquisitions of VictoryBase Properties will be by newly formed subsidiaries of Holdings. In connection with such acquisitions of VictoryBase Properties, Holdings may issue Holdings Tracking Units to VBRE and/or others. Such Holdings Tracking Units will track the value of such VictoryBase Property Companies until the applicable VictoryBase Properties are no longer Value Add, at which point the Holdings Tracking Units will convert into Class A Units of Holdings.

We may also receive some or all of our financing of VictoryBase Properties from the seller of such VictoryBase Properties. For example, NY1 acquired the VictoryBase Properties in Sackets Harbor, New York as follows: NY1 funded such acquisition with (i) preferred membership interests of NY1 issued to the seller of such real property, and (ii) cash contributed to NY1 from Holdings. Holdings funded such contribution to NY1 with cash contributed to Holdings by VBRE in exchange for Holdings issuance of Class C Units to VBRE. Such Class C Units are an example of Holdings Tracking Units. As of the closing of such acquisition, NY1 became a landlord under a number of lease agreements with existing tenants. Although the terms of lease agreements are similar to our base agreements, we anticipate transitioning such leases into base agreements as their current lease terms expire.

Master Control Agreements; Sub-Control Agreements

There are currently no active master control or sub-control agreements between the Company or any of its affiliates, but in the future holdings may enter into master control and contribution agreements ("Control Agreements") among Holdings, the owners of VictoryBase Property Companies, and the applicable VictoryBase Property Companies. Under a Control Agreement, (i) the VictoryBase Property Company will permit Holdings to elect to control and elect to occupy the applicable VictoryBase Properties, (ii) Holdings agrees to pay a monthly fee to the VictoryBase Property Company, and (iii) in situations where Holdings is not already the owner of the applicable VictoryBase Property Company, Holdings has the right to require the owner of the applicable VictoryBase Property Company to contribute its ownership of the VictoryBase Property Company to Holdings. We anticipate that the typical term for a Control Agreement will be one year, subject to automatic renewal on a month-to-month basis.

fair market value of the VictoryBase Property Company and/or its assets, Holdings and the owner of the VictoryBase Property Company may consider the value of the applicable VictoryBase Properties, the VictoryBase Property Company's rights and obligations under real estate acquisition agreements, real property, and/or other tangible or intangible assets (e.g., business plan, marketing materials, business data and research) to Holdings in exchange for cash and/or capital account credit in Holdings for these capital contributions equal to their fair market value as mutually agreed by Holdings and VBRE. VBRE may cause the VictoryBase Property Company to directly contribute such assets, or the owner of the VictoryBase Property Company may contribute its ownership of one or more VictoryBase Property Company. If Holdings acquires 100% of a VictoryBase Property Company or 100% of a VictoryBase Property held by a VictoryBase Property Company, and there is no applicable Holdings Tracking Units then outstanding, then we may choose to terminate the applicable Control Agreement because any payments made thereafter would be effectively being made by Holdings to itself.

For each VictoryBase Property that Holdings is able to elect to control and occupy under a Control Agreement, Holdings will in turn enter into a sub-control agreement with the Company. In exchange for a monthly fee, the sub-control agreement will give the Company the right to elect to control and occupy the applicable VictoryBase Property.

Under the terms of the Control Agreements the VictoryBase Property Companies will grant Holdings the right to elect to cause the VictoryBase Property Company to relinquish the operational control of any or all VictoryBase Properties to Holdings. Holdings, in turn, will grant the Company the right to elect to cause Holdings to relinquish operational control of VictoryBase Properties to the Company.

A form of Control Agreement and a form of Sub-Control Agreement are attached hereto in Appendix E. We currently do not have any Control Agreements in place. In the past we had one between SC1 and Holdings, as seen in Appendix E. Previously there were two related Sub-Control Agreements in place between Holdings and the Company.

We plan to use proceeds of the offering to make contributions to Holdings. Holdings plans to use such proceeds to acquire VictoryBase Properties and for general working capital.

Base Agreements

VictoryBase Property Companies will then enter into Base Agreements with our customers, unless Holdings elects to exercise its right to control the VictoryBase Property under the Control Agreement and the Company elects to exercise its right to control the VictoryBase Property under the Sub-Control Agreement, in which case the Base Agreements would be between the Company and the applicable resident. Each Base Agreement grants our customer the right to occupy an individual VictoryBase Property. The Base Agreement will provide for a monthly Base Payment from the customer to the applicable VictoryBase Property Company. The amount of the Base Payment will be an amount agreed to between the VictoryBase Property Company and the customer at the time the VictoryBase Property Company enters into the Base Agreement or a renewal of the Base Agreement and is expected to adjust

From time to time the Company plans to contribute a portion of the funds invested in the Company into Holdings (and/or funds invested by other investors in this offering) in exchange for additional Class B Units of Holdings. The per unit purchase price that the Company will pay Holdings for such Class B Units will be an amount equal to the fair market value as mutually agreed by the Company and Holdings at the time of such contribution. The per unit valuation applicable to the issuance of any Class B Units to the Company will be the same amount as any contemporaneous per unit valuation applicable to any issuance of Class A Units to owners of VictoryBase Property Companies in connection with the contribution of VictoryBase Property Companies to Holdings pursuant to a Control Agreement (or in connection with a conversion of Holding Tracking Units into Class A Units of Holdings).

Over time, the Company's ownership of Holdings is expected to increase as a function of (i) investors' investment in Shares of our Class A Common Stock and the Company's subsequent contribution of a portion of the proceeds of the sale of Shares into Holdings in exchange for additional Class B Units of Holdings, and (ii) owners of the VictoryBase Property Companies' exchange of Class A Units of Holdings for Class A Common Stock of the Company described below (or the conversion of Holding Tracking Units into Class A Units of Holdings).

Holdings' acquisition of VictoryBase Property Companies and VictoryBase Properties

In addition to a portion of the net proceeds from the sale of Shares by the Company that are subsequently paid to Holdings via control fees or paid by the Company to Holdings under sub-control agreements, Holdings and/or one or more VictoryBase Property Companies may generate funds required to acquire and operate VictoryBase Properties by incurring indebtedness. One or more VictoryBase Property Companies may also raise capital by issuing preferred membership interests of such VictoryBase Property Company. Any such preferred membership interests of the VictoryBase Property Companies may have preferential rights to operating distributions, tax allocations, and liquidating distributions of the applicable VictoryBase Property Company.

Holdings will use control fees paid by the Company, capital contributed by the Company, proceeds of loans from lenders, and cash from other sources to purchase VictoryBase Properties. We may have the VictoryBase Property Companies issue preferred membership interests to investors as a further source of capital for acquisition of VictoryBase Properties. Debt to fund the acquisition of VictoryBase Properties may be issued at the level of the VictoryBase Property Companies, Holdings, or the Company, and any and all such entities may guaranty such indebtedness.

Holdings may use capital raised through its sale of Class B units of Holdings to VBC to redeem Class A units of Holdings held by VBRE. The redemption price of any such redeemed units will be determined by the current unit price. Any such redemption will reduce VBRE's ownership of Holdings and will provide VBRE additional liquidity to seek and acquire new properties that may or may not be contributed Holdings in the future. VBRE may sell some or all of its units back to VBRE, at the sole discretion of VBRE and Holdings.

Class A Units (each an "Exchange"). Upon any Exchange, (i) the Class A Units of Holdings that are subject to such Exchange will be forfeited to Holdings and no longer be "issued" units, and (ii) the holder of Class A Units will receive newly issued shares of Class A Common Stock of the Company.

By way of example, if at the time of an Exchange, (i) the Company had 5,000,000 shares of its Class A Common Stock issued and outstanding, and (ii) Holdings had (A) 8,000,000 Class B Units outstanding and held by the Company, and (B) 2,000,000 Class A Units outstanding and held by VBRE; and VBRE wished to exchange 1,000,000 Class A Units of Holdings for shares of Class A Common Stock of the Company, then the Company will issue an additional 555,556 shares of Class A Common Stock to VBRE upon such Exchange. This is calculated so that VBRE's newly issued shares of Class A Common Stock represent the same interest of total shares of Class A Common Stock outstanding after the Exchange as their interest of total units of Holdings forfeited prior to the Exchange. In this example, VBRE is forfeiting 1,000,000 Class A Units of Holdings, which represent 10% of the 10,000,000 total units of Holdings outstanding. Therefore, the newly issued shares of Class A Common Stock must equal 10% of the sum of (1) existing shares of Class A Common Stock outstanding, plus (2) newly issued shares of Class A Common Stock. Algebraically, if we define "X" as the newly issued shares of Class A Common Stock for VBRE, then we would solve for "X" using the following equation: $X / (5,000,000 + X) = 10\%$. When solved, "X" is equal to 555,556 newly issued shares.

In connection with the Exchange, Holdings plans to make the election under Internal Revenue Code of 1986, as amended (the "Code") Section 754 which will result in a special tax basis adjustment when Class A Units of Holdings are exchanged for shares of Class A Common Stock of the Company in a taxable transaction. The Company and VBRE have entered into a tax receivable agreement, which may be joined by other future holders of Class A Units of Holdings. The tax receivable agreement requires the Company to pay 85% of any tax benefits resulting from the Code Section 754 tax basis adjustment when and as realized by us. A copy of the tax receivable agreement is attached as an exhibit to this offering statement.

Taxation

The Company is taxed as a corporation for all U.S. federal and state tax laws. We believe that Holdings is properly treated as a partnership for federal income tax purposes. As a partnership, Holdings is not subject to U.S. federal income tax on its income. Instead, each of Holdings' partners, including the Company, will be allocated, and may be required to pay tax with respect to, its share of Holdings' income. As such, no provision for U.S. federal income taxes has been included for Holdings.

Principal Office; Website

Our principal executive office is located at 550 Reserve Street, Southlake, TX 76092. Our mailing address is P.O. Box 617, Roanoke, TX 76262. Our main telephone number is 469-694-2707. Our website address is www.victorybase.com. The information contained on our website is not part of or incorporated by reference in this report.

EX1SA-6 MAT CTRCT 2 vb-253g2ex6z3.htm EXHIBIT 6.3

FIRST AMENDMENT TO

LIMITED LIABILITY COMPANY AGREEMENT

OF

VICTORYBASE HOLDINGS LLC

This FIRST AMENDMENT TO LIMITED LIABILITY COMPANY AGREEMENT (this "Amendment"), dated as of January 1, 2023 (the "Effective Date"), amends the Limited Liability Company Agreement, dated December 9, 2020 (the "LLC Agreement"), of VICTORYBASE HOLDINGS LLC, a Texas limited liability company (the "Company"), and is hereby adopted by all of the Members of the Company. Capitalized terms used but not defined in this Amendment shall have the meanings given to such terms in the LLC Agreement.

Recitals:

A. Pursuant to the Master Control and Contribution Agreement, dated June 1, 2021, VictoryBase SC1, LLC, a Texas limited liability company ("SC1"), the Company, and VictoryBase RE, LLC, a Texas limited liability company ("VBRE"), VBRE granted the Company the option to require VBRE to contribute to the Company all of its membership interests in SC1 in exchange for the Company's issuance of Class A Units of the Company to VBRE (the "Contribution Option");

B. Contemporaneously with the execution and delivery of this Amendment, the Company and VBRE are entering into the Contribution Agreement, of even date herewith (the "Contribution Agreement"), pursuant to which (i) the Company exercises its Contribution Option, and (ii) VBRE agrees to contribute all of the membership interests of SC1 to the Company, and (iii) the Company Agrees to issue 715,065 Class A Units to VBRE (the "Issuance");

C. The parties are entering into this Amendment pursuant to the terms and conditions of the Contribution Agreement to reflect the transactions contemplated by the Contribution Agreement;

D. Section 16.3 of the LLC Agreement permits the LLC Agreement to be amended with the consent of all of the Members; and

E. Each of the Members desires to amend the LLC Agreement for the purposes of (i) reflecting the issuance of 715,065 Class A Units (the "New Units") to VBRE, and (ii) admitting VBRE as a member of the Company with respect to the New Units;

NOW, THEREFORE, the LLC Agreement is hereby amended as follows:

1. Issuance of New Units; Admission of VBRE as Member; Acceptance of New Units. The Company hereby issues the New Units to VBRE. VBRE is hereby admitted as a Class A Member of the Company with respect to the New Units. VBRE hereby accepts the New Units and agrees to be bound by the terms of the LLC Agreement as a Class A Member of the Company.

2. Amendment to Section 3.1(a). The first sentence of Section 3.1(a) of the LLC Agreement is hereby amended in its entirety to read as follows:

> "The Company shall maintain as Schedule A attached hereto a schedule setting forth: (i) the name and address of each Member; and (ii) the aggregate number of outstanding Units and the number and class of Units held by each Member (such schedule, the "Schedule of Members")."

3. Amendment to Schedule A. As of the Effective Date, and after giving effect to the Issuance, Schedule A to the LLC Agreement is hereby amended in its entirety to read as set forth on Schedule A attached hereto.

4. No Other Amendments. Except as specifically set forth above, all terms and conditions of the LLC Agreement shall remain unchanged and in full force and effect and not be affected by this Amendment.

5. Governing Law. This Amendment shall be governed by the internal law of the State of Texas, without regard to its conflict-of-laws provisions.

[*Signature page follows.*]

IN WITNESS WHEREOF, this Amendment has been executed by the undersigned Members of the Company as of the date first written above.

VBRE:

VICTORYBASE RE, LLC

By: VictoryBase Corporation,
its Manager

By: /s/ Thomas Paquin
Thomas Paquin, President

VBC:

VICTORYBASE CORPORATION

By: /s/ Thomas Paquin
Thomas Paquin, President

Schedule A

Schedule of Members

of

VICTORYBASE HOLDINGS LLC

As of January 1, 2023

Name and Address of Member		Number of Units	Class of Units
VictoryBase RE, LLC		715,066	Class A
Physical address: [redacted]	Mailing address: [redacted]		
VictoryBase Corporation		1	Class B
Physical address: [redacted]	Mailing address: [redacted]		

EX1A-6 MAT CTRCT 7 vbco-1aex6z2.htm EXHIBIT 6.2

LIMITED LIABILITY COMPANY AGREEMENT

OF

VICTORYBASE HOLDINGS LLC

Dated as of December 9, 2020

TABLE OF CONTENTS

LIMITED LIABILITY COMPANY AGREEMENT

OF

VICTORYBASE HOLDINGS LLC

This LIMITED LIABILITY COMPANY AGREEMENT (this "Agreement") of VictoryBase Holdings LLC, a Texas limited liability company (the "Company") dated as of December 9, 2020 (the "Effective Date"), is entered into by and among the Members (as defined herein) of the Company.

WHEREAS, the Company was formed as a limited liability company with the name "VictoryBase Holdings LLC", pursuant to and in accordance with the TBOC (as defined herein) by the filing of the Certificate (as defined herein) with the Secretary of State of the State of Texas on the Effective Date;

WHEREAS, the initial Members shall be VictoryBase RE, LLC, a Texas limited liability company ("VBRE"), which shall hold Class A Units (as defined herein) and VictoryBase Corporation, a Delaware corporation ("VBC"), which shall hold Class B Units (as defined herein); and

WHEREAS, as set forth herein, the Class A Units will be exchangeable at any time and from time to time for shares of VBC Class A Common Stock at a conversion ratio that results in the exchanging holder of Class A Units receiving VBC Class A Common Stock with an indirect economic ownership in the Company that is equal to the direct percentage economic interest in the Company that such Class A Units represented in the hands of such exchanging holder;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members, intending to be legally bound, hereby agree as follows:

ARTICLE I.
DEFINITIONS

The following definitions shall be applied to the terms used in this Agreement for all purposes, unless otherwise clearly indicated to the contrary.

"Additional Member" has the meaning set forth in Section 12.2.

"Adjusted Capital Account Deficit" means with respect to the Capital Account of any Member as of the end of any Taxable Year, the amount by which the balance in such Capital Account is less than zero. For this purpose, such Member's Capital Account balance shall be:

(a) reduced for any items described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6); and

(b) increased for any amount such Member is obligated to contribute or is treated as being obligated to contribute to the Company pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (relating to partner liabilities to a partnership) or 1.704-2(g)(1) and 1.704-2(i) (relating to minimum gain).

"Admission Date" has the meaning set forth in Section 10.6.

"Affiliate" (and, with a correlative meaning, "Affiliated") means, with respect to a specified Person, each other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. As used in this definition and the definition of Majority Member, "control" (including with correlative meanings, "controlled by" and "under common control with") means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of voting securities or by contract or other agreement).

"Agreement" has the meaning set forth in the preamble to this Agreement.

"Appraisers" has the meaning set forth in Section 15.2.

"Assignee" means a Person to whom a Company Interest has been transferred but who has not become a Member pursuant to ARTICLE XII.

"Assumed Tax Liability" means the estimated or actual taxable income of the Company, as determined for federal income tax purposes, allocated to a Member pursuant to Section 5.4 for the period to which the Assumed Tax Liability relates as determined for federal income tax purposes multiplied by (i) with respect to a Member that is not taxed as a corporation for federal income tax purposes, the highest combined federal and state marginal income tax rate then applicable to any individual in the United States, regardless of the actual tax rate applicable to such Member, and (ii) with respect to a Member that is taxed as a corporation for federal income tax purposes, the highest combined federal and state marginal income tax rate then applicable to a corporation in the United States, as reasonably determined by the Manager; provided that, in the case of VBC, such Assumed Tax Liability shall be computed without regard to any increases to the tax basis of the Company's property pursuant to Section 743(b) of the Code.

"Base Rate" means, on any date, a variable rate per annum equal to the rate of interest most recently published by The Wall Street Journal as the "prime rate" at large U.S. money center banks.

"Book Value" means, with respect to any Company property, the Company's adjusted basis for U.S. federal income tax purposes, adjusted from time to time to reflect the adjustments required or permitted by Treasury Regulation Section 1.704-1(b)(2)(iv) (d)-(g).

"Business Day" means any day other than a Saturday or a Sunday or a day on which banks located in Dallas, Texas generally are authorized or required by Law to close.

"Capital Account" means the capital account maintained for a Member in accordance with Section 5.1.

"Capital Contribution" means, with respect to any Member, the amount of any cash, cash equivalents, promissory obligations or the Fair Market Value of other property that such Member contributes (or is deemed to contribute) to the Company pursuant to ARTICLE III hereof.

"Capital Transaction" means any sale, exchange, or other disposition of all or any part of any depreciable real property of the Company.

"Certificate" means the Company's Certificate of Formation as filed with the Secretary of State of Texas, as it may be amended from time to time in accordance with this Agreement.

"Change of Control Transaction" means (a) a sale of all or substantially all of the Company's assets determined on a consolidated basis, (b) a sale of a majority of the Company's outstanding Units (other than (i) to VBC or (ii) in connection with an Exchange in accordance with ARTICLE XI). or (c) a sale of a majority of the outstanding voting securities of any Material Subsidiary of the Company; in any such case, whether by merger, recapitalization, consolidation, reorganization, combination or otherwise; provided, however, that neither (w) a transaction solely between the Company or any of its Subsidiaries, on the one hand, and the Company or any of its Subsidiaries, on the other hand, (x) nor a transaction solely for the purpose of changing the jurisdiction of domicile of the Company, nor (y) a transaction solely for the purpose of changing the form of entity of the Company, nor (z) a sale of a majority of the outstanding shares of VBC Class A Common Stock, whether by merger, recapitalization, consolidation, reorganization, combination or otherwise, shall in each case of clauses (w), (x), (y) and (z) constitute a Change of Control Transaction.

"Class A Units" means a Unit representing a fractional part of the Company Interests of the Members and having the rights and obligations specified with respect to the Class A Units in this Agreement.

"Class B Units" means a Unit representing a fractional part of the Company Interests of the Members and having the rights and obligations specified with respect to the Class B Units in this Agreement.

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Company" has the meaning set forth in the preamble to this Agreement.

"Company Interest" means the interest of a Member in Profits, Losses and Distributions.

"Confidential Information" has the meaning set forth in Section 16.2.

"Conversion Ratio" has the meaning set forth in Section 11.1.

"Depreciation" means, for any Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Fiscal Year, except that (i) with respect to a Company asset the Book Value of which differs from its adjusted basis for U.S. federal income tax purposes and which difference is being eliminated by use of the "remedial allocation method" as defined in Regulations

Section 1.704-3(d), Depreciation for such period shall be the amount of the book basis recovered for such period under the rules prescribed in Regulations Section 1.704-3(d)(2), and (ii) if the Book Value of a Company asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount that bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction allowable for such Fiscal Year bears to such beginning adjusted tax basis, provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Book Value using any reasonable method selected by the Manager.

"Discount" has the meaning set forth in Section 6.6.

"Distributable Cash" shall mean, as of any relevant date on which a determination is being made by the Manager regarding a potential distribution pursuant to Section 4.1(a), the amount of cash of the Company remaining at such time after setting aside reasonable reserves determined by the Manager for working capital, capital expenditures, retirement of outstanding indebtedness and other present or future requirements of the Company, all in accordance with the purposes of the Company or its Subsidiaries, as applicable

"Distribution" (and, with a correlative meaning, "Distribute") means each distribution made by the Company to a Member with respect to such Member's Units, whether in cash, property or securities of the Company and whether by liquidating distribution or otherwise; provided, however, that none of the following shall be a Distribution: (a) any recapitalization that does not result in the distribution of cash or property to Members or any exchange of securities of the Company, and any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any outstanding Units or (b) any other payment made by the Company to a Member that is not properly treated as a "distribution" for purposes of Sections 731, 732, or 733 or other applicable provisions of the Code.

"Effective Date" has the meaning set forth in the preamble to this Agreement.

"Equity Securities" means (a) Units or other equity interests in the Company or any Subsidiary of the Company (including other classes or groups thereof having such relative rights, powers and duties as may from time to time be established by the Manager pursuant to the provisions of this Agreement, including rights, powers and/or duties senior to existing classes and groups of Units and other equity interests in the Company or any Subsidiary of the Company), (b) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into Units or other equity interests in the Company or any Subsidiary of the Company, and (c) warrants, options or other rights to purchase or otherwise acquire Units or other equity interests in the Company or any Subsidiary of the Company.

"Event of Withdrawal" means the expulsion, bankruptcy or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member in the Company. "Event of Withdrawal" shall not include an event that (a) terminates the existence of a Member for income tax purposes (including, without limitation, (i) a change in entity classification of a Member under Treasury Regulations Section 301.7701-3, (ii) a sale of assets by, or liquidation

of, a Member pursuant to an election under Code Sections 336 or 338, or (iii) merger, severance, or allocation within a trust or among sub-trusts of a trust that is a Member) but that (b) does not terminate the existence of such Member under applicable state law (or, in the case of a trust that is a Member, does not terminate the trusteeship of the fiduciaries under such trust with respect to all the Company Interests of such trust that is a Member).

"Exchange" has the meaning set forth in Section 11.1.

"Fair Market Value" means, with respect to any asset, its fair market value determined according to ARTICLE XV.

"Fiscal Period" means any interim accounting period within a Taxable Year established by the Company and which is permitted or required by Section 706 of the Code.

"Fiscal Year" means the Company's annual accounting period established pursuant to Section 8.2.

"Governmental Entity" means (a) the United States of America, (b) any other sovereign nation, (c) any state, province, district, territory or other political subdivision of (a) or (b) of this definition, including any county, municipal or other local subdivision of the foregoing, or (d) any entity exercising executive, legislative, judicial, regulatory or administrative functions of government on behalf of (a), (b) or (c) of this definition.

"Indemnified Person" has the meaning set forth in Section 7.4(a).

"Investment Company Act" means the U.S. Investment Company Act of 1940, as amended from time to time.

"IPO" means any initial public offering of VBC or any other event or action by VBC which facilitates the public trading of VBC's capital stock including without limitation the proposed issuance of additional shares of VBC Class A Common Stock to investors pursuant to the exemption from registration afforded by Regulation A+ Tier II, and the quotation of VBC Class A Common Stock on OTC Markets and/or any other registration or listing of such shares for potential public trading.

"Law" means all laws, statutes, ordinances, rules and regulations of the United States, any foreign country and each state, commonwealth, city, county, municipality, regulatory body, agency or other political subdivision thereof.

"Losses" means items of Company loss or deduction determined according to Section 5.1(b).

"Majority Members" means the Members (which may include the Manager) holding a majority of the Voting Units then outstanding.

"Manager" has the meaning set forth in Section 6.1.

"Material Subsidiary" means any direct or indirect Subsidiary of the Company that, as of any date of determination, represents more than (a) 50% of the consolidated net tangible assets of the Company or (b) 50% of the consolidated net income of the Company before interest, taxes, depreciation and amortization.

"Member" means, as of any date of determination, (a) each of the members named on the Schedule of Members and (b) any Person admitted to the Company as a Substituted Member or Additional Member in accordance with ARTICLE XII, but in each case only so long as such Person is shown on the Company's books and records as the owner of one or more Units.

"Minimum Gain" means "partnership minimum gain" determined pursuant to Treasury Regulation Section 1.704-2(d).

"Net Loss" means, with respect to a Fiscal Year, the excess if any, of Losses for such Fiscal Year over Profits for such Fiscal Year (excluding Profits and Losses specially allocated pursuant to Section 5.3).

"Net Profit" means, with respect to a Fiscal Year, the excess if any, of Profits for such Fiscal Year over Losses for such Fiscal Year (excluding Profits and Losses specially allocated pursuant to Section 5.3).

"Officer" has the meaning set forth in Section 6.1(b).

"Other Agreements" has the meaning set forth in Section 10.4.

"Partnership Representative" has the meaning set forth in Section 9.3.

"Partnership Tax Audit Rules" has the meaning set forth in Section 9.3.

"Percentage Interest" means with respect to a Member at a particular time, such Member's percentage interest in the Company determined by dividing such Member's Units by the total Units of all Members at such time. The Percentage Interest of each Member shall be calculated to the 4th decimal place.

"Permitted Transfer" has the meaning set forth in Section 10.2.

"Person" means an individual or any corporation, partnership, limited liability company, trust, unincorporated organization, association, joint venture or any other organization or entity, whether or not a legal entity.

"Pro rata," "pro rata portion," "according to their interests," "ratably," "proportionately," "proportional," "in proportion to," "based on the number of Units held," "based upon the percentage of Units held," "based upon the number of Units outstanding," and other terms with similar meanings, when used in the context of a number of Units of the Company relative to other Units, means as amongst an individual class of Units, pro rata based upon the number of such Units within such class of Units.

"Profits" means items of Company income and gain determined according to Section 5.1(b).

"Regulatory Allocations" has the meaning set forth in Section 5.3(g).

"Schedule of Members" has the meaning set forth in Section 3.1(a).

"SEC" means the U.S. Securities and Exchange Commission, including any governmental body or agency succeeding to the functions thereof.

"Securities Act" means the U.S. Securities Act of 1933, as amended, and applicable rules and regulations thereunder, and any successor to such statute, rules or regulations. Any reference herein to a specific section, rule or regulation of the Securities Act shall be deemed to include any corresponding provisions of future Law.

"Subsidiary" means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the voting interests thereof are at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, references to a "Subsidiary" of the Company shall be given effect only at such times that the Company has one or more Subsidiaries, and, unless otherwise indicated, the term "Subsidiary" refers to a Subsidiary of the Company.

"Substituted Member" means a Person that is admitted as a Member to the Company pursuant to Section 12.1.

"Tax Distribution Date" has the meaning set forth in Section 4.1(b)(i).

"Tax Distributions" has the meaning set forth in Section 4.1(b)(i).

"Taxable Year" means the Company's accounting period for U.S. federal income tax purposes determined pursuant to Section 9.2.

"TBOC" means the Texas Business Organizations Code and any successor code or statute, as amended from time to time.

"Transfer" (and, with a correlative meaning, "Transferring") means any sale, transfer, assignment, pledge, encumbrance or other disposition of (whether directly or indirectly, whether with or without consideration and whether voluntarily or involuntarily or by operation of Law) (a) any interest (legal or beneficial) in any Equity Securities or (b) any equity or other interest (legal or beneficial) in any Member if substantially all of the assets of such Member consist solely of Units. Notwithstanding the foregoing, "Transfer" shall not include an event that terminates the existence of a Member for income tax purposes (including, without limitation, a change in entity

classification of a Member under Treasury Regulations Section 301.7701-3, a sale of assets by, or liquidation of, a Member pursuant to an election under Code Sections 336 or 338, or merger, severance, or allocation within a trust or among sub-trusts of a trust that is a Member), but that does not terminate the existence of such Member under applicable state law (or, in the case of a trust that is a Member, does not terminate the trusteeship of the fiduciaries under such trust with respect to all the Company Interests of such trust that is a Member.

"Treasury Regulations" means the income tax regulations promulgated under the Code and any corresponding provisions of succeeding regulations.

"Unit" means a Company Interest of a Member or a permitted Assignee in the Company representing a fractional part of the Company Interests of all Members and Assignees as may be established by the Manager from time to time in accordance with Section 3.2; provided, however, that any class or group of Units issued shall have the relative rights, powers and duties set forth in this Agreement, and the Company Interest represented by such class or group of Units shall be determined in accordance with such relative rights, powers and duties.

"VBC" has the meaning set forth in the Recitals to this Agreement.

"VBC Class A Common Stock" means VBC's Class A Common Stock, par value $0.001.

"VBC Class B Common Stock" means VBC's Class B Non-Economic Voting Common Stock, par value $0.001.

"Voting Units" means any Units other than Units that by their express terms do not entitle the record holder thereof to vote on any matter presented to the Members generally under this Agreement for approval; provided that (i) no vote by Voting Units shall have the power to override any action taken by the Manager or to remove or replace the Manager, (ii) the Voting Units have no ability to take part in the conduct or control of the Company's business, and (iii) notwithstanding any vote by Voting Units hereunder, the Manager shall retain exclusive management power over the business and affairs of the Company in accordance with Section 6.1(a).

ARTICLE II.
ORGANIZATIONAL MATTERS

Section 2.1 Formation of Company. The Company was formed on the Effective Date pursuant to the provisions of the TBOC.

Section 2.2 Limited Liability Company Agreement. The Members hereby execute this Agreement for the purpose of establishing the affairs of the Company and the conduct of its business in accordance with the provisions of the TBOC. The Members hereby agree that during the term of the Company set forth in Section 2.6 the rights and obligations of the Members with respect to the Company will be determined in accordance with the terms and conditions of this Agreement and the TBOC. On any matter upon which this Agreement is silent, the TBOC shall control. No provision of this Agreement shall be in violation of the TBOC and to the extent any provision of this Agreement is in violation of the TBOC, such provision shall be void and of no

effect to the extent of such violation without affecting the validity of the other provisions of this Agreement; provided, however, that where the TBOC provides that a provision of the TBOC shall apply "unless otherwise provided in a limited liability company agreement" or words of similar effect, the provisions of this Agreement shall in each instance control.

Section 2.3 Name. The name of the Company shall be "VictoryBase Holdings LLC." The Manager in its sole discretion may change the name of the Company at any time and from time to time. Notification of any such change shall be given to all of the Members and, to the extent practicable, to all of the holders of any Equity Securities then outstanding. The Company's business may be conducted under its name and/or any other name or names deemed advisable by the Manager.

Section 2.4 Purpose. The primary business and purpose of the Company shall be to engage in such activities as are permitted under the TBOC and determined from time to time by the Manager in accordance with the terms and conditions of this Agreement.

Section 2.5 Principal Office; Registered Office. The principal office of the Company shall be at such place as the Manager may from time to time designate. The address of the initial registered office of the Company in the State of Texas shall be as set forth in the Certificate, and the initial registered agent for service of process on the Company in the State of Texas at such registered office shall be as set forth in the Certificate. The Manager may from time to time change the Company's registered agent and registered office in the State of Texas.

Section 2.6 Term. The term of the Company commenced upon the filing of the Certificate in accordance with the TBOC and shall continue in existence until termination and dissolution of the Company in accordance with the provisions of ARTICLE XIV.

Section 2.7 No State-Law Partnership. The Members intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member by virtue of this Agreement, for any purposes other than as set forth in the last sentence of this Section 2.7, and neither this Agreement nor any other document entered into by the Company or any Member relating to the subject matter hereof shall be construed to suggest otherwise. The Members intend that the Company shall be treated as a partnership for U.S. federal and, if applicable, state or local income tax purposes, and that each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

ARTICLE III.
MEMBERS; UNITS; CAPITALIZATION

Section 3.1 Members.

(a) The Company shall maintain as Schedule A attached hereto a schedule setting forth: (i) the name and address of each Member; (ii) the aggregate number of outstanding Units and the number and class of Units held by each Member; (iii) the aggregate amount of cash Capital

Contributions that has been made by the Members with respect to their Units; and (iv) the Fair Market Value of any Capital Contribution consisting of property other than cash (including, if applicable, a description and the amount of any liability assumed by the Company or to which contributed property is subject) (such schedule, the "Schedule of Members"). The Schedule of Members shall be the definitive record of ownership of each Unit of the Company and all relevant information with respect to each Member. The Company shall be entitled to recognize the exclusive right of a Person registered on its records as the owner of Units for all purposes and shall not be bound to recognize any equitable or other claim to or interest in Units on the part of any other Person, whether or not it shall have express or other notice thereof, except as otherwise provided by the TBOC.

(b) No Member shall be required or, except as approved by the Manager pursuant to Section 6.1 and in accordance with the other provisions of this Agreement, permitted to loan any money or property to the Company or borrow any money or property from the Company.

Section 3.2 Units. Interests in the Company shall be represented by Units, or such other securities of the Company, in each case as the Manager may establish in its discretion in accordance with the terms and subject to the restrictions hereof. The Units will initially consist of Class A Units and Class B Units. The Manager may create one or more additional classes or series of Units.

Section 3.3 Authorization and Issuance of Additional Units.

(a) If permitted by the Manager, from time to time VBC may make additional cash contributions to the Company. Upon any such contribution, the Company will issue additional Class B Units to VBC in an amount equal to the result of (i) the aggregate number of Units outstanding immediately prior to the capital contribution; multiplied by (ii) the amount of the capital contribution; divided by (iii) the fair market value of the Company as a whole immediately prior to the capital contribution, as reasonably determined by the Manager.

(b) If permitted by the Manager, from time to time VBRE may contribute additional cash or other property (which may include interests in one or more business entities) to the Company. Upon any such contribution, the Company will issue additional Class A Units to VBRE in an amount equal to the result of (i) the aggregate number of Units outstanding immediately prior to the capital contribution; multiplied by (ii) the fair market value of the cash or other property contributed to the Company, as reasonably determined by the Manager; divided by (iii) the fair market value of the Company as a whole immediately prior to the capital contribution, as reasonably determined by the Manager.

(c) The Company shall only be permitted to issue additional Units or other Equity Securities in the Company to the Persons and on the terms and conditions provided for in Section 3.2 and this Section 3.3. Subject to the foregoing, the Manager may cause the Company to issue additional Units authorized under this Agreement at such times and upon such terms as the Manager shall determine and the Manager shall amend this Agreement as necessary in connection with the issuance of additional Units and admission of additional Members under this Section 3.3 without the requirement of any consent or acknowledgement of any other Member.

Section 3.4 Certificates Representing Units; Lost, Stolen or Destroyed Certificates; Registration and Transfer of Units.

(a) Units shall not be certificated unless otherwise determined by the Manager. If the Manager determines that one or more Units shall be certificated, each such certificate shall be signed by or in the name of the Company, by the Chief Executive Officer and any other officer designated by the Manager, representing the number of Units held by such holder. Such certificate shall be in such form (and shall contain such legends) as the Manager may determine. Any or all of such signatures on any certificate representing one or more Units may be a facsimile, engraved or printed, to the extent permitted by applicable Law. The Manager agrees that it shall not elect to treat any Unit as a "security" within the meaning of Article 8 of the Uniform Commercial Code unless thereafter all Units then outstanding are represented by one or more certificates.

(b) If Units are certificated, the Manager may direct that a new certificate representing one or more Units be issued in place of any certificate theretofore issued by the Company alleged to have been lost, stolen or destroyed, upon delivery to the Manager of an affidavit of the owner or owners of such certificate, setting forth such allegation. The Manager may require the owner of such lost, stolen or destroyed certificate, or such owner's legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of any such new certificate.

(c) Upon surrender to the Company or the transfer agent of the Company, if any, of a certificate for one or more Units, duly endorsed or accompanied by appropriate evidence of succession, assignment or authority to transfer, in compliance with the provisions hereof, the Company shall issue a new certificate representing one or more Units to the Person entitled thereto, cancel the old certificate and record the transaction upon its books. Subject to the provisions of this Agreement, the Manager may prescribe such additional rules and regulations as it may deem appropriate relating to the issue, Transfer and registration of Units.

Section 3.5 Negative Capital Accounts. No Member shall be required to pay to any other Member or the Company any deficit or negative balance which may exist from time to time in such Member's Capital Account (including upon and after dissolution of the Company).

Section 3.6 No Withdrawal. No Person shall be entitled to withdraw any part of such Person's Capital Contribution or Capital Account or to receive any Distribution from the Company, except as expressly provided in this Agreement.

Section 3.7 Loans From Members. Loans by Members to the Company shall not be considered Capital Contributions. Subject to the provisions of Section 3.1(b), the amount of any such advances shall be a debt of the Company to such Member and shall be payable or collectible in accordance with the terms and conditions upon which such advances are made.

ARTICLE IV.
DISTRIBUTIONS

Section 4.1 Distributions.

(a) Distributable Cash; Other Distributions. To the extent permitted by applicable Law and hereunder, Distributions to Members may be declared by the Manager out of Distributable Cash or other funds or property legally available therefor, on a *pro rata* and *pari passu* basis, to the Members.

(b) Tax Distributions.

(i) On or about each date (a "Tax Distribution Date") that is five (5) Business Days prior to each due date for the U.S. federal income tax return of an individual calendar year taxpayer (without regard to extensions) (or, if earlier, the due date for the U.S. federal income tax return of VBC, as determined without regard to extensions), the Company shall use its best efforts to make a cash Distribution to each Member in accordance with its Percentage Interest in an amount equal to the excess of such Member's Assumed Tax Liability, if any, for such taxable period over the Distributions previously made to such Member pursuant to this Section 4.1(b) with respect to such taxable period (the "Tax Distributions").

(ii) If, on a Tax Distribution Date, there are insufficient funds on hand to distribute to the Members the full amount of the Tax Distributions to which such Members are otherwise entitled, Distributions pursuant to this Section 4.1(b) shall be made on a *pro rata* and *pari passu* basis to the Members to the extent of available funds in accordance with their Percentage Interests and the Company shall use its best efforts to make future Tax Distributions as soon as funds become available sufficient to pay the remaining portion of the Tax Distributions to which such Members are otherwise entitled.

(iii) In the event of any audit by, or similar event with, a taxing authority that affects the calculation of any Member's Assumed Tax Liability for any taxable year, or in the event the Company files an amended tax return, each Member's Assumed Tax Liability with respect to such year shall be recalculated by giving effect to such event (for the avoidance of doubt, taking into account interest or penalties). The Company shall use its best efforts to cause any shortfall in the amount of Tax Distributions the Members and former Members received for the relevant taxable years based on such recalculated Assumed Tax Liability to be promptly distributed to such Members and the successors of such former Members, except, for the avoidance of doubt, to the extent Distributions were made to such Members and former Members pursuant to Section 4.1(a) and this Section 4.1(b) in the relevant taxable years sufficient to cover such shortfall.

(iv) Notwithstanding the foregoing, Distributions pursuant to this Section 4.1(b), if any, shall be made to a Member only to the extent all previous Distributions to such Member pursuant to Section 4.1(a) with respect to the Fiscal Year are

less than the Distributions such Member otherwise would have been entitled to receive with respect to such Fiscal Year pursuant to this Section 4.1(b).

Section 4.2 Restricted Distributions. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution to any Member on account of any Company Interest if such Distribution would violate any applicable Law.

ARTICLE V.
CAPITAL ACCOUNTS; ALLOCATIONS; TAX MATTERS

Section 5.1 Capital Accounts.

(a) The Company shall maintain a separate Capital Account for each Member according to the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). For this purpose, the Company may (in the discretion of the Manager), upon the occurrence of the events specified in Treasury Regulation Section 1.704-1(b)(2)(iv)(f), increase or decrease the Capital Accounts in accordance with the rules of such Treasury Regulation and Treasury Regulation Section 1.704-1(b)(2)(iv)(g) to reflect a revaluation of Company property.

(b) For purposes of computing the amount of any item of Company income, gain, loss or deduction to be allocated pursuant to this ARTICLE V and to be reflected in the Capital Accounts of the Members, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for U.S. federal income tax purposes (including any method of depreciation, cost recovery or amortization used for this purpose); provided, however, that:

(i) The computation of all items of income, gain, loss and deduction shall include those items described in Code Section 705(a)(l)(B) or Code Section 705(a)(2)(B) and Treasury Regulation Section 1.704-1(b)(2)(iv)(i), without regard to the fact that such items are not includable in gross income or are not deductible for U.S. federal income tax purposes.

(ii) If the Book Value of any Company property is adjusted pursuant to Treasury Regulation Section 1.704-1(b) (2)(iv)(f), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such property.

(iii) Items of income, gain, loss or deduction attributable to the disposition of Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the Book Value of such property.

(iv) Items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the property's Book Value in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g).

(v) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury

Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

Section 5.2 Allocations. Except as otherwise provided in and after having given effect to the special allocations of Section 5.3, Net Profits and Net Losses for any Fiscal Year or Fiscal Period shall be allocated among the Capital Accounts of the Members as follows.

(a) Net Profits. Net Profits shall be allocated:

(i) first, to the Members in proportion to and to the extent of the excess, if any, of: (A) the cumulative Net Losses allocated to each such Member pursuant to Section 5.2(b) hereof for all prior Fiscal Years, over (B) the cumulative Net Profits allocated to each such Member under this Section 5.2(a)(i) for all prior Fiscal Years; and

(ii) the balance, if any, among the Members *pro rata* in accordance with their respective Percentage Interests.

(b) Net Losses. Net Losses shall be allocated:

(i) first, among the Members *pro rata* in accordance with their respective Percentage Interests in an amount equal to the excess, if any of (1) the cumulative Net Profits allocated to the Members pursuant to Section 5.2(a) for all prior Fiscal Years, over (2) the cumulative Net Losses allocated to the Members pursuant to this Section 5.2(b)(i) for all prior Fiscal Years;

(ii) second, among the Members in proportion to and to the extent of their Capital Account balances (after taking into account all distributions and contributions during such Fiscal Year) until the Capital Account balance of each such Member is reduced to zero;

(iii) the balance, if any, among the Members *pro rata* in accordance with their respective Percentage Interests.

Section 5.3 Regulatory Allocations.

(a) If there is a net decrease in the Minimum Gain during any Taxable Year, each Member shall be allocated Profits for such Taxable Year (and, if necessary, for subsequent Taxable Years) in the amounts and of such character as determined according to Treasury Regulation Section 1.704-2(f). This Section 5.3(a) is intended to be a minimum gain chargeback provision that complies with the requirements of Treasury Regulation Section 1.704-2(f), and shall be interpreted in a manner consistent therewith.

(b) Losses attributable to partner nonrecourse debt (as defined in Treasury Regulation Section 1.704-2(b)(4)) shall be allocated in the manner required by Treasury Regulation Section 1.704-2(i). If there is a net decrease during a Taxable Year in partner nonrecourse debt minimum

gain (as defined in Treasury Regulation Section 1.704-2(i)(3)), Profits for such Taxable Year (and, if necessary, for subsequent Taxable Years) shall be allocated to the Members in the amounts and of such character as determined according to Treasury Regulation Section 1.704-2(i)(4). This Section 5.3(b) is intended to be a minimum gain chargeback that complies with the requirements of Treasury Regulations Section 1.704-2(f) and shall be interpreted in a manner consistently therewith.

(c) If any Member that unexpectedly receives an adjustment, allocation or Distribution described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6) has an Adjusted Capital Account Deficit as of the end of any Taxable Year, computed after the application of Section 5.3(a) and Section 5.3(b) but before the application of any other provision of this ARTICLE V, then Profits for such Taxable Year shall be allocated to such Member in proportion to, and to the extent of, such Adjusted Capital Account Deficit. This Section 5.3(c) is intended to be a qualified income offset provision as described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted in a manner consistent therewith.

(d) Nonrecourse deductions (as determined according to Treasury Regulation Section 1.704-2(b)(1)) for any Taxable Year shall be allocated pro rata among the Members in accordance with their Percentage Interests.

(e) If the allocation of Net Losses to a Member as provided in Section 5.2 would create or increase an Adjusted Capital Account Deficit, there shall be allocated to such Member only that amount of Losses as will not create or increase an Adjusted Capital Account Deficit. The Net Losses that would, absent the application of the preceding sentence, otherwise be allocated to such Member shall be allocated to the other Members in accordance with their relative Percentage Interests, subject to this Section 5.3(e).

(f) Profits and Losses described in Section 5.1(b)(v) shall be allocated in a manner consistent with the manner that the adjustments to the Capital Accounts are required to be made pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(j), (k) and (m).

(g) The allocations set forth in Section 5.3(a) through and including Section 5.3(f) (the "Regulatory Allocations") are intended to comply with certain requirements of Sections 1.704-1(b) and 1.704-2 of the Treasury Regulations. The Regulatory Allocations may not be consistent with the manner in which the Members intend to allocate Profit and Loss of the Company or make Distributions. Accordingly, notwithstanding the other provisions of this ARTICLE V, but subject to the Regulatory Allocations, income, gain, deduction and loss shall be reallocated among the Members so as to eliminate the effect of the Regulatory Allocations and thereby cause the respective Capital Accounts of the Members to be in the amounts (or as close thereto as possible) they would have been if Profit and Loss (and such other items of income, gain, deduction and loss) had been allocated without reference to the Regulatory Allocations. In general, the Members anticipate that this will be accomplished by specially allocating other Profit and Loss (and such other items of income, gain, deduction and loss) among the Members so that the net amount of the Regulatory Allocations and such special allocations to each such Member is zero. In addition, if in any Fiscal Year or Fiscal Period there is a decrease in partnership minimum gain, or in partner nonrecourse debt minimum gain, and application of the minimum gain chargeback requirements

set forth in Section 5.3(a) or Section 5.3(b) would cause a distortion in the economic arrangement among the Members, the Members may, if they do not expect that the Company will have sufficient other income to correct such distortion, request the Internal Revenue Service to waive either or both of such minimum gain chargeback requirements. If such request is granted, this Agreement shall be applied in such instance as if it did not contain such minimum gain chargeback requirement.

Section 5.4 Final Allocations. Notwithstanding any contrary provision in this Agreement except Section 5.3, the Manager shall make appropriate adjustments to allocations of Profits and Losses to (or, if necessary, allocate items of gross income, gain, loss or deduction of the Company among) the Members upon the liquidation of the Company (within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations), the transfer of substantially all the Units (whether by sale or exchange or merger) or sale of all or substantially all the assets of the Company, such that, to the maximum extent possible, the Capital Accounts of the Members are proportionate to the amounts that otherwise would be distributable to each Member under Section 4.1. In each case, such adjustments or allocations shall occur, to the maximum extent possible, in the Fiscal Year of the event requiring such adjustments or allocations.

Section 5.5 Tax Allocations.

(a) The income, gains, losses, deductions and credits of the Company will be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, deductions and credits among the Members for computing their Capital Accounts; provided that if any such allocation is not permitted by the Code or other applicable Law, the Company's subsequent income, gains, losses, deductions and credits will be allocated among the Members so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b) Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value using the traditional method, as described in Treasury Regulations Section 1.704-3(b).

(c) If the Book Value of any Company asset is adjusted pursuant to Section 5.1(b), subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c) using the traditional method, as described in Treasury Regulations Section 1.704-3(b).

(d) Allocations of tax credits, tax credit recapture, and any items related thereto shall be allocated to the Members pro rata as determined by the Manager taking into account the principles of Treasury Regulation Section 1.704-1(b)(4)(ii).

(e) For purposes of determining a Member's pro rata share of the Company's "excess nonrecourse liabilities" within the meaning of Treasury Regulation Section 1.752-3(a)(3), each Member's interest in income and gain shall be in proportion to the Units held by such Member.

(f) Allocations pursuant to this Section 5.5 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, Distributions or other Company items pursuant to any provision of this Agreement.

Section 5.6 Indemnification and Reimbursement for Payments on Behalf of a Member. If the Company is obligated to pay any amount to a Governmental Entity (or otherwise makes a payment to a Governmental Entity) that is specifically attributable to a Member or a Member's status as such (including federal withholding taxes, state personal property taxes and state unincorporated business taxes, but excluding payments such as professional association fees and the like made voluntarily by the Company on behalf of any Member based upon such Member's status as an employee of the Company), then such Person shall indemnify the Company in full for the entire amount paid (including interest, penalties and related expenses). The Manager may offset Distributions to which a Person is otherwise entitled under this Agreement against such Person's obligation to indemnify the Company under this Section 5.6. A Member's obligation to make contributions to the Company under this Section 5.6 shall survive the termination, dissolution, liquidation and winding up of the Company, and for purposes of this Section 5.6, the Company shall be treated as continuing in existence. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 5.6, including instituting a lawsuit to collect such contribution with interest calculated at a rate per annum equal to the sum of the Base Rate plus 300 basis points (but not in excess of the highest rate per annum permitted by Law). Each Member hereby agrees to furnish to the Company such information and forms as required or reasonably requested in order to comply with any laws and regulations governing withholding of tax or in order to claim any reduced rate of, or exemption from, withholding to which the Member is legally entitled.

ARTICLE VI.
MANAGEMENT

Section 6.1 Authority of Manager.

(a) Except for situations in which the approval of any Member(s) is specifically required by this Agreement, (i) all management powers over the business and affairs of the Company shall be exclusively vested in VBC, as the sole managing member of the Company (VBC, in such capacity, the "Manager") and (ii) the Manager shall conduct, direct and exercise full control over all activities of the Company. The Manager shall be the "manager" of the Company for the purposes of the TBOC. Except as otherwise expressly provided for herein and subject to the other provisions of this Agreement, the Members hereby consent to the exercise by the Manager of all such powers and rights conferred on the Members by the TBOC with respect to the management and control of the Company. Any vacancies in the position of Manager shall be filled in accordance with Section 6.4.

(b) The day-to-day business and operations of the Company shall be overseen and implemented by officers of the Company (each, an "Officer" and collectively, the "Officers"), subject to the limitations imposed by the Manager. An Officer may, but need not, be a Member. Each Officer shall be appointed by the Manager and shall hold office until his or her successor shall be duly designated and shall qualify or until his or her death or until he shall resign or shall have been removed in the manner hereinafter provided. Any one Person may hold more than one office. Subject to the other provisions in this Agreement (including in Section 6.7 below), the salaries or other compensation, if any, of the Officers of the Company shall be fixed from time to time by the Manager. The authority and responsibility of the Officers shall include, but not be limited to, such duties as the Manager may, from time to time, delegate to them and the carrying out of the Company's business and affairs on a day-to-day basis. All Officers shall be, and shall be deemed to be, officers and employees of the Company. An Officer may also perform one or more roles as an officer of the Manager.

(c) The Manager shall have the power and authority to effectuate the sale, lease, transfer, exchange or other disposition of any, all or substantially all of the assets of the Company (including the exercise or grant of any conversion, option, privilege or subscription right or any other right available in connection with any assets at any time held by the Company) or the merger, consolidation, reorganization or other combination of the Company with or into another entity.

Section 6.2 Actions of the Manager. The Manager may act through any Officer or through any other Person or Persons to whom authority and duties have been delegated pursuant to Section 6.7.

Section 6.3 Resignation; No Removal. The Manager may resign at any time by giving written notice to the Members. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the Members, and the acceptance of the resignation shall not be necessary to make it effective. For the avoidance of doubt, the Members have no right under this Agreement to remove or replace the Manager.

Section 6.4 Vacancies. Vacancies in the position of Manager occurring for any reason shall be filled by VBC (or, if VBC has ceased to exist without any successor or assign, then by the holders of a majority in interest of the voting capital stock of VBC immediately prior to such cessation). For the avoidance of doubt, the Members have no right under this Agreement to fill any vacancy in the position of Manager.

Section 6.5 Transactions Between Company and Manager. The Manager may cause the Company to contract and deal with the Manager, or any Affiliate of the Manager, provided such contracts and dealings are on terms comparable to and competitive with those available to the Company from others dealing at arm's length.

Section 6.6 Reimbursement for Expenses. The Manager shall not be compensated for its services as Manager of the Company except as expressly provided in this Agreement. The Members acknowledge and agree that, upon consummation of any IPO, the VBC Class A Common Stock will be publicly traded and therefore VBC will have access to the public capital markets and that such status and the services performed by the Manager will inure to the benefit of the Company

and all Members; therefore, VBC shall be reimbursed by the Company for any reasonable out-of-pocket expenses incurred on behalf of the Company, including without limitation all fees, expenses and costs associated with such IPO and all fees, expenses and costs of being a public company (including without limitation public reporting obligations, proxy statements, stockholder meetings, stock exchange fees, transfer agent fees, SEC and FINRA filing fees and offering expenses) and maintaining VBC's corporate existence. In the event that shares of VBC Class A Common Stock are sold to underwriters in any IPO (or in any subsequent public offering) at a price per share that is lower than the price per share for which such shares of VBC Class A Common Stock are sold to the public in such IPO (or in such subsequent public offering, as applicable) after taking into account underwriters' discounts or commissions and brokers' fees or commissions (such difference, the "Discount"), the Company shall reimburse VBC for such Discount by treating such Discount as an additional Capital Contribution made by VBC to the Company and increasing VBC's Capital Account by the amount of such Discount. To the extent practicable, expenses incurred by VBC on behalf of or for the benefit of the Company shall be billed directly to and paid by the Company and, if and to the extent any reimbursements to VBC or any of its Affiliates by the Company pursuant to this Section 6.6 constitute gross income to such Person (as opposed to the repayment of advances made by such Person on behalf of the Company), such amounts shall be treated as "guaranteed payments" within the meaning of Code Section 707(c) and shall not be treated as distributions for purposes of computing the Members' Capital Accounts.

Section 6.7 Delegation of Authority. The Manager (a) may, from time to time, delegate to one or more Persons such authority and duties as the Manager may deem advisable, and (b) may assign titles (including, without limitation, chief executive officer, president, chief financial officers, chief operating officer, vice president, secretary, assistant secretary, treasurer or assistant treasurer) and delegate certain authority and duties to such Persons as the same may be amended, restated or otherwise modified from time to time. Any number of titles may be held by the same individual. The salaries or other compensation, if any, of such agents of the Company shall be fixed from time to time by the Manager, subject to the other provisions in this Agreement.

Section 6.8 Limitation of Liability of Manager.

(a) Except as otherwise provided herein or in an agreement entered into by such Person and the Company, neither the Manager nor any of the Manager's Affiliates shall be liable to the Company or to any Member that is not the Manager for any act or omission performed or omitted by the Manager in its capacity as the sole managing member of the Company pursuant to authority granted to the Manager by this Agreement; provided, however, that, except as otherwise provided herein, such limitation of liability shall not apply to the extent the act or omission was attributable to the Manager's gross negligence, willful misconduct or knowing violation of Law or for any present or future breaches of any representations, warranties or covenants by the Manager or its Affiliates contained herein or in the other agreements with the Company. The Manager may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and shall not be responsible for any misconduct or negligence on the part of any such agent (so long as such agent was selected in good faith and with reasonable care). The Manager shall be entitled to rely upon the advice of legal counsel, independent public accountants and other experts, including financial advisors, and any

act of or failure to act by the Manager in good faith reliance on such advice shall in no event subject the Manager to liability to the Company or any Member that is not the Manager.

(b) Whenever this Agreement or any other agreement contemplated herein provides that the Manager shall act in a manner which is, or provide terms which are, "fair and reasonable" to the Company or any Member that is not the Manager, the Manager shall determine such appropriate action or provide such terms considering, in each case, the relative interests of each party to such agreement, transaction or situation and the benefits and burdens relating to such interests, any customary or accepted industry practices, and any applicable United States generally accepted accounting practices or principles.

(c) Whenever in this Agreement or any other agreement contemplated herein, the Manager is permitted or required to take any action or to make a decision in its "sole discretion" or "discretion," with "complete discretion" or under a grant of similar authority or latitude, the Manager shall be entitled to consider such interests and factors as it desires, including its own interests, and shall, to the fullest extent permitted by applicable Law, have no duty or obligation to give any consideration to any interest of or factors affecting the Company or other Members.

(d) Whenever in this Agreement the Manager is permitted or required to take any action or to make a decision in its "good faith" or under another express standard, the Manager shall act under such express standard and, to the extent permitted by applicable Law, shall not be subject to any other or different standards imposed by this Agreement or any other agreement contemplated herein, and, notwithstanding anything contained herein to the contrary, so long as the Manager acts in good faith, the resolution, action or terms so made, taken or provided by the Manager shall not constitute a breach of this Agreement or any other agreement contemplated herein or impose liability upon the Manager or any of the Manager's Affiliates.

Section 6.9 Investment Company Act. The Manager shall use its best efforts to ensure that the Company shall not be subject to registration as an investment company pursuant to the Investment Company Act.

ARTICLE VII.
RIGHTS AND OBLIGATIONS OF MEMBERS

Section 7.1 Limitation of Liability and Duties of Members.

(a) Except as provided in this Agreement or in the TBOC, no Member (including without limitation, the Manager) shall be obligated personally for any debts, obligation or liability solely by reason of being a Member or acting as the Manager of the Company. Notwithstanding anything contained herein to the contrary, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the TBOC shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

(b) In accordance with the TBOC and the laws of the State of Texas, a Member may, under certain circumstances, be required to return amounts previously distributed to such Member.

It is the intent of the Members that no Distribution to any Member pursuant to ARTICLE IV shall be deemed a return of money or other property paid or distributed in violation of the TBOC. The payment of any such money or Distribution of any such property to a Member shall be deemed to be a compromise within the meaning of Section 101.154 of the TBOC, and, to the fullest extent permitted by Law, any Member receiving any such money or property shall not be required to return any such money or property to the Company or any other Person. However, if any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, any Member is obligated to make any such payment, such obligation shall be the obligation of such Member and not of any other Member.

(c) Notwithstanding any other provision of this Agreement (subject to Section 6.8 with respect to the Manager), to the extent that, at law or in equity, any Member (or any Member's Affiliate or any manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of any Member or of any Affiliate of a Member) has duties (including fiduciary duties) to the Company, to the Manager, to another Member, to any Person who acquires an interest in a Company Interest or to any other Person bound by this Agreement, all such duties (including fiduciary duties) are hereby limited, to the fullest extent permitted by law, and replaced with the duties or standards expressly set forth herein, if any. The limitation of duties (including fiduciary duties) to the Company, the Manager, each of the Members, each other Person who acquires an interest in a Company Interest and each other Person bound by this Agreement and replacement thereof with the duties or standards expressly set forth herein, if any, are approved by the Company, the Manager, each of the Members, each other Person who acquires an interest in a Company Interest and each other Person bound by this Agreement.

Section 7.2 Lack of Authority. No Member, other than the Manager or a duly appointed Officer, in each case in its capacity as such, has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditure on behalf of the Company. The Members hereby consent to the exercise by the Manager of the powers conferred on them by Law and this Agreement.

Section 7.3 No Right of Partition. No Member, other than the Manager, shall have the right to seek or obtain partition by court decree or operation of Law of any Company property, or the right to own or use particular or individual assets of the Company.

Section 7.4 Indemnification.

(a) Subject to Section 5.7, the Company hereby agrees to indemnify and hold harmless any Person (each an "Indemnified Person") to the fullest extent permitted under the TBOC, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Company is providing immediately prior to such amendment), against all expenses, liabilities and losses (including attorneys' fees, judgments, fines, excise taxes or penalties) reasonably incurred or suffered by such Person (or one or more of such Person's Affiliates) by reason of the fact that such Person is or was a Member or is or was serving as the Manager, Officer, employee, Partnership Representative or other agent of the Company or is or was serving at the request of the Company

as a manager, officer, director, principal, member, employee, Partnership Representative or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise; provided, however, that no Indemnified Person shall be indemnified for any expenses, liabilities and losses suffered that are attributable to such Indemnified Person's or its Affiliates' gross negligence, willful misconduct or knowing violation of Law or for any present or future breaches of any representations, warranties or covenants by such Indemnified Person or its Affiliates contained herein or in the other agreements with the Company. Expenses, including attorneys' fees, incurred by any such Indemnified Person in defending a proceeding shall be paid by the Company in advance of the final disposition of such proceeding, including any appeal therefrom, upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company.

(b) The right to indemnification and the advancement of expenses conferred in this Section 7.4 shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute, agreement, bylaw, action by the Manager or otherwise.

(c) The Company may maintain directors' and officers' liability insurance, or substantially equivalent insurance, at its expense, to protect any Indemnified Person (and the investment funds, if any, they represent) against any expense, liability or loss described in Section 7.4(a) whether or not the Company would have the power to indemnify such Indemnified Person against such expense, liability or loss under the provisions of this Section 7.4. The Company shall use its commercially reasonable efforts to purchase and maintain property, casualty and liability insurance in types and at levels customary for companies of similar size engaged in similar lines of business, as determined in good faith by the Manager, and the Company shall use its commercially reasonable efforts to purchase directors' and officers' liability insurance (including employment practices coverage) with a carrier and in an amount determined necessary or desirable as determined in good faith by the Manager.

(d) If this Section 7.4 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Indemnified Person pursuant to this Section 7.4 to the fullest extent permitted by any applicable portion of this Section 7.4 that shall not have been invalidated and to the fullest extent permitted by applicable Law.

Section 7.5 Members Right to Act. For matters that require the approval of the Members, the Members shall act through meetings and written consents as described in paragraphs (a) and (b) below:

(a) Except as otherwise expressly provided by this Agreement, acts by the Members holding a majority of the Units, voting together as a single class, shall be the acts of the Members. Any Member entitled to vote at a meeting of Members or to express consent or dissent to Company action in writing without a meeting may authorize another person or persons to act for it by proxy. An electronic mail, telegram, telex, cablegram or similar transmission by the Member, or a photographic, photostatic, facsimile or similar reproduction of a writing executed by the Member shall (if stated thereon) be treated as a proxy executed in writing for purposes of this Section 7.5(a).

No proxy shall be voted or acted upon after eleven months from the date thereof, unless the proxy provides for a longer period. A proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and that the proxy is coupled with an interest. Should a proxy designate two or more Persons to act as proxies, unless that instrument shall provide to the contrary, a majority of such Persons present at any meeting at which their powers thereunder are to be exercised shall have and may exercise all the powers of voting or giving consents thereby conferred, or, if only one be present, then such powers may be exercised by that one; or, if an even number attend and a majority do not agree on any particular issue, the Company shall not be required to recognize such proxy with respect to such issue if such proxy does not specify how the votes that are the subject of such proxy are to be voted with respect to such issue.

(b) The actions by the Members permitted hereunder may be taken at a meeting called by the Manager or by the Members holding a majority of the Units entitled to vote on such matter on at least 120 hours' prior written notice to the other Members entitled to vote, which notice shall state the purpose or purposes for which such meeting is being called. The actions taken by the Members entitled to vote or consent at any meeting (as opposed to by written consent), however called and noticed, shall be as valid as though taken at a meeting duly held after regular call and notice if (but not until), either before, at or after the meeting, the Members entitled to vote or consent as to whom it was improperly held signs a written waiver of notice or a consent to the holding of such meeting or an approval of the minutes thereof. The actions by the Members entitled to vote or consent may be taken by vote of the Members entitled to vote or consent at a meeting or by written consent, so long as such consent is signed by Members having not less than the minimum number of Units that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. Prompt notice of the action so taken, which shall state the purpose or purposes for which such consent is required and may be delivered via email, without a meeting shall be given to those Members entitled to vote or consent who have not consented in writing; provided, however, that the failure to give any such notice shall not affect the validity of the action taken by such written consent. Any action taken pursuant to such written consent of the Members shall have the same force and effect as if taken by the Members at a meeting thereof.

Section 7.6 Inspection Rights. The Company shall permit each Member and each of its designated representatives to (i) visit and inspect any of the properties of the Company and its Subsidiaries, all at reasonable times and upon reasonable notice, (ii) examine the corporate and financial records of the Company or any of its Subsidiaries and make copies thereof or extracts therefrom, (iii) consult with the managers, officers, employees and independent accountants of the Company or any of its Subsidiaries concerning the affairs, finances and accounts of the Company or any of its Subsidiaries. The presentation of an executed copy of this Agreement by any Member to the Company's independent accountants shall constitute the Company's permission to its

independent accountants to participate in discussions with such Persons and their respective designated representatives.

ARTICLE VIII.
BOOKS, RECORDS, ACCOUNTING AND REPORTS, AFFIRMATIVE COVENANTS

Section 8.1 Records and Accounting. The Company shall keep, or cause to be kept, appropriate books and records with respect to the Company's business, including all books and records necessary to provide any information, lists and copies of documents required to be provided pursuant to Section 8.3 or pursuant to applicable Laws. All matters concerning (a) the determination of the relative amount of allocations and Distributions among the Members pursuant to ARTICLE III and ARTICLE IV, and (b) accounting procedures and determinations, and other determinations not specifically and expressly provided for by the terms of this Agreement, shall be determined by the Manager, whose determination shall be final and conclusive as to all of the Members absent manifest clerical error.

Section 8.2 Fiscal Year. The Fiscal Year of the Company shall end on December 31st each year or such other date as may be established by the Manager.

Section 8.3 Reports. The Company shall deliver or cause to be delivered, within ninety (90) days after the end of each Fiscal Year, to each Person who was a Member at any time during such Fiscal Year, all information reasonably necessary for the preparation of such Person's United States federal and applicable state income tax returns.

ARTICLE IX.
TAX MATTERS

Section 9.1 Preparation of Tax Returns. The Manager shall arrange for the preparation and timely filing of all tax returns required to be filed by the Company. On or before March 15, June 15, September 15, and December 15 of each Fiscal Year, the Company shall use its best efforts to send to each Person who was a Member at any time during the prior quarter, an estimate of such Member's state tax apportionment information and allocations to the Members of taxable income, gains, losses, deductions and credits for the prior quarter, which estimate shall have been reviewed by the Company's outside tax accountants. In addition, no later than the later of (i) March 15 following the end of the prior Fiscal Year, and (ii) thirty (30) Business Days after the issuance of the final financial statement report for a Fiscal Year by the Company's auditors, the Company shall send to each Person who was a Member at any time during such Fiscal Year, a statement showing such Member's final state tax apportionment information and allocations to the Members of taxable income, gains, losses, deductions and credits for such Fiscal Year and a completed IRS Schedule K-1. Each Member shall notify the other Members upon receipt of any notice of tax examination of the Company by federal, state or local authorities. Subject to the terms and conditions of this Agreement, in its capacity as Partnership Representative, the Manager shall have the authority to prepare the tax returns of the Company using such permissible methods and elections as it determines in its reasonable discretion, including without limitation the use of any

permissible method under Section 706 of the Code for purposes of determining the varying Company Interests of its Members.

Section 9.2 Tax Elections. The Taxable Year shall be the Fiscal Year set forth in Section 8.2. The Company and any eligible Subsidiary shall make an election pursuant to Section 754 of the Code, shall not thereafter revoke such election. Each Member will upon request supply any information reasonably necessary to give proper effect to any such elections. Such election shall be effective solely for federal (and, if applicable, state and local) income tax purposes and shall not result in any adjustment to the Book Value of any Company asset or to the Members' Capital Accounts (except as provided in Treasury Regulations Section 1.704-1(b)(2)(iv)(m)) or in the determination or allocation of Profit or Loss for purposes other than such tax purposes.

Section 9.3 Partnership Representative. The Manager shall designate each year a "partnership representative" of the Company for purposes of Section 6223 of the Code and the Treasury Regulations promulgated thereunder (the "Partnership Representative"), which may be the Manager and shall be the Manager if no other person is designated. The Partnership Representative shall have all of the powers and responsibilities of such position as provided in the Code and any Treasury Regulations thereunder and may take any action contemplated by Sections 6222 through 6241 of the Code, any Treasury Regulations or other guidance thereunder and any comparable state or local law (the "Partnership Tax Audit Rules"). All expenses incurred by the Partnership Representative in connection with the Company shall be borne by the Company. Any amounts paid by the Partnership Representative on behalf of the Company shall constitute an advance to the Company subject to reimbursement and not a contribution to its capital. The Partnership Representative is authorized to employ such accountants, attorneys and agents as it determines are necessary to or useful in the performance of its duties. Any person who serves as Partnership Representative shall not be liable to the Company or any Member for any action it takes or fails to take in such capacity, unless such action or failure to act constitutes bad faith, willful misconduct, gross negligence, fraud or a material breach of this Agreement. Upon the Company's request, each Member shall provide to the Company within the required time frame any information that the Partnership Representative believes may be necessary or appropriate to resolve any tax issue relating to the Company or comply with or be eligible to invoke any aspect of the Partnership Tax Audit Rules. Notwithstanding any provision of this Agreement to the contrary, any taxes, penalties, and interest payable by the Company under the Partnership Tax Audit Rules shall be treated as attributable to the Members, and, to the extent possible, the Partnership Representative shall allocate the burden of any such amounts to those Members to whom such amounts are reasonably attributable. To the extent that any such amount is payable by the Company, at the option of the Partnership Representative, the Members to whom such amounts are reasonably attributable, including persons that were Members in the year that is the subject of such audit, shall (a) be promptly paid to the Company by such Member or (b) be paid by reducing the amount of the current or next succeeding distribution or distributions which would otherwise have been made to such Member. The Company shall indemnify the Partnership Representative as provided in Section 7.4. In the event of a Transfer of a Member's Membership Interest, the transferor Member's obligations under this Section 9.3 shall survive such transfer and such transferor Member shall continue to be liable for any taxes, penalties, and interest payable by the

Company under the Partnership Audit Rules that are reasonably attributable to such transferor Member.

ARTICLE X.
RESTRICTIONS ON TRANSFER OF UNITS; PREEMPTIVE RIGHT

Section 10.1 Transfers by Members. No holder of Units may Transfer any interest in any Units, except Transfers (a) pursuant to and in accordance with Section 10.2 or (b) approved in writing by the Manager.

Section 10.2 Permitted Transfers. The restrictions contained in Section 10.1 shall not apply to any Transfer (each, a "Permitted Transfer") pursuant to (i)(A) a Change of Control Transaction, (B) an Exchange in accordance with ARTICLE XI hereof or (C) a Transfer by a Member to VBC or any of its Subsidiaries (ii) a Transfer by any Member to such Member's spouse, any lineal ascendants or descendants or trusts or other entities in which such Member or Member's spouse, lineal ascendants or descendants hold (and continue to hold while such trusts or other entities hold Units) 50% or more of such entity's beneficial interests, (iii) pursuant to the laws of descent and distribution and (iv) a Transfer to a partner, shareholder, member or Affiliated investment fund of such Member; provided, however, that (A) the restrictions contained in this Agreement will continue to apply to Units after any Permitted Transfer of such Units, and (B) in the case of the foregoing clauses (ii), (iii) and (iv), the transferees of the Units so Transferred shall agree in writing to be bound by the provisions of this Agreement and, the transferor will deliver a written notice to the Company and the Members, which notice will disclose in reasonable detail the identity of the proposed transferee. All Permitted Transfers are subject to the additional limitations set forth in Section 10.7(b).

Section 10.3 Restricted Units Legend. The Units have not been registered under the Securities Act and, therefore, in addition to the other restrictions on Transfer contained in this Agreement, cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is then available. To the extent such Units have been certificated, each certificate evidencing Units and each certificate issued in exchange for or upon the Transfer of any Units (if such securities remain Units as defined herein after such Transfer) shall be stamped or otherwise imprinted with a legend in substantially the following form:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN EXEMPTION FROM REGISTRATION THEREUNDER. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER SPECIFIED IN THE LIMITED LIABILITY COMPANY AGREEMENT OF VICTORYBASE HOLDINGS LLC, AS MAY BE AMENDED AND MODIFIED FROM TIME TO TIME, AND VICTORYBASE HOLDINGS LLC RESERVES THE RIGHT TO REFUSE THE TRANSFER OF SUCH SECURITIES UNTIL SUCH CONDITIONS HAVE BEEN FULFILLED WITH RESPECT TO ANY TRANSFER. A COPY OF SUCH CONDITIONS SHALL BE FURNISHED

BY VICTORYBASE HOLDINGS LLC TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE."

The Company shall imprint such legend on certificates (if any) evidencing Units or notice of uncertificated Units, if applicable. The legend set forth above shall be removed from the certificates (if any) evidencing any units which cease to be Units in accordance with the definition thereof.

Section 10.4 Transfer. Prior to Transferring any Units (other than pursuant to a Change of Control Transaction), the Transferring Holder of Units shall cause the prospective Transferee to be bound by this Agreement as provided in Section 10.2 and any other agreements executed by the holders of Units and relating to such Units in the aggregate (collectively, the "Other Agreements"), and shall cause the prospective Transferee to execute and deliver to the Company and the other holders of Units counterparts of this Agreement and any applicable Other Agreements. Any Transfer or attempted Transfer of any Units in violation of any provision of this Agreement (including any prohibited indirect Transfers) (a) shall be void, and (b) the Company shall not record such Transfer on its books or treat any purported Transferee of such Units as the owner of such securities for any purpose.

Section 10.5 Assignee's Rights.

(a) The Transfer of a Company Interest in accordance with this Agreement shall be effective as of the date of its assignment (assuming compliance with all of the conditions to such Transfer set forth herein), and such Transfer shall be shown on the books and records of the Company. Profits, Losses and other Company items shall be allocated between the transferor and the Assignee according to Code Section 706, using any permissible method as determined in the reasonable discretion of the Manager. Distributions made before the effective date of such Transfer shall be paid to the transferor, and Distributions made after such date shall be paid to the Assignee.

(b) Unless and until an Assignee becomes a Member pursuant to ARTICLE XII, the Assignee shall not be entitled to any of the rights granted to a Member hereunder or under applicable Law, other than the rights granted specifically to Assignees pursuant to this Agreement; provided, however, that, without relieving the transferring Member from any such limitations or obligations as more fully described in Section 10.6, such Assignee shall be bound by any limitations and obligations of a Member contained herein that a Member would be bound on account of the Assignee's Company Interest (including the obligation to make Capital Contributions on account of such Company Interest).

Section 10.6 Assignor's Rights and Obligations. Any Member who shall Transfer any Company Interest in a manner in accordance with this Agreement shall cease to be a Member with respect to such Units or other interest and shall no longer have any rights or privileges, or, except as set forth in this Section 10.6, duties, liabilities or obligations, of a Member with respect to such Units or other interest (it being understood, however, that the applicable provisions of Section 6.8 and Section 7.4 shall continue to inure to such Person's benefit), except that unless and until the Assignee (if not already a Member) is admitted as a Substituted Member in accordance with the provisions of ARTICLE XII (the "Admission Date"), (i) such assigning Member shall retain all of

the duties, liabilities and obligations of a Member with respect to such Units or other interest, and (ii) the Manager may, in its sole discretion, reinstate all or any portion of the rights and privileges of such Member with respect to such Units or other interest for any period of time prior to the Admission Date. Nothing contained herein shall relieve any Member who Transfers any Units or other interest in the Company from any liability of such Member to the Company with respect to such Company Interest that may exist on the Admission Date or that is otherwise specified in the TBOC and incorporated into this Agreement or for any liability to the Company or any other Person for any materially false statement made by such Member (in its capacity as such) or for any present or future breaches of any representations, warranties or covenants by such Member (in its capacity as such) contained herein or in the other agreements with the Company.

Section 10.7 Overriding Provisions.

(a) Any Transfer in violation of this ARTICLE X shall be null and void *ab initio*, and the provisions of Section 10.5 and Section 10.6 shall not apply to any such Transfers. For the avoidance of doubt, any Person to whom a Transfer is made or attempted in violation of this ARTICLE X shall not become a Member, shall not be entitled to vote on any matters coming before the Members and shall not have any other rights in or with respect to any rights of a Member of the Company. The approval of any Transfer in any one or more instances shall not limit or waive the requirement for such approval in any other or future instance. The Manager shall promptly amend the Schedule of Members to reflect any Permitted Transfer pursuant to this ARTICLE X.

(b) Notwithstanding anything contained herein to the contrary (including, for the avoidance of doubt, the provisions of Section 10.1 and ARTICLE XI and ARTICLE XII), in no event shall any Member Transfer any Units to the extent such Transfer would:

(i) result in the violation of the Securities Act, or any other applicable federal, state or foreign Laws;

(ii) cause the Company to become an Investment Company under the Investment Company Act;

(iii) in the reasonable determination of the Manager, be a violation of or a default (or an event that, with notice or the lapse of time or both, would constitute a default) under, or result in an acceleration of any indebtedness under, any promissory note, mortgage, loan agreement, indenture or similar instrument or agreement to which the Company or the Manager is a party; provided that (x) the payee or creditor to whom the Company or the Manager owes such obligation is not an affiliate of the Company or the Manager and (y) such indebtedness, individually or in the aggregate, has an aggregate principal amount then outstanding that is greater than $25,000,000;

(iv) cause the Company to lose its status as a partnership for federal income tax purposes or, without limiting the generality of the foregoing, such Transfer was effected on or through an "established securities market" or a "secondary market or the substantial equivalent thereof," as such terms are used in Section 1.7704-1 of the Treasury Regulations;

(v) be a Transfer to a Person who is not legally competent or who has not achieved his or her majority under applicable Law (excluding trusts for the benefit of minors);

(vi) cause the Company to be treated as a "publicly traded partnership" or to be taxed as a corporation pursuant to Section 7704 of the Code or successor provision of the Code; or

(vii) result in the Company having more than one hundred (100) partners, within the meaning of Treasury Regulations Section 1.7704-1(h)(1) (determined pursuant to the rules of Treasury Regulations Section 1.7704-1(h)(3)).

ARTICLE XI.
EXCHANGE RIGHTS

Section 11.1 Exchange Rights for Class A Units. Each Class A Unit shall be exchangeable at any time and from time to time for shares of VBC Class A Common Stock. Such Class A Units shall be exchangeable pursuant to this Section 11.1 at a conversion ratio (the "Conversion Ratio") that results in the exchanging holder of Class A Units receiving VBC Class A Common Stock such that the exchanging holder's indirect economic ownership in the Company shall be equal to the direct percentage economic interest in the Company that such Class A Units represented in the hands of the exchanging holder.

Section 11.2 Reservation of Shares of VBC Class A Common Stock; Listing; Certificate of VBC. At all times VBC shall use commercially reasonable efforts to seek to reserve and keep available out of its authorized but unissued VBC Class A Common Stock, solely for the purpose of issuance upon an Exchange, such number of shares of VBC Class A Common Stock as shall be issuable upon any such exchange. VBC shall use its commercially reasonable efforts to ensure that the VBC Class A Common Stock issued pursuant to Section 11.1 is registered for issuance under the Securities Act or issued pursuant to the exemption from registration afforded by Regulation A+ or other applicable exemption. VBC covenants that all VBC Class A Common Stock issued upon an Exchange will, upon issuance, be validly issued, fully paid and non-assessable. The provisions of this ARTICLE XI shall be interpreted and applied in a manner consistent with the corresponding provisions of VBC's certificate of incorporation.

Section 11.3 Effect of Exercise of Exchange Right. This Agreement shall continue notwithstanding the consummation of an Exchange and all governance or other rights set forth herein shall be exercised by the remaining Members. No Exchange shall relieve a Member of any prior breach of this Agreement.

Section 11.4 Tax Treatment. Unless otherwise required by applicable Law, the parties hereto acknowledge and agree that an Exchange will be a taxable transaction for U.S. federal and

applicable state and local income tax purposes whereby the exchanging holder of Class A Units will recognize gain or loss upon the receipt of VBC Class A Common Stock for its Class A Units.

ARTICLE XII.
ADMISSION OF MEMBERS

Section 12.1 Substituted Members. Subject to the provisions of ARTICLE X hereof, in connection with the Permitted Transfer of a Company Interest hereunder, the transferee shall become a substituted Member ("Substituted Member") on the effective date of such Transfer, which effective date shall not be earlier than the date of compliance with the conditions to such Transfer, and such admission shall be shown on the books and records of the Company.

Section 12.2 Additional Members. Subject to the provisions of ARTICLE X hereof, any Person that is not a current Member may be admitted to the Company as an additional Member (any such Person, an "Additional Member") only upon furnishing to the Manager (a) counterparts of this Agreement and any applicable Other Agreements and (b) such other documents or instruments as may be reasonably necessary or appropriate to effect such Person's admission as a Member (including entering into such documents as the Manager may deem appropriate in its reasonable discretion). Such admission shall become effective on the date on which the Manager determines in its reasonable discretion that such conditions have been satisfied and when any such admission is shown on the books and records of the Company.

ARTICLE XIII.
WITHDRAWAL AND RESIGNATION; TERMINATION OF RIGHTS

Section 13.1 Withdrawal and Resignation of Members. No Member shall have the power or right to withdraw or otherwise resign as a Member from the Company prior to the dissolution and winding up of the Company pursuant to ARTICLE XIV. Any Member, however, that attempts to withdraw or otherwise resign as a Member from the Company without the prior written consent of the Manager upon or following the dissolution and winding up of the Company pursuant to ARTICLE XIV, but prior to such Member receiving the full amount of Distributions from the Company to which such Member is entitled pursuant to ARTICLE XIV, shall be liable to the Company for all damages (including all lost profits and special, indirect and consequential damages) directly or indirectly caused by the withdrawal or resignation of such Member. Upon a Transfer of all of a Member's Units in a Transfer permitted by this Agreement, subject to the provisions of Section 10.6, such Member shall cease to be a Member.

ARTICLE XIV.
DISSOLUTION AND LIQUIDATION

Section 14.1 Dissolution. The Company shall not be dissolved by the admission of Additional Members or Substituted Members or the attempted withdrawal or resignation of a Member. The Company shall dissolve, and its affairs shall be wound up, upon:

(a) the approval of the Manager together with the Members that then hold a majority of the Voting Units to dissolve the Company; or

(b) the entry of a decree of judicial dissolution of the Company.

Except as otherwise set forth in this ARTICLE XIV, the Company is intended to have perpetual existence. An Event of Withdrawal shall not cause a dissolution of the Company and the Company shall continue in existence subject to the terms and conditions of this Agreement. Likewise, a decision to revoke a decision to dissolve the Company shall require the approval of the Manager together with the Members that then hold a majority of the Voting Units.

Section 14.2 Liquidation and Termination. On dissolution of the Company, the Manager shall act as liquidator or may appoint one or more Persons as liquidator. The liquidators shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the TBOC. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidators shall continue to operate the Company properties with all of the power and authority of the Manager. The steps to be accomplished by the liquidators are as follows:

(a) as promptly as possible after dissolution and again after final liquidation, the liquidators shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

(b) the liquidators shall cause the notice described in the TBOC to be mailed to each known creditor of and claimant against the Company in the manner described thereunder;

(c) the liquidators shall pay, satisfy or discharge from Company funds, or otherwise make adequate provision for payment and discharge thereof (including, without limitation, the establishment of a cash fund for contingent liabilities in such amount and for such term as the liquidators may reasonably determine):

(i) first, all expenses incurred in liquidation; and second, all of the debts, liabilities and obligations of the Company; and

(ii) all remaining assets of the Company shall be distributed to the Members in accordance with their positive Capital Accounts.

Section 14.3 Deferment; Distribution in Kind. Notwithstanding the provisions of Section 14.2, but subject to the order of priorities set forth therein, if upon dissolution of the Company the liquidators determine that an immediate sale of part or all of the Company's assets would be impractical or would cause undue loss (or would otherwise not be beneficial) to the Members, the liquidators may, in their sole discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy Company liabilities (other than loans to the Company by Members) and reserves. Subject to the order of priorities set forth in Section 14.2, the liquidators may, in their sole discretion, distribute to the Members, in lieu of cash, either (a) all or any portion of such remaining Company assets in-kind in accordance with the provisions of Section 14.2(d), (b) as tenants in common and in accordance with the provisions of Section 14.2(d), undivided interests in all or any portion of such Company assets or (c) a combination of the foregoing. Any such Distributions in kind shall be subject to (y) such conditions relating to the

disposition and management of such assets as the liquidators deem reasonable and equitable and (z) the terms and conditions of any agreements governing such assets (or the operation thereof or the holders thereof) at such time. Any Company assets distributed in kind will first be written up or down to their Fair Market Value, thus creating Profit or Loss (if any), which shall be allocated in accordance with ARTICLE V. The liquidators shall determine the Fair Market Value of any property distributed in accordance with the valuation procedures set forth in ARTICLE XV.

Section 14.4 Certificate of Termination. On completion of the distribution of Company assets as provided herein, the Company is terminated (and the Company shall not be terminated prior to such time), and the Manager (or such other Person or Persons as the TBOC may require or permit) shall file a certificate of termination with the Secretary of State of Texas, cancel any other filings made pursuant to this Agreement that are or should be canceled and take such other actions as may be necessary to terminate the Company. The Company shall be deemed to continue in existence for all purposes of this Agreement until it is terminated pursuant to this Section 14.4.

Section 14.5 Reasonable Time for Winding Up. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Section 14.2 and Section 14.3 in order to minimize any losses otherwise attendant upon such winding up.

Section 14.6 Return of Capital. The liquidators shall not be personally liable for the return of Capital Contributions or any portion thereof to the Members (it being understood that any such return shall be made solely from Company assets).

ARTICLE XV.
VALUATION

Section 15.1 Determination. "Fair Market Value" of a specific Company asset will mean the amount which the Company would receive in an all-cash sale of such asset in an arms-length transaction with a willing unaffiliated third party, with neither party having any compulsion to buy or sell, consummated on the day immediately preceding the date on which the event occurred which necessitated the determination of the Fair Market Value (and after giving effect to any transfer taxes payable in connection with such sale), as such amount is determined by the Manager (or, if pursuant to Section 14.2, the liquidators) in its good faith judgment using all factors, information and data it deems to be pertinent.

Section 15.2 Dispute Resolution. If any Member or Members dispute the accuracy of any determination of Fair Market Value in accordance with Section 15.1, and the Manager and such Member(s) are unable to agree on the determination of the Fair Market Value of any asset of the Company, the Manager and such Member(s) shall each select a nationally or regionally recognized valuation firm experienced in valuing similar assets or securities, as applicable, in the Company's industry (the "Appraisers"), who shall each determine the Fair Market Value of the asset or the Company (as applicable) in accordance with the provisions of Section 15.1. The Appraisers shall be instructed to give written notice of their determination of the Fair Market Value of the asset or the Company (as applicable) within thirty (30) days of their appointment as Appraisers. If Fair Market Value as determined by an Appraiser is higher than Fair Market Value

as determined by the other Appraiser by 10% or more, and the Manager and such Member(s) do not otherwise agree on a Fair Market Value, the original Appraisers shall designate a third Appraiser meeting the same criteria used to select the original two. If Fair Market Value as determined by an Appraiser is within 10% of the Fair Market Value as determined by the other Appraiser (but not identical), and the Manager and such Member(s) do not otherwise agree on a Fair Market Value, the Manager shall select the Fair Market Value of one of the Appraisers. The fees and expenses of the Appraisers shall be borne by the Company.

ARTICLE XVI. GENERAL PROVISIONS

Section 16.1 Power of Attorney.

(a) Each Member who is an individual hereby constitutes and appoints the Manager (or the liquidator, if applicable) with full power of substitution, as his or her true and lawful agent and attorney-in-fact, with full power and authority in his, her or its name, place and stead, to:

(i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) this Agreement, all certificates and other instruments and all amendments thereof which the Manager deems appropriate or necessary to form, qualify, or continue the qualification of, the Company as a limited liability company in the State of Texas and in all other jurisdictions in which the Company may conduct business or own property; (B) all instruments which the Manager deems appropriate or necessary to reflect any amendment, change, modification or restatement of this Agreement in accordance with its terms; (C) all conveyances and other instruments or documents which the Manager deems appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, including a certificate of cancellation; and (D) all instruments relating to the admission, withdrawal or substitution of any Member pursuant to ARTICLE XII or ARTICLE XIII; and

(ii) sign, execute, swear to and acknowledge all ballots, consents, approvals, waivers, certificates and other instruments appropriate or necessary, in the reasonable judgment of the Manager, to evidence, confirm or ratify any vote, consent, approval, agreement or other action which is made or given by the Members hereunder or is consistent with the terms of this Agreement, in the reasonable judgment of the Manager, to effectuate the terms of this Agreement.

(b) The foregoing power of attorney is irrevocable and coupled with an interest, and shall survive the death, disability, incapacity, dissolution, bankruptcy, insolvency or termination of any Member who is an individual and the transfer of all or any portion of his, her or its Company Interest and shall extend to such Member's heirs, successors, assigns and personal representatives.

Section 16.2 Confidentiality. The Manager and each of the Members agree to hold the Company's Confidential Information in confidence and may not use such information except in furtherance of the business of the Company or as otherwise authorized separately in writing by the Manager or as required by law, including, without limitation, any disclosure required by the

Securities Act. "Confidential Information" as used herein includes, but is not limited to, ideas, financial product structuring, business strategies, innovations and materials, all aspects of the Company's business plan, proposed operation and products, corporate structure, financial and organizational information, analyses, proposed partners, software code and system and product designs, employees and their identities, equity ownership, the methods and means by which the Company plans to conduct its business, all trade secrets, trademarks, tradenames and all intellectual property associated with the Company's business. With respect to the Manager and each Member, Confidential Information does not include information or material that: (a) is rightfully in the possession of the Manager or each Member at the time of disclosure by the Company; (b) before or after it has been disclosed to the Manager or each Member by the Company, becomes part of public knowledge, not as a result of any action or inaction of the Manager or such Member, respectively, in violation of this Agreement; (c) is approved for release by written authorization of the CEO of the Company or of VBC; (d) is disclosed to the Manager or such Member or their representatives by a third party not, to the knowledge of the Manager or such Member, respectively, in violation of any obligation of confidentiality owed to the Company with respect to such information; or (e) is or becomes independently developed by the Manager or such Member or their respective representatives without use or reference to the Confidential Information.

Section 16.3 Amendments. This Agreement may be amended or modified upon the consent of all of the Members. Notwithstanding the foregoing, no amendment or modification (a) to this Section 16.3 may be made without the prior written consent of the Manager and each of the Members, (b) to any of the terms and conditions of this Agreement which terms and conditions expressly require the approval or action of certain Persons may be made without obtaining the consent of the requisite number or specified percentage of such Persons who are entitled to approve or take action on such matter, and (c) to any of the terms and conditions of ARTICLE VI or Section 14.1 (and related definitions as used directly or indirectly therein) may be made without the prior written consent of the Manager, which consent may be given or withheld in the Manager's sole discretion.

Section 16.4 Title to Company Assets. Company assets shall be deemed to be owned by the Company as an entity, and no Member, individually or collectively, shall have any ownership interest in such Company assets or any portion thereof. The Company shall hold title to all of its property in the name of the Company and not in the name of any Member. All Company assets shall be recorded as the property of the Company on its books and records, irrespective of the name in which legal title to such Company assets is held. The Company's credit and assets shall be used solely for the benefit of the Company, and no asset of the Company shall be transferred or encumbered for, or in payment of, any individual obligation of any Member.

Section 16.5 Addresses and Notices. Any notice provided for in this Agreement will be in writing and will be either personally delivered, or received by certified mail, return receipt requested, or sent by reputable overnight courier service (charges prepaid) to the Company at the address set forth below and to any other recipient and to any Member at the address set forth on Schedule A hereto or such other address as indicated by the Company's records, or at such address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party. Notices will be deemed to have been given hereunder when delivered

personally or sent by email (provided confirmation of email transmission is received), three (3) days after deposit in the U.S. mail and one (1) day after deposit with a reputable overnight courier service. The Company's address is:

VictoryBaseHoldings LLC

Physical address:
[redacted]

and

Mailing address:
[redacted]

E-mail: [redacted]

With copy to:

Cantey Hanger LLP
600 West 6th Street, Suite 300
Fort Worth, Texas 76102
Attn: Douglas W. Clayton, Esq.
E-mail: dclayton@canteyhanger.com

and

Hunton Andrews Kurth LLP
1445 Ross Ave, Suite 3700
Dallas, Texas 75202
Attn: Alexander McGeoch, Esq.
E-mail: amcgeoch@hunton.com

Section 16.6 Binding Effect; Intended Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.7 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or any of its Affiliates, and no creditor who makes a loan to the Company or any of its Affiliates may have or acquire (except pursuant to the terms of a separate agreement executed by the Company in favor of such creditor) at any time as

a result of making the loan any direct or indirect interest in Company Profits, Losses, Distributions, capital or property other than as a secured creditor.

Section 16.8 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

Section 16.9 Counterparts. This Agreement may be executed in separate counterparts, each of which will be an original and all of which together shall constitute one and the same agreement binding on all the parties hereto.

Section 16.10 Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Texas, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Texas or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Texas. Any dispute relating hereto shall be heard in the state or federal courts of the State of Texas, and the parties agree to jurisdiction and venue therein.

Section 16.11 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

Section 16.12 Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking such actions as may be reasonably necessary or appropriate to achieve the purposes of this Agreement.

Section 16.13 Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of an electronic transmission, including by a facsimile machine or via email, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of electronic transmission by a facsimile machine or via email to deliver a signature or the fact that any signature or agreement or instrument was

transmitted or communicated through such electronic transmission as a defense to the formation of a contract and each such party forever waives any such defense.

Section 16.14 Right of Offset. Whenever the Company is to pay any sum (other than pursuant to ARTICLE IV) to any Member, any amounts that such Member owes to the Company which are not the subject of a good faith dispute may be deducted from that sum before payment.

Section 16.15 Entire Agreement. This Agreement, those documents expressly referred to herein, any indemnity agreements entered into in connection herewith with any member of the board of managers and other documents of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

Section 16.16 Remedies. Each Member shall have all rights and remedies set forth in this Agreement and all rights and remedies which such Person has been granted at any time under any other agreement or contract and all of the rights which such Person has under any Law. Any Person having any rights under any provision of this Agreement or any other agreements contemplated hereby shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by Law.

Section 16.17 Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use of the word "including" in this Agreement shall be by way of example rather than by limitation. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. Without limiting the generality of the immediately preceding sentence, no amendment or other modification to any agreement, document or instrument that requires the consent of any Person pursuant to the terms of this Agreement or any other agreement will be given effect hereunder unless such Person has consented in writing to such amendment or modification. Wherever required by the context, references to a Fiscal Year shall refer to a portion thereof. The use of the words "or," "either" and "any" shall not be exclusive. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Wherever a conflict exists between this Agreement and any other agreement, this Agreement shall control but solely to the extent of such conflict.

[*Signature page follows.*]

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Limited Liability Company Agreement as of the date first written above.

MEMBERS:

VICTORYBASE RE, LLC

By: /s/ Thomas Paquin
Thomas Paquin, President

VICTORYBASE CORPORATION

By: /s/ Thomas Paquin
Thomas Paquin, President

Schedule A

Schedule of Members

of

VictoryBase Holdings LLC

As of December 9, 2020

Name and Address of Member	Number of Units	Class of Units	Capital Contributions
VictoryBase RE, LLC Physical address: [redacted] and Mailing address: [redacted] E-mail: [redacted]	1	Class A	$10.00
VictoryBase Corporation Physical address: [redacted] and Mailing address: [redacted] E-mail: [redacted]	1	Class B	$10.00

EX1A-6 MAT CTRCT 6 vbco-1aex6z1.htm EXHIBIT 6.1

TAX RECEIVABLE AGREEMENT

by and among

VICTORYBASE CORPORATION,

VICTORYBASE HOLDINGS LLC

and

THE OTHER MEMBERS OF VICTORYBASE HOLDINGS LLC

FROM TIME TO TIME PARTY HERETO

Dated as of December 9, 2020

TABLE OF CONTENTS

Exhibit

TAX RECEIVABLE AGREEMENT

This TAX RECEIVABLE AGREEMENT (this "Agreement"), dated as of December 9, 2020, is entered into by and among VictoryBase Corporation, a Delaware corporation ("VBC"), VictoryBase Holdings LLC, a Texas limited liability company (the "Company") and each of the other Members of the Company from time to time party hereto. Capitalized terms used but not otherwise defined herein have the respective meanings set forth in Section 1.1.

RECITALS

WHEREAS, the Company is treated as a partnership for U.S. federal income tax purposes;

WHEREAS, each of the members of the Company as of the date hereof other than VBC (such members, together with each other Person who becomes party hereto by satisfying the Joinder Requirement, the "Members") owns certain Units (as defined herein);

WHEREAS, VBC is the manager of the Company, and will be the registered owner of Units;

WHEREAS, as of the date hereof, VBC has issued (i) 1,000,000 shares of its Class A VBC Common Stock, par value $0.001 (the "VBC Class A Common Stock") to VictoryBase RE, LLC ("VBRE"), in exchange for a capital contribution by VBRE to VBC, and (ii) 1,000,000 shares of its Class B non-economic voting stock, par value $0.001 (the "VBC Class B Common Stock") to VBRE in exchange for a capital contribution by VBRE to VBC;

WHEREAS, VBC will issue additional shares of VBC Class A Common Stock to investors pursuant to the exemption from registration afforded by Regulation A+ Tier II; and

WHEREAS, as set forth herein, the Class A Units will be exchangeable at any time and from time to time for shares of VBC Class A Common Stock at a conversion ratio that results in the exchanging holder of Class A Units receiving VBC Class A Common Stock with an indirect economic ownership in the Company that is equal to the direct percentage economic interest in the Company that such Class A Units represented in the hands of such exchanging holder (each such transaction constitutes an "Exchange");

WHEREAS, the Company and any direct or indirect subsidiary (owned through a chain of pass-through entities) of the Company that is treated as a partnership for U.S. federal income tax purposes (together with the Company and any direct or indirect subsidiary (owned through a chain of pass-through entities) of the Company that is treated as a disregarded entity for U.S. federal income tax purposes, the "VictoryBase Group") will have in effect an election under Section 754 of the Code (as defined herein) as provided under Section 2.1(b) for the Taxable Year (as defined herein) in which any Exchange occurs, which election will result in an adjustment to VBC's share of the tax basis of the assets owned by the VictoryBase Group as of the date of the Exchange, with a consequent result on the taxable income subsequently derived therefrom; and

WHEREAS, the parties to this Agreement desire to provide for certain payments and make certain arrangements with respect to any tax benefits to be derived by VBC as a result of a Class A Unit holder's Exchange of Class A Units for VBC Class A Common Stock pursuant to Section

11.1 of the LLC Agreement (as defined herein) and to ease administrative burdens, an assumed tax rate shall be used to approximate VBC's state, local and foreign liabilities for Covered Taxes (as defined herein) without regard to such tax benefits for each Taxable Year;

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I.
DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the terms set forth in this Article I shall have the following meanings (such meanings to be equally applicable to both (i) the singular and plural and (ii) the active and passive forms of the terms defined).

"Actual Interest Amount" is defined in Section 3.1(b)(vii) of this Agreement.

"Actual Tax Liability" means, with respect to any Taxable Year, the liability for Covered Taxes of VBC (a) appearing on Tax Returns of VBC for such Taxable Year, and (b) if applicable, determined in accordance with a Determination (including interest imposed in respect thereof under applicable law).

"Advisory Firm" means an accounting firm that is nationally or regionally recognized as being expert in Covered Tax matters, selected by VBC.

"Affiliate" means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

"Agreed Rate" means the Secured Overnight Financing Rate (SOFR) plus 100 basis points.

"Agreement" is defined in the preamble.

"Amended Schedule" is defined in Section 2.4(b) of this Agreement.

"Attributable" is defined in Section 3.1(b)(i) of this Agreement.

"Audit Committee" means the audit committee of the Board, or if no such committee exists then the entire Board.

"Basis Adjustment" means the increase or decrease to, or VBC's share of, the tax basis of the Reference Assets (i) under Section 734(b), 743(b), 754 and 755 of the Code and, in each case, the comparable sections of U.S. state and local tax law (in situations where, following an Exchange, the Company remains in existence as an entity for tax purposes) and (ii) under Sections 732 and 1012 of the Code and, in each case, the comparable sections of U.S. state and local tax law (in situations where, as a result of one or more Exchanges, the Company becomes an entity that is disregarded as separate from its owner for tax purposes), in each case, as a result of any Exchange and any payments made under this Agreement. Notwithstanding any other provision of

this Agreement, the amount of any Basis Adjustment resulting from an Exchange of one or more Units shall be determined without regard to any Pre-Exchange Transfer of such Units and as if any such Pre-Exchange Transfer had not occurred to the extent that such Pre-Exchange Transfer resulted in the partial or complete elimination of a future Basis Adjustment that VBC would have otherwise obtained pursuant to the terms of this Agreement.

"Basis Schedule" is defined in Section 2.2 of this Agreement.

"Beneficial Owner" means, with respect to any security, a Person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of, with respect to such security and/or (ii) investment power, which includes the power to dispose of, or to direct the disposition of, such security.

"Board" means the Board of Directors of VBC.

"Business Day" means any day excluding Saturday, Sunday and any day that is a legal holiday under the laws of the State of Texas or is a day on which banking institutions located in Texas are closed.

"Change of Control" means the occurrence of any of the following events:

(1) any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Exchange Act (excluding any "person" or "group" who is the Beneficial Owner of securities of VBC representing more than fifty percent (50%) of the combined voting power of VBC's then outstanding voting securities)) becomes the Beneficial Owner of securities of VBC representing more than fifty percent (50%) of the combined voting power of VBC's then outstanding voting securities;

(2) the shareholders of VBC approve a plan of complete liquidation or dissolution of VBC or there is consummated an agreement or series of related agreements for the sale or other disposition, directly, or indirectly, by VBC of all or substantially all of VBC's assets (including a sale of assets of the Company), other than such sale or other disposition by VBC of all or substantially all of VBC's assets to an entity at least fifty percent (50%) of the combined voting power of the voting securities of which are owned by shareholders of VBC in substantially the same proportions as their ownership of VBC immediately prior to such sale;

(3) there is consummated a merger or consolidation of VBC or any direct or indirect subsidiary of VBC (including the Company) with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, either (x) the Board immediately prior to the merger or consolidation does not constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a subsidiary, the ultimate parent thereof, or (y) all of the Persons who were the respective Beneficial Owners of the voting securities of VBC immediately prior to such merger or consolidation do not Beneficially Own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation;

(4) the following individuals cease for any reason to constitute a majority of the number of directors of VBC then serving: individuals who were directors of VBC on the date of the consummation of this Agreement and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of VBC) whose appointment or election by the board of directors of VBC or nomination for election by VBC's shareholders was (i) approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors of VBC on the date of the consummation of this Agreement or whose appointment, election or nomination for election was previously so approved or recommended by the directors referred to in this clause 4, or (ii) holders of a majority of VBC's Class B Common Stock; or

(5) a "change of control" or similar defined term in any agreement governing indebtedness of the Company or any of its Subsidiaries with aggregate principal amount or aggregate commitments outstanding in excess of $25,000,000.

Notwithstanding the foregoing, a "Change of Control" shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the VBC Class A Common Stock immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in and voting control over, and own substantially all of the shares of, an entity which owns all or substantially all of the assets of VBC immediately following such transaction or series of transactions.

"Class A Units" means a Unit representing a fractional part of the Company Interests of the Members and having the rights and obligations specified with respect to the Class A Units in the LLC Agreement.

"Class B Units" means a Unit representing a fractional part of the Company Interests of the Members and having the rights and obligations specified with respect to the Class B Units in the LLC Agreement.

"Code" means the U.S. Internal Revenue Code of 1986, as amended.

"Company" is defined in the Recitals to this Agreement.

"Company Interests" means the interests of a Member in the Profits, Losses, and Distributions (each as defined in the LLC Agreement) of the Company.

"Control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

"Covered Taxes" means any and all U.S. federal, state, local and foreign taxes, assessments or similar charges that are based on or measured with respect to net income or profits, whether as an exclusive or an alternative basis (including for the avoidance of doubt, franchise taxes), and any interest imposed in respect thereof under applicable law.

"Cumulative Net Realized Tax Benefit" is defined in Section 3.1(b)(iii) of this Agreement.

"Default Rate" means the SOFR plus 500 basis points.

"Default Rate Interest" is defined in Section 3.1(b)(ix) of this Agreement.

"Determination" shall have the meaning ascribed to such term in Section 1313(a) of the Code or similar provision of U.S. state, local or foreign tax law, as applicable, or any other event (including the execution of IRS Form 870-AD) that finally and conclusively establishes the amount of any liability for tax.

"Dispute" is defined in Section 7.8(a) of this Agreement.

"Early Termination Effective Date" means the date of an Early Termination Notice for purposes of determining the Early Termination Payment.

"Early Termination Notice" is defined in Section 4.2 of this Agreement.

"Early Termination Payment" is defined in Section 4.3(b) of this Agreement.

"Early Termination Rate" means the Agreed Rate.

"Early Termination Reference Date" is defined in Section 4.2 of this Agreement.

"Early Termination Schedule" is defined in Section 4.2 of this Agreement.

"Exchange" is defined in the Recitals to this Agreement.

"Exchange Act" means the Securities and Exchange Act of 1934, as amended, or any successor provisions thereto.

"Exchange Date" means the date of any Exchange.

"Expert" is defined in Section 7.9 of this Agreement.

"Extension Rate Interest" is defined in Section 3.1(b)(viii) of this Agreement.

"Final Payment Date" means any date on which a payment is required to be made pursuant to this Agreement. For the avoidance of doubt, the Final Payment Date in respect of a Tax Benefit Payment is determined pursuant to Section 3.1(a) of this Agreement.

"Hypothetical Federal Tax Liability" means, with respect to any Taxable Year, the hypothetical liability of VBC that would arise in respect of U.S. federal Covered Taxes, using the same methods, elections, conventions and similar practices used on the actual relevant U.S. federal Tax Returns of VBC but (i) calculating depreciation, amortization, or other similar deductions, or otherwise calculating any items of income, gain, or loss, using the Non-Adjusted Tax Basis as reflected on the Basis Schedule, including amendments thereto for such Taxable Year, (ii) excluding any deduction attributable to Imputed Interest for such Taxable Year and (iii) deducting actual state, local and foreign tax liabilities for such Taxable Year for purposes of determining

U.S. federal taxable income. For the avoidance of doubt, the Hypothetical Federal Tax Liability shall be determined without taking into account the carryover or carryback of any tax item (or portions thereof) that is attributable to any of the items described in clauses (i), (ii) and (iii) of the previous sentence.

"Hypothetical Other Tax Liability" means, with respect to any Taxable Year, U.S. federal taxable income determined in connection with calculating the Hypothetical Federal Tax Liability for such Taxable Year, *plus* the amount used for purposes of clause (ii) of the definition of Hypothetical Federal Tax Liability" with respect to such Taxable Year, the sum of which is *multiplied by* six percent (6%).

"Hypothetical Tax Liability" means, with respect to any Taxable Year, the Hypothetical Federal Tax Liability for such Taxable Year, *plus* the Hypothetical Other Tax Liability for such Taxable Year.

"Imputed Interest" is defined in Section 3.1(b)(vi) of this Agreement.

"IRS" means the U.S. Internal Revenue Service.

"Joinder" means a joinder to this Agreement, in form and substance substantially similar to Exhibit A to this Agreement.

"Joinder Requirement" is defined in Section 7.6(a) of this Agreement.

"LLC Agreement" means that certain Limited Liability Company Agreement of the Company, dated as of December 9, 2020, as such agreement may be further amended, restated, supplemented and/or otherwise modified from time to time.

"Market Value" shall mean the per share market trading price for VBC Class A Common Stock, or if the VBC Class A Common Stock is not then publicly traded at a price per share reasonably determined by the Board in its sole discretion.

"Member Advisory Firm" means an accounting firm that is nationally or regionally recognized as being expert in Covered Tax matters, selected by the applicable Member; provided that such accounting firm shall be different from the accounting firm serving as the Advisory Firm.

"Members" is defined in the Recitals to this Agreement.

"Net Tax Benefit" is defined in Section 3.1(b)(ii) of this Agreement.

"Non-Adjusted Tax Basis" means, with respect to any Reference Asset at any time, the tax basis that such asset would have had at such time if no Basis Adjustments had been made.

"Objection Notice" is defined in Section 2.4(a)(i) of this Agreement.

"Parties" means the parties named on the signature pages to this agreement and each additional party that satisfies the Joinder Requirement, in each case with their respective successors and assigns.

"Person" means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, governmental entity or other entity.

"Pre-Exchange Transfer" means any transfer of one or more Units (including upon the death of a Member or upon the issuance of Units resulting from the exercise of an option to acquire such Units) (i) that occurs prior to an Exchange of such Units and (ii) to which Section 734(b) or Section 743(b) of the Code applies.

"Realized Tax Benefit" is defined in Section 3.1(b)(iv) of this Agreement.

"Realized Tax Detriment" is defined in Section 3.1(b)(v) of this Agreement.

"Reconciliation Dispute" is defined in Section 7.9 of this Agreement.

"Reconciliation Procedures" is defined in Section 2.4(a) of this Agreement.

"Reference Asset" means any asset of the Company or any of its successors or assigns, and whether held directly by the Company or indirectly by the Company through a member of the VictoryBase Group, at the time of an Exchange. A Reference Asset also includes any asset the tax basis of which is determined, in whole or in part, by reference to the tax basis of an asset that is described in the preceding sentence, including "substituted basis property" within the meaning of Section 7701(a)(42) of the Code.

"Schedule" means any of the following: (i) a Basis Schedule, (ii) a Tax Benefit Schedule, or (iii) the Early Termination Schedule, and, in each case, any amendments thereto.

"Secured Overnight Financing Rate" or "SOFR" means the daily Secured Overnight Financing Rate published by the Federal Reserve Bank of New York, as the administrator of the rate (or a successor administrator), on the website Federal Reserve Bank of New York (currently http://www.newyorkfed.org), or any successor website.

"Senior Obligations" is defined in Section 5.1 of this Agreement.

"Subsidiary" means, with respect to any Person and as of any determination date, any other Person as to which such first Person (i) owns, directly or indirectly, or otherwise controls, more than 50% of the voting power or other similar interests of such other Person or (ii) is the sole general partner interest, or managing member or similar interest, of such Person.

"Subsidiary Stock" means any stock or other equity interest in any subsidiary entity of VBC that is treated as a corporation for U.S. federal income tax purposes.

"Tax Benefit Payment" is defined in Section 3.1(b) of this Agreement.

"Tax Benefit Schedule" is defined in Section 2.3(a) of this Agreement.

"Tax Return" means any return, declaration, report or similar statement required to be filed with respect to taxes (including any attached schedules), including, without limitation, any information return, claim for refund, amended return and declaration of estimated tax.

"Taxable Year" means a taxable year of VBC as defined in Section 441(b) of the Code or comparable section of U.S. state or local tax law, as applicable (and, therefore, for the avoidance of doubt, may include a period of less than 12 months for which a Tax Return is made), ending on or after the date of this Agreement.

"Taxing Authority" shall mean any national, federal, state, county, municipal, or local government, or any subdivision, agency, commission or authority thereof, or any quasi-governmental body, or any other authority of any kind, exercising regulatory or other authority in relation to tax matters.

"Termination Objection Notice" is defined in Section 4.2 of this Agreement.

"Treasury Regulations" means the final, temporary, and (to the extent they can be relied upon) proposed regulations under the Code, as promulgated from time to time (including corresponding provisions and succeeding provisions) as in effect for the relevant taxable period.

"Two-Thirds Member Approval" means written approval by Members whose rights under this Agreement are attributable to at least two-thirds (2/3) of the Units outstanding (and not held by VBC) (as appropriately adjusted for any subsequent changes to the number of outstanding Units). For purposes of this definition, a Member's rights under this Agreement shall be attributed to Units as of the time of a determination of Two-Thirds Member Approval. For the avoidance of doubt, (i) an Exchanged Unit shall be attributed only to the Member entitled to receive Tax Benefit Payments with respect to such Unit (i.e., the transferor or the assignee of its rights hereunder) and (ii) an outstanding Unit that has not yet been Exchanged shall be attributed only to the Member entitled to receive Tax Benefit Payments upon such Exchange or transfer of such Unit (i.e., the member of the Company or the assignee of its rights hereunder).

"U.S." means the United States of America.

"Units" means a Company Interest of a Member or a permitted assignee in representing a fractional part of the Company Interests of all Members and assignees as may be established by the managing member of the Company from time to time in accordance with Section 3.2 of the LLC Agreement.

"Valuation Assumptions" shall mean, as of an Early Termination Effective Date, the assumptions that:

(1) in each Taxable Year ending on or after such Early Termination Effective Date, VBC will have taxable income sufficient to fully use the deductions arising from the Basis Adjustments and the Imputed Interest during such Taxable Year or future Taxable Years (including, for the avoidance of doubt, Basis Adjustments and Imputed Interest that would result from future Tax Benefit Payments that would be paid in accordance with the Valuation Assumptions) in which such deductions would become available;

(2) the U.S. federal income tax rates that will be in effect for each such Taxable Year will be those specified for each such Taxable Year by the Code and other law as in effect on the Early Termination Effective Date, except to the extent any change to such tax rates for such Taxable Year have already been enacted into law;

(3) all taxable income of VBC will be subject to the maximum applicable tax rates for each Covered Tax throughout the relevant period;

(4) any loss carryovers or carrybacks generated by any Basis Adjustment or Imputed Interest (including such Basis Adjustment and Imputed Interest generated as a result of payments under this Agreement) and available as of the date of the Early Termination Schedule will be used by VBC ratably in each Taxable Year from the date of the Early Termination Schedule through the scheduled expiration date of such loss carryovers or carrybacks; by way of example, if on the date of the Early Termination Schedule VBC had $100 of net operating losses with a carryforward period of ten (10) years, $10 of such net operating losses would be used in each of the ten (10) consecutive Taxable Years beginning in the Taxable Year of such Early Termination Schedule;

(5) any non-amortizable assets (other than Subsidiary Stock) will be disposed of on the earlier of (i) the fifteenth anniversary of the applicable Basis Adjustment and (ii) the Early Termination Effective Date;

(6) any Subsidiary Stock will be deemed never to be disposed of;

(7) if, on the Early Termination Effective Date, any Member has Units that have not been Exchanged, then such Units shall be deemed to be Exchanged for the Market Value of the shares of Class A Common Stock that would be received by such Member if such Units had been Exchanged on the Early Termination Effective Date, and such Member shall be deemed to receive the amount of cash such Member would have been entitled to pursuant to Section 4.3(a) had such Units actually been Exchanged on the Early Termination Effective Date and

(8) any payment obligations pursuant to this Agreement will be satisfied on the date that any Tax Return to which such payment obligation relates is required to be filed excluding any extensions.

"VBC" is defined in the preamble to this Agreement.

"VBC Letter" means a letter prepared by VBC in connection with the performance of its obligations under this Agreement, which states that the relevant Schedules, notices or other information to be provided by VBC to the Members, along with all supporting schedules and work papers, were prepared in a manner that is consistent with the terms of this Agreement and, to the extent not expressly provided in this Agreement, on a reasonable basis in light of the facts and law in existence on the date such Schedules, notices or other information were delivered by VBC to the Members.

"VictoryBase Group" is defined in the Recitals to this Agreement.

Section 1.2 Rules of Construction. Unless otherwise specified herein:

(a) The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(b) For purposes of interpretation of this Agreement:

(i) The words "herein," "hereto," "hereof" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision thereof.

(ii) References in this Agreement to a Schedule, Article, Section, clause or sub-clause refer to the appropriate Schedule to, or Article, Section, clause or subclause in, this Agreement.

(iii) References in this Agreement to dollars or "$" refer to the lawful currency of the United States of America.

(iv) The term "including" is by way of example and not limitation.

(v) The term "documents" includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.

(c) In the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including;" the words "to" and "until" each mean "to but excluding;" and the word "through" means "to and including."

(d) Section headings herein are included for convenience of reference only and shall not affect the interpretation of this Agreement.

(e) Unless otherwise expressly provided herein, (a) references to organization documents (including the LLC Agreement), agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments, restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, extensions, supplements and other modifications are permitted hereby; and (b) references to any law (including the Code and the Treasury Regulations) shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such Law.

ARTICLE II.
DETERMINATION OF REALIZED TAX BENEFIT

Section 2.1 Basis Adjustments; Company 754 Election.

(a) Basis Adjustments. The Parties acknowledge and agree that each Exchange will give rise to Basis Adjustments. In connection with any Exchange, the Parties acknowledge and agree that, pursuant to applicable law, VBC's share of the basis in the Reference Assets shall be

increased (or decreased) by the excess (or deficiency), if any, of (A) the sum of (x) the Market Value of VBC Class A Common Stock or the cash transferred to a Member pursuant to an Exchange as payment for the Units exchanged, (y) the amount of payments made pursuant to this Agreement with respect to such Exchange, and (z) the amount of liabilities allocated to the Units acquired pursuant to the Exchange, over (B) VBC's proportionate share of the basis of the Reference Assets immediately after the Exchange attributable to the Units exchanged, determined as if each member of the VictoryBase Group (including, for the avoidance of doubt, the Company) remains in existence as an entity for tax purposes and no member of the VictoryBase Group (including, for the avoidance of doubt, the Company) made the election provided by Section 754 of the Code. For the avoidance of doubt, payments made under this Agreement shall not be treated as resulting in a Basis Adjustment to the extent such payments are treated as Imputed Interest or are Actual Interest Amounts. Further, the Parties intend that Basis Adjustments be calculated in accordance with Treasury Regulations Section 1.743-1 or Section 1.734-2, as applicable.

(b) Company Section 754 Election. In its capacity as the sole manager of the Company, VBC will ensure that, on and after the date hereof and continuing throughout the term of this Agreement, the Company and each of its direct and indirect Subsidiaries that is treated as a partnership for U.S. federal income tax purposes will have in effect an election under Section 754 of the Code (and under any similar provisions of applicable U.S. state or local law) for each Taxable Year.

Section 2.2 Basis Schedules. Within one hundred fifty (150) calendar days after the filing of the U.S. federal income Tax Return of VBC for each relevant Taxable Year, VBC shall deliver to the Members a schedule (the "Basis Schedule") that shows, in reasonable detail as necessary in order to understand the calculations performed under this Agreement: (a) the Non-Adjusted Tax Basis of the Reference Assets as of each applicable Exchange Date, as applicable; (b) the Basis Adjustments with respect to the Reference Assets as a result of the relevant Exchanges effected in such Taxable Year, calculated (I) in the aggregate (including, for the avoidance of doubt, Exchanges by all Members) and (II) solely with respect to Exchanges by the applicable Member; (c) the period (or periods) over which the Reference Assets are amortizable and/or depreciable; and (d) the period (or periods) over which each Basis Adjustment is amortizable and/or depreciable. The Basis Schedule will become final and binding on the Parties pursuant to the procedures set forth in Section 2.4(a) and may be amended by the Parties pursuant to the procedures set forth in Section 2.4(b).

Section 2.3 Tax Benefit Schedules.

(a) Tax Benefit Schedule. Within one hundred fifty (150) calendar days after the filing of the U.S. federal income Tax Return of VBC for any Taxable Year in which there is a Realized Tax Benefit or Realized Tax Detriment, VBC shall provide to the Members a schedule showing, in reasonable detail, the calculation of the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year (a "Tax Benefit Schedule"). The Tax Benefit Schedule will become final and binding on the Parties pursuant to the procedures set forth in Section 2.4(a), and may be amended by the Parties pursuant to the procedures set forth in Section 2.4(b).

(b) Applicable Principles. Subject to the provisions of this Agreement, the Realized Tax Benefit or Realized Tax Detriment for each Taxable Year is intended to measure the decrease or increase in the Actual Tax Liability of VBC for such Taxable Year attributable to the Basis Adjustments and Imputed Interest, as determined using a "with and without" methodology described in Section 2.4(a). Carryovers or carrybacks of any tax item attributable to any Basis Adjustment or Imputed Interest shall be considered to be subject to the rules of the Code and the Treasury Regulations or the appropriate provisions of U.S. state and local tax law, as applicable, governing the use, limitation and expiration of carryovers or carrybacks of the relevant type. If a carryover or carryback of any tax item includes a portion that is attributable to a Basis Adjustment or Imputed Interest (a "TRA Portion") and another portion that is not (a "Non-TRA Portion"), such portions shall be considered to be used in accordance with the "with and without" methodology so that: (i) the amount of any Non-TRA Portion is deemed utilized first, followed by the amount of any TRA Portion (with the TRA Portion being applied on a proportionate basis consistent with the provisions of Section 3.3(a)); and (ii) in the case of a carryback of a Non-TRA Portion, such carryback shall not affect the original "with and without" calculation made in the prior Taxable Year. The Parties agree that, subject to the penultimate sentence of Section 2.1(a), all Tax Benefit Payments attributable to an Exchange will be treated as subsequent upward purchase price adjustments that give rise to further Basis Adjustments for VBC beginning in the Taxable Year of payment, and as a result, such additional Basis Adjustments will be incorporated into such Taxable Year continuing for future Taxable Years until any incremental Basis Adjustment benefits with respect to a Tax Benefit Payment equals an immaterial amount.

Section 2.4 Procedures; Amendments.

(a) Procedures. Each time VBC delivers an applicable Schedule to the Members under this Agreement, including any Amended Schedule delivered pursuant to Section 2.4(b), but excluding any Early Termination Schedule or amended Early Termination Schedule delivered pursuant to the procedures set forth in Section 4.2, VBC shall also: (x) deliver supporting schedules and work papers, as determined by VBC or as reasonably requested by any Member, that provide a reasonable level of detail regarding the data and calculations that were relevant for purposes of preparing the Schedule; (y) deliver a VBC Letter supporting such Schedule; and (z) allow the Members and their advisors to have reasonable access to the appropriate representatives, as determined by VBC or as reasonably requested by the Members, at VBC and the Advisory Firm in connection with a review of such Schedule. Without limiting the generality of the preceding sentence, VBC shall ensure that any Tax Benefit Schedule that is delivered to the Members, along with any supporting schedules and work papers, provides a reasonably detailed presentation of the calculation of the Actual Tax Liability of VBC for the relevant Taxable Year (the "with" calculation) and the Hypothetical Tax Liability of VBC for such Taxable Year (the "without" calculation), and identifies any material assumptions or operating procedures or principles that were used for purposes of such calculations. An applicable Schedule or amendment thereto shall become final and binding on the Parties thirty (30) calendar days from the date on which the Members first received the applicable Schedule or amendment thereto unless:

(i) a Member within thirty (30) calendar days after receiving the applicable Schedule or amendment thereto, provides VBC with (A) written notice of a material objection to such Schedule that is made in good faith and that sets forth in reasonable detail

such Member's material objection (an "Objection Notice") and (B) a letter from a Member Advisory Firm in support of such Objection Notice; or

(ii) each Member provides a written waiver of its right to deliver an Objection Notice within the time period described in clause (i) above, in which case such Schedule or amendment thereto becomes binding on the date the waiver from all Members is received by VBC.

In the event that a Member timely delivers an Objection Notice pursuant to clause (i) above, and if the Parties, for any reason, are unable to successfully resolve the issues raised in the Objection Notice within thirty (30) calendar days after receipt by VBC of the Objection Notice, VBC and the Member shall employ the reconciliation procedures as described in Section 7.9 of this Agreement (the "Reconciliation Procedures"). For the avoidance of doubt, and notwithstanding anything to the contrary herein, the expense of preparing and obtaining the letter from a Member Advisory Firm referenced in clause (i) above shall be borne solely by the relevant Member and VBC shall have no liability with respect to such letter or any of the expenses associated with its preparation and delivery.

(b) Amended Schedule. The applicable Schedule for any Taxable Year may be amended from time to time by VBC: (i) in connection with a Determination affecting such Schedule; (ii) to correct inaccuracies in the Schedule identified as a result of the receipt of additional factual information relating to a Taxable Year after the date the Schedule was originally provided to the Member; (iii) to comply with an Expert's determination under the Reconciliation Procedures applicable to this Agreement; (iv) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to a carryback or carryforward of a loss or other Tax item to such Taxable Year; (v) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to an amended Tax Return filed for such Taxable Year; or (vi) to adjust a Basis Schedule to take into account any Tax Benefit Payments made pursuant to this Agreement (any such Schedule, an "Amended Schedule").

ARTICLE III. TAX BENEFIT PAYMENTS

Section 3.1 Timing and Amount of Tax Benefit Payments.

(a) Timing of Payments. Subject to Sections 3.2 and 3.3, within three (3) Business Days following the date on which each Tax Benefit Schedule that is required to be delivered by VBC to the Members pursuant to Section 2.3(a) of this Agreement becomes final in accordance with Section 2.4(a) of this Agreement (such date, the "Final Payment Date" in respect of any Tax Benefit Payment), VBC shall pay to each relevant Member the Tax Benefit Payment as determined pursuant to Section 3.1(b). Each such Tax Benefit Payment shall be made by wire transfer of immediately available funds to the bank account previously designated by such Members or as otherwise agreed by VBC and such Members. For the avoidance of doubt, the Members shall not be required under any circumstances to return any portion of any Tax Benefit Payment previously paid by VBC to the Members (including any portion of any Early Termination Payment).

(b) Amount of Payments. For purposes of this Agreement, a "Tax Benefit Payment" with respect to any Member means an amount, not less than zero, equal to the sum of: (i) the Net Tax Benefit that is Attributable to such Member and (ii) the Actual Interest Amount.

(i) Attributable. A Net Tax Benefit is "Attributable" to a Member to the extent that it is derived from any Basis Adjustment or Imputed Interest that is attributable to an Exchange undertaken by or with respect to such Member.

(ii) Net Tax Benefit. The "Net Tax Benefit" for a Taxable Year equals the amount of the excess, if any, of

(x) 85% of the Cumulative Net Realized Tax Benefit Attributable to such Member as of the end of such Taxable Year over,

(y) the aggregate amount of all Tax Benefit Payments previously made to such Member under this Section 3.1. For the avoidance of doubt, if the Cumulative Net Realized Tax Benefit as of the end of any Taxable Year is less than the aggregate amount of all Tax Benefit Payments previously made to a Member, such Member shall not be required to return any portion of any Tax Benefit Payment previously made by VBC to such Member.

(iii) Cumulative Net Realized Tax Benefit. The "Cumulative Net Realized Tax Benefit" for a Taxable Year equals the cumulative amount of Realized Tax Benefits for all Taxable Years of VBC, up to and including such Taxable Year, net of the cumulative amount of Realized Tax Detriments for the same period. The Realized Tax Benefit and Realized Tax Detriment for each Taxable Year shall be determined based on the most recent Tax Benefit Schedule or Amended Schedule, if any, in existence at the time of such determination.

(iv) Realized Tax Benefit. The "Realized Tax Benefit" for a Taxable Year equals the excess, if any, of the Hypothetical Tax Liability over the Actual Tax Liability for such Taxable Year. If all or a portion of the Actual Tax Liability for such Taxable Year arises as a result of an audit or similar proceeding by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Benefit unless and until there has been a Determination.

(v) Realized Tax Detriment. The "Realized Tax Detriment" for a Taxable Year equals the excess, if any, of the Actual Tax Liability over the Hypothetical Tax Liability for such Taxable Year. If all or a portion of the Actual Tax Liability for such Taxable Year arises as a result of an audit or similar proceeding by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Detriment unless and until there has been a Determination.

(vi) Imputed Interest. The principles of Sections 1272, 1274, or 483 of the Code, as applicable, and the principles of any similar provision of U.S. state and local law, will apply to cause a portion of any Net Tax Benefit payable by VBC to a Member under this Agreement to be treated as imputed interest ("Imputed Interest"). For the avoidance of doubt, the deduction for the amount of Imputed Interest as determined with respect to any

Net Tax Benefit payable by VBC to a Member shall be excluded in determining the Hypothetical Tax Liability of VBC for purposes of calculating Realized Tax Benefits and Realized Tax Detriments pursuant to this Agreement.

(vii) Actual Interest Amount. The "Actual Interest Amount" calculated in respect of the Net Tax Benefit for a Taxable Year will equal the amount of any Extension Rate Interest.

(viii) Extension Rate Interest. The amount of "Extension Rate Interest" calculated in respect of the Net Tax Benefit (including previously accrued Imputed Interest) for a Taxable Year will equal interest calculated at the Agreed Rate from the due date (without extensions) for filing the U.S. federal income Tax Return of VBC for such Taxable Year until the date on which VBC makes a timely Tax Benefit Payment to the Member on or before the Final Payment Date as determined pursuant to Section 3.1(a).

(ix) Default Rate Interest. In the event that VBC does not make timely payment of all or any portion of a Tax Benefit Payment to a Member on or before the Final Payment Date as determined pursuant to Section 3.1(a), the amount of "Default Rate Interest" calculated in respect of the Net Tax Benefit (including previously accrued Imputed Interest and Extension Rate Interest) for a Taxable Year will equal interest calculated at the Default Rate from the Final Payment Date for a Tax Benefit Payment as determined pursuant to Section 3.1(a) until the date on which VBC makes such Tax Benefit Payment to such Member. For the avoidance of doubt, the amount of any Default Rate Interest as determined with respect to any Net Tax Benefit payable by VBC to a Member shall be included in the Hypothetical Tax Liability of VBC for purposes of calculating Realized Tax Benefits and Realized Tax Detriments pursuant to this Agreement.

(x) VBC and the Members hereby acknowledge and agree that, as of the date of this Agreement and as of the date of any future Exchange that may be subject to this Agreement, the aggregate value of the Tax Benefit Payments cannot be reasonably ascertained for U.S. federal income or other applicable tax purposes.

(c) Interest. The provisions of Section 3.1(b) are intended to operate so that interest will effectively accrue in respect of the Net Tax Benefit for any Taxable Year as follows:

(i) first, at the applicable rate used to determine the amount of Imputed Interest under the Code (from the relevant Exchange Date until the due date (without extensions) for filing the U.S. federal income Tax Return of VBC for such Taxable Year);

(ii) second, at the Agreed Rate in respect of any Extension Rate Interest (from the due date (without extensions) for filing the U.S. federal income Tax Return of VBC for such Taxable Year until the Final Payment Date for a Tax Benefit Payment as determined pursuant to Section 3.1(a)); and

(iii) third, at the Default Rate in respect of any Default Rate Interest (from the Final Payment Date for a Tax Benefit Payment as determined pursuant to Section 3.1(a) until the date on which VBC makes the relevant Tax Benefit Payment to a Member).

Section 3.2 No Duplicative Payments. It is intended that the provisions of this Agreement will not result in the duplicative payment of any amount (including interest) that may be required under this Agreement, and the provisions of this Agreement shall be consistently interpreted and applied in accordance with that intent. For purposes of this Agreement, and also for the avoidance of doubt, no Tax Benefit Payment shall be calculated or made in respect of any estimated tax payments, including, without limitation, any estimated U.S. federal income tax payments.

Section 3.3 Pro-Ration of Payments as Between the Members.

(a) Insufficient Taxable Income. Notwithstanding anything in Section 3.1(b) to the contrary, if the aggregate potential Covered Tax benefit of VBC as calculated with respect to the Basis Adjustments and Imputed Interest (in each case, without regard to the Taxable Year of origination) is limited in a particular Taxable Year because VBC does not have sufficient actual taxable income, then the available Covered Tax benefit for VBC shall be allocated among the Members in proportion to the respective Tax Benefit Payment that would have been payable if VBC had in fact had sufficient taxable income so that there had been no such limitation. As an illustration of the intended operation of this Section 3.3(a), if VBC had $200 of aggregate potential Covered Tax benefits with respect to the Basis Adjustments and Imputed Interest in a particular Taxable Year (with $50 of such Covered Tax benefits being attributable to Member 1 and $150 of such Covered Tax benefits being attributable to Member 2), such that Member 1 would have potentially been entitled to a Tax Benefit Payment of $42.50 and Member 2 would have been entitled to a Tax Benefit Payment of $127.50 if VBC had $200 of taxable income, and if at the same time VBC only had $100 of actual taxable income in such Taxable Year, then $25 of the aggregate $100 actual Covered Tax benefit for VBC for such Taxable Year would be allocated to Member 1 and $75 of the aggregate $100 actual Covered Tax benefit for VBC would be allocated to Member 2, such that Member 1 would receive a Tax Benefit Payment of $21.25 and Member 2 would receive a Tax Benefit Payment of $63.75.

(b) Late Payments. If for any reason VBC is not able to timely and fully satisfy its payment obligations under this Agreement in respect of a particular Taxable Year, then Default Rate Interest will begin to accrue pursuant to Section 5.2 and VBC and the other Parties agree that (i) VBC shall pay the Tax Benefit Payments due in respect of such Taxable Year to each Member pro rata in accordance with the principles of Section 3.3(a), and (ii) no Tax Benefit Payment shall be made in respect of any Taxable Year until all Tax Benefit Payments to all Members in respect of all prior Taxable Years have been made in full.

ARTICLE IV. TERMINATION

Section 4.1 Early Termination of Agreement; Breach of Agreement.

(a) VBC's Early Termination Right. VBC may completely terminate this Agreement, as and to the extent provided herein, with respect to all amounts payable to the Members pursuant to this Agreement by paying to the Members the Early Termination Payment; provided that Early Termination Payments may be made pursuant to this Section 4.1(a) only if made to all Members that are entitled to such a payment simultaneously, and provided further, that VBC may withdraw

any notice to execute its termination rights under this Section 4.1(a) prior to the time at which any Early Termination Payment has been paid. Upon VBC's payment of the Early Termination Payment, VBC shall not have any further payment obligations under this Agreement, other than with respect to any: (i) prior Tax Benefit Payments that are due and payable under this Agreement but that still remain unpaid as of the date of the Early Termination Notice; and (ii) current Tax Benefit Payment due for the Taxable Year ending on or including the date of the Early Termination Notice (except to the extent that the amount described in clause (ii) is included in the calculation of the Early Termination Payment). If an Exchange subsequently occurs with respect to Units for which VBC has exercised its termination rights under this Section 4.1(a), VBC shall have no obligations under this Agreement with respect to such Exchange.

(b) Acceleration Upon Change of Control. In the event of a Change of Control, all obligations hereunder shall be accelerated and such obligations shall be calculated pursuant to this Article IV as if an Early Termination Notice had been delivered on the closing date of the Change of Control and utilizing the Valuation Assumptions by substituting the phrase "the closing date of a Change of Control" in each place where the phrase "Early Termination Effective Date" appears. Such obligations shall include, but not be limited to, (1) the Early Termination Payment calculated as if an Early Termination Notice had been delivered on the closing date of the Change of Control, (2) any Tax Benefit Payments agreed to by VBC and the Members as due and payable but unpaid as of the Early Termination Notice and (3) any Tax Benefit Payments due for any Taxable Year ending prior to, with or including the closing date of a Change of Control (except to the extent that any amounts described in clauses (2) or (3) are included in the Early Termination Payment). For the avoidance of doubt, Sections 4.2 and 4.3 shall apply to a Change of Control, *mutadis mutandi.*

(c) Acceleration Upon Breach of Agreement. In the event that VBC materially breaches any of its material obligations under this Agreement, whether as a result of failure to make any payment when due, failure to honor any other material obligation required hereunder, or by operation of law as a result of the rejection of this Agreement in a case commenced under the Bankruptcy Code or otherwise, then all obligations hereunder shall be accelerated and become immediately due and payable upon notice of acceleration from such Member (provided that in the case of any proceeding under the Bankruptcy Code or other insolvency statute, such acceleration shall be automatic without any such notice), and such obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such notice of acceleration (or, in the case of any proceeding under the Bankruptcy Code or other insolvency statute, on the date of such breach) and shall include, but not be limited to: (i) the Early Termination Payment calculated as if an Early Termination Notice had been delivered on the date of such acceleration; (ii) any prior Tax Benefit Payments that are due and payable under this Agreement but that still remain unpaid as of the date of such acceleration; and (iii) any current Tax Benefit Payment due for the Taxable Year ending with or including the date of such acceleration. Notwithstanding the foregoing, in the event that VBC breaches this Agreement and such breach is not a material breach of a material obligation, a Member shall still be entitled to enforce all of its rights otherwise available under this Agreement, including potentially seeking an acceleration of amounts payable under this Agreement. For purposes of this Section 4.1(c), and subject to the following sentence, the Parties agree that the failure to make any payment due pursuant to this Agreement within thirty (30) days of the relevant Final Payment Date shall be deemed to be a material breach of a material obligation under this Agreement for all purposes of this Agreement, and that it will not be considered to be a material breach of a material obligation under this Agreement to make a payment due pursuant

to this Agreement within thirty (30) days of the relevant Final Payment Date. Notwithstanding anything in this Agreement to the contrary, it shall not be a material breach of a material obligation of this Agreement if VBC fails to make any Tax Benefit Payment within thirty (30) days of the relevant Final Payment Date to the extent that VBC has insufficient funds, or cannot take commercially reasonable actions to obtain sufficient funds, to make such payment; provided that the interest provisions of Section 5.2 shall apply to such late payment (unless VBC does not have sufficient funds to make such payment as a result of limitations imposed by any Senior Obligations, in which case Section 5.2 shall apply, but the Default Rate shall be replaced by the Agreed Rate).

Section 4.2 Early Termination Notice. If VBC chooses to exercise its right of early termination under Section 4.1 above, VBC shall deliver to the Members a notice of VBC's decision to exercise such right (an "Early Termination Notice") and a schedule (the "Early Termination Schedule") showing in reasonable detail the calculation of the Early Termination Payment. VBC shall also (x) deliver supporting schedules and work papers, as determined by VBC or as reasonably requested by a Member, that provide a reasonable level of detail regarding the data and calculations that were relevant for purposes of preparing the Early Termination Schedule; (y) deliver a VBC Letter supporting such Early Termination Schedule; and (z) allow the Members and their advisors to have reasonable access to the appropriate representatives, as determined by VBC or as reasonably requested by the Members, at VBC and the Advisory Firm in connection with a review of such Early Termination Schedule. The Early Termination Schedule shall become final and binding on each Party thirty (30) calendar days from the first date on which the Members received such Early Termination Schedule unless:

(i) a Member within thirty (30) calendar days after receiving the Early Termination Schedule, provides VBC with (A) notice of a material objection to such Early Termination Schedule made in good faith and setting forth in reasonable detail such Member's material objection (a "Termination Objection Notice"), and (B) a letter from a Member Advisory Firm in support of such Termination Objection Notice; or

(ii) each Member provides a written waiver of such right of a Termination Objection Notice within the period described in clause (i) above, in which case such Early Termination Schedule becomes binding on the date the waiver from all Members is received by VBC.

In the event that a Member timely delivers a Termination Objection Notice pursuant to clause (i) above, and if the Parties, for any reason, are unable to successfully resolve the issues raised in the Termination Objection Notice within thirty (30) calendar days after receipt by VBC of the Termination Objection Notice, VBC and such Member shall employ the Reconciliation Procedures. For the avoidance of doubt, and notwithstanding anything to the contrary herein, the expense of preparing and obtaining the letter from a Member Advisory Firm referenced in clause (i) above shall be borne solely by such Member and VBC shall have no liability with respect to such letter or any of the expenses associated with its preparation and delivery. The date on which the Early Termination Schedule becomes final in accordance with this Section 4.2 shall be the "Early Termination Reference Date."

Section 4.3 Payment Upon Early Termination.

(a) Timing of Payment. Within three (3) Business Days after the Early Termination Reference Date, VBC shall pay to each Member an amount equal to the Early Termination Payment for such Member. Such Early Termination Payment shall be made by VBC by wire transfer of immediately available funds to a bank account or accounts designated by the Members or as otherwise agreed by VBC and the Members.

(b) Amount of Payment. The "Early Termination Payment" payable to a Member pursuant to Section 4.3(a) shall equal the present value, discounted at the Early Termination Rate as determined as of the Early Termination Reference Date, of all Tax Benefit Payments that would be required to be paid by VBC to such Member, whether payable with respect to Units that were Exchanged prior to the Early Termination Effective Date or on or after the Early Termination Effective Date, beginning from the Early Termination Effective Date and using the Valuation Assumptions. For the avoidance of doubt, an Early Termination Payment shall be made to each Member, regardless of whether all of such Member's Units have been Exchanged as of the Early Termination Effective Date.

ARTICLE V.
SUBORDINATION AND LATE PAYMENTS

Section 5.1 Subordination. Notwithstanding any other provision of this Agreement to the contrary, any Tax Benefit Payment or Early Termination Payment required to be made by VBC to the Members under this Agreement shall rank subordinate and junior in right of payment to any principal, interest, or other amounts due and payable in respect of any obligations owed in respect of secured indebtedness for borrowed money of VBC and its Subsidiaries ("Senior Obligations") and shall rank *pari passu* in right of payment with all current or future unsecured obligations of VBC that are not Senior Obligations. To the extent that any payment under this Agreement is not permitted to be made at the time payment is due as a result of this Section 5.1 and the terms of the agreements governing Senior Obligations, such payment obligation nevertheless shall accrue for the benefit of the Members and VBC shall make such payments at the first opportunity that such payments are permitted to be made in accordance with the terms of the Senior Obligations.

Section 5.2 Late Payments by VBC. The amount of all or any portion of any Tax Benefit Payment or Early Termination Payment not made to the Members when due under the terms of this Agreement, whether as a result of Section 5.1 and the terms of the Senior Obligations or otherwise, shall be payable together with Default Rate Interest, which shall accrue beginning on the Final Payment Date and be computed as provided in Section 3.1(b)(ix).

ARTICLE VI.
TAX MATTERS; CONSISTENCY; COOPERATION

Section 6.1 Participation in VBC's and the Company's Tax Matters. Except as otherwise provided herein, and except as provided in Article IX of the LLC Agreement, VBC shall have full responsibility for, and sole discretion over, all tax matters concerning VBC and the Company, including without limitation the preparation, filing or amending of any Tax Return and defending, contesting or settling any issue pertaining to taxes. Notwithstanding the foregoing, VBC shall notify the Members of, and keep them reasonably informed with respect

to, the portion of any tax audit of VBC or the Company, or any of the Company's Subsidiaries, the outcome of which is reasonably expected to materially affect the Tax Benefit Payments payable to such Members under this Agreement, and any Member holding directly and/or indirectly at least ten percent (10%) of the outstanding Units, provided that the Company has knowledge that such Member holds directly and/or indirectly at least ten percent (10%) of the outstanding Units (a "10% Member"), shall have the right to participate in and to monitor at their own expense (but, for the avoidance of doubt, not to control) any such portion of any such Tax audit; provided that VBC shall not settle or fail to contest any issue pertaining to Covered Taxes that is reasonably expected to materially adversely affect the Members' rights and obligations under this Agreement without the consent of each 10% Member, such consent not to be unreasonably withheld or delayed.

Section 6.2 Consistency. All calculations and determinations made hereunder, including, without limitation, any Basis Adjustments, the Schedules, and the determination of any Realized Tax Benefits or Realized Tax Detriments, shall be made in accordance with the elections, methodologies or positions taken by VBC and the Company on their respective Tax Returns. Each Member shall prepare its Tax Returns in a manner that is consistent with the terms of this Agreement, and any related calculations or determinations that are made hereunder, including, without limitation, the terms of Section 2.1 of this Agreement and the Schedules provided to the Members under this Agreement. In the event that an Advisory Firm is replaced with another Advisory Firm acceptable to the Audit Committee, such replacement Advisory Firm shall perform its services under this Agreement using procedures and methodologies consistent with the previous Advisory Firm, unless otherwise required by law or unless VBC and all of the Members agree to the use of other procedures and methodologies.

Section 6.3 Cooperation.

(a) Each Member shall (i) furnish to VBC in a timely manner such information, documents and other materials as VBC may reasonably request for purposes of making any determination or computation necessary or appropriate under this Agreement, preparing any Tax Return or contesting or defending any audit, examination or controversy with any Taxing Authority, (ii) make itself available to VBC and its representatives to provide explanations of documents and materials and such other information as VBC or its representatives may reasonably request in connection with any of the matters described in clause (i) above, and (iii) reasonably cooperate in connection with any such matter.

(b) VBC shall reimburse the Members for any reasonable and documented out-of-pocket costs and expenses incurred pursuant to Section 6.3(a).

ARTICLE VII.
MISCELLANEOUS

Section 7.1 Notices. All notices, requests, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by courier service, by electronic mail (delivery receipt requested) or by certified or registered mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be as specified in a

notice given in accordance with this Section 7.1). All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

If to VBC, to:

VictoryBase Corporation

Physical address:
[redacted]

and

Mailing address:
[redacted]

E-mail: [redacted]

with a copy (which shall not constitute notice to VBC) to:

Cantey Hanger LLP
600 West 6th Street, Suite 300
Fort Worth, Texas 76102
Attn: Douglas W. Clayton, Esq.
E-mail: dclayton@canteyhanger.com

and

Hunton Andrews Kurth LLP
1445 Ross Ave, Suite 3700
Dallas, Texas 75202
Attn: Alexander McGeoch, Esq.
E-mail: amcgeoch@hunton.com

If to a Member, the address, facsimile number and e-mail address specified on such Member's signature page to this Agreement.

Any Party may change its address, fax number or e-mail address by giving each of the other Parties written notice thereof in the manner set forth above.

Section 7.2 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to

the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery of an executed signature page to this Agreement by facsimile transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 7.3 Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.4 Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Texas, without regard to the conflicts of laws principles thereof that would mandate the application of the laws of another jurisdiction.

Section 7.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 7.6 Assignments; Amendments; Successors; No Waiver.

(a) Assignment. No Member may assign, sell, pledge, or otherwise alienate or transfer any interest in this Agreement, including the right to receive any Tax Benefit Payments under this Agreement, to any Person without the prior written consent of VBC, which consent shall not be unreasonably withheld, conditioned, or delayed, and without such Person executing and delivering a Joinder agreeing to succeed to the applicable portion of such Member's interest in this Agreement and to become a Party for all purposes of this Agreement (the "Joinder Requirement"); provided, however, that to the extent any Member sells, exchanges, distributes, or otherwise transfers Units to any Person (other than VBC or the Company) in accordance with the terms of the LLC Agreement, the Members shall have the option to assign to the transferee of such Units its rights under this Agreement with respect to such transferred Units, provided that such transferee has satisfied the Joinder Requirement. For the avoidance of doubt, if a Member transfers Units in accordance with the terms of the LLC Agreement but does not assign to the transferee of such Units its rights under this Agreement with respect to such transferred Units, such Member shall continue to be entitled to receive the Tax Benefit Payments arising in respect of a subsequent Exchange of such Units. Notwithstanding anything to the contrary in this Agreement, VBRE may assign any portion of its interests in this Agreement, including the right to receive any Tax Benefit Payments, to any of its members, provided that each such transferee has satisfied the Joinder Requirement. VBC may not assign any of its rights or obligations under this Agreement to any

Person without Two-Thirds Member Approval (and any purported assignment without such consent shall be null and void).

(b) Amendments. No provision of this Agreement may be amended unless such amendment is approved in writing by VBC and made with Two-Thirds Member Approval. No provision of this Agreement may be waived unless such waiver is in writing and signed by the Party against whom the waiver is to be effective.

(c) Successors. All of the terms and provisions of this Agreement shall be binding upon, and shall inure to the benefit of and be enforceable by, the Parties hereto and their respective successors, assigns, heirs, executors, administrators and legal representatives. VBC shall require and cause any direct or indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of VBC, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that VBC would be required to perform if no such succession had taken place.

(d) Waiver. No failure by any Party to insist upon the strict performance of any covenant, duty, agreement, or condition of this Agreement, or to exercise any right or remedy consequent upon a breach thereof, shall constitute a waiver of any such breach or any other covenant, duty, agreement, or condition.

Section 7.7 Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

Section 7.8 Resolution of Disputes.

(a) Except for Reconciliation Disputes subject to Section 7.9, any and all disputes which cannot be settled after substantial good-faith negotiation, including any ancillary claims of any Party, arising out of, relating to or in connection with the validity, negotiation, execution, interpretation, performance or non-performance of this Agreement (including the validity, scope and enforceability of this arbitration provision) (each a "Dispute") shall be finally resolved by arbitration in accordance with commercial arbitration rules of the American Arbitration Association by a panel of three arbitrators, of which VBC shall designate one arbitrator and the Members party to such Dispute shall designate one arbitrator in accordance with the "screened" appointment procedure provided in Resolution Rule 5.4. The arbitration shall be governed by the Federal Arbitration Act, 9 U.S.C. §§ 1 *et seq.*, and judgment upon the award rendered by the arbitrators may be entered by any court having jurisdiction thereof. The place of the arbitration shall be Dallas, Texas.

(b) Notwithstanding the provisions of paragraph (a), any Party may bring an action or special proceeding in any court of competent jurisdiction for the purpose of compelling another Party to arbitrate, seeking temporary or preliminary relief in aid of an arbitration hereunder, and/or enforcing an arbitration award and, for the purposes of this paragraph (b), each Party (i) expressly consents to the application of paragraph (c) of this Section 7.8 to any such action or proceeding, and (ii) agrees that proof shall not be required that monetary damages for breach of the provisions of this Agreement would be difficult to calculate and that remedies at law would be inadequate.

For the avoidance of doubt, this Section 7.8 shall not apply to Reconciliation Disputes to be settled in accordance with the procedures set forth in Section 7.9.

(c) Each Party hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the courts of the State of Texas sitting in Dallas, Texas, and of the U.S. District Court for the Northern District of Texas sitting in Dallas, Texas, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or for recognition or enforcement of any judgment, and each of the Parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such Texas State court or, to the fullest extent permitted by applicable law, in such U.S. District Court. Each Party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(d) Each Party irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any court referred to in Section 7.8(c). Each Party irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of any such suit, action or proceeding in any such court.

(e) Each Party irrevocably consents to service of process by means of notice in the manner provided for in Section 7.1. Nothing in this Agreement shall affect the right of any Party to serve process in any other manner permitted by law.

(f) WAIVER OF RIGHT TO TRIAL BY JURY. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).

(g) Any dispute as to whether a dispute is a Reconciliation Dispute within the meaning of Section 7.9, or a Dispute within the meaning of this Section 7.8, shall be decided and resolved as a Dispute subject to the procedures set forth in this Section 7.8.

Section 7.9 Reconciliation. In the event that VBC and any Member are unable to resolve a disagreement with respect to a Schedule (other than an Early Termination Schedule) prepared in accordance with the procedures set forth in Section 2.4, or with respect to an Early Termination Schedule prepared in accordance with the procedures set forth in Section 4.2, within the relevant time period designated in this Agreement (a "Reconciliation Dispute"), the Reconciliation Dispute shall be submitted for determination to a nationally or regionally recognized expert (the "Expert") in the particular area of disagreement mutually acceptable to both Parties. The Expert shall be a partner or principal in a nationally or regionally recognized accounting firm, and unless VBC and such Member agree otherwise, the Expert shall not, and the firm that employs the Expert shall not, have any material relationship with VBC or such Member or other actual or potential conflict of interest. If the Parties are unable to agree on an Expert within fifteen (15) calendar days of receipt by the respondent(s) of written notice of a Reconciliation

Dispute, the selection of an Expert shall be treated as a Dispute subject to Section 7.8 and an arbitration panel shall pick an Expert from a nationally or regionally recognized accounting firm that does not have any material relationship with VBC or such Member or other actual or potential conflict of interest. The Expert shall resolve any matter relating to the Basis Schedule or an amendment thereto, or the Early Termination Schedule or an amendment thereto within thirty (30) calendar days and shall resolve any matter relating to a Tax Benefit Schedule or an amendment thereto within fifteen (15) calendar days or as soon thereafter as is reasonably practicable, in each case after the matter has been submitted to the Expert for resolution. Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement would be due (in the absence of such disagreement) or any Tax Return reflecting the subject of a disagreement is due, the undisputed amount shall be paid on the date prescribed by this Agreement and such Tax Return may be filed as prepared by VBC, subject to adjustment or amendment upon resolution. The costs and expenses relating to the engagement of such Expert or amending any Tax Return shall be borne by VBC except as provided in the next sentence. VBC and the Members shall bear their own costs and expenses of such proceeding, unless (i) the Expert adopts the Member's position, in which case VBC shall reimburse the Member for any reasonable and documented out-of-pocket costs and expenses in such proceeding, or (ii) the Expert adopts VBC's position, in which case the Member shall reimburse VBC for any reasonable and documented out-of-pocket costs and expenses in such proceeding. The Expert shall finally determine any Reconciliation Dispute and the determinations of the Expert pursuant to this Section 7.9 shall be binding on VBC and the Members and may be entered and enforced in any court having competent jurisdiction.

Section 7.10 Withholding. VBC shall be entitled to deduct and withhold from any payment that is payable to any Member pursuant to this Agreement such amounts as VBC is required to deduct and withhold with respect to the making of such payment under the Code or any provision of U.S. state, local or foreign tax law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by VBC, such withheld amounts shall be treated for all purposes of this Agreement as having been paid by VBC to the relevant Member. Each Member shall promptly provide VBC with any applicable tax forms and certifications reasonably requested by VBC in connection with determining whether any such deductions and withholdings are required under the Code or any provision of U.S. state, local or foreign tax law.

Section 7.11 Admission of VBC into a Consolidated Group; Transfers of Corporate Assets.

(a) If VBC is or becomes a member of an affiliated or consolidated group of corporations that files a consolidated income Tax Return pursuant to Section 1501 or other applicable Sections of the Code governing affiliated or consolidated groups, or any corresponding provisions of U.S. state or local law, then: (i) the provisions of this Agreement shall be applied with respect to the group as a whole; and (ii) Tax Benefit Payments, Early Termination Payments, and other applicable items hereunder shall be computed with reference to the consolidated taxable income of the group as a whole.

(b) If any entity that is obligated to make a Tax Benefit Payment or Early Termination Payment hereunder transfers one or more assets to a corporation (or a Person classified as a corporation for U.S. income tax purposes) with which such entity does not file a consolidated Tax

Return pursuant to Section 1501 of the Code, such entity, for purposes of calculating the amount of any Tax Benefit Payment or Early Termination Payment due hereunder, shall be treated as having disposed of such asset in a fully taxable transaction on the date of such contribution. The consideration deemed to be received by such entity shall be equal to the fair market value of the contributed asset. For purposes of this Section 7.11, a transfer of a partnership interest shall be treated as a transfer of the transferring partner's share of each of the assets and liabilities of that partnership.

Section 7.12 Confidentiality. Each Member and its assignees acknowledges and agrees that the information of VBC is confidential and, except in the course of performing any duties as necessary for VBC and its Affiliates, as required by law or legal process or to enforce the terms of this Agreement, such Person shall keep and retain in the strictest confidence and not disclose to any Person any confidential matters, acquired pursuant to this Agreement, of VBC and its Affiliates and successors, learned by any Member heretofore or hereafter. This Section 7.12 shall not apply to (i) any information that has been made publicly available by VBC or any of its Affiliates, becomes public knowledge (except as a result of an act of any Member in violation of this Agreement) or is generally known to the business community, (ii) the disclosure of information to the extent necessary for a Member to prosecute or defend claims arising under or relating to this Agreement, and (iii) the disclosure of information to the extent necessary for a Member to prepare and file its Tax Returns, to respond to any inquiries regarding the same from any Taxing Authority or to prosecute or defend any action, proceeding or audit by any Taxing Authority with respect to such Tax Returns. Notwithstanding anything to the contrary herein, the Members and each of their assignees (and each employee, representative or other agent of the Members or their assignees, as applicable) may disclose at their discretion to any and all Persons, without limitation of any kind, the tax treatment and tax structure of VBC, the Members and any of their transactions, and all materials of any kind (including tax opinions or other tax analyses) that are provided to the Members relating to such tax treatment and tax structure. If a Member or an assignee commits a breach, or threatens to commit a breach, of any of the provisions of this Section 7.12, VBC shall have the right and remedy to have the provisions of this Section 7.12 specifically enforced by injunctive relief or otherwise by any court of competent jurisdiction without the need to post any bond or other security, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to VBC or any of its Subsidiaries and that money damages alone shall not provide an adequate remedy to such Persons. Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available at law or in equity.

Section 7.13 Change in Law. Notwithstanding anything herein to the contrary, if, in connection with an actual or proposed change in law, a Member reasonably believes that the existence of this Agreement could cause income (other than income arising from receipt of a payment under this Agreement) recognized by such Member (or direct or indirect equity holders in such Member) in connection with any Exchange to be treated as ordinary income rather than capital gain (or otherwise taxed at ordinary income rates) for U.S. federal income tax purposes or would have other material adverse tax consequences to such Member or any direct or indirect owner of such Member, then at the written election of such Member in its sole discretion (in an instrument signed by such Member and delivered to VBC) and to the extent specified therein by such Member, this Agreement shall cease to have further effect and shall not apply to an Exchange occurring after a date specified by such Member, or may be amended by in a manner reasonably determined by such Member, provided that such amendment shall not result in an increase in any

payments owed by VBC under this Agreement at any time as compared to the amounts and times of payments that would have been due in the absence of such amendment.

Section 7.14 Interest Rate Limitation. Notwithstanding anything to the contrary contained herein, the interest paid or agreed to be paid hereunder with respect to amounts due to any Member hereunder shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the "Maximum Rate"). If any Member shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the Tax Benefit Payment or Early Termination Payment, as applicable (but in each case exclusive of any component thereof comprising interest) or, if it exceeds such unpaid non-interest amount, refunded to VBC. In determining whether the interest contracted for, charged, or received by any Member exceeds the Maximum Rate, such Member may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the payment obligations owed by VBC to such Member hereunder. Notwithstanding the foregoing, it is the intention of the Parties to conform strictly to any applicable usury laws.

Section 7.15 Independent Nature of Rights and Obligations. The rights and obligations of each Member hereunder are several and not joint with the rights and obligations of any other Person. A Member shall not be responsible in any way for the performance of the obligations of any other Person hereunder, nor shall a Member have the right to enforce the rights or obligations of any other Person hereunder (other than VBC). The obligations of a Member hereunder are solely for the benefit of, and shall be enforceable solely by, VBC. Nothing contained herein or in any other agreement or document delivered at any closing, and no action taken by any Member pursuant hereto or thereto, shall be deemed to constitute the Members acting as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Members are in any way acting in concert or as a group with respect to such rights or obligations or the transactions contemplated hereby, and VBC acknowledges that the Members are not acting in concert or as a group and will not assert any such claim with respect to such rights or obligations or the transactions contemplated hereby.

[*Signature page follows.*]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

VBC:

VICTORYBASE CORPORATION

By: /s/ Thomas Paquin
Thomas Paquin, President

COMPANY:

VICTORYBASE HOLDINGS LLC

By: VictoryBase Corporation,
its Manager

By: /s/ Thomas Paquin
Thomas Paquin, President

MEMBER:

VICTORYBASE RE, LLC

By: /s/ Thomas Paquin
Thomas Paquin, Manager

Address: [redacted]

Email address: [redacted]

Exhibit A

FORM OF JOINDER AGREEMENT

This JOINDER AGREEMENT, dated as of [_____], 20[__] (this "Joinder"), is delivered pursuant to that certain Tax Receivable Agreement, dated as of [_____], 202[__] (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Tax Receivable Agreement") by and among VictoryBase Corporation, a Delaware corporation ("VBC"), VictoryBase Holdings LLC, a Texas limited liability company (the "Company"), and each of the other Members from time to time party thereto. Capitalized terms used but not otherwise defined herein have the respective meanings set forth in the Tax Receivable Agreement.

1. Joinder to the Tax Receivable Agreement. The undersigned hereby represents and warrants to VBC that, as of the date hereof, the undersigned has been assigned an interest in the Tax Receivable Agreement from a Member.

2. Joinder to the Tax Receivable Agreement. Upon the execution of this Joinder by the undersigned and delivery hereof to VBC, the undersigned hereby is and hereafter will be a Member under the Tax Receivable Agreement and a Party thereto, with all the rights, privileges and responsibilities of a Member thereunder. The undersigned hereby agrees that it shall comply with and be fully bound by the terms of the Tax Receivable Agreement as if it had been a signatory thereto as of the date thereof.

3. Incorporation by Reference. All terms and conditions of the Tax Receivable Agreement are hereby incorporated by reference in this Joinder as if set forth herein in full.

4. Address. All notices under the Tax Receivable Agreement to the undersigned shall be direct to:

[Name]
[Address]
[City, State, Zip Code]
Attn:
E-mail:

[*Signature page follows.*]

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Joinder as of the day and year first above written.

[NAME OF NEW PARTY]

By: ____________________________

Name: __________________________

Title: __________________________

Acknowledged and agreed
as of the date first set forth above:

VICTORYBASE CORPORATION

By: ______________________________
Name: ____________________________
Title: ____________________________

BYLAWS

OF

VICTORYBASE CORPORATION
a Delaware corporation

Adopted August 13, 2020

Table of Contents

BYLAWS

OF

VICTORYBASE CORPORATION

ARTICLE I
CORPORATE OFFICES

1.1 **Offices.** In addition to the registered office set forth in the certificate of incorporation of VictoryBase Corporation, a Delaware corporation (the "Corporation"), dated August 13, 2020 (as the same may be amended, restated, amended and restated or otherwise modified from time to time, the "Certificate of Incorporation"), the board of directors of the Corporation (the "Board of Directors") may at any time establish other offices at any place or places where the Corporation is qualified to do business.

ARTICLE II
MEETINGS OF STOCKHOLDERS

2.1 **Place of Meetings.** Meetings of the stockholders of the Corporation (the "Stockholders"), may be held at any place, within or without the State of Delaware, as may be designated by the Board of Directors. In the absence of such designation, meetings of Stockholders shall be held at the principal executive office of the Corporation. The Board of Directors may, in its sole discretion, determine that a meeting of Stockholders shall not be held at any place, but may instead be held solely by means of remote communication authorized by and in accordance with Section 211(a)(2) of the General Corporation Law of the State of Delaware (the "DGCL").

2.2 **Annual Meeting.** If required by applicable law, an annual meeting of Stockholders shall be held for the election of directors at such date and time as may be designated by resolution of the Board of Directors from time to time. Any other proper business may be transacted at the annual meeting. The Corporation may postpone, reschedule or cancel any annual meeting of Stockholders previously scheduled by the Board of Directors.

2.3 **Special Meeting.** Special meetings of Stockholders for any purpose or purposes may be called only in the manner provided in the Certificate of Incorporation. Special meetings validly called in accordance with Article 8 of the Certificate of Incorporation may be held at such date and time as specified in the applicable notice. Business transacted at any special meeting of Stockholders shall be limited to the purposes stated in the notice. The Corporation may postpone, reschedule or cancel any special meeting of Stockholders previously scheduled by the Board of Directors.

2.4 **Notice of Stockholders' Meetings.** Whenever Stockholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given that shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which Stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the Stockholders entitled to vote at the meeting (if such date is different from the record date for Stockholders entitled to notice of the meeting) and, in the case

of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws adopted by the Board of Directors as of the date set forth above (as the same may be further amended, restated, amended and restated or otherwise modified from time to time, these "Bylaws"), the notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each Stockholder entitled to vote at the meeting as of the record date for determining the Stockholders entitled to notice of the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the Stockholder at such Stockholder's address as it appears on the records of the Corporation.

2.5 **Adjournments.** Any meeting of Stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each Stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of Stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix the record date for determining Stockholders entitled to notice of such adjourned meeting as provided in Section 2.9(a) of these Bylaws, and shall give notice of the adjourned meeting to each Stockholder of record as of the record date so fixed for notice of such adjourned meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the Stockholder at such Stockholder's address as it appears on the records of the Corporation.

2.6 **Quorum.** Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, at each meeting of Stockholders the presence or participation in person or by proxy of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation ("Stock") entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. In the absence of a quorum, the Stockholders so present may, by a majority in voting power thereof, adjourn the meeting from time to time in the manner provided in Section 2.5 of these Bylaws until a quorum shall attend or participate. Shares of Stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any subsidiary of the Corporation to vote shares of Stock held by it in a fiduciary capacity.

2.7 **Organization.** Meetings of Stockholders shall be presided over by the Chairperson, or in his or her absence by any Vice Chairperson, if any, or in his or her absence by the Chief Executive Officer, or in his or her absence by a Vice President, or in the absence of the foregoing persons by a chairperson designated by the Board of Directors, or in the absence of such designation by a chairperson chosen at the meeting by vote of a majority of the Stockholders entitled to vote at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

2.8 **Voting; Proxies.** Except as otherwise provided by or pursuant to the provisions of the Certificate of Incorporation, each Stockholder entitled to vote at any meeting of Stockholders shall be entitled to one vote for each share of Stock held by such Stockholder which has voting power upon the matter in question. Each Stockholder entitled to vote at a meeting of Stockholders or express consent to corporate action in writing without a meeting (if permitted by the Certificate of Incorporation) may authorize another person or persons to act for such Stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A Stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of Stockholders need not be by written ballot. Unless otherwise provided in the Certificate of Incorporation, at all meetings of Stockholders for the election of directors at which a quorum is present a plurality of the votes cast shall be sufficient to elect directors. All other elections and questions presented to the Stockholders at a meeting at which a quorum is present shall, unless otherwise provided by the Certificate of Incorporation, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, be decided by the affirmative vote of the holders of a majority in voting power of the shares of Stock which are present in person or by proxy and entitled to vote thereon.

2.9 **Fixing Date for Determination of Stockholders of Record.**

(a) In order that the Corporation may determine the Stockholders entitled to notice of any meeting of Stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the Stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining Stockholders entitled to notice of or to vote at a meeting of Stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of Stockholders of record entitled to notice of or to vote at a meeting of Stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of Stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for Stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of Stockholders entitled to vote in accordance herewith at the adjourned meeting

(b) In order that the Corporation may determine the Stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of Stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record

date shall not be more than sixty (60) days prior to such action. If no such record date is fixed, the record date for determining Stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(c) Unless otherwise restricted by the Certificate of Incorporation, in order that the Corporation may determine the Stockholders entitled to express consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date for determining Stockholders entitled to express consent to corporate action in writing without a meeting is fixed by the Board of Directors, (i) when no prior action of the Board of Directors is required by law or the Certificate of Incorporation, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, and (ii) if prior action by the Board of Directors is required by law or the Certificate of Incorporation, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

2.10 **List of Stockholders Entitled to Vote.** The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of Stockholders, a complete list of the Stockholders entitled to vote at the meeting (provided, however, if the record date for determining the Stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the Stockholders entitled to vote as of a date that is no more than 10 days before the meeting date), arranged in alphabetical order, and showing the address of each Stockholder and the number of shares registered in the name of each Stockholder as of the record date (or such other date). Such list shall be open to the examination of any Stockholder, for any purpose germane to the meeting at least ten (10) days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting or (ii) during ordinary business hours at the principal place of business of the Corporation. If the meeting is to be held at a place, then a list of Stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any Stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any Stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the Stockholders entitled to examine the list of Stockholders required by this Section 2.10 or to vote in person or by proxy at any meeting of Stockholders.

2.11 **Stockholder Action By Written Consent Without A Meeting.** Except as provided by, and in accordance with, the Certificate of Incorporation, no action that is required or

permitted to be taken by the Stockholders at any annual or special meeting of Stockholders may be effected by written consent of Stockholders in lieu of a meeting of Stockholders.

2.12 **Inspectors of Election**. The Corporation may, and shall if required by law, in advance of any meeting of Stockholders, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of Stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of Stock outstanding and the voting power of each such share, (ii) determine the shares of Stock represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of Stock represented at the meeting and such inspectors' count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of Stockholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

2.13 **Conduct of Meetings**. The date and time of the opening and the closing of the polls for each matter upon which the Stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of Stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the person presiding over any meeting of Stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding person of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to Stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of Stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the person presiding over the meeting, meetings of

Stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

2.14 **Notice of Stockholder Business and Nominations**

(a) *Annual Meetings of Stockholders*.

(i) Nominations of persons for election to the Board of Directors and the proposal of other business to be considered by the Stockholders may be made at an annual meeting of Stockholders only (A) pursuant to the Corporation's notice of meeting (or any supplement thereto), (B) by or at the direction of the Board of Directors or the nominating and corporate governance committee thereof, or (C) by any Stockholder who was a Stockholder of record at the time the notice provided for in this Section 2.14 is delivered to the Secretary, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.14.

(ii) For any nominations or other business to be properly brought before an annual meeting by a Stockholder pursuant to Section 2.14(a)(i)(C) of these Bylaws, the Stockholder must have given timely notice thereof in writing to the Secretary and any such proposed business (other than the nominations of persons for election to the Board of Directors) must constitute a proper matter for Stockholder action. To be timely, a Stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one hundred twentieth (120th) day, prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the Stockholder must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a Stockholder's notice as described above. To be in proper form, such Stockholder's notice must:

A. as to each person whom the Stockholder proposes to nominate for election as a director of the Corporation, set forth (I) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and (II) such person's written consent to being named in the proxy statement as a nominee and to serving as a director of the Corporation if elected;

B. with respect to each nominee for election or reelection to the Board of Directors, include the completed and signed questionnaire, representation and agreement required by Section 2.15 of these Bylaws;

C. as to any other business that the Stockholder proposes to bring before the meeting, set forth a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such Stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and

D. as to the Stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, set forth (I) the name and address of such Stockholder, as they appear on the Corporation's books, and of such beneficial owner, (II) the class or series and number of shares of Stock which are owned beneficially and of record by such Stockholder and such beneficial owner, (III) a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among such Stockholder and/or such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, including, in the case of a nomination, the nominee, (IV) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the Stockholder's notice by, or on behalf of, such Stockholder and such beneficial owners, whether or not such instrument or right shall be subject to settlement in underlying shares of Stock, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such Stockholder or such beneficial owner, with respect to securities of the Corporation, (V) a representation that the Stockholder is a holder of record of Stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, (VI) a representation whether the Stockholder or the beneficial owner, if any, intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of outstanding Stock required to approve or adopt the proposal or elect the nominee and/or (y) otherwise to solicit proxies or votes from Stockholders in support of such proposal or nomination, and (VII) any other information relating to such Stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder.

The foregoing notice requirements of this Section 2.14(a) shall be deemed satisfied by a Stockholder with respect to business other than a nomination for election as a director of the Corporation if the Stockholder has notified the Corporation of his, her or its intention to present a proposal at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such Stockholder's proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. The Corporation may require any proposed nominee for election as a director of the Corporation to furnish such other information as the Corporation may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

(iii) Notwithstanding anything in the second sentence of Section 2.14(a)(ii) of these Bylaws to the contrary, in the event that the number of directors to be elected to the Board of Directors at the annual meeting is increased effective after the time period for which nominations would otherwise be due under Section 2.14(a)(ii) of these Bylaws and there is no public announcement by the Corporation naming the nominees for the additional directorships at least one hundred (100) days prior to the first anniversary of the preceding year's annual meeting, a Stockholder's notice required by this Section 2.14 shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(b) *Special Meetings of Stockholders*. Except to the extent required by law, special meetings of Stockholders may be called only in accordance with Article 8 of the Certificate of Incorporation. Only such business shall be conducted at a special meeting of Stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of Stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (1) by or at the direction of the Board of Directors or the nominating and corporate governance committee thereof, or (2) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any Stockholder who is a Stockholder of record at the time the notice provided for in this Section 2.14 is delivered to the Secretary, who is entitled to vote at the meeting and upon such election and who complies with the notice procedures set forth in this Section 2.14. In the event the Corporation calls a special meeting of Stockholders for the purpose of electing one or more directors to the Board of Directors, any such Stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation's notice of meeting, if the Stockholder's notice required by Section 2.14(a)(ii) of these Bylaws (including the completed and signed questionnaire, representation and agreement required by Section 2.15 of these Bylaws and any other information, documents, affidavits, or certifications required by the Corporation) shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a Stockholder's notice as described above

(c) *General*.

(i) Except as otherwise expressly provided in any applicable rule or regulation promulgated under the Exchange Act, only such persons who are nominated in accordance with the procedures set forth in this Section 2.14 shall be eligible to be elected at an annual or special meeting of Stockholders to serve as directors and only such business shall be conducted at a meeting of Stockholders as shall have been brought before the meeting in

accordance with the procedures set forth in this Section 2.14. Except as otherwise provided by law, the chairperson of the meeting shall have the power and duty (A) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.14 (including whether the Stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made or solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies or votes in support of such Stockholder's nominee or proposal in compliance with such Stockholder's representation as required by Section 2.14(a)(ii)(D)(VI) of these Bylaws), and (B) if any proposed nomination or business was not made or proposed in compliance with this Section 2.14, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this Section 2.14, unless otherwise required by law, if the Stockholder (or a qualified representative of the Stockholder) does not appear at the annual or special meeting of Stockholders to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.14, to be considered a qualified representative of the Stockholder, a person must be a duly authorized officer, manager or partner of such Stockholder or must be authorized by a writing executed by such Stockholder or an electronic transmission delivered by such Stockholder to act for such Stockholder as proxy at the meeting of Stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of Stockholders.

(ii) For purposes of this Section 2.14, "public announcement" shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press or other national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(iii) Notwithstanding the foregoing provisions of this Section 2.14, a Stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Section 2.14; provided, however, that any references in these Bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.14 (including clause (a)(i)(C) hereof and clause (b) hereof), and compliance with clauses (a)(i)(C) and (b) of this Section 2.14 shall be the exclusive means for a Stockholder to make nominations or submit other business (other than, as provided in the penultimate sentence of clause (a)(ii) hereof, business other than nominations brought properly under and in compliance with Rule 14a-8 promulgated under the Exchange Act, as may be amended from time to time). Nothing in this Section 2.14 shall be deemed to affect any rights of Stockholders to request inclusion of proposals or nominations in the Corporation's proxy statement pursuant to applicable rules and regulations promulgated under the Exchange Act.

2.15 **Submission of Questionnaire, Representation and Agreement.** To be eligible to be a nominee for election or reelection as a director of the Corporation, the candidate for nomination must have previously delivered (in accordance with the time periods prescribed for

delivery of notice under Section 2.14 of these Bylaws), to the Secretary at the principal executive offices of the Corporation, (a) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee, and (b) a written representation and agreement (in form provided by the Corporation) that such candidate for nomination (i) is not and, if elected as a director during his or her term of office, will not become a party to (A) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment"), or (B) any Voting Commitment that could limit or interfere with such proposed nominee's ability to comply, if elected as a director of the Corporation, with such proposed nominee's fiduciary duties under applicable law, (ii) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director, and (iii) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person's term in office as a director of the Corporation (and, if requested by any candidate for nomination, the Secretary shall provide to such candidate for nomination all such policies and guidelines then in effect).

ARTICLE III
BOARD OF DIRECTORS

3.1 **Number; Qualification.** Subject to the Certificate of Incorporation, the total number of directors constituting the entire Board of Directors shall be fixed from time to time solely by resolution adopted by a majority of the Whole Board. For purposes of these Bylaws the term "Whole Board" shall mean the total number of authorized directors for the Board of Directors whether or not there exist any vacancies in previously authorized directorships. Directors need not be Stockholders.

3.2 **Election; Resignation; Vacancies.** Directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Any director may resign at any time upon notice to the Corporation. Unless the Board of Directors otherwise determines, newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the Board of Directors resulting from the death, resignation, retirement, disqualification, removal from office or other cause shall be filled only by a majority vote of the directors then in office and entitled to vote thereon, though less than a quorum, or by a sole remaining director entitled to vote thereon, and not by the Stockholders. Any director so chosen shall hold office until the next election of the class for which such director shall have been chosen and until his successor shall be elected and qualified.

3.3 **Regular Meetings.** Regular meetings of the Board of Directors may be held at such places, if any, within or without the State of Delaware and at such times as the Board of Directors may from time to time determine.

3.4 **Special Meetings.** Special meetings of the Board of Directors may be held at any time or place, if any, within or without the State of Delaware whenever called by the Chairperson, a Vice Chairperson, the Chief Executive Officer, the Secretary, or by any two members of the Board of Directors. Notice of a special meeting of the Board of Directors shall be given by the person or persons calling the meeting at least twenty-four (24) hours before the special meeting.

3.5 **Telephonic Meetings Permitted.** Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 3.5 shall constitute presence in person at such meeting.

3.6 **Quorum; Vote Required for Action.** At all meetings of the Board of Directors the directors entitled to cast a majority of the votes of the Whole Board shall constitute a quorum for the transaction of business; provided that, solely for the purposes of filling vacancies pursuant to Section 3.2 of these Bylaws, a meeting of the Board of Directors may be held if a majority of the directors then in office participate in such meeting. Except in cases in which the Certificate of Incorporation, these Bylaws or applicable law otherwise provides, a majority of the votes entitled to be cast by the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

3.7 **Organization.** Meetings of the Board of Directors shall be presided over by the Chairperson, or in his or her absence by any Vice Chairperson, if any, or in his or her absence by the Chief Executive Officer, or in his or her absence the Chief Executive Officer, or in his or her absence by a Vice President or by a chairperson chosen at the meeting by the affirmative vote of a majority of the directors present at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

3.8 **Action by Unanimous Consent of Directors.** Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or such committee in accordance with applicable law.

3.9 **Compensation of Directors.** Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board of Directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary or other compensation as a director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving

compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings. Any director of the Corporation may decline any or all such compensation payable to such director in his or her discretion.

ARTICLE IV
COMMITTEES

4.1 **Committees.** The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of any committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it.

4.2 **Committee Rules.** Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article III of these Bylaws.

ARTICLE V
OFFICERS

5.1 **Officers.** The officers of the Corporation shall consist of a chairperson of the Board of Directors (the "Chairperson"), a chief executive officer (the "Chief Executive Officer"), a chief financial officer (the "Chief Financial Officer"), one or more vice presidents (each, a "Vice President"), a Secretary (the "Secretary"), a treasurer (the "Treasurer"), a controller (the "Controller") and such other officers as the Board of Directors may from time to time determine, each of whom shall be appointed by the Board of Directors, each to have such authority, functions or duties as set forth in these Bylaws or as determined by the Board of Directors. Each officer shall be chosen by the Board of Directors and shall hold office for such term as may be prescribed by the Board of Directors and until such person's successor shall have been duly chosen and qualified, or until such person's earlier death, disqualification, resignation or removal. The Board of Directors, in its discretion, from time to time may determine not to appoint one or more of the officers identified in the first sentence of this Section 5.1 or to leave such officer position vacant.

5.2 **Removal, Resignation, and Vacancies.** Any officer of the Corporation may be removed, with or without cause, by the Board of Directors, without prejudice to the rights, if any, of such officer under any contract to which it is a party. Any officer may resign at any time upon written or electronic notice to the Corporation, without prejudice to the rights, if any, of the Corporation under any contract to which such officer is a party. If any vacancy occurs in any office

of the Corporation, the Board of Directors may appoint a successor to fill such vacancy for the remainder of the unexpired term and until a successor shall have been duly chosen and qualified.

5.3 **Chairperson.** The Chairperson shall be deemed an officer of the Corporation, subject to the control of the Board of Directors, and shall report directly to the Board of Directors. The Board of Directors may, in its sole discretion, from time to time appoint one or more vice chairpersons (each, a "Vice Chairperson") each of whom shall be deemed an officer of the Corporation, subject to the control of the Board of Directors, and shall report directly to the Chairperson.

5.4 **Chief Executive Officer.** The Chief Executive Officer shall have general supervision and direction of the business and affairs of the Corporation, shall be responsible for corporate policy and strategy, and shall report directly to the Chairperson. Unless otherwise provided in these Bylaws, all other officers of the Corporation shall report directly to the Chief Executive Officer or as otherwise determined by the Chief Executive Officer. The Chief Executive Officer shall, if present and in the absence of the Chairperson or any Vice Chairperson, preside at meetings of the Stockholders and of the Board of Directors.

5.5 **Chief Financial Officer.** The Chief Financial Officer shall exercise all the powers and perform the duties of the office of the chief financial officer and in general have overall supervision of the financial operations of the Corporation. The Chief Financial Officer shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as such officer may agree with the Chief Executive Officer or as the Board of Directors may from time to time determine.

5.6 **Vice Presidents.** The Vice President shall have such powers and duties as shall be prescribed by his or her superior officer or the Chief Executive Officer. A Vice President shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as such officer may agree with the Chief Executive Officer or as the Board of Directors may from time to time determine. In accordance with Sections 5.1 and 5.11 of these Bylaws, the Board of Directors, the Chief Executive Officer and/or the Chief Financial Officer may, in his, her or its discretion, from time to time appoint one or more executive vice presidents of the Corporation (each, an "Executive Vice President") and/or assistant vice presidents of the Corporation (each, an "Assistant Vice President").

5.7 **Treasurer.** The Treasurer shall supervise and be responsible for all the funds and securities of the Corporation, the deposit of all moneys and other valuables to the credit of the Corporation in depositories of the Corporation, borrowings and compliance with the provisions of all indentures, agreements and instruments governing such borrowings to which the Corporation is a party, the disbursement of funds of the Corporation and the investment of its funds, and in general shall perform all of the duties incident to the office of the Treasurer. The Treasurer shall report to the Chief Financial Officer and, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as such officer may agree with the Chief Executive Officer, the Chief Financial Officer or as the Board of Directors may from time to time determine. In accordance with Sections 5.1 and 5.11 of these Bylaws, the Board of Directors, the Chief Executive Officer and/or the Chief Financial Officer may, in his, her or its

discretion, from time to time appoint one or more assistant treasurers of the Corporation (each, an "Assistant Treasurer").

5.8 **Vice Presidents.** In the absence or disability of the chief executive officer and president, the vice presidents (if any) in order of their rank as fixed by the Board of Directors or, if not ranked, a vice president designated by the Board of Directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these bylaws, the president or the chairperson of the board.

5.9 **Controller.** The Controller shall be the chief accounting officer of the Corporation. The Controller shall report to the Chief Financial Officer and, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as such officer may agree with the Chief Executive Officer or the Chief Financial Officer or as the Board of Directors may from time to time determine.

5.10 **Secretary.** The powers and duties of the Secretary are: (i) to act as Secretary at all meetings of the Board of Directors, of the committees of the Board of Directors and of the Stockholders and to record the proceedings of such meetings in a book or books to be kept for that purpose; (ii) to see that all notices required to be given by the Corporation are duly given and served; (iii) to act as custodian of the seal of the Corporation and affix the seal or cause it to be affixed to all certificates of Stock and to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized in accordance with the provisions of these Bylaws; (iv) to have charge of the books, records and papers of the Corporation and see that the reports, statements and other documents required by law to be kept and filed are properly kept and filed; and (v) to perform all of the duties incident to the office of Secretary. The Secretary shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as such officer may agree with the Chief Executive Officer or as the Board of Directors may from time to time determine. In accordance with Sections 5.1 and 5.11 of these Bylaws, the Board of Directors, the Chief Executive Officer and/or the Chief Financial Officer may, in his, her or its discretion, from time to time appoint one or more assistant secretaries of the Corporation (each, an "Assistant Secretary").

5.11 **Appointing Attorneys and Agents; Voting Securities of Other Entities.** Unless otherwise provided by resolution adopted by the Board of Directors, the Chairperson, any Vice Chairperson, the Chief Executive Officer or the Chief Financial Officer may from time to time appoint an attorney or attorneys or agent or agents of the Corporation, in the name and on behalf of the Corporation, to (a) cast the votes which the Corporation may be entitled to cast as the holder of stock or other securities in any other corporation or other entity, any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other corporation or other entity, or to consent in writing, in the name of the Corporation as such holder, to any action by such other corporation or other entity, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consents, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, all such written proxies or other instruments as he or she may deem necessary or proper and (b) exercise the rights of the Corporation in its capacity as a general partner

of a partnership or in its capacity as a managing member of a limited liability company as to which the Corporation, in such capacity, is entitled to exercise pursuant to the applicable partnership agreement or limited liability company operating agreement, including without limitation to take or refrain from taking any action, or to consent in writing, in each case in the name of the Corporation as such general partner or managing member, to any action by such partnership or limited liability company, and may instruct the person or persons so appointed as to the manner of taking such actions or giving such consents, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, all such written proxies or other instruments as he or she may deem necessary or proper. Unless otherwise provided by resolution adopted by the Board of Directors, any of the rights set forth in this Section 5.11 which may be delegated to an attorney or agent may also be exercised directly by the Chairperson, a Vice Chairperson, the Chief Executive Officer or the Chief Financial Officer.

5.12 **Additional Matters.** The Chief Executive Officer and the Chief Financial Officer shall have the authority to designate employees of the Corporation to have the title of Executive Vice President, Vice President, Assistant Vice President, Assistant Treasurer or Assistant Secretary. Any employee so designated shall have the powers and duties determined by the officer making such designation. A person designated as an Executive Vice President, Vice President, Assistant Vice President, Assistant Treasurer or Assistant Secretary shall not be deemed to be an officer of the Corporation unless the Board of Directors has adopted a resolution approving such person in such capacity as an officer of the Corporation (including by means of direct appointment by the Board of Directors pursuant to Section 5.1 of these Bylaws).

ARTICLE VI
STOCK

6.1 **Certificates.** The shares of Stock shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of Stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of Stock represented by certificates shall be entitled to have a certificate signed by or in the name of the Corporation by (a) any one officer of the Corporation who is the Chairperson, a Vice Chairperson, the Chief Executive Officer or a Vice President, and (b) by any one officer of the Corporation who is the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Assistant Secretary, with such signatories certifying the number of shares of the applicable class or series of Stock owned by such holder in the Corporation. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue.

6.2 **Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates.** The Corporation may issue a new certificate for shares of Stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made

against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

ARTICLE VII
INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

7.1 **Right to Indemnification.** The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law (including as it presently exists or may hereafter be amended), any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (any such action, suit or proceeding, a "proceeding"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section 7.3 of these Bylaws, the Corporation shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors.

7.2 **Advancement of Expenses.** The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys' fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article VII or otherwise.

7.3 **Claims.** If a claim for indemnification under this Article VII (following the final disposition of such proceeding) is not paid in full within sixty (60) days after the Corporation has received a claim therefor by the Covered Person, or if a claim for any advancement of expenses under this Article VII is not paid in full within thirty (30) days after the Corporation has received a statement or statements requesting such amounts to be advanced, the Covered Person shall thereupon (but not before) be entitled to file suit to recover the unpaid amount of such claim. If successful in whole or in part, the Covered Person shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action, the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

7.4 **Non-exclusivity of Rights.** The rights conferred on any Covered Person by this Article VII shall not be exclusive of any other rights which such Covered Person may have or

hereafter acquires under any statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of Stockholders or disinterested directors or otherwise.

7.5 **Other Sources.** The Corporation's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, limited liability company, joint venture, trust, enterprise or non-profit enterprise.

7.6 **Amendment or Repeal.** Any right to indemnification or to advancement of expenses of any Covered Person arising hereunder shall not be eliminated or impaired by an amendment to or repeal of these Bylaws after the occurrence of the act or omission that is the subject of the proceeding for which indemnification or advancement of expenses is sought.

7.7 **Other Indemnification and Advancement of Expenses.** This Article VII shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

ARTICLE VIII
MISCELLANEOUS

8.1 **Fiscal Year.** The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

8.2 **Seal.** If the Board of Directors elects to adopt a corporate seal for the Corporation, then the corporate seal shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors.

8.3 **Manner of Notice.** Except as otherwise provided herein or permitted by applicable law, notices to directors and Stockholders shall be in writing and delivered personally or mailed to the directors or Stockholders at their addresses appearing on the books of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to Stockholders, and except as prohibited by applicable law, any notice to Stockholders given by the Corporation under any provision of applicable law, the Certificate of Incorporation, or these Bylaws shall be effective if given by a single written notice to Stockholders who share an address if consented to by the Stockholders at that address to whom such notice is given. Any such consent shall be revocable by the Stockholder by written notice to the Corporation. Any Stockholder who fails to object in writing to the Corporation, within sixty (60) days of having been given written notice by the Corporation of its intention to send the single notice permitted under this Section 8.3, shall be deemed to have consented to receiving such single written notice. Notice to directors may be given in person, by mail or by e-mail, telephone, telecopier or other means of electronic transmission.

8.4 **Waiver of Notice of Meetings of Stockholders, Directors and Committees.** Any waiver of notice, given by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express

purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Stockholders, Board of Directors, or members of a committee of the Board of Directors need be specified in a waiver of notice.

8.5 **Form of Records.** Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time.

8.6 **Transfer of Stock.** Upon receipt by the Corporation or the transfer agent of the Corporation of proper transfer instructions from the record holder of uncertificated shares or upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the Corporation to issue a new certificate or, in the case of uncertificated securities and upon request, a notice of issuance of shares, to the person entitled thereto, cancel the old certificate (if any) and record the transaction in its books.

8.7 **Stock Transfer Agreements.** The Corporation shall have power to enter into and perform any agreement with any number of Stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such Stockholders in any manner not prohibited by the DGCL.

8.8 **Stockholders of Record.** The Corporation shall be entitled to recognize the exclusive right of a person recorded on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person recorded on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

8.9 **Facsimile or Electronic Signature.** In addition to the provisions for use of facsimile or electronic signatures elsewhere specifically authorized in these bylaws, facsimile or electronic signatures of any Stockholder, director or officer of the Corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

8.10 **Amendment of Bylaws.** These Bylaws may be altered, amended or repealed, and new bylaws made, only by the affirmative vote of (a) a majority of the Board of Directors, or (b) Stockholders representing at least 66-2/3% of the votes eligible to be cast in an election of directors of the Corporation.

[Certification page follows.]

CERTIFICATE OF ADOPTION OF BYLAWS

OF

VICTORYBASE CORPORATION

ADOPTION BY INCORPORATOR

The undersigned person appointed in the Certificate of Incorporation to act as the Incorporator of VictoryBase Corporation, a Delaware corporation, hereby adopts the foregoing Bylaws as the Bylaws of the Corporation.

Executed as of August 13, 2020.

Thomas Paquin, Incorporator

CERTIFICATE BY SECRETARY OF ADOPTION BY INCORPORATOR

The undersigned hereby certifies that the undersigned is the duly elected, qualified, and acting Secretary of VictoryBase Corporation, a Delaware corporation, and that the foregoing Bylaws were adopted as the Bylaws of the Corporation as of August 13, 2020, by the person appointed in the Certificate of Incorporation to act as the Incorporator of the corporation.

Executed as of August 13, 2020.

Thomas Paquin, Secretary

LIMITED LIABILITY COMPANY AGREEMENT

of Wefunder SPV, LLC

THIS LIMITED LIABILITY COMPANY AGREEMENT, dated as of March 15, 2021, is entered into by and among (i) Wefunder Admin, LLC, a Delaware limited liability company, as manager of the Company (the "*Manager*") and with respect to one or more Series (as defined below), including the Series the terms of which are set forth in Exhibit A, and (ii) Wefunder, Inc., a Delaware corporation, as the initial Member (the "*Initial Member*") of the Series the terms of which are set forth in Exhibit A, together with any other Persons who become Members in the Company associated with any Series or the Company generally as provided herein.

WHEREAS, the parties hereto have determined to establish and designate separate series of limited liability company interests and related assets and liabilities of the Company in accordance with Section 18-215 of the Delaware Act;

NOW, THEREFORE, in consideration of the covenants, conditions and agreementscontained herein, the parties hereto do hereby agree as follows:

ARTICLE I: DEFINITIONS

Section 1.1 *Definitions*.

The following definitions shall be for all purposes, unless otherwise clearly indicated tothe contrary, applied to the terms used in this Agreement.

"*Adjusted Capital Account*" means the Capital Account maintained for a Member with respect to a Series, (i) increased by any amounts that such Member is obligated to restore or is treated as obligated to restore under Treasury Regulation Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i)(5) and (ii) decreased by any amounts described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) with respect to such Member.

"*Affiliate*" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"*Agreed Value*" of property contributed by a Member to the Company with respect to a Series means the fair market value of such property or other consideration at the time of contribution as reasonably determined by the Manager. The Manager shall use such method as it determines to be appropriate to allocate the aggregate Agreed

Value of properties contributed by a Member to the Company with respect to a Series in a single or integrated transaction amongeach separate property on a basis proportional to the fair market value of each contributed property.

"*Agreement*" means this Limited Liability Company Agreement of Wefunder SPV, LLC, including all exhibits hereto, as it may be amended, supplemented or restated from time to time.

"*Book Value*" means, with respect to any property associated with a Series, such property's adjusted basis for U.S. federal income tax purposes, except as follows:

(a) the initial Book Value of any property contributed by a Member to the Companywith respect to a Series shall be the Agreed Value of such property;

(b) the Book Values of all properties of a Series shall be adjusted to equal their respective fair market values as determined by the Manager in connection with (i) the acquisition of an interest in such Series by any new or existing Member in exchange for more than a *de minimis* capital contribution, (ii) the distribution to a Member of more than a *de minimis* amount of property of a Series as consideration for an interest in such Series, (iii) the grant of an interest in such Series (other than a *de minimis* interest) as consideration for the provision of services to or for the benefit of such Series by an existing Member acting in a Member capacity, or by a newMember acting in a Member capacity or in anticipation of becoming a Member, (iv) the liquidation of the Company or any Series within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g)(1) (other than pursuant to Section 708(b)(1)(B) of the Code), or (v) any other event to the extent determined by the Manager to be necessary to properly reflect Book Values in accordance with the standards set forth in Treasury Regulation Section 1.704-1(b)(2)(iv)(q);

(c) the Book Value of any property of a Series distributed to a Member shall be the fair market value of such property as reasonably determined by the Manager; and

(d) the Book Values of all properties of a Series shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such property pursuant to Code Section 734(b) orCode Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts attributable to such Series pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m) and clause (f) of the definition of Profits and Losses or Section 6.1(b)(vii); *provided, however*, Book Value shall not be adjusted pursuant to this clause (d) to the extent the Manager reasonably determines that an adjustment pursuant to clause (b) hereof is necessary or appropriate in connection with the transaction that would otherwiseresult in an adjustment pursuant to this clause (d). If the Book Value of any property has been determined or adjusted pursuant to clauses (b) or (d) hereof, such Book Value shall thereafter be adjusted by the Depreciation taken into account with respect to such property for purposes of computing Profits and Losses and otheritems allocated pursuant to Article VI.

"*Business Day*" means Monday through Friday of each week, except that a legal holidayrecognized as such by the government of the United States of America or the State of Californiashall not be regarded as a Business Day.

"*Capital Account*" means the capital account maintained for a Member with respect to a Series pursuant to Section 5.2.

"*Capital Contribution*" means, with respect to any Member, the amount of money and the Net Agreed Value of any property contributed by such Member to the Company with respect to a Series. Any reference in this Agreement to the Capital Contribution of a Member shall include its pro rata share of any Capital Contribution of its predecessors in interest.

"*Certificate of Formation*" means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware on even date herewith as referenced in
Section 2.1, as such Certificate of Formation may be amended, supplemented or restated fromtime to time.

"*Claims*" has the meaning assigned to such term in Section 7.5(a).

"*Code*" means the U.S. Internal Revenue Code of 1986, as amended from time to time. All references herein to sections of the Code shall include any corresponding provision orprovisions of succeeding law.

"*Commission*" means the U.S. Securities and Exchange Commission.

"*Company*" means Wefunder SPV, LLC, a Delaware limited liability company, formed on even date herewith pursuant to the Delaware Act upon the filing of the Certificate of Formationin the office of the Secretary of State of the State of Delaware and the entry into of this Agreement.

"*Company generally*" means, with respect to the Company, the "limited liability company generally" as such phrase is used in Section 18-215 of the Delaware Act.

"*Company Interest*" means a limited liability company interest (within the meaning of theDelaware Act) in the Company generally, together with all of the rights, powers and preferences associated therewith hereunder, including the obligation to comply with the terms hereof.

"*Damages*" has the meaning assigned to such term in Section 7.5(a).

"*Delaware Act*" means the Delaware Limited Liability Company Act, 6 Del C. Section 18-101, *et seq.*, as amended, supplemented or restated from time to time, and any successor to such statute.

"*Depreciation*" means, for each taxable year, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for U.S. federal

income tax purposes with respect to property for such taxable year, except that with respect to any property the Book Value of which differs from its adjusted tax basis for U.S. federal income tax purposes,

Depreciation for such taxable year shall be the amount of book basis recovered for such taxableyear under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2).

"*Economic Risk of Loss*" has the meaning assigned to such term in Treasury RegulationSection 1.752-2(a).

"*Entity*" means a corporation, firm, limited liability company, partnership (general or limited), joint venture, trust, business trust, unincorporated organization, cooperative, associationor other legal entity.

"*Indebtedness*" means (a) debt for money borrowed and similar monetary obligations evidenced by bonds (excluding surety and performance bonds), notes, debentures or other similar instruments, (b) reimbursement obligations with respect to letters of credit and (c) guaranties, endorsements and other contingent obligations whether direct or indirect in respect of liabilities of others of any of the types described in clauses (a) and (b) above (other than endorsements for collection or deposit in the ordinary course of business). For the avoidance of doubt, the term "Indebtedness" excludes trade accounts payable in the ordinary course of business.

"*Indemnified Series*" has the meaning assigned to such term in Section 7.6.

"*Indemnifying Series*" has the meaning assigned to such term in Section 7.6.

"*Indemnitee*" means, with respect to a Series, (a) any Person who is or was a Manager of such Series or a Manager of the Company generally, (b) any Person who is or was a delegate ofany such Manager (including without limitation pursuant to Section 7.2 of this Agreement), (c) any Person who is or was an Affiliate of any such Manager or delegate, and (d) any Person who is or was a member, Member, director, officer, employee, fiduciary or trustee of any of the foregoing.

"*Initial Member*" means Wefunder, Inc.

"*Interest*" means a Company Interest or a Series Interest, as the context may require.

"*Liability*" means any debt, liability, expense or other obligation.

"*Liquidation Date*" means (a) in the case of an event giving rise to the dissolution of theCompany or termination of a Series of the type described in Sections 11.1(a)(iv), 11.1(a)(v) or 11.2(a)(iv), the date on which the applicable time period during which the Members have the right to elect to continue the business of the Company or Series, as applicable, has expired without such an election being made and (b) in the case

of any other event giving rise to the dissolution of the Company or termination of a Series, the date on which such event occurs.

"*Manager*" means Wefunder Admin, LLC, in its capacity as manager (within the meaning of the Delaware Act) of the Company, and any successor in interest, and, with respect to a Series, the related Series Manager.

"*Majority in Interest*" means, with respect to a Series, one or more Members of such Series holding Interests in such Series that in the aggregate exceed fifty percent (50%) of all Percentage Interests owned by Members of such Series.

"*Member*" means any Member of any Series or of the Company generally, as the context may require.

"*Member Nonrecourse Debt*" has the meaning assigned to the term "partner nonrecourse debt" in Treasury Regulation Section 1.704-2(b)(4).

"*Member Nonrecourse Debt Minimum Gain*" has the meaning assigned to "partnernonrecourse debt minimum gain in Treasury Regulation Section 1.704-2(i)(2).

"*Member Nonrecourse Deductions*" has the meaning assigned to "partner nonrecourse deductions" in Treasury Regulation Section 1.704-2(i)(1).

"*Members*" means: (i) with respect to the Company, each Member of each Series; and (ii)with respect to a Series, the related Series Manager (or Series Managers) and the related Series Members.

"*Minimum Gain*" has the meaning assigned to the term "partnership minimum gain" in Treasury Regulation Section 1.704-2(d).

"*Net Agreed Value*" means, (a) in the case of any property contributed by a Member to the Company with respect to a Series, the Agreed Value of such property reduced by any liabilities either assumed by such Series upon such contribution or to which such property is subject when contributed and (b) in the case of any property of a Series distributed to a Member, the Book Value of such property at the time such property is distributed, reduced by any indebtedness either assumed by such Member upon such distribution or to which such property issubject at the time of distribution, in either case, as determined under Section 752 of the Code.

"*Nonrecourse Deductions*" has the meaning assigned to such term in Treasury RegulationSection 1.704-2(b).

"*Percentage Interest*" means, with respect to any Member of a Series, the percentage of the Series Interests of the applicable Series held by such Member relative to the total outstandingSeries Interests of such Series. The Percentage Interest of each Member with respect to each Series will be recorded in the books and records of the Manager and available for inspection by a Member upon reasonable request. Unless otherwise determined by the Manager of the relevant Series, the Percentage Interests of

the Members of any Series shall be adjusted as follows immediately following (i) the admission of any Person as a new Member of such Series or (ii) any Capital Contribution to such Series that is not Pro Rata among the Members of such Series, to reflect the quotient, expressed as a percentage, obtained by dividing (A) such Member's Capital Account balance with respect to such Series by (B) the sum of all Members 'Capital Account balances with respect to such Series, in each case, taking into account any prior adjustments pursuant to clause (a) of this definition. Upon the adjustment of the Percentage Interests in the manner set forth in this definition,the books and records of the Manager will be updated to reflect such adjusted Percentage Interests. The Percentage Interest of any Member of the Company generally shall at all times be zero.

"*Permitted Transferee*" means, with respect to any Person, an Affiliate of such Person; provided that the term "Permitted Transferee" shall not include any Affiliate that, at the date of determination, such Person or any of its Affiliates intends or expects to sell, assign, exchange orotherwise cease to own or control.

"*Person*" means an individual, Entity or government agency or political subdivisionthereof.

"*Pro Rata*" means apportioned among all Members of a particular Series in accordance with their relative Percentage Interests in such Series.

"*Profits*" or "*Losses*" means, for each taxable year with respect to any Series, an amount equal to such Series' taxable income or loss for such taxable year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments (without duplication):

(a) any income of such Series that is exempt from U.S. federal income tax and nototherwise taken into account in computing Profits and Losses pursuant to this definition of "Profits" and "Losses" shall be added to such taxable income or loss;

(b) any expenditures of such Series described in Code Section 705(a)(2)(B) or treatedas Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulation Section 1.704- 1(b)(2)(iv)(i) and not otherwise taken into account in computing Profits or Losses pursuant to this definition of "Profits" and "Losses" shall be subtracted from such taxable income or loss;

(c) in the event the Book Value of any asset is adjusted pursuant to clause (b) or clause (c) of the definition of Book Value, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Book Value of the asset) or an item of loss (if the adjustment decreases the Book Value of the asset) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses;

(d) gain or loss resulting from any disposition of property with respect to which gainor loss is recognized for U.S. federal income tax purposes shall be computed by reference to theBook Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(e) in lieu of the depreciation, amortization and other cost recovery deductions takeninto account in computing such taxable income or loss, there shall be taken into account Depreciation for such taxable year;

(f) to the extent an adjustment to the adjusted tax basis of any asset pursuant to Code Section 734(b) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Account balances for such Series as a result of a distribution other than in liquidation of a Member's Series Interest with respect to such Series, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases thebasis of the asset) or an item of loss (if the adjustment decreases such basis) from the dispositionof such asset and shall be taken into account for purposes of computing Profits or Losses; and

(g) any items that are allocated pursuant to Sections 6.1(b) and 6.1(c) shall be determined by applying rules analogous to those set forth in clauses (a) through (g) hereof butshall not be taken into account in computing Profits and Losses.

"*Proportionate Share of Shared Liabilities*" has the meaning assigned to such term in Section 3.5(c).

"*Quarter*" means, unless the context requires otherwise, a fiscal quarter of the Company.

"*Regulatory Allocations*" means the allocations set forth in Sections 6.1(b).

"*Securities Act*" means the Securities Act of 1933, as amended, supplemented or restatedfrom time to time and any successor to such statute.

"*Series*" means any series of the Company established pursuant to this Agreement, the terms of which are as set forth in this Agreement and in the applicable Series Appendix for that Series.

"*Series Appendix*" means an appendix to this Agreement (including without limitation Exhibit A), which may but need not be in the form attached to this Agreement as Exhibit B, and which sets forth the terms applicable to one or more Series, and the Series Manager and the Members of that Series or those Series. The terms of each Series Appendix shall be establishedby the Manager, and may be amended from time to time by any Series Manager for that Series, in its sole discretion, except to the extent provided by this Agreement and the relevant Series Appendix. Notwithstanding anything in this Agreement to the contrary, if the terms of a Series Appendix conflict with the terms of this Agreement, the terms of the Series Appendix shall prevail with respect to the applicable Series.

"*Series Interest*" means a limited liability company interest (within the meaning of theDelaware Act) in a Series, together with all of the rights, powers and preferences associated therewith hereunder, including the obligation to comply with the terms hereof.

"*Series Manager*" means, with respect to each Series, the manager or managers (within the meaning of the Delaware Act) of that Series, as appointed from time to time by the Manager. For the sake of clarity, the Manager may be a Series Manager for one or more Series. The Manager may, in its sole discretion, appoint, terminate, and replace any Series Manager at any time and for any reason without the vote of any Members or other Series Managers.

"*Series Members*" means, with respect to each Series, the Members of that Series.

"*Shared Asset*" means an asset used by the Company or the Manager on behalf of the Company for the benefit of more than one Series.

"*Subsidiary*" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directlyor indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partnerof such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directlyor indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

"*Transfer*" means, with respect to any Interest, a transaction by which the holder of an Interest assigns such Interest to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or merger orotherwise.

Section 1.2 *Construction.*

Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns,pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms "include," "includes," "including" or words of like import shall be deemed to be followed by the words "without limitation"; and (d) the terms "hereof," "herein" or

"hereunder" refer to this Agreement as a whole and not to any particular provision of this Agreement. The headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II: ORGANIZATION

Section 2.1 *Formation.*

The parties hereto hereby agree to form the Company as a limited liability company under the laws of the State of Delaware. Simultaneously with the execution of this Agreement, the Manager, as an authorized person (within the meaning of the Delaware Act) shall execute and cause to be filed the Certificate of Formation in accordance with the Delaware Act, which contains a notice of the limitation of liabilities of the Series in conformity with Section 18-215 ofthe Delaware Act. This Agreement shall be effective as of the date set forth in the introductory paragraph of this Agreement. Except as modified in this Agreement, the rights, duties (includingfiduciary duties), liabilities and obligations of the Manager, Series Manager(s) and Members, and the administration, dissolution and termination of the Company or any Series shall be governed by the Delaware Act.

Section 2.2 *Name.*

The name of the Company shall be "Wefunder SPV, LLC." Subject to applicable law, the Company's business may be conducted under any other name or names as determined by the Manager, including the name of a Manager. Each Series 'business shall be conducted under the name of the Company on behalf of such Series, the name of such Series or, subject to applicable law, any other name or names as determined by a Series Manager for that Series, including the name of a Series Manager. The words "limited liability company," "LLC" or similar words or letters shall be included in the Company's or any Series 'name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. Without the consent of any Member being required, the Manager may amend this Agreement and the Certificate of Formation to change the name of the Company and any Series at any time and from time to time.

Section 2.3 *Principal Office; Registered Office.*

(a) The principal office of the Company and each Series shall be at 996 Skyland Dr, Glenbrook, NV, or such other place as the Manager of the Company generally may from time to time designate. The Company and each Series may maintain offices at such other places as the Manager or a relevant Series Manager, as applicable,deems advisable.

(b) The address of the Company's registered office in the State of Delaware shall be 2711Centreville Road, Suite 400, Wilmington, Delaware 19808, and the Company's registered agent for service of process on the Company in the State of Delaware shall be Corporation Service Company. Without the consent of any Member being required, the Manager may amend this Agreement and the Certificate of Formation to change the

address of the Company's registered office or the Company's registered agent for service of process at any time and from time to time.

Section 2.4 *Purpose and Business.*

The purpose and nature of the business to be conducted by the Company and each Series shall be to engage in any lawful activity for which limited liability companies may be organizedunder the Delaware Act.

Section 2.5 *Powers.*

The Company and each Series shall be empowered to do any and all acts and things necessary or appropriate for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Company or any Series.

Section 2.6 *Term.*

The term of the Company shall commence on the date hereof and shall continue in existence until the dissolution of the Company in accordance with the provisions of Article XI. The existence of the Company as a separate legal entity shall continue until the cancellation of the Certificate of Formation as provided in the Delaware Act. Each Series shall have a perpetual

existence until the earlier of the dissolution of the Company or the termination of such Series inaccordance with the provisions of Article XI.

Section 2.7 *Title to Assets.*

Subject to applicable law, record title to any or all of the assets of any Series may be heldin the name of the Company, such Series, the Manager or one or more of its nominees, or one ormore Series Managers or one or more of their respective nominees, as may be determined by theManager or, with respect to any Series, the related Series Manager. Each Manager hereby declares and warrants that the assets of any Series for which record title is held in the name of the Manager or one or more nominees shall be held in trust by the Manager or such nominee for the use and benefit of the applicable Series in accordance with the provisions of this Agreement.

ARTICLE III: ESTABLISHMENT AND DESIGNATION OF SERIES

Section 3.1 *Establishment and Designation of Series.*

(a) The Interests in the Company shall be divided into the Series provided for in Exhibit A to this Agreement, and such other Series as the Manager shall determine by its execution of a Series Appendix with respect each such Series. Each Series shall constitute a separate series of limited liability company interests in accordance with Section 18-215 of the Delaware Act, having separate rights, powers, duties and obligations as set forth herein and in each applicable Series Appendix, with each such

Series comprised of Interests, as set forth in Article V. Unless otherwise provided in a Series Appendix, a Series may have an unlimited number of related Interests.

(b) The Manager may from time to time and at any time establish one or more new or additional Series, with any terms it determines are appropriate for that Series (as reflected in the applicable Series Appendix), and the Manager and the relevant Series Manager may take any actions either of them determine are necessary or advisable in connection with establishing, offering Interests in, operating, maintaining, winding up, or otherwise relating to, any such Series. The Manager, or a Series Manager for a Series, may admit Members to a Series on such terms as that Manager determines and as set forth in the relevant Series Appendix.

(c) Each Series shall be separate and distinct from each other Series, and separate anddistinct records shall be maintained for each Series. The records maintained for each Series shall account for the assets and Liabilities associated with such Series separately from the assets and Liabilities associated with any other Series or the Company generally. Records maintained for a Series that reasonably identify its assets, including by specific listing, category, type, quantity, computational or allocation formula or procedure (including a percentage or share of any asset orassets) or by any other method where the identity of such assets is objectively determinable, will be deemed to account for the assets associated with such Series separately from the assets associated with any other Series. Without limiting the generality of the foregoing, the Series Appendices may constitute records as described in the preceding sentence. Except as may be expressly agreed to by a Series or by the Company generally, no Liability of a Series shall be a Liability of any other Series or the Company generally. To the fullest extent permitted by applicable law, except as may be expressly agreed to by a Series or the Company generally, all of the Liabilities incurred, contracted for or otherwise now or hereafter existing with respect to aparticular Series shall be enforceable against the assets of such Series only or the relevant SeriesManager, and not against the assets of any other Series, of any other Series Manager, of the Company generally, of the Manager, or of any Series Manager not associated with such Series, and, except as may be expressly agreed to by a Series or the Company generally, none of the Liabilities incurred, contracted for or otherwise existing with respect to any other Series shall be enforceable against the assets of such Series. The Certificate of Formation shall contain a noticeof the limitation of liabilities of the Series and of the Company generally in conformity with Section 18-215 of the Delaware Act.

(d) Each Series shall have the power and capacity to, in its own name, contract, holdtitle to assets (including real, personal and intangible property), grant liens and security interestsand sue and be sued.

Section 3.2 *Allocation Among Series*.

(a) The Company may acquire assets only to the extent that they are acquired by the Company with respect to one or more particular Series and not with respect to the Company generally. To the extent commercially feasible, all Liabilities contractually created or incurred oramended by any Series shall be made expressly non-recourse to (i)

the Company generally and any other Series and (ii) the Members of the Company generally or any Series (in their respective capacities as such).

(b) The Manager shall establish procedures designed to ensure that, to the extent commercially feasible, all contracts of a Series entered into or amended after the date hereof, (i) expressly acknowledge the separateness of the Company generally and each Series, (ii) notify the contract counterparty of the identity of the obligor or obligors thereunder (and if more than one obligor, the obligation of each obligor, which obligation may be joint and several or may be several depending on the facts and circumstances) and (iii) are properly executed and delivered by a duly authorized Person on behalf of the Company generally and/or such Series, as applicable.

(c) The Manager shall, in its sole and good faith discretion, determine the portion ofthe Liabilities associated with or arising from the use, ownership or operation of the Shared Assets to be designated as Liabilities of each Series.

ARTICLE IV: TRANSFER OF LIMITED LIABILITY COMPANY INTERESTS

Section 4.1 *Transfers Generally*.

(a) Transfers of Interests may be made only in strict compliance with all applicable terms of this Agreement, and any purported Transfer of Interests that does not so comply with allapplicable provisions of this Agreement shall, to the fullest extent permitted by law, be null and void and of no force or effect. No Manager shall be required to recognize or be bound by any such purported Transfer or effect any such purported Transfer on the transfer books of the

Company generally or any Series. The Members agree that the restrictions contained in this Article IV are fair and reasonable and in the best interests of the Company, each Series and theMembers.

(b) Notwithstanding anything herein to the contrary, no Transfer by a Member of all or any part of its Interest to another Person shall be permitted unless (i) the transferee agrees in writing to assume the rights and duties of such Member under this Agreement and to be bound by the provisions of this Agreement and (ii) such transferee shall be admitted to the Company asa Member with respect to the Company generally or a Series, as applicable, pursuant to
Section 4.1(c) immediately prior to the transferor ceasing to be a Member with respect to thetransferred portion of the Interest, and the business of the Company and each Series shall continue without dissolution or termination, respectively.

(c) To effect the admission of any Member to the Company generally or any Series, the Manager (with respect to the Company generally) or the Series Manager (with respect to the related Series) shall take all steps necessary or appropriate under the Delaware Act to amend the records of the Company and the applicable Series to reflect such admission and, if necessary, notwithstanding Sections 12.1 or 12.2, to prepare and

adopt as soon as practicable an amendmentto this Agreement. The transferee shall be admitted to the Company with respect to the Companygenerally or the applicable Series, as the case may be, as a Member upon satisfaction of the requirements of Section 4.1(b) and this Section 4.1(c), without the consent of any other Member being required.

(d) No Member shall have any right to withdraw from the Company or any Series; *provided, however*, that when a transferee of a Member's Interest is admitted to the Company orany Series in accordance with Section 4.1(c) with respect to the Interest so transferred, the transferring Member shall cease to be a Member with respect to the Interest so transferred.

Section 4.2 *General Restrictions on Transfers of Interests.*

(a) Notwithstanding the other provisions of this Article IV, no Transfer of any Interests shall be made if such Transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such Transfer, (ii) unless permitted by the Manager, terminate the existence or qualification of the Company or any Series under the laws of the State of Delaware or (iii) unless permitted by the Manager, cause the Company or any Series to be treated as an association taxable as a corporation or otherwise to be taxed as anentity for U.S. federal income tax purposes (to the extent not already so treated or taxed).

(b) The Manager, and each Series Manager with respect to a Series for which it serves as Series Manager, may impose restrictions on or prohibit the Transfer of Interests for any reason or no reason, in its sole discretion. Without limiting the generality of the foregoing, each such Manager may impose restrictions on or prohibit the Transfer of Interests if it determines, inits sole discretion, that such restrictions are necessary to avoid a significant risk of adverse consequences to the Company or one or more Series, including without limitation to avoid a significant risk of the Company or any Series: (i) being required to register Interests under the Securities Act; (ii) being required to register a class of Interests under section 12 or section 15 of the Securities Exchange Act of 1934, as amended; (iii) becoming required to register as an investment company under the Investment Company Act of 1940, as amended; (iv) being deemed to be plan assets, within the meaning of the Employee Retirement Income Security Act of 1974, as amended; or (v) becoming taxable as a corporation or otherwise becoming taxable asan entity for U.S. federal income tax purposes. Notwithstanding anything to the contrary in this Agreement, the Manager may impose such restrictions by unilaterally amending this Agreementor an applicable Series Appendix.

(c) Unless otherwise provided in the applicable Series Appendix for a Series, any Series Member who proposes to Transfer any Interest in that Series must provide a written request to the relevant Series Manager identifying the portion of the Interest proposed to be transferred, the proposed purchaser or other recipient of the Interest, the consideration proposed to be paid for the Interest, and any other information requested by the Series Manager. The Series Manager shall use reasonable efforts to determine whether to permit or deny the proposedTransfer in no more than 10 Business

Days from the time the Series Manager determines, in its sole discretion, that it has received all information it requires to make that determination. All communications related to the proposed Transfer shall be made, to the extent practical, through the Wefunder.com website.

Section 4.3 *Specific Performance.*

Each Member acknowledges that it shall be inadequate or impossible, or both, to measure in money the damage to the Company, any Series or the Members, if any of them or any transferee or any legal representative of any party hereto fails to comply with any of the restrictions or obligations imposed by this Article IV, that every such restriction and obligation is material, and that in the event of any such failure, the Company, the Series and the Members shall not have an adequate remedy at law or in damages. Therefore, each Member consents to the issuance of an injunction or the enforcement of other equitable remedies against such Member at the suit of an aggrieved party without the posting of any bond or other security, to compel specific performance of all of the terms of this Article IV and to prevent any transfer of Interests in contravention of any terms of this Article IV, and waives any defenses thereto, including the defenses of: (i) failure of consideration; (ii) breach of any other provision of this Agreement and
(iii) availability of relief in damages.

ARTICLE V: CAPITAL CONTRIBUTIONS; COMPANY INTERESTS; FUTURE CAPITAL REQUIREMENTS

Section 5.1 *Series Interests and Capital Contributions.*

(a) On the date hereof, the Initial Member is making the Capital Contribution identified on Exhibit A to the related Series in immediately available U.S. dollars, in return for the Percentage Interest in that Series set forth opposite its name on Exhibit A. Upon its execution of this Agreement and the making of such Capital Contribution, the Initial Member shall be admitted as a Member of such Series.

(b) Upon the admission of a Member to a Series, the Transfer of an Interest, an additional Capital Contribution to a Series by an existing Member, or any other action or event that causes a change in the Members or Percentage Interests in a Series, the Manager or the Series Manager for that Series shall reflect the name and Percentage Interest of each such Member in the books and records of the Manager. The creation, amendment or termination of a Series Appendix shall not act as a termination of the Company or in any way affect the Company in general (except as may be specifically provided in this Agreement) or any Series other than a Series to which that Series Appendix relates.

Section 5.2 *Capital Accounts.*

(a) A separate Capital Account shall be established and maintained for each Member with respect to each Series in accordance with the requirements of Treasury Regulation
Section 1.704-1(b)(2)(iv). A Member that owns an Interest in more than one Series shall have a separate Capital Account with respect to each such Series. The Capital Accounts with respect to any Series shall be maintained for each Member in accordance with the requirements of Treasury Regulation Section 1.704-1(b)(2)(iv).

(b) Each Capital Account for each Member with respect to any Series shall be increased by (i) the amount of money contributed by that Member to the Company with respect to that Series, (ii) the Book Value of property contributed by that Member to the Company with respect to that Series (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code), and (iii) allocations to that Member of Profits and any other items of income and gain attributable to that Series, and shall be decreased by (iv) the amount of money of that Series distributed to that Member, (v) the Book Value of property of that Series distributed to that Member (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code), and (vi) allocations to that Member of Losses and any other items of loss and deduction attributable to that Series.

(c) The Members 'Capital Accounts shall also be maintained and adjusted as permitted by the provisions of Treasury Regulation § 1.704-1(b)(2)(iv)(f) and as required by the other provisions of Treasury Regulation §§ 1.704-1(b)(2)(iv) and 1.704-1(b)(4).

(d) Whenever the fair market value of property of a Series is required to be determined pursuant to this Section 5.2, the Manager shall establish the fair market value in its sole discretion.

(e) On a Transfer of all or part of a Member's Interest with respect to any Series, the transferor's Capital Account with respect to that Series shall carry over to the transferee Member in accordance with the provisions of Treasury Regulation § 1.704-1(b)(2)(iv)(1).

ARTICLE VI: ALLOCATIONS AND DISTRIBUTIONS

Section 6.1 Allocations for Capital Account Purposes.

(a) *Allocations.*

(i) For purposes of maintaining the Capital Accounts pursuant to Section 5.2 and in determining the rights of the Members among themselves with respect to each Series, after making all of the allocations under Sections 6.1(b) and 6.1(c), Profits and Losses and items thereof with respect to a Series shall be allocated among the Members of that Series in each taxable year (or portion thereof) Pro Rata.

(ii) Notwithstanding Sections 6.1(a)(i), in the event of the dissolution andliquidation of the Company or the termination of a Series, allocations of Profit and Loss, anditems thereof in connection with the liquidation shall be made in accordance with Section 11.3(a). Losses and other items of deduction and loss specially allocated to a Member with respect to a Series shall not exceed the maximum amount of Losses and items of deduction and loss that can be allocated without causing such Member to have a deficit in its Adjusted Capital Account for such Series at the end of any taxable year or other period. In the event that some but not all of theMembers would have a deficit in their Adjusted Capital Accounts for such Series as a consequence of an allocation pursuant to this Section 6.1, the limitation set forth in the preceding sentence shall be applied on a Member by Member basis, and Losses or items of deduction and loss not allocable to any Member as a result of such limitation shall be allocated to the other Members of such Series in accordance with and to the extent of the relative positive balances in such Members 'Adjusted Capital Accounts attributable to such Series. Any excess Losses or other items of deduction and loss remaining shall be allocated, Pro Rata, to the Members of any other Series whose Adjusted Capital Accounts for such other Series have positive balances to theextent of such positive balances.

(b) *Special Allocations*. Notwithstanding any other provisions of this Section 6.1, thefollowing special allocations shall be made on a Series by Series basis in the following order foreach taxable period:

(i) Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Minimum Gain attributable to a Series during any taxable year, each Member of suchSeries shall be allocated items of income and gain attributable to such Series for such year (and, if necessary, subsequent taxable years) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), (g)(2) and (j)(2)(i). For purposes of this Section 6.1(b), each Member's Adjusted Capital Account balance for such Series shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1 with respect to such taxable year. This Section 6.1(b)(i) is intended to comply with the minimum gain chargeback requirement inTreasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(b)(i) above), if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Series during any taxable year, any Member with a share of such Member Nonrecourse Debt Minimum Gain at the beginning of such taxable year shall be allocated items of income and gain attributable to such Series for such year (and, if necessary, subsequent taxable years) in the manner and amounts provided in Treasury Regulation Section 1.704-2(i)(4)and (j)(2)(ii). For purposes of this Section 6.1(b), each Member's Adjusted Capital Account balance shall be determined, and the allocation of income and gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1, other than Section 6.1(b)(i) above, with respect to such taxable year. This Section 6.1(b)(ii) is intended to comply with the partner nonrecourse debt minimum gain chargeback requirement in

Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Except as provided in Sections 6.1(b)(i) and 6.1(b)(ii) above, in the eventany Member unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) attributable to a Series, items of income and gain of such Series shall be allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by such Treasury Regulation, the deficit balance, ifany, in its Adjusted Capital Account attributable to such Series created by such adjustment, allocation or distribution as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Sections 6.1(b)(i), 6.1(b)(ii), 6.1(b)(iv) or 6.1(b)(v). This Section 6.1(b)(iii) is intended to constitute a qualified income offset described in TreasuryRegulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(iv) In the event any Member has a deficit balance in its Adjusted Capital Account attributable to a Series at the end of any taxable year, such Member shall be allocated items of gross income and gain of such Series in the amount of such excess as quickly as possible; *provided, however*, that an allocation pursuant to this Section 6.1(b)(iv) shall be made only if and to the extent that such Member would have a deficit balance in its Adjusted Capital Account for such Series after all other allocations provided in this Section 6.1(b) (other than Section 6.1(b)(iii)) have been tentatively made as if Section 6.1(b)(iii) and this Section 6.1(b)(iv) were not in this Agreement.

(v) Nonrecourse Deductions attributable to a Series for any taxable year shall be allocated to the Members of such Series in accordance with their Percentage Interests for suchSeries.

(vi) Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt for any taxable year shall be allocated 100% to the Member that bears the Economic Risk of Loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Member bears the Economic Risk of Loss with respect to a Member Nonrecourse Debt,Member Nonrecourse Deductions attributable thereto shall be allocated between or among such Members in accordance with the ratios in which they share such Economic Risk of Loss. This Section 6.1(b)(vi) is intended to comply with the provisions of Treasury Regulation Section 1.704-2(i) and shall be interpreted consistently therewith.

(vii) To the extent an adjustment to the adjusted tax basis of any asset pursuantto Code Sections 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704- 1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts as a result of a distribution in liquidation of a Member's Interest in a Series, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be allocated to the Members in a manner

consistent with the manner in which their CapitalAccounts are required to be adjusted pursuant to such provisions.

(c) *Curative Allocation*. The Regulatory Allocations are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations attributable to a Series shall be offset either with otherRegulatory Allocations attributable to such Series, or with special allocations of other items of income, gain, loss or deduction attributable to such Series pursuant to this Section 6.1(c). Therefore, notwithstanding any other provision of this Article VI (other than the Regulatory Allocations), but subject to the Code and the Treasury Regulations, the Manager of the applicable Series shall make such offsetting special allocations of income, gain, loss or deductionin whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's applicable Capital Account balance is, to the extent possible, equal to the balancesuch Member would have had if the Regulatory Allocations were not part of this Agreement. In exercising its discretion under this Section 6.1(c), the Manager of the applicable Series shall takeinto account future Regulatory Allocations that, although not yet made, are likely to offset other Regulatory Allocations previously made.

(d) *Income Tax Allocations*.

(i) Except as otherwise provided in this Section 6.1, each item of income,gain, loss and deduction of a Series shall be allocated among the Members of such Series for U.S. federal income tax purposes in the same manner as such items are allocated under Sections6.1(a), 6.1(b) and 6.1(c).

(ii) For U.S. federal income tax purposes, income, gain, loss and deduction with respect to property contributed to a Series by a Member or the Book Value of which is adjusted pursuant to clause (b) or (d) of the definition of Book Value shall be allocated among the Members of such Series in a manner that takes into account the variation between the adjusted tax basis of such property and its Book Value, as required by Section 704(c) of the Codeand Treasury Regulation Section 1.704-1(b)(4)(i), using the remedial allocation method permitted by Treasury Regulation Section 1.704-3(d).

(iii) All items of income, gain, loss, deduction and credit allocated to the Members in accordance with the provisions hereof and basis adjustments recognized by a Seriesfor U.S. federal income tax purposes shall be determined without regard to any election under Code Section 754 that may be made by the Series.

(iv) If any deductions for depreciation or cost recovery are recaptured as ordinary income upon the sale or other disposition of property of a Series, the ordinary income character of the gain from such sale or disposition shall be allocated among the Members of suchSeries in the same ratio as the deductions giving rise to such ordinary income character were allocated.

(e) If the Series Manager for a Series determines, in its sole discretion, that, for tax or regulatory reasons, any Member in that Series should not participate in the Profits or Losses, if any, attributable to any investment or type of investment, or to any other transaction, such Profits or Losses may be set forth in a separate memorandum account, in which event such Profits or Losses shall be allocated only to the Capital Accounts of the Members who the Series Manager determines may participate in such an investment, type of investment or transaction. Notwithstanding Section 6.2 of this Agreement: (i) no distributions of the net income and capital gains included in such Profits shall be made to any such non-participating Member, and (ii) all such income and gains shall be distributed to the participating Members in proportion to their Capital Account balances. Allocations of Profits or Losses, and any corresponding distributions, attributable to other Series investments, types of investment, or transactions shall be adjusted as necessary, as determined by the Series Manager in its sole discretion, to reflect the increased investment therein by each non-participating Member.

Section 6.2 *Distributions.*

(a) A Series Manager for a Series may at any time, in its sole discretion, cause the Series to distribute Pro Rata to the Members of that Series any or all cash, securities or other property legally available for distribution.

(b) Notwithstanding Section 6.2(a), in the event of the dissolution and liquidation of the Company or the termination of a Series, all distributions shall be made in accordance with Section 11.3(a).

ARTICLE VII: MANAGEMENT AND OPERATION OF BUSINESS; MEMBERS

Section 7.1 *Management.*

(a) The Manager shall conduct, direct and manage all activities of the Company generally, and the Series Manager (or Series Managers) of a Series shall conduct, direct and manage all activities of that Series. All management powers over the business and affairs of the Company generally shall be exclusively vested in the Manager, and no Member or other Manager shall have any management power over the business and affairs of (or authority to bind) the Company generally. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of each Series shall be exclusively vested in the Series Manager (or Series Managers) for that Series, and no Member shall have any management power over the business and affairs of (or authority to bind) such Series.

(b) In addition to the powers now or hereafter granted a Manager of a limited liability company under applicable law or that are granted to the Manager under any other provision of this Agreement, each Manager shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Company generally or the applicable Series, as the case may be, to

exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including (without limitation)the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness and the incurring of any other obligations;

(ii) the making of regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets ofthe Company and each Series;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the applicable Series or the merger orother combination of the Company with or into another Person;

(iv) the use of the assets of the applicable Series (including cash on hand) for any purpose;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments on behalf of the Company generally or the applicable Series;

(vi) the distribution of cash, securities or any other property of the applicable Series;

(vii) the maintenance of separate or joint insurance policies for the benefit of the Company, any Series, any Members or any Indemnitees;

(viii) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships;

(ix) the control of any matters affecting the rights and obligations of the Company or the applicable Series, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(x) the indemnification of any Person against liabilities and contingencies tothe extent permitted by law;

(xi) the purchase or any other acquisition, and the sale or any other disposition,of any security, loan or other financial instrument; the exercise of any voting, proxy, conversion, exercise or other rights or privileges with respect to any such security, loan or other financial instrument; the selection, hiring and termination of any Person

(including an Affiliate of any Manager) as an investment manager or investment adviser, custodian, accountant, administrator, auditor, broker, dealer, depository, or other service provider with respect to the Company generally or any Series or with respect to any such security, loan or other financial instrument, and the ability to take any other actions (or to take no action) with respect to any such security, loan or other financial instrument as the relevant Manager (or Managers) may decide in its (or their) sole discretion; and

(xii) any and all actions necessary, appropriate or convenient, in the sole discretion of the relevant Manager (or Managers), to establish, maintain, operate, offer Interests in, and otherwise conduct activities for or on behalf of the Company generally and any Series as a venture capital fund or any other private or public investment or similar vehicle.

Section 7.2 *Delegation.*

Notwithstanding any other provision of this Agreement to the contrary, and not by way oflimitation of any power granted to any Manager under this Agreement or the Delaware Act, the Manager on behalf of the Company generally, and any Series Manager (or Managers) for and on behalf of the relevant Series, may: (i) delegate any of its (or their) duties or powers to any Person, including any Affiliate; (ii) enter into any contract or other agreement the relevant Manager (or Managers) deem, in its (or their) sole discretion, to be necessary, appropriate or convenient to secure the services of any such Person; (iii) commit and use assets of the Companygenerally or the relevant Series (as applicable) to compensate and indemnify any such Person; and (iv) negotiate, renew, amend, terminate or take any other action with respect to any contract or other agreement described in clauses (ii) and (iii) of this Section 7.2.

Section 7.3 *Powers of Members.*

(a) No Member, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Company's or any Series' business, transact any business in the Company's or any Series' name or have the powerto sign documents for or otherwise bind the Company or any Series.

(b) Except as expressly required by applicable law or an applicable Series Appendix, no Member (in his, her or its capacity as Member) has any right or power to: (i) take any action on behalf of , or to direct or influence in any way the activities of, the Company generally, any Series, any Manager, or any Person to whom or which a Manager has delegated powers pursuantto Section 7.2 of this Agreement or otherwise; (ii) call, initiate or otherwise cause to be formed any meeting of Members or Members, except as expressly provided in Article XII of this Agreement; (iii) vote or otherwise take any action to remove, replace or appoint any Manager; or (iv)vote on any other matter related to the Company generally, any Series, or this Agreement, except as expressly provided in Article XII of this Agreement.

Section 7.4 *Compensation of Manager.*

Any Manager may be compensated in any manner for its services on behalf of a Series, as provided for in the Series Appendix for that Series. Any compensation paid or allocated to a Manager may take the form of cash, securities or other property, and may be paid, allocated or distributed to a Manager at any time as permitted or authorized in the relevant Series Appendix, regardless of whether Members receive any distribution or allocation at that time.

Section 7.5 *Indemnification.*

(a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, each Series shall indemnify and hold harmless all of such Series' Indemnitees from and against any and all losses, claims, damages, liabilities, joint or several,

expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts ("*Damages*") arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative ("*Claims*"), in which any such Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its management of the affairs of such Series or by reason of its status as an Indemnitee of such Series, that relates to or arises out of such Series, its property, its business or its affairs; *provided*, that the Indemnitee shall not be indemnified and held harmless if there has been a finaland non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.5, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee's conduct was unlawful. Any indemnification pursuant to this Section 7.5 shall be made only out of the assets of the indemnifying Series, it being agreed that, except as provided in Section 11.7, no Member shallbe personally liable for such indemnification nor shall any Member have any obligation to contribute or loan any monies or property to such Series to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.5(a) in defending any Claim shall, from time to time, be advanced by the indemnifying Series prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by such Series ofan undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.5.

(c) The indemnification provided by this Section 7.5 shall be in addition to any otherrights to which an Indemnitee may be entitled under any agreement, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d) The Company or any Series may purchase and maintain insurance, or reimburse the Manager, its Series Manager (or Series Managers), as applicable, or any of their Affiliates, for the cost of insurance, on behalf of those Managers, their Affiliates

and such other Persons as the Manager or such Series Manager (or Managers), as applicable, shall determine, against any liability that may that may be incurred by, such Person in connection with the Company or such Series' activities, as applicable, or such Person's activitieson behalf of the Company or such Series, as applicable and regardless of whether the Company or such Series would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) In no event may an Indemnitee subject any Manager or Member to personal liability by reason of the indemnification provisions set forth in this Agreement.

(f) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.5 solely because the Indemnitee had an interest in the transaction with respect to whichthe indemnification applies.

(g) The provisions of this Section 7.5 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for thebenefit of any other Persons.

(h) No amendment, modification or repeal of this Section 7.5 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by a Series, nor the obligations of such Series to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.5 as in effect immediately prior to such amendment, modification or repeal with respect to Claims arising fromor relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such Claims may arise or be asserted.

(i) The provisions of this Section 7.5 shall not be construed to limit the power of any Series to indemnify an Indemnitee of such Series to the fullest extent permitted by law or to enterinto specific agreements, commitments or arrangements for indemnification permitted by law. The absence of any express provision for indemnification herein shall not limit any right of indemnification existing independently of this Section 7.5.

Section 7.6 *Interseries Indemnification*.

Notwithstanding anything to the contrary set forth in this Agreement, in the event that any Series (the "*Indemnified Series*") becomes liable for any Liability of another Series (the "*Indemnifying Series*"), including any Claim for Damages by a Third Party that relates to or arises out of the actions, obligation, assets, property, business or affairs of the Indemnifying Series (collectively, "*Series Indemnified Damages*"), to the fullest extent permitted by law, the Indemnifying Series shall indemnify the Indemnified Series for the amount of the Series Indemnified Damages promptly following their incurrence or payment, as applicable. Any indemnification pursuant to this Section 7.6 shall be made only out of the assets of the Indemnifying Series, it being agreed that, except as provided in Section 11.7, no Member or

Manager shall be personally liable for such indemnification nor shall any Member or Manager have any obligation to contribute or loan any monies or property to the Indemnifying Series toenable it to effectuate such indemnification.

Section 7.7 *Liability of Indemnitees.*

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to any Series, any Member, any Manager or any other Person who is bound by this Agreement, for losses sustained or liabilities incurred as aresult of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee's conduct was criminal.

(b) Each Manager may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the Manager shall not be responsible for any misconduct or negligence on the part ofany such agent appointed by the Manager.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Company, any Series or the Members, a Manager and any other Indemnitee acting in connection with the Company's or a Series' business or affairs shall not be liable to the Company, such Series, any Manager or any Member for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement,to the extent that they restrict or eliminate the duties and liabilities of a Member, Manager or other Person to the Company or the parties hereto otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Member, Manageror other Person.

(d) Any amendment, modification or repeal of this Section 7.7 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability ofthe Indemnitees under this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to Claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such Claims may arise or be asserted.

Section 7.8 *Limitation of Liability.*

Except as expressly provided in this Agreement or the Delaware Act the debts, obligations and liabilities of the Company generally and each Series, as the case may be, whetherarising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company or such Series, as applicable, and no Member or Manager of the Company or such Series shall be obligated personally for any such debt, obligation or liability of the Company or such Series solely by reason of being a Member or acting as a Manager of the Company or the related Series.

Section 7.9 [intentionally omitted].

Section 7.10 *Outside Activities of the Members and Managers.*

Notwithstanding any duty otherwise existing at law or in equity, any Member or Manager of the Company generally or any Series shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company or any Series, includingbusiness interests and activities in direct competition with the Company or any Series.

Section 7.11 *Reliance by Third Parties.*

Notwithstanding anything to the contrary in this Agreement, (a) any Person dealing with the Company shall be entitled to assume that the Manager of the Company generally, and any officer of the Manager authorized by the Manager to act on behalf of and in the name of the Company, has full power and authority to encumber, sell or otherwise use in any manner any andall assets of the Company generally, and to enter into any authorized contracts on behalf of the Company as a whole and the Company generally, and such Person shall be entitled to deal with the Manager or any such officer as if it were the Company's sole party in interest, both legally and beneficially and (b) any Person dealing with any Series shall be entitled to assume that a Series Manager for that Series, and any officer of the Series Manager authorized by the Series

Manager to act on behalf of and in the name of such Series, has full power and authority to encumber, sell or otherwise use in any manner any and all assets of such Series and to enter into any authorized contracts on behalf of such Series and such Person shall be entitled to deal with the Series Manager or any such officer as if it were such Series ' sole party in interest, both legally and beneficially. Each Member hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of any such Manager or any such officer in connection with any such dealing. In no event shall any Person dealing with any such Manager or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Manager or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Company or any Series by the Manager or a Series Manager of such Series, respectively, or its respective representatives shall be conclusive evidence in favor of anyand every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect,

(b) the Person executing and delivering such certificate, document or instrument was dulyauthorized and empowered to do so for and on behalf of the Company or such Series and

(c) such certificate, document or instrument was duly executed and delivered in accordance withthe terms and provisions of this Agreement and is binding upon the Company or such Series, as applicable.

Section 7.12 *Conflicts of Interest.*

Whenever a conflict of interest exists or arises between a Manager or any of its Affiliatesor delegates, on the one hand, and the Company, any Series or any Member or any Affiliates thereof, on the other hand, the Manager shall resolve such conflict of interest, in its sole discretion. The resolution provided by the Manager: (a) shall be binding on, and deemed approved by, all the Members; and (b) shall not constitute a breach of this Agreement, a breach of any other agreement contemplated herein, or a breach of any duty, including any fiduciary duty, or obligation of the Manager, it Affiliates or delegates, whether that duty or obligation arises at statutory or common law, in equity, by contract or otherwise.

ARTICLE VIII: BOOKS, RECORDS AND ACCOUNTING

Section 8.1 *Records and Accounting.*

The Manager and each Series Manager shall keep or cause to be kept full and true booksof account, in which shall be entered fully and accurately each transaction of the Company generally or such Series, as applicable. The records maintained for each Series shall account forthe assets associated with each such Series separately from the other assets of the Company, if any, or of any other Series.

Section 8.2 *Fiscal Year.*

The fiscal year of the Company and of each Series shall be a fiscal year endingDecember 31, unless otherwise provided in the Series Appendix for a Series.

ARTICLE IX: TAX MATTERS

Section 9.1 *Tax Returns.*

The Company shall use reasonable efforts to timely file all returns of the Company or any Series that are required for U.S. federal, state and local income tax purposes on such basis as determined by the Manager. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for U.S. federal income tax purposes, except if and to the extent otherwise determined by the Manager.

Section 9.2 *Member Tax Return Information.*

The Company shall use reasonable efforts to provide or cause to be provided to the Members the tax information (which may be in the form of a good faith estimate) reasonably required by Members for U.S. federal and state income tax reporting purposes within 90 days ofthe close of the calendar year in which the Company's or Series '(as applicable) taxable year ends.

Section 9.3 *Tax Elections.*

The Manager shall determine whether the Company should make any elections permittedby the Code.

Section 9.4 *Tax Controversies.*

(a) Wefunder Admin, LLC shall serve as the "partnership representative" as described in Section 6223(a) of the Code (the "***Tax Representative***") of each Series.

(b) The Tax Representative has full power and authority in its capacity as such to represent and bind each Series in each U.S. federal tax audit, including without limitation the power and authority to make an election under Section 6226 of the Code and any Treasury Regulations promulgated thereunder, to seek on behalf of such Series any adjustment to an imputed underpayment available under Section 6225 of the Code or the Treasury Regulations promulgated thereunder (including in cases where such imputed underpayment has been or will be assessed against a subsidiary of such Series), or to request on behalf of such Series any adjustments under Section 6227 of the Code or the Treasury Regulations promulgated thereunder, and to take, and to cause such Series to take, all actions necessary or convenient to give effect to such elections or actions. Each Member agrees to take (or, as applicable, omit to take) all actions that the Tax Representative informs it are reasonably necessary or convenient to effect any action described in the preceding sentence, including without limitation (i) providing any information, certifications, or other documentation reasonably requested in connection with any tax audit or related proceeding (which information may be freely disclosed to the Internal Revenue Service and other relevant taxing authorities), (ii) paying all liabilities attributable to such Member as the result of an election under Section 6226 of the Code, (iii) making any tax filings that the Tax Representative determines to be necessary or appropriate to reduce an imputed underpayment under Section 6225 of the Code or (iv) paying all liabilities associated with such tax filings.

(c) The costs and expenses incurred by a Member in connection with the preceding Section 9.4(b) shall not be treated as expenses of the Series or their payment as Capital Contributions, and as a result, such costs and expenses shall not give rise to any additional or incremental right to proceeds from such Series. If any tax audit results in the imposition of a tax liability on the Series (including indirectly through such an imposition on one or more subsidiaries of such Series, as determined for applicable tax purposes) and such Series determines in its sole discretion that any portion of such liability is attributable to a Member, then such amount shall in such Series' sole discretion be (i) immediately payable to the Series in cash in whole or in part, or (ii) without duplication, withheld from any distributions otherwise payable to such Member pursuant to Section 6.2. Any payment required under clause (i) of the preceding sentence shall not, except to extent required for purposes of maintaining Capital Accounts, be treated as a Capital Contribution, and shall not itself give rise to any increased right to subsequent distributions from such Series.

(d) Each Member shall promptly notify the Tax Representative upon becoming aware of the commencement of any tax audit or similar proceeding with respect to such Member or its affiliates if such audit or proceeding relates (or reasonably could be expected to relate) to the Series or any income, gain, loss, or deduction derived from the Series. Notwithstanding any provision of this Agreement to the contrary, each Member agrees that, unless otherwise agreed to in writing by the Tax Representative, its obligations

to comply with this Section 9.4, including the obligation to make payments under this section, shall survive any transfer of its interests in the Series and the termination of the Series for local law and U.S. federal income tax purposes, and such Person shall reimburse and indemnify the Series against any liability that would be attributed to such Person under this Section 9.4 regardless of whether such Person is a Member at the time of determination.

Section 9.5 *Withholding.*

The Manager is authorized to take any action that it determines, in its sole discretion, may be required to cause the Company or any Series to comply with any withholding requirements established under the Code or any other federal, state or local law, including pursuant to Sections 1441, 1442, 1445, 1446 and 1471 through 1474 of the Code. To the extentthat the Company or any Series is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Member (including by reason of Section 1446 of the Code), the Manager and each Series may treat the amount withheld as a distribution of cash pursuant to Section 6.2, in the amount of such withholding from such Member.

Section 9.6 *Tax Company.*

It is the intention of the Members that each Series be classified as a separate partnership for U.S. federal tax purposes. No Series nor any Member shall make an election for the Company or any Series to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state or local law or tobe classified as other than a partnership pursuant to Treasury Regulation Section 301.7701-3 or any similar provision of state or local law.

ARTICLE X [INTENTIONALLY OMITTED]

ARTICLE XI: DISSOLUTION AND LIQUIDATION

Section 11.1 *Dissolution of the Company.*

(a) The Company shall not be dissolved by the admission of additional Members.The Company shall dissolve, and its affairs shall be wound up, upon:

(i) the entry of a decree of judicial dissolution of the Company pursuant tothe provisions of the Delaware Act;

(ii) the termination of the last remaining Series; or

(iii) at any time that there are no Members, unless the Company is continuedwithout dissolution in accordance with the Delaware Act.

(b) Upon the dissolution of the Company as provided herein, the Company shall bewound up by winding up each Series in the manner provided by Section 11.3.

Section 11.2 *Termination of a Series*.

(a) A Series shall be terminated upon any of the following events:

(i) the dissolution of the Company;

(ii) the entry of a decree of judicial termination of such Series underSection 18-215 of the Delaware Act; or

(iii) a determination by the Series Manager that it is appropriate to distribute orotherwise pay out or transfer substantially all of the assets of the Series, or that the remaining assets of the Series are substantially worthless.

(b) The termination and winding up of a Series (other than the last Series) shall not, inand of itself, cause a dissolution of the Company or the termination of any other Series. The termination of a Series shall not affect the limitation on liabilities of such Series or any other Series provided by this Agreement, the Certificate of Formation and the Delaware Act.

Section 11.3 *Winding Up, Liquidation and Distribution of Assets of the Company or a SeriesUpon Dissolution of the Company or Termination of Such Series.*

(a) Winding Up and Distribution Process.

(i) Upon dissolution of the Company or termination of a Series, the Manager or a Series Manager of such Series, as applicable, shall commence to wind up the affairs of the Company (and all Series) or such Series, as applicable; *provided, however*, that a reasonable timeshall be allowed for the orderly liquidation of the assets of any applicable Series and the discharge of liabilities of the Company (and all Series) or such Series, as applicable, to its creditors so as to enable the Members to minimize the normal losses attendant upon a liquidation.

(ii) Upon dissolution of the Company or termination of a Series, after taking into account Regulatory Allocations, all allocations of Profit, Losses and items thereof with respect to a Series shall initially be made in a manner so that, to the greatest extent possible, the Capital Accounts of each Member in such Series shall equal the amount that would be distributed to such Member if liquidating distributions were made in accordance with the Members 'Percentage Interests in such Series. The amount allocated to a Member shall be distributed as follows (except to the extent otherwise provided for in, or required to give effect to the terms of, the applicable Series Appendix):

(A) to creditors of each applicable Series, including Members who are creditors, to the extent otherwise permitted by law, in satisfaction (whether by payment or the making of reasonable provision for payment thereof) of all Liabilities of

such Series, including, without limitation, the expenses incurred in connection with the liquidation of the Company (andall Series) or such Series; and

(B) to each Member in accordance with Section 6.2.

(iii) If any Member has a deficit balance in its Capital Account for such Series(after giving effect to all contributions, distributions and allocations for all fiscal years, including the fiscal year during which such liquidation occurs), such Member shall have no obligation to make any contribution to the capital of the Company or of such Series with respect to such deficit, and such deficit shall not be considered a debt owed to the Company, such Series or to any other Person for any purpose whatsoever.

(iv) In making distributions pursuant to this Section 11.3, a Series Manager may make distributions in the form of cash, securities, other property, or any combination of theforegoing, in its sole discretion.

(b) Notwithstanding any other provisions of this Section 11.3, in the event the Company is "liquidated" within the meaning of Treasury Regulation § 1.704-1(b)(2)(ii)(g), but such liquidation does not constitute a dissolution of the Company, the assets of the Company (and each Series) shall not be liquidated, the liabilities of the Company (and each Series) shall not be paid or discharged and the affairs of the Company (and each Series) shall not be wound up. Instead, solely for U.S. federal income tax purposes, the Company (and each Series) shall bedeemed to have distributed all of the assets of the Company (and each Series) in kind to a new Company in exchange for an interest in such new Company and, immediately thereafter, the Company shall be deemed to liquidate by distributing interests in the new Company to the Members.

Section 11.4 *Cancellation of Certificate of Formation*.

Upon the completion of the winding up of the Company and each Series and the distribution of Series cash and property as provided in Section 11.3 in connection with the liquidation of the Company and each Series, the Certificate of Formation and all qualifications ofthe Company as a foreign limited liability company in jurisdictions other than the State of Delaware shall be canceled, and such other actions as may be necessary to terminate the Company and each Series shall be taken.

Section 11.5 *Return of Capital Contributions*.

Except as otherwise provided by applicable law, upon termination of a Series, each Member of such Series shall look solely to the assets of such Series for the return of any or all ofits Capital Contributions made to such Series, and if the assets of such Series remaining after satisfaction (whether by payment or reasonable provision for payment) of the Liabilities of such Series are insufficient to return such Capital Contributions, such Member shall have no recourse against any other Series, the Company, any Manager, or any Member.

Section 11.6 *Waiver of Partition.*

To the maximum extent permitted by law, each Member hereby waives any right topartition of the Company or any Series property.

Section 11.7 *Capital Account Restoration.*

No Member shall have any obligation to restore any negative balance in its Capital Account with respect to any Series upon liquidation of the Company or such Series. For the avoidance of any doubt, no Manager shall have any obligation to restore any negative balance inthe Capital Account of any Member.

ARTICLE XII: AMENDMENT OF COMPANY AGREEMENT;MEETINGS; RECORD DATE; MERGER

Section 12.1 *Amendment.*

Except as otherwise provided by this Agreement, this Agreement and any Series Appendix may be amended unilaterally by the Manager in writing without the approval of any other Member; *provided* that the provisions of Section 7.5 shall not be amended in any way that would adversely affect an Indemnitee without the consent of such Indemnitee.

Section 12.2 *Amendment Requirements.*

Notwithstanding the provisions of Section 12.1, no provision of this Agreement or any Series Appendix may be amended in a manner that, in the sole determination of the Manager, substantially adversely affects the rights of any existing Member, without the consent of that Member. For the purposes of clarity, the Manager may at any time unilaterally amend any provision of this Agreement or any Series Appendix, as provided in Section 12.1 of this Agreement, with respect to any Person who becomes a Member after the amendment, and withrespect to any Member who, in the sole determination of the Manager, is not a Member whose rights are substantially adversely affected by that amendment.

Section 12.3 *Voting Rights.*

Unless otherwise required by the Delaware Act or this Agreement, all actions, approvals and consents to be taken or given by the Members of a Series under the Delaware Act, this Agreement or otherwise, either directly or through a proxy, shall require the affirmative vote or written consent of a Majority in Interest of the Interests of such Series.

Section 12.4 *Meetings.*

Meetings of the Members of a Series, for any purpose or purposes, may be called solelyby a Series Manager, in its sole discretion, or as otherwise required by applicable

law. No Manager is required to call regular, periodic or other meetings of the Members of a Series, except as required by applicable law.

Section 12.5 *Place of Meetings.*

The Series Manager for a Series shall designate the place and time for any meeting of theMembers of that Series. The Members of a Series may participate in a meeting of the Members of such Series by means of conference telephone or similar communications equipment; *provided* that all individuals participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting. If all the participants of a meeting are participating by conference telephone or similar communications equipment, the meeting shall be deemed to be held at the principal place of business of the Company.

Section 12.6 *Notice of Meetings.*

The Series Manager shall provide, by email or other electronic communication, written notice to each Member in a Series stating the place, day and hour of a meeting and the purpose orpurposes for which a meeting of the Members of a Series is called. The written notice shall be delivered not less than five nor more than 30 days before the date of the meeting.Notwithstanding the foregoing, if the Members of a Series representing a Majority in Interest of the Interests of such Series shall meet or otherwise convene (in person, by conference call or in any other manner permitted by Section 12.5 of this Agreement) at any time and place, either within or outside the State of Delaware, and c onsent (whether orally or in writing) to the holdingof a meeting at such time, such meeting shall be valid without call or notice, and at such meetinglawful action may be taken.

Section 12.7 *Quorum.*

Members of any Series holding a Majority in Interest of such Series entitled to vote, represented in person or by proxy, shall constitute a quorum at any meeting of Members of such Series. In the absence of a quorum at any such meeting, Members of such Series holding a majority of Interests of such Series that are present at the meeting or represented by proxy may adjourn the meeting from time to time for a period not to exceed 60 days without further notice. However, if the adjournment is for more than 60 days, a notice of the adjourned meeting shall begiven to each Member of such Series of record entitled to vote at such meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed. The Members of such Series present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of Members of such Series whose absence would cause less than a quorum to be present. If a quorum is present, the affirmative vote of Members of such Series holding a Majority in Interest of the Interests of suchSeries shall be the act of the Members of such Series, unless a vote of greater or lesser proportionis otherwise expressly required or permitted by this Agreement.

Section 12.8 *Proxies.*

With respect to any matter upon which a Member of a Series is asked to vote or take affirmative action, including at a meeting of Members of a Series, a Member of such Series may vote by proxy executed in writing by such Member or by a duly authorized attorney-in-fact.

Section 12.9 *Action Without a Meeting.*

Any action required or permitted to be taken at a meeting of Members of any Series may be taken without a meeting and without prior notice if the Series Manager receives written consents by the Members of such Series representing the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all Members of such Serieswere present and voted.

Section 12.10 *Waiver of Notice.*

When any notice is required to be given to any Member, a waiver thereof in writing signed by the Member entitled to such notice, whether before, at or after the time stated therein, or the presence and participation of such Member in a meeting, or the participation by such Member in a meeting by conference telephone or similar communications equipment, shall be equivalent to the giving of such notice.

Section 12.11 *Merger, Consolidation and Conversion.*

(a) The Company may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)) or convert into any such entity, whether such entity is formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written plan of merger or consolidation or a written plan of conversion, asthe case may be, approved by the Manager.

(b) Pursuant to Section 18-209(f) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Section 12.11 may (i) effect any amendment to this Agreement or (ii) effect the adoption of a new Company agreement for the Company. Anysuch amendment or adoption made pursuant to this Section 12.11 shall be effective at the effective time or date of the merger or consolidation.

ARTICLE XIII: GENERAL PROVISIONS

Section 13.1 *Addresses and Notices; Written Communications.*

(a) Any notice, demand, request or report required or permitted to be given or made to a Member under this Agreement shall be in writing and shall be deemed given or made when delivered to the Member through the Wefunder.com website or at the email address most recently provided by that Member through the Wefunder.com

website. Any payment made to a Member hereunder shall be deemed conclusively to have been made, and the obligation to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such payment to such Member at its address as shown on the records of the Company, regardless of any claim of any Person who may have an interest in such Interests by reason of any assignment or otherwise. Any notice tothe Company generally or any Series shall be deemed given if received by the Manager or the applicable Series Manager [illegible] ipal office of the Company [illegible] the applicable Series designated pursuant to Section 2.3. The Manager may [illegible] ely and shall be [illegible] The terms "in writing," "writ [illegible]

This Agreement may be executed in counterparts, all of which together shall constitute anagreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. This Agreement and the Series Appendices may be signed on behalf of each Members pursuant to powers of attorney granted to one or moreManagers or their Affiliates.

Section 13.8 *Applicable Law.*

This Agreement shall be construed in accordance with and governed by the laws of theState of Delaware, without regard to the principles of conflicts of law.

Section 13.9 *Invalidity of Provisions.*

If any provision of this Agreement is or becomes invalid, illegal or unenforceable in anyrespect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 13.10 *Consent of Members.*

Each Member hereby expressly consents and agrees that, whenever in this Agreement itis specified that an action may be taken upon the affirmative vote or consent of less than all of the Members of the Company or any Series, such action may be so taken upon the concurrenceof less than all of the Members and each Member shall be bound by the results of such action.

Section 13.11 *Third Party Beneficiaries.*

Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto and Indemnitees any right, benefit or remedy of any naturewhatsoever under or by reason of this Agreement.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, such execution manifesting each party's assent thereto and vote in favor thereof, as of the date firstwritten above.

Wefunder Admin, LLC, Manager

Date: 3/15/2021

By: Nicholas Tommarello
Nicholas Tommarello, Chief Executive Officer

Wefunder, Inc., Initial Member

Date: 3/15/2021

By: Nicholas Tommarello
Nicholas Tommarello, Chief Executive Officer

EXHIBIT A
SERIES APPENDIX FOR THE WEFUNDER I SERIES,
A SERIES OF WEFUNDER SPV, LLC, A DELAWARE LIMITED LIABILITY COMPANY

This appendix ("**Appendix**") describes the terms of the Wefunder I Series (the "**Series**") of Wefunder SPV, LLC (the "**LLC**"), a Series of the LLC established in accordance with Article III of the Limited Liability Company Agreement of the LLC, as that agreement may be amended from time to time (the "**LLC Agreement**"). Each capitalized term used in this Appendix has the meaning assigned to that term in the LLC Agreement, unless that term is otherwise defined in this Appendix, or unless the context otherwise requires.

The following terms apply to this Series:

Name of Issuer: Wefunder, Inc.

Series Manager: Wefunder Admin, LLC

Initial Member: Wefunder, Inc.

Contribution of Intial Member: $1.00

Fiscal Year End: December 31

Lead Investor: Immad Akhund

Series term: Perpetual, until terminated in accordance with the LLC Agreement

Minimum investment amount: $100

Minimum amount needed to close: $1,000,000

Maximum investment amount: $5,000,000

EXHIBIT B

SERIES APPENDIX FOR THE {{COMPANY NAME}} {{SERIES NO.}} SERIES,

A SERIES OF WEFUNDER SPV, LLC, A DELAWARE LIMITED LIABILITY COMPANY

This appendix ("**Appendix**") describes the terms of the {{Company Name}} {{Series No.}} Series (the "**Series**") of Wefunder SPV, LLC (the "**LLC**"), a Series of the LLC established in accordance with Article III of the Limited Liability Company Agreement of the LLC, as that agreement may be amended from time to time (the "**LLC Agreement**"). Each capitalized term used in this Appendix has the meaning assigned to that term in the LLC Agreement, unless that term is otherwise defined in this Appendix, or unless the context otherwise requires.

The following terms apply to this Series:

Name of Issuer: {{Company Name}}

Series Manager: Wefunder Admin, LLC

Fiscal Year End: {{From Form C}}

Initial Lead Investor: {{Name of Initial Lead Investor}}

Series term: Perpetual, until terminated in accordance with the LLC Agreement

Link to Form C: {{EDGAR Link}}

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "VICTORYBASE CORPORATION", FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF DECEMBER, A.D. 2020, AT 4:45 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

3047436 8100
SR# 20208719974

Authentication: 204439865
Date: 12-29-20

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:45 PM 12/21/2020
FILED 04:45 PM 12/21/2020
SR 20208719974 - File Number 3047436

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

VICTORYBASE CORPORATION

(Pursuant to Section 242 and 245 of the
General Corporation Law of the State of Delaware)

VictoryBase Corporation, a Delaware corporation (the "Corporation"),

DOES HEREBY CERTIFY:

1. The Company was originally incorporated pursuant to the Delaware General Corporation Law (the "DGCL") on August 13, 2020; and

2. The Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of the Corporation, declaring said amendment and restatement to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation for the Corporation be amended and restated in its entirety to read as follows:

ARTICLE 1

The name of the corporation is VictoryBase Corporation (the "Corporation").

ARTICLE 2

The address of the Corporation's registered office in the State of Delaware is 1675 S. State St., Ste. B, Dover, DE 19901. The name of its registered agent at such address is Capitol Services, Inc.

ARTICLE 3

The nature of the business of the Corporation and the objects or purposes to be transacted, promoted or carried on by it are to engage in any lawful act or for which corporations may be organized under the DGCL.

ARTICLE 4

A. The total number of shares of all classes of stock that the Corporation is authorized to issue is Eleven Million (11,000,000), consisting of:

1. Ten Million (10,000,000) shares of Class A common stock, with a par value of $0.001 per share (the "Class A Common Stock"); and

2. One Million (1,000,000) shares of Class B common stock, with a par value of $0.001 per share (the "Class B Common Stock," and together with the Class A Common Stock, the "Common Stock").

B. The number of authorized shares of any of the Class A Common Stock or Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of stock of the Corporation entitled to vote thereon, without a separate vote of any holders of the Class A Common Stock, Class B Common Stock, or of any series thereof.

C. Except as otherwise required by law,

1. Each share of Class A Common Stock shall entitle the record holder thereof to one vote on all matters on which stockholders generally are entitled to vote.

2. Each share of Class B Common Stock shall entitle the record holder thereof to one million (1,000,000) votes on all matters on which stockholders generally are entitled to vote.

3. Except as otherwise required in this Amended and Restated Certificate of Incorporation (this "Certificate") or by applicable law, the holders of Common Stock shall vote together as a single class on all matters.

4. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate.

D. Shares of Class B Common Stock may be issued only to, and registered in the name of one or more holders of (i) at least one Class A Unit (as defined below) of VictoryBase Holdings LLC, a Texas limited liability company, or any successor entities thereto ("Holdings"), or (ii) at least one share of Class A Common Stock (each a "Permitted Class B Owner"). As used in this Certificate, "Class A Unit" shall have the meaning given to such term in the Limited Liability Company Agreement of Holdings, dated as of December 9, 2020, as such agreement may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time (the "LLC Agreement").

E. Subject to applicable law, dividends may be declared and paid on the Class A Common Stock out of the assets of the Corporation that are by law available therefor, at such times and in such amounts as the Board of Directors of the Corporation (the "Board of Directors") in its discretion shall determine. Dividends shall not be declared or paid on the Class B Common Stock.

F. Subject to applicable law and the rights, if any, of the holders of any class or series of capital stock of the Corporation, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and of the preferential and other amounts, if any, to which the holders of Preferred Stock shall be entitled, the holders of all outstanding shares of Class A Common Stock shall be entitled to receive the remaining assets of the Corporation available for distribution ratably in proportion to the number of shares held by each such stockholder. The holders of shares of Class B Common Stock, as such, shall not be entitled to receive any assets of the Corporation in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation. A consolidation, reorganization or merger of the Corporation with any other person or persons, or a sale of all or substantially all of the assets of the Corporation, shall not be considered to be a dissolution, liquidation or winding up of the Corporation within the meaning of this Article 4.F.

G. Transfer of Class B Common Stock:

1. A holder of Class B Common Stock may surrender shares of Class B Common Stock to the Corporation for no consideration at any time. Following the surrender of any shares of Class B Common Stock to the Corporation, the Corporation will take all actions necessary to retire such shares and such shares shall not be re-issued by the Corporation.

2. A holder of Class B Common Stock may transfer shares of Class B Common Stock to any transferee (other than the Corporation) only if, and only to the extent, (i) permitted by the LLC Agreement, and (ii) such transferee is a Permitted Class B Owner. The transfer restrictions described in this Article 4.G.2 are referred to as the "Restrictions".

3. Any purported transfer of shares of Class B Common Stock in violation of the Restrictions shall be null and void. If, notwithstanding the Restrictions, a person shall, voluntarily or involuntarily, purportedly become or attempt to become, the purported owner ("Purported Owner") of shares of Class B Common Stock in violation of the Restrictions, then the Purported Owner shall not obtain any rights in and to such shares of Class B Common Stock (the "Restricted Shares"), and the purported transfer of the Restricted Shares to the Purported Owner shall not be recognized by the Corporation's transfer agent (the "Transfer Agent").

4. Upon a determination by the Board of Directors that a person has attempted or may attempt to transfer or to acquire Restricted Shares in violation of the Restrictions, the Board of Directors may take such action as it deems advisable to refuse to give effect to such transfer or acquisition on the books and records of the Corporation, including without limitation to cause the Transfer Agent to record the Purported Owner's transferor as the record owner of the Restricted Shares, and to institute proceedings to enjoin or rescind any such transfer or acquisition.

5. The Board of Directors may, to the extent permitted by law, from time to time establish, modify, amend or rescind, by bylaw or otherwise, regulations and procedures that are consistent with the provisions of this Article 4.G for determining whether any transfer or acquisition of shares of Class B Common Stock would violate the Restrictions and for the orderly application, administration and implementation of the provisions of this Article 4.G. Any such procedures and regulations shall be kept on file with the Secretary of the Corporation and with its Transfer Agent and shall be made available for inspection by any prospective transferee and, upon written request, shall be mailed to holders of shares of Class B Common Stock.

6. The Board of Directors shall have all powers necessary to implement the Restrictions, including without limitation the power to prohibit the transfer of any shares of Class B Common Stock in violation thereof.

H. Notwithstanding the Restrictions, (i) in the event that any outstanding share of Class B Common Stock shall cease to be held by a Permitted Class B Owner, such share of Class B Common Stock shall automatically and without further action on the part of the Corporation or any holder of Class B Common Stock be cancelled for no consideration, and the Corporation will take all actions necessary to retire such share and such share shall not be re-issued by the Corporation, and (ii) in the event that no Permitted Class B Owner owns Class A Units or Class A Common Stock, then all shares of Class B Common Stock will be cancelled for no consideration, and the Corporation will take all actions necessary to retire such shares and such shares shall not be re-issued by the Corporation.

I. All certificates or book entries representing shares of Class B Common Stock, as the case may be, shall bear a legend substantially in the following form (or in such other form as the Board of Directors may determine).

THE SECURITIES REPRESENTED BY THIS [CERTIFICATE][BOOK ENTRY] ARE SUBJECT TO THE RESTRICTIONS (INCLUDING RESTRICTIONS ON TRANSFER) SET FORTH IN THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION (A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION AND SHALL BE PROVIDED FREE OF CHARGE TO ANY STOCKHOLDER MAKING A REQUEST THEREFOR).

J. The Class B Common Stock may be issued and transferred in fractions of a share which shall entitle the holder to exercise voting rights and to have the benefit of all other rights of holders of Class B Common Stock. Subject to the Restrictions, holders of shares of Class B Common Stock shall be entitled to transfer fractions thereof and the Corporation shall, and shall cause the Transfer Agent to, facilitate any such transfers, including by issuing certificates or making book entries representing any such fractional shares. For all purposes of this Certificate (including, without limitation, Article 4.C, Article 4.F, Article 4.G, Article 4.H and this Article 4.J hereof), all references to the Class B Common Stock or any share thereof (whether in the singular or plural) shall be deemed to include references to any fraction of a share of Class B Common Stock.

K. All shares of Common Stock issued and outstanding prior to this Certificate are automatically converted into shares of Class A Common Stock on a 1:1 basis upon the filing of this Certificate.

ARTICLE 5

The Corporation shall at all times reserve and keep available out of its authorized but unissued shares or other securities the number of shares or securities required pursuant to the LLC Agreement; *provided* that nothing contained herein shall be construed to preclude the Corporation from satisfying its obligations in respect of any such exchange by delivery of shares of Class A Common Stock which are held in the treasury of the Corporation. The Corporation covenants that all shares of Class A Common Stock issued upon any such exchange will, upon issuance, be validly issued, fully paid and non-assessable.

ARTICLE 6

The Board of Directors is expressly authorized to adopt, amend and repeal the bylaws of the Corporation (the "Bylaws").

ARTICLE 7

A. Elections of the directors comprising the Board of Directors (each such director, in such capacity, a "Director") need not be by written ballot unless the Bylaws shall so provide.

B. The number of directors which shall constitute the Board of Directors shall be fixed exclusively by resolutions adopted by a majority of the Whole Board. For purposes of this Certificate, the term "Whole Board" shall mean the total number of authorized directors for the Board of Directors whether or not there exist any vacancies in previously authorized directorships.

C. Except as otherwise required by law, unless the Board of Directors otherwise determines, newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the Board of Directors resulting from the death, resignation, retirement, disqualification, removal from office or other cause shall be filled only by a majority vote of the Directors then in office and entitled to vote thereon, though less than a quorum, or by a sole remaining Director entitled to vote thereon, and not by the stockholders. Any Director so chosen shall hold office until the next election of the class for which such Director shall have been chosen and until his successor shall be elected and qualified.

D. Any Director, or the entire Board of Directors, may be removed from office, but only for cause, at a meeting called for that purpose.

E. Advance notice of stockholder nominations for election of Directors and other business to be brought by stockholders before a meeting of stockholders shall be given in the manner provided by the Bylaws.

ARTICLE 8

Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with the DGCL, as amended from time to time, and may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding shares of the relevant class(es) or series of stock of the Corporation representing not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock of the Corporation then issued and outstanding (other than treasury stock) entitled to vote thereon were present and voted and delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded; *provided, however*, that, no action by stockholders may be taken by written consent in lieu of a meeting of stockholders unless such written consent and the taking of the action specified therein have been previously approved by the affirmative vote of Directors constituting a majority of the Whole Board. Special meetings of the stockholders may be called only by a resolution adopted by the affirmative vote of Directors constituting a majority of the Whole Board.

ARTICLE 9

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation; *provided* that any amendment to Article 8 shall be effective only upon the affirmative vote of the holders of Common Stock then outstanding representing 66 2/3% or more of the votes eligible to be cast in an election of Directors.

If any provision or provisions of this Certificate shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate (including, without limitation, each portion of any sentence of this Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE 10

To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of

the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

Neither any amendment nor repeal of this Article 10, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article 10, shall eliminate or reduce the effect of this Article 10 in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article 10, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision

ARTICLE 11

To the fullest extent permitted by the laws of the State of Delaware, (a) the Corporation hereby renounces all interest and expectancy that it otherwise would be entitled to have in, and all rights to be offered an opportunity to participate in, any business opportunity that from time to time may be presented to (i) the Board of Directors or any Director, (ii) any stockholder, officer or agent of the Corporation, or (iii) any affiliate of any person or entity identified in the preceding clause (i) or (ii), but in each case excluding any such person in its capacity as an employee of the Corporation or its subsidiaries; (b) no holder of Class A Common Stock or Class B Common Stock and no Director that is not an employee of the Corporation or its subsidiaries will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which the Corporation or its subsidiaries from time to time is engaged or proposes to engage or (ii) otherwise competing, directly or indirectly, with the Corporation or any of its subsidiaries; and (c) if any holder of Class A Common Stock or Class B Common Stock or any Director that is not an employee of the Corporation or its subsidiaries acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity both for such holder of Class A Common Stock or Class B Common Stock or such Director or any of their respective affiliates, on the one hand, and for the Corporation or its subsidiaries, on the other hand, such holder of Class A Common Stock or Class B Common Stock or Director shall have no duty to communicate or offer such transaction or business opportunity to the Corporation or its subsidiaries and such holder of Class A Common Stock or Class B Common Stock or Director may take any and all such transactions or opportunities for itself or offer such transactions or opportunities to any other person or entity. The preceding sentence of this Article 11 shall not apply to any potential transaction or business opportunity that is expressly offered to a Director, who is not an employee of the Corporation or its subsidiaries, solely in his or her capacity as a Director.

To the fullest extent permitted by the laws of the State of Delaware, no potential transaction or business opportunity may be deemed to be a potential corporate opportunity of the Corporation or its subsidiaries unless (a) the Corporation and its subsidiaries would be permitted to undertake such transaction or opportunity in accordance with this Certificate, (b) the Corporation and its subsidiaries at such time have sufficient financial resources to undertake such transaction or opportunity and (c) such transaction or opportunity would be in the same or similar line of business in which the Corporation and its subsidiaries are then engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business.

No holder of Class A Common Stock or Class B Common Stock and no Director will be liable to the Corporation or its subsidiaries or stockholders for breach of any duty (contractual or

otherwise) by reason of any activities or omissions of the types referred to in this Article 11, except to the extent such actions or omissions are in breach of this Agreement.

ARTICLE 12

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the "Court of Chancery") shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, any Director or the Corporation's officers or employees arising pursuant to any provision of the DGCL or the Corporation's Certificate or Bylaws, or (iv) any action asserting a claim against the Corporation, any Director or the Corporation's officers or employees governed by the internal affairs doctrine, except, as to each of clauses (i) through (iv) above, for any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the DGCL.

4. That this Certificate, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the DGCL.

[*Signature page follows.*]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation as of December 21, 2020.

VICTORYBASE CORPORATION

By: ______________________
Thomas Paquin,
President

MULTIFAMILY NOTE

US $9,361,000.00 June 2, 2023

FOR VALUE RECEIVED, the undersigned ("**Borrower**") promises to pay to the order of **WALKER & DUNLOP, LLC**, a Delaware limited liability company ("**Lender**"), the principal amount of **NINE MILLION THREE HUNDRED SIXTY-ONE THOUSAND AND 00/100 DOLLARS (US $9,361,000.00)** (the "**Mortgage Loan**"), together with interest thereon accruing at the Interest Rate on the unpaid principal balance from the date the Mortgage Loan proceeds are disbursed until fully paid in accordance with the terms hereof and of that certain Multifamily Loan and Security Agreement dated as of the date hereof, by and between Borrower and Lender (as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time, the "**Loan Agreement**").

1. Defined Terms.

Capitalized terms used and not specifically defined in this Multifamily Note (this "**Note**") have the meanings given to such terms in the Loan Agreement.

2. Repayment.

Borrower agrees to pay the principal amount of the Mortgage Loan and interest on the principal amount of the Mortgage Loan from time to time outstanding at the Interest Rate or such other rate or rates and at the times specified in the Loan Agreement, together with all other amounts due to Lender under the Loan Documents. The outstanding balance of the Mortgage Loan and all accrued and unpaid interest thereon shall be due and payable on the Maturity Date, together with all other amounts due to Lender under the Loan Documents.

3. Security.

The Mortgage Loan evidenced by this Note, together with all other Indebtedness is secured by, among other things, the Security Instrument, the Loan Agreement and the other Loan Documents. All of the terms, covenants and conditions contained in the Loan Agreement, the Security Instrument and the other Loan Documents are hereby made part of this Note to the same extent and with the same force as if they were fully set forth herein. In the event of a conflict or inconsistency between the terms of this Note and the Loan Agreement, the terms and provisions of the Loan Agreement shall govern.

4. Acceleration.

In accordance with the Loan Agreement, if an Event of Default has occurred and is continuing, the entire unpaid principal balance of the Mortgage Loan, any accrued and unpaid interest, including interest accruing at the Default Rate, the Prepayment Premium (if applicable), and all other amounts payable under this Note, the Loan Agreement and any other Loan Document shall at once become due and payable, at the option of Lender, without any prior notice to

Borrower, unless applicable law requires otherwise (and in such case, after satisfactory notice has been given).

5. Personal Liability.

The provisions of Article 3 (Personal Liability) of the Loan Agreement are hereby incorporated by reference into this Note to the same extent and with the same force as if fully set forth herein.

6. Governing Law.

This Note shall be governed in accordance with the terms and provisions of Section 15.01 (Governing Law; Consent to Jurisdiction and Venue) of the Loan Agreement.

7. Waivers.

Presentment, demand for payment, notice of nonpayment and dishonor, protest and notice of protest, notice of acceleration, notice of intent to demand or accelerate payment or maturity, presentment for payment, notice of nonpayment, and grace and diligence in collecting the Indebtedness are waived by Borrower, for and on behalf of itself, Guarantor and Key Principal, and all endorsers and guarantors of this Note and all other third party obligors or others who may become liable for the payment of all or any part of the Indebtedness.

8. Commercial Purpose.

Borrower represents that the Indebtedness is being incurred by Borrower solely for the purpose of carrying on a business or commercial enterprise or activity, and not for agricultural, personal, family or household purposes.

9. Construction; Joint and Several (or Solidary, as applicable) Liability.

(a) Section 15.08 (Construction) of the Loan Agreement is hereby incorporated herein as if fully set forth in the body of this Note.

(b) If more than one Person executes this Note as Borrower, the obligations of each such Person executing this Note shall be joint and several (solidary instead for purposes of Louisiana law).

10. Notices.

All Notices required or permitted to be given by Lender to Borrower pursuant to this Note shall be given in accordance with Section 15.02 (Notice) of the Loan Agreement.

11. Time is of the Essence.

Borrower agrees that, with respect to each and every obligation and covenant contained in this Note, time is of the essence.

12. Loan Charges Savings Clause.

Borrower agrees to pay an effective rate of interest equal to the sum of the Interest Rate and any additional rate of interest resulting from any other charges of interest or in the nature of interest paid or to be paid in connection with the Mortgage Loan and any other fees or amounts to be paid by Borrower pursuant to any of the other Loan Documents. Neither this Note, the Loan Agreement nor any of the other Loan Documents shall be construed to create a contract for the use, forbearance or detention of money requiring payment of interest at a rate greater than the maximum interest rate permitted to be charged under applicable law. It is expressly stipulated and agreed to be the intent of Borrower and Lender at all times to comply with all applicable laws governing the maximum rate or amount of interest payable on the Indebtedness evidenced by this Note and the other Loan Documents. If any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower is interpreted so that any interest or other charge or amount provided for in any Loan Document, whether considered separately or together with other charges or amounts provided for in any other Loan Document, or otherwise charged, taken, reserved or received in connection with the Mortgage Loan, or on acceleration of the maturity of the Mortgage Loan or as a result of any prepayment by Borrower or otherwise, violates that law, and Borrower is entitled to the benefit of that law, that interest or charge is hereby reduced to the extent necessary to eliminate any such violation. Amounts, if any, previously paid to Lender in excess of the permitted amounts shall be applied by Lender to reduce the unpaid principal balance of the Mortgage Loan without the payment of any prepayment premium (or, if the Mortgage Loan has been or would thereby be paid in full, shall be refunded to Borrower), and the provisions of the Loan Agreement and any other Loan Documents immediately shall be deemed reformed and the amounts thereafter collectible under the Loan Agreement and any other Loan Documents reduced, without the necessity of the execution of any new documents, so as to comply with any applicable law, but so as to permit the recovery of the fullest amount otherwise payable under the Loan Documents. For the purpose of determining whether any applicable law limiting the amount of interest or other charges permitted to be collected from Borrower has been violated, all Indebtedness that constitutes interest, as well as all other charges made in connection with the Indebtedness that constitute interest, and any amount paid or agreed to be paid to Lender for the use, forbearance or detention of the Indebtedness, shall be deemed to be allocated and spread ratably over the stated term of the Mortgage Loan. Unless otherwise required by applicable law, such allocation and spreading shall be effected in such a manner that the rate of interest so computed is uniform throughout the stated term of the Mortgage Loan.

13. WAIVER OF TRIAL BY JURY.

TO THE MAXIMUM EXTENT PERMITTED BY LAW, EACH OF BORROWER AND LENDER (A) AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS NOTE OR THE RELATIONSHIP BETWEEN THE PARTIES AS LENDER AND BORROWER THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.

14. Receipt of Loan Documents.

Borrower acknowledges receipt of a copy of each of the Loan Documents.

15. Incorporation of Schedules.

The schedules, if any, attached to this Note are incorporated fully into this Note by this reference and each constitutes a substantive part of this Note.

ATTACHED SCHEDULE. The following Schedule is attached to this Note:

☐ Schedule 1 Modifications to Note

[Remainder of Page Intentionally Blank]

IN WITNESS WHEREOF, Borrower has signed and delivered this Note under seal (where applicable) or has caused this Note to be signed and delivered under seal (where applicable) by its duly authorized representative. Where applicable law so provides, Borrower intends that this Note shall be deemed to be signed and delivered as a sealed instrument.

BORROWER:

VICTORYBASE SC1, LLC, a
Texas limited liability company

By:____________________(SEAL)
Name: Thomas Paquin
Title: Authorized Signatory

PAY TO THE ORDER OF FANNIE MAE

WITHOUT RECOURSE.

LENDER:

WALKER & DUNLOP, LLC, a
Delaware limited liability company

By: [signature] (SEAL)
Name: Natalie Hamilton Miller
Title: Vice President

Fannie Mae Commitment No.: 970119

MULTIFAMILY LOAN AND SECURITY AGREEMENT

(NON-RECOURSE)

BY AND BETWEEN

VICTORYBASE SC1, LLC, A
TEXAS LIMITED LIABILITY COMPANY

AND

WALKER & DUNLOP, LLC, A
DELAWARE LIMITED LIABILITY COMPANY

DATED AS OF

JUNE 2, 2023

Fannie Mae

TABLE OF CONTENTS

MULTIFAMILY LOAN AND SECURITY AGREEMENT
(Non-Recourse)

This MULTIFAMILY LOAN AND SECURITY AGREEMENT (as amended, restated, replaced, supplemented, or otherwise modified from time to time, the "**Loan Agreement**") is made as of the Effective Date (as hereinafter defined) by and between **VICTORYBASE SC1, LLC**, a Texas limited liability company ("**Borrower**"), and **WALKER & DUNLOP, LLC**, a Delaware limited liability company ("**Lender**").

<u>RECITALS</u>:

WHEREAS, Borrower desires to obtain the Mortgage Loan (as hereinafter defined) from Lender to be secured by the Mortgaged Property (as hereinafter defined); and

WHEREAS, Lender is willing to make the Mortgage Loan on the terms and conditions contained in this Loan Agreement and in the other Loan Documents (as hereinafter defined);

NOW, THEREFORE, in consideration of the making of the Mortgage Loan by Lender and other good and valuable consideration, the receipt and adequacy of which are hereby conclusively acknowledged, the parties hereby covenant, agree, represent, and warrant as follows:

<u>AGREEMENTS</u>:

ARTICLE 1 - DEFINITIONS; SUMMARY OF MORTGAGE LOAN TERMS

Section 1.01 Defined Terms.

Capitalized terms not otherwise defined in the body of this Loan Agreement shall have the meanings set forth in the Definitions Schedule attached as <u>Schedule 1</u> to this Loan Agreement.

Section 1.02 Schedules, Exhibits, and Attachments Incorporated.

The schedules, exhibits, and any other addenda or attachments are incorporated fully into this Loan Agreement by this reference and each constitutes a substantive part of this Loan Agreement.

ARTICLE 2 - GENERAL MORTGAGE LOAN TERMS

Section 2.01 Mortgage Loan Origination and Security.

(a) Making of Mortgage Loan.

Subject to the terms and conditions of this Loan Agreement and the other Loan Documents, Lender hereby makes the Mortgage Loan to Borrower, and Borrower hereby accepts the Mortgage Loan from Lender. Borrower covenants and agrees that it shall:

(1) pay the Indebtedness, including the Prepayment Premium, if any (whether in connection with any voluntary prepayment or in connection with an acceleration by Lender of the Indebtedness), in accordance with the terms of this Loan Agreement and the other Loan Documents; and

(2) perform, observe, and comply with this Loan Agreement and all other provisions of the other Loan Documents.

(b) Security for Mortgage Loan.

The Mortgage Loan is made pursuant to this Loan Agreement, is evidenced by the Note, and is secured by the Security Instrument, this Loan Agreement, and the other Loan Documents that are expressly stated to be security for the Mortgage Loan.

(c) Protective Advances.

As provided in the Security Instrument, Lender may take such actions or disburse such funds as Lender reasonably deems necessary to perform the obligations of Borrower under this Loan Agreement and the other Loan Documents and to protect Lender's interest in the Mortgaged Property.

Section 2.02 Payments on Mortgage Loan.

(a) Debt Service Payments.

(1) Short Month Interest.

If the date the Mortgage Loan proceeds are disbursed is any day other than the first day of the month, interest for the period beginning on the disbursement date and ending on and including the last day of the month in which the disbursement occurs shall be payable by Borrower on the date the Mortgage Loan proceeds are disbursed. In the event that the disbursement date is not the same as the Effective Date, then:

(A) the disbursement date and the Effective Date must be in the same month, and

(B) the Effective Date shall not be the first day of the month.

(2) Interest Accrual and Computation.

Except as provided in Section 2.02(a)(1), interest shall be paid in arrears. Interest shall accrue as provided in the Schedule of Interest Rate Type Provisions and shall be computed in accordance with the Interest Accrual Method. If the Interest Accrual Method is "Actual/360," Borrower acknowledges and agrees that the amount allocated to interest for each month will vary depending on the actual number of calendar days during such month.

(3) Monthly Debt Service Payments.

Consecutive monthly debt service installments (comprised of either interest only or principal and interest, depending on the Amortization Type), each in the amount of the applicable Monthly Debt Service Payment, shall be due and payable on the First Payment Date, and on each Payment Date thereafter until the Maturity Date, at which time all Indebtedness shall be due. Any regularly scheduled Monthly Debt Service Payment that is received by Lender before the applicable Payment Date shall be deemed to have been received on such Payment Date solely for the purpose of calculating interest due. All payments made by Borrower under this Loan Agreement shall be made without set-off, counterclaim, or other defense.

(4) Payment at Maturity.

The unpaid principal balance of the Mortgage Loan, any Accrued Interest thereon and all other Indebtedness shall be due and payable on the Maturity Date.

(5) Interest Rate Type.

See the Schedule of Interest Rate Type Provisions for additional provisions, if any, specific to the Interest Rate Type.

(b) Capitalization of Accrued But Unpaid Interest.

Any accrued and unpaid interest on the Mortgage Loan remaining past due for thirty (30) days or more may, at Lender's election, be added to and become part of the unpaid principal balance of the Mortgage Loan.

(c) Late Charges.

(1) If any Monthly Debt Service Payment due hereunder is not received by Lender within ten (10) days (or fifteen (15) days for any Mortgaged Property located in Mississippi or North Carolina to comply with applicable law) after the applicable Payment Date, or any amount payable under this Loan Agreement (other than the payment due on the Maturity Date for repayment of the Mortgage Loan in full) or any other Loan Document

is not received by Lender within ten (10) days (or fifteen (15) days for any Mortgaged Property located in Mississippi or North Carolina to comply with applicable law) after the date such amount is due, inclusive of the date on which such amount is due, Borrower shall pay to Lender, immediately without demand by Lender, the Late Charge.

The Late Charge is payable in addition to, and not in lieu of, any interest payable at the Default Rate pursuant to Section 2.02(d).

(2) Borrower acknowledges and agrees that:

(A) its failure to make timely payments will cause Lender to incur additional expenses in servicing and processing the Mortgage Loan;

(B) it is extremely difficult and impractical to determine those additional expenses;

(C) Lender is entitled to be compensated for such additional expenses; and

(D) the Late Charge represents a fair and reasonable estimate, taking into account all circumstances existing on the date hereof, of the additional expenses Lender will incur by reason of any such late payment.

(d) Default Rate.

(1) Default interest shall be paid as follows:

(A) If any amount due in respect of the Mortgage Loan (other than amounts due on the Maturity Date) remains past due for thirty (30) days or more, interest on such unpaid amount(s) shall accrue from the date payment is due at the Default Rate and shall be payable upon demand by Lender.

(B) If any Indebtedness due is not paid in full on the Maturity Date, then interest shall accrue at the Default Rate on all such unpaid amounts from the Maturity Date until fully paid and shall be payable upon demand by Lender.

Absent a demand by Lender, any such amounts shall be payable by Borrower in the same manner as provided for the payment of Monthly Debt Service Payments. To the extent permitted by applicable law, interest shall also accrue at the Default Rate on any judgment obtained by Lender against Borrower in connection with the Mortgage Loan. To the extent Borrower or any other Person is vested with a right of redemption, interest shall continue to accrue at the Default Rate during any redemption period until such time as the Mortgaged Property has been redeemed.

(2) Borrower acknowledges and agrees that:

(A) its failure to make timely payments will cause Lender to incur additional expenses in servicing and processing the Mortgage Loan; and

(B) in connection with any failure to timely pay all amounts due in respect of the Mortgage Loan on the Maturity Date, or during the time that any amount due in respect of the Mortgage Loan is delinquent for more than thirty (30) days:

(i) Lender's risk of nonpayment of the Mortgage Loan will be materially increased;

(ii) Lender's ability to meet its other obligations and to take advantage of other investment opportunities will be adversely impacted;

(iii) Lender will incur additional costs and expenses arising from its loss of the use of the amounts due;

(iv) it is extremely difficult and impractical to determine such additional costs and expenses;

(v) Lender is entitled to be compensated for such additional risks, costs, and expenses; and

(vi) the increase from the Interest Rate to the Default Rate represents a fair and reasonable estimate of the additional risks, costs, and expenses Lender will incur by reason of Borrower's delinquent payment and the additional compensation Lender is entitled to receive for the increased risks of nonpayment associated with a delinquency on the Mortgage Loan (taking into account all circumstances existing on the Effective Date).

(e) Address for Payments.

All payments due pursuant to the Loan Documents shall be payable at Lender's Payment Address, or such other place and in such manner as may be designated from time to time by written notice to Borrower by Lender.

(f) Application of Payments.

If at any time Lender receives, from Borrower or otherwise, any payment in respect of the Indebtedness that is less than all amounts due and payable at such time, then Lender may apply such payment to amounts then due and payable in any manner and in any order determined by Lender or hold in suspense and not apply such payment at Lender's election. Neither Lender's acceptance of a payment that is less than all amounts then due and payable, nor Lender's

application of, or suspension of the application of, such payment, shall constitute or be deemed to constitute either a waiver of the unpaid amounts or an accord and satisfaction. Notwithstanding the application of any such payment to the Indebtedness, Borrower's obligations under this Loan Agreement and the other Loan Documents shall remain unchanged.

Section 2.03 Lockout/Prepayment.

(a) Prepayment; Prepayment Lockout; Prepayment Premium.

(1) Borrower shall not make a voluntary partial prepayment on the Mortgage Loan at any time during the Loan Term, or a voluntary full prepayment on the Mortgage Loan at any time during any Prepayment Lockout Period. Except as expressly provided in this Loan Agreement (including as provided in the Prepayment Premium Schedule), a Prepayment Premium calculated in accordance with the Prepayment Premium Schedule shall be payable in connection with any prepayment of the Mortgage Loan.

(2) If a Prepayment Lockout Period applies to the Mortgage Loan, and during such Prepayment Lockout Period Lender accelerates the unpaid principal balance of the Mortgage Loan or otherwise applies collateral held by Lender to the repayment of any portion of the unpaid principal balance of the Mortgage Loan, the Prepayment Premium shall be due and payable and equal to the amount obtained by multiplying the percentage indicated (if at all) in the Prepayment Premium Schedule by the amount of principal being prepaid at the time of such acceleration or application.

(b) Voluntary Prepayment in Full.

At any time after the expiration of any Prepayment Lockout Period, Borrower may voluntarily prepay the Mortgage Loan in full on a Permitted Prepayment Date so long as:

(1) Borrower delivers to Lender a Prepayment Notice specifying the Intended Prepayment Date not more than sixty (60) days, but not less than thirty (30) days (if given via U.S. Postal Service) or twenty (20) days (if given via facsimile, e-mail, or overnight courier) prior to such Intended Prepayment Date; and

(2) Borrower pays to Lender an amount equal to the sum of:

(A) the entire unpaid principal balance of the Mortgage Loan; plus

(B) all Accrued Interest (calculated through the last day of the month in which the prepayment occurs); plus

(C) the Prepayment Premium; plus

(D) all other Indebtedness.

In connection with any such voluntary prepayment, Borrower acknowledges and agrees that interest shall always be calculated and paid through the last day of the month in which the prepayment occurs (even if the Permitted Prepayment Date for such month is not the last day of such month, or if Lender approves prepayment on an Intended Prepayment Date that is not a Permitted Prepayment Date). Borrower further acknowledges that Lender is not required to accept a voluntary prepayment of the Mortgage Loan on any day other than a Permitted Prepayment Date. However, if Lender does approve an Intended Prepayment Date that is not a Permitted Prepayment Date and accepts a prepayment on such Intended Prepayment Date, such prepayment shall be deemed to be received on the immediately following Permitted Prepayment Date. If Borrower fails to prepay the Mortgage Loan on the Intended Prepayment Date for any reason (including on any Intended Prepayment Date that is approved by Lender) and such failure either continues for five (5) Business Days, or into the following month, Lender shall have the right to recalculate the payoff amount. If Borrower prepays the Mortgage Loan either in the following month or more than five (5) Business Days after the Intended Prepayment Date that was approved by Lender, Lender shall also have the right to recalculate the payoff amount based upon the amount of such payment and the date such payment was received by Lender. Borrower shall immediately pay to Lender any additional amounts required by any such recalculation.

(c) Acceleration of Mortgage Loan.

Upon acceleration of the Mortgage Loan, Borrower shall pay to Lender:

(1) the entire unpaid principal balance of the Mortgage Loan;

(2) all Accrued Interest (calculated through the last day of the month in which the acceleration occurs);

(3) the Prepayment Premium; and

(4) all other Indebtedness.

(d) Application of Collateral.

Any application by Lender of any collateral or other security to the repayment of all or any portion of the unpaid principal balance of the Mortgage Loan prior to the Maturity Date in accordance with the Loan Documents shall be deemed to be a prepayment by Borrower. Any such prepayment shall require the payment to Lender by Borrower of the Prepayment Premium calculated on the amount being prepaid in accordance with this Loan Agreement.

(e) Casualty and Condemnation.

Notwithstanding any provision of this Loan Agreement to the contrary, no Prepayment Premium shall be payable with respect to any prepayment occurring as a result of the application of (1) any insurance proceeds received in connection with a casualty or (2) any amounts received in connection with a Condemnation Action in accordance with this Loan Agreement.

(f) No Effect on Payment Obligations.

Unless otherwise expressly provided in this Loan Agreement, any prepayment required by any Loan Document of less than the entire unpaid principal balance of the Mortgage Loan shall not extend or postpone the due date of any subsequent Monthly Debt Service Payments, Monthly Replacement Reserve Deposit, or other payment, or change the amount of any such payments or deposits.

(g) Loss Resulting from Prepayment.

In any circumstance in which a Prepayment Premium is due under this Loan Agreement, Borrower acknowledges that:

(1) any prepayment of the unpaid principal balance of the Mortgage Loan, whether voluntary or involuntary, or following the occurrence of an Event of Default by Borrower, will result in Lender's incurring loss, including reinvestment loss, additional risk, expense, and frustration or impairment of Lender's ability to meet its commitments to third parties;

(2) it is extremely difficult and impractical to ascertain the extent of such losses, risks, and damages;

(3) the formula for calculating the Prepayment Premium represents a reasonable estimate of the losses, risks, and damages Lender will incur as a result of a prepayment; and

(4) the provisions regarding the Prepayment Premium contained in this Loan Agreement are a material part of the consideration for the Mortgage Loan, and that the terms of the Mortgage Loan are in other respects more favorable to Borrower as a result of Borrower's voluntary agreement to such prepayment provisions.

ARTICLE 3 - PERSONAL LIABILITY

Section 3.01 Non-Recourse Mortgage Loan; Exceptions.

Except as otherwise provided in this Article 3 or in any other Loan Document, none of Borrower, or any director, officer, manager, member, partner, shareholder, trustee, trust beneficiary, or employee of Borrower, shall have personal liability under this Loan Agreement or any other Loan Document for the repayment of the Indebtedness or for the performance of any other obligations of Borrower under the Loan Documents, and Lender's only recourse for the satisfaction of such Indebtedness and the performance of such obligations shall be Lender's exercise of its rights and remedies with respect to the Mortgaged Property and any other collateral held by Lender as security for the Indebtedness. This limitation on Borrower's liability shall not limit or impair Lender's enforcement of its rights against Guarantor under any Loan Document.

Section 3.02 Personal Liability of Borrower (Exceptions to Non-Recourse Provision).

(a) Personal Liability Based on Lender's Loss.

Borrower shall be personally liable to Lender for the repayment of the portion of the Indebtedness equal to any loss or damage suffered by Lender as a result of, subject to any notice and cure period, if any:

(1) failure to pay as directed by Lender upon demand after an Event of Default (to the extent actually received by Borrower):

(A) all Rents to which Lender is entitled under the Loan Documents; and

(B) the amount of all security deposits then held or thereafter collected by Borrower from tenants and not properly applied pursuant to the applicable Leases;

(2) failure to maintain all insurance policies required by the Loan Documents, except to the extent Lender has the obligation to pay the premiums pursuant to Section 12.03(c);

(3) failure to apply all insurance proceeds received by Borrower or any amounts received by Borrower in connection with a Condemnation Action, as required by the Loan Documents;

(4) failure to comply with any provision of this Loan Agreement or any other Loan Document relating to the delivery of books and records, statements, schedules, and reports;

(5) except to the extent directed otherwise by Lender pursuant to Section 3.02(a)(1), failure to apply Rents to the ordinary and necessary expenses of owning and operating the Mortgaged Property and Debt Service Amounts, as and when each is due and payable, except that Borrower will not be personally liable with respect to Rents that are distributed by Borrower in any calendar year if Borrower has paid all ordinary and necessary expenses of owning and operating the Mortgaged Property and Debt Service Amounts for such calendar year;

(6) waste or abandonment of the Mortgaged Property;

(7) grossly negligent or reckless unintentional material misrepresentation or omission by Borrower, Guarantor, Key Principal, or any officer, director, partner, manager, member, shareholder, or trustee of Borrower, Guarantor, or Key Principal in connection with ongoing financial or other reporting required by the Loan Documents, or any request for action or consent by Lender; or

(8) any claims, actions, suits or proceedings arising from any tenant opportunity to purchase act applicable to and affecting the Mortgaged Property, including costs, attorneys' fees, and expenses incurred in connection with such claims, actions, suits or proceedings.

Notwithstanding the foregoing, Borrower shall not have personal liability under clauses (1), (3), or (5) above to the extent that Borrower lacks the legal right to direct the disbursement of the applicable funds due to an involuntary Bankruptcy Event that occurs without the consent, encouragement, or active participation of Borrower, Guarantor, Key Principal, or any Borrower Affiliate.

(b) Full Personal Liability for Mortgage Loan.

Borrower shall be personally liable to Lender for the repayment of all of the Indebtedness, and the Mortgage Loan shall be fully recourse to Borrower, upon the occurrence of any of the following:

(1) failure by Borrower to comply with the single-asset entity requirements of Section 4.02(d) of this Loan Agreement;

(2) a Transfer (other than a conveyance of the Mortgaged Property at a Foreclosure Event pursuant to the Security Instrument and this Loan Agreement) that is not permitted under this Loan Agreement or any other Loan Document;

(3) the occurrence of any Bankruptcy Event (other than an acknowledgement in writing as described in clause (b) of the definition of "Bankruptcy Event"); provided, however, in the event of an involuntary Bankruptcy Event, Borrower shall only be personally liable if such involuntary Bankruptcy Event occurs with the consent, encouragement, or active participation of Borrower, Guarantor, Key Principal, or any Borrower Affiliate;

(4) fraud, written material misrepresentation, or material omission by Borrower, Guarantor, Key Principal, or any officer, director, partner, manager, member, shareholder, or trustee of Borrower, Guarantor, or Key Principal in connection with any application for or creation of the Indebtedness;

(5) fraud, written intentional material misrepresentation, or intentional material omission by Borrower, Guarantor, Key Principal, or any officer, director, partner, manager, member, shareholder, or trustee of Borrower, Guarantor, or Key Principal in connection with ongoing financial or other reporting required by the Loan Documents, or any request for action or consent by Lender; or

(6) a Division that is not permitted under this Loan Agreement or any other Loan Document.

Section 3.03 Personal Liability for Indemnity Obligations.

Borrower shall be personally and fully liable to Lender for Borrower's indemnity obligations under Section 13.01(e) of this Loan Agreement, the Environmental Indemnity Agreement, and any other express indemnity obligations provided by Borrower under any Loan Document. Borrower's liability for such indemnity obligations shall not be limited by the amount of the Indebtedness, the repayment of the Indebtedness, or otherwise, provided that Borrower's liability for such indemnities shall not include any loss caused by the gross negligence or willful misconduct of Lender as determined by a court of competent jurisdiction pursuant to a final non-appealable court order.

Section 3.04 Lender's Right to Forego Rights Against Mortgaged Property.

To the extent that Borrower has personal liability under this Loan Agreement or any other Loan Document, Lender may exercise its rights against Borrower personally to the fullest extent permitted by applicable law without regard to whether Lender has exercised any rights against the Mortgaged Property, the UCC Collateral, or any other security, or pursued any rights against Guarantor, or pursued any other rights available to Lender under this Loan Agreement, any other Loan Document, or applicable law. For purposes of this Section 3.04 only, the term "Mortgaged Property" shall not include any funds that have been applied by Borrower as required or permitted by this Loan Agreement prior to the occurrence of an Event of Default, or that Borrower was unable to apply as required or permitted by this Loan Agreement because of a Bankruptcy Event. To the fullest extent permitted by applicable law, in any action to enforce Borrower's personal liability under this Article 3, Borrower waives any right to set off the value of the Mortgaged Property against such personal liability.

ARTICLE 4 - BORROWER STATUS

Section 4.01 Representations and Warranties.

The representations and warranties made by Borrower to Lender in this Section 4.01 are made as of the Effective Date and are true and correct except as disclosed on the Exceptions to Representations and Warranties Schedule.

(a) Due Organization and Qualification; Organizational Agreements.

(1) Borrower is validly existing and qualified to transact business, and in good standing in:

(A) the state in which it is formed or organized;

(B) the state in which the Mortgaged Property is located; and

(C) each other jurisdiction that qualification or good standing is required according to applicable law to conduct its business with respect to the Mortgaged Property and where the failure to be so qualified or in good standing would

adversely affect Borrower's operation of the Mortgaged Property or the validity, enforceability or the ability of Borrower to perform its obligations under this Loan Agreement or any other Loan Document.

(2) True, correct and complete organizational documents of Borrower, Guarantor and Key Principal have been delivered to Lender prior to the Effective Date. The Ownership Interests Schedule attached hereto as Schedule 8 to this Loan Agreement sets forth:

(A) the direct owners of Borrower and their respective interests;

(B) the indirect owners (and any non-member managers) of Borrower that Control Borrower and their respective interests (excluding any Publicly-Held Corporations or Publicly-Held Trusts); and

(C) the indirect owners of Borrower that hold twenty-five percent (25%) or more of the ownership interests in Borrower and their respective interests (excluding any Publicly-Held Corporations or Publicly-Held Trusts).

(b) Location.

Borrower's General Business Address is Borrower's principal place of business and principal office.

(c) Power and Authority.

Borrower has the requisite power and authority:

(1) to own the Mortgaged Property and to carry on its business as now conducted and as contemplated to be conducted in connection with the performance of its obligations under this Loan Agreement and under the other Loan Documents to which it is a party; and

(2) to execute and deliver this Loan Agreement and the other Loan Documents to which it is a party, and to carry out the transactions contemplated by this Loan Agreement and the other Loan Documents to which it is a party.

(d) Due Authorization.

The execution, delivery, and performance of this Loan Agreement and the other Loan Documents to which it is a party have been duly authorized by all necessary action and proceedings by or on behalf of Borrower, and no further approvals or filings of any kind, including any approval of or filing with any Governmental Authority, are required by or on behalf of Borrower as a condition to the valid execution, delivery, and performance by Borrower of this Loan Agreement or any of the other Loan Documents to which it is a party, except filings required to perfect and

maintain the liens to be granted under the Loan Documents and routine filings to maintain good standing and its existence.

(e) Valid and Binding Obligations.

This Loan Agreement and the other Loan Documents to which it is a party have been duly executed and delivered by Borrower and constitute the legal, valid, and binding obligations of Borrower, enforceable against Borrower in accordance with their respective terms, except as such enforceability may be limited by applicable Insolvency Laws or by the exercise of discretion by any court.

(f) Effect of Mortgage Loan on Borrower's Financial Condition.

The Mortgage Loan will not render Borrower Insolvent. Borrower has sufficient working capital, including proceeds from the Mortgage Loan, cash flow from the Mortgaged Property, or other sources, not only to adequately maintain the Mortgaged Property, but also to pay all of Borrower's outstanding debts as they come due, including all Debt Service Amounts, exclusive of Borrower's ability to refinance or pay in full the Mortgage Loan on the Maturity Date. In connection with the execution and delivery of this Loan Agreement and the other Loan Documents (and the delivery to, or for the benefit of, Lender of any collateral contemplated thereunder), and the incurrence by Borrower of the obligations under this Loan Agreement and the other Loan Documents, Borrower did not receive less than reasonably equivalent value in exchange for the incurrence of the obligations of Borrower under this Loan Agreement and the other Loan Documents.

(g) Economic Sanctions, Anti-Money Laundering, and Anti-Corruption.

(1) None of Borrower, Guarantor, or Key Principal, or to Borrower's knowledge, any Person Controlling Borrower, Guarantor, or Key Principal, or any Person Controlled by Borrower, Guarantor, or Key Principal that also has a direct or indirect ownership interest in Borrower, Guarantor, or Key Principal, is in violation of any applicable civil or criminal laws or regulations, including those requiring internal controls, intended to prohibit, prevent, or regulate money laundering, drug trafficking, terrorism, or corruption, of the United States and the jurisdiction where the Mortgaged Property is located or where the Person resides, is domiciled, or has its principal place of business.

(2) None of Borrower, Guarantor, or Key Principal, or to Borrower's knowledge, any Person Controlling Borrower, Guarantor, or Key Principal, or any Person Controlled by Borrower, Guarantor, or Key Principal that also has a direct or indirect ownership interest in Borrower, Guarantor, or Key Principal, is a Person:

(A) against whom proceedings are pending for any alleged violation of any laws described in Section 4.01(g)(1);

(B) that has been convicted of any violation of, has been subject to civil penalties or Economic Sanctions pursuant to, or had any of its property seized or forfeited under, any laws described in Section 4.01(g)(1);

(C) with whom any United States Person, any entity organized under the laws of the United States or its constituent states or territories, or any entity, regardless of where organized, having its principal place of business within the United States or any of its territories, is prohibited from transacting business of the type contemplated by this Loan Agreement and the other Loan Documents under any other applicable law; or

(D) that is deemed a Sanctioned Person.

(3) Borrower, Guarantor, and Key Principal are in compliance with all applicable Economic Sanctions laws and regulations.

(h) Borrower Single Asset Status.

Borrower:

(1) does not own or lease any real property, personal property, or assets other than the Mortgaged Property;

(2) does not own, operate, or participate in any business other than the leasing, ownership, management, operation, and maintenance of the Mortgaged Property;

(3) has no material financial obligation under or secured by any indenture, mortgage, deed of trust, deed to secure debt, loan agreement, or other agreement or instrument to which Borrower is a party, or by which Borrower is otherwise bound, or to which the Mortgaged Property is subject or by which it is otherwise encumbered, other than:

(A) Permitted Equipment Financing and unsecured trade payables incurred in the ordinary course of the operation of the Mortgaged Property (exclusive of amounts for rehabilitation, restoration, repairs, or replacements of the Mortgaged Property) that (i) are not evidenced by a promissory note, (ii) are payable within sixty (60) days of the date incurred, and (iii) as of the Effective Date, do not exceed, in the aggregate, four percent (4%) of the original principal balance of the Mortgage Loan;

(B) if the Security Instrument grants a lien on a leasehold estate, Borrower's obligations as lessee under the ground lease creating such leasehold estate;

(C) obligations under the Loan Documents and obligations secured by the Mortgaged Property to the extent permitted by the Loan Documents; and

(D) obligations under the Permitted Encumbrances;

(4) has maintained its financial statements, accounting records, and other partnership, real estate investment trust, limited liability company, or corporate documents, as the case may be, separate from those of any other Person (unless Borrower's assets have been included in a consolidated financial statement prepared in accordance with generally accepted accounting principles);

(5) has not commingled its assets or funds with those of any other Person, unless such assets or funds can easily be segregated and identified in the ordinary course of business from those of any other Person;

(6) has been adequately capitalized in light of its contemplated business operations;

(7) has not assumed, guaranteed, or pledged its assets to secure the liabilities or obligations of any other Person (except in connection with the Mortgage Loan or other mortgage loans that have been paid in full or collaterally assigned to Lender, including in connection with any Consolidation, Extension and Modification Agreement or similar instrument), or held out its credit as being available to satisfy the obligations of any other Person;

(8) has not made loans or advances to any other Person;

(9) has not entered into, and is not a party to, any transaction with any Borrower Affiliate, except in the ordinary course of business and on terms which are no more favorable to any such Borrower Affiliate than would be obtained in a comparable arm's-length transaction with an unrelated third party; and

(10) has not sought and has no plans to Divide at any time during the Loan Term.

(i) No Bankruptcies or Judgments.

None of Borrower, Guarantor, or Key Principal, or to Borrower's knowledge, any Person Controlling Borrower, Guarantor, or Key Principal, or any Person Controlled by Borrower, Guarantor, or Key Principal that also has a direct or indirect ownership interest in Borrower, Guarantor, or Key Principal, is currently:

(1) the subject of or a party to any completed or pending bankruptcy, reorganization, including any receivership or other insolvency proceeding;

(2) preparing or intending to be the subject of a Bankruptcy Event or a Guarantor Bankruptcy Event;

(3) the subject of any judgment unsatisfied of record or docketed in any court; or

(4) Insolvent.

(j) No Actions or Litigation.

(1) Other than residential eviction actions in the ordinary course of business, there are no claims, actions, suits, or proceedings at law or in equity by or before any Governmental Authority now pending against or, to Borrower's knowledge, threatened against or affecting Borrower or the Mortgaged Property not otherwise covered by insurance (except claims, actions, suits, or proceedings regarding fair housing, anti-discrimination, equal opportunity, or any tenant opportunity to purchase act applicable to and affecting the Mortgaged Property, which shall always be disclosed); and

(2) there are no claims, actions, suits, or proceedings at law or in equity by or before any Governmental Authority now pending or, to Borrower's knowledge, threatened against or affecting Guarantor or Key Principal, which claims, actions, suits, or proceedings, if adversely determined (individually or in the aggregate) reasonably would be expected to materially adversely affect the financial condition or business of Borrower, Guarantor, or Key Principal or the condition, operation, or ownership of the Mortgaged Property (except claims, actions, suits, or proceedings regarding fair housing, anti-discrimination, or equal opportunity, which shall always be deemed material).

(k) Payment of Taxes, Assessments, and Other Charges.

Borrower confirms that:

(1) it has filed all federal, state, county, and municipal tax returns and reports required to have been filed by Borrower;

(2) it has paid, before any fine, penalty interest, lien, or costs may be added thereto, all taxes, governmental charges, and assessments due and payable with respect to such returns and reports;

(3) there is no controversy or objection pending, or to the knowledge of Borrower, threatened in respect of any tax returns of Borrower; and

(4) it has made adequate reserves on its books and records for all taxes that have accrued but which are not yet due and payable.

(l) Not a Foreign Person.

Borrower is not a "foreign person" within the meaning of Section 1445(f)(3) of the Internal Revenue Code.

(m) ERISA.

Borrower represents and warrants that:

(1) Borrower is not an Employee Benefit Plan;

(2) no asset of Borrower constitutes "plan assets" (within the meaning of Section 3(42) of ERISA and Department of Labor Regulation Section 2510.3-101) of an Employee Benefit Plan;

(3) no asset of Borrower is subject to any laws of any Governmental Authority governing the assets of an Employee Benefit Plan; and

(4) neither Borrower nor any ERISA Affiliate is subject to any obligation or liability with respect to any ERISA Plan.

(n) Default Under Other Obligations.

(1) The execution, delivery, and performance of the obligations imposed on Borrower under this Loan Agreement and the Loan Documents to which it is a party will not cause Borrower to be in default under the provisions of any agreement, judgment, or order to which Borrower is a party or by which Borrower is bound.

(2) None of Borrower, Guarantor, or Key Principal is in default under any obligation to Lender.

(o) Prohibited Person.

None of Borrower, Guarantor, or Key Principal is a Prohibited Person. To Borrower's knowledge, none of the following is a Prohibited Person:

(1) Any Person Controlling Borrower, Guarantor, or Key Principal; or

(2) Any Person Controlled by and having a direct or indirect ownership interest in Borrower, Guarantor, or Key Principal.

(p) No Contravention.

None of the (1) execution and delivery of this Loan Agreement and the other Loan Documents to which Borrower is a party, (2) fulfillment of or compliance with the terms and conditions of this Loan Agreement and the other Loan Documents to which Borrower is a party, or (3) performance of the obligations of Borrower under this Loan Agreement and the other Loan Documents does or will conflict with or result in any breach or violation of, or constitute a default under, any of the terms, conditions, or provisions of Borrower's organizational documents, or any indenture, existing agreement, or other instrument to which Borrower is a party or to which Borrower, the Mortgaged Property, or other assets of Borrower are subject.

(q) Lockbox Arrangement.

Borrower is not party to any type of lockbox agreement or similar cash management arrangement that has not been approved by Lender in writing, and no direct or indirect owner of Borrower is party to any type of lockbox agreement or similar cash management arrangement with respect to Rents or other income from the Mortgaged Property that has not been approved by Lender in writing.

Section 4.02 Covenants.

(a) Maintenance of Existence; Organizational Documents.

Borrower shall maintain its existence, its entity status, franchises, rights, and privileges under the laws of the state of its formation or organization (as applicable). Borrower shall continue to be duly qualified and in good standing to transact business in each state in which qualification or standing is required according to applicable law to conduct its business with respect to the Mortgaged Property and where the failure to do so would adversely affect Borrower's operation of the Mortgaged Property or the validity, enforceability, or the ability of Borrower to perform its obligations under this Loan Agreement or any other Loan Document. Neither Borrower nor any partner, member, manager, officer, or director of Borrower shall:

(1) make or allow any material change to the organizational documents or organizational structure of Borrower, including changes relating to the Control of Borrower, or

(2) file any action, complaint, petition, or other claim to:

(A) divide, partition, or otherwise compel the sale of the Mortgaged Property, or

(B) otherwise change the Control of Borrower.

(b) Economic Sanctions, Anti-Money Laundering, and Anti-Corruption.

(1) Borrower, Guarantor, Key Principal, and any Person Controlling Borrower, Guarantor, or Key Principal, or any Person Controlled by Borrower, Guarantor, or Key Principal that also has a direct or indirect ownership interest in Borrower, Guarantor, or Key Principal shall remain in compliance with any applicable civil or criminal laws or regulations (including those requiring internal controls) intended to prohibit, prevent, or regulate money laundering, drug trafficking, terrorism, or corruption, of the United States and the jurisdiction where the Mortgaged Property is located or where the Person resides, is domiciled, or has its principal place of business.

(2) At no time shall Borrower, Guarantor, or Key Principal, or any Person Controlling Borrower, Guarantor, or Key Principal, or any Person Controlled by Borrower,

Guarantor, or Key Principal that also has a direct or indirect ownership interest in Borrower, Guarantor, or Key Principal, be a Person:

(A) against whom proceedings are pending for any alleged violation of any laws described in Section 4.02(b)(1);

(B) that has been convicted of any violation of, has been subject to civil penalties or Economic Sanctions pursuant to, or had any of its property seized or forfeited under, any laws described in Section 4.02(b)(1);

(C) with whom any United States Person, any entity organized under the laws of the United States or its constituent states or territories, or any entity, regardless of where organized, having its principal place of business within the United States or any of its territories, is prohibited from transacting business of the type contemplated by this Loan Agreement and the other Loan Documents under any other applicable law; or

(D) that is deemed a Sanctioned Person.

(3) Borrower, Guarantor, and Key Principal shall at all times remain in compliance with any applicable Economic Sanctions laws and regulations.

(c) Payment of Taxes, Assessments, and Other Charges.

Borrower shall file all federal, state, county, and municipal tax returns and reports required to be filed by Borrower and shall pay, before any fine, penalty interest, or cost may be added thereto, all taxes payable with respect to such returns and reports.

(d) Borrower Single Asset Status.

Until the Indebtedness is fully paid, Borrower:

(1) shall not acquire or lease any real property, personal property, or assets other than the Mortgaged Property;

(2) shall not acquire, own, operate, or participate in any business other than the leasing, ownership, management, operation, and maintenance of the Mortgaged Property;

(3) shall not commingle its assets or funds with those of any other Person, unless such assets or funds can easily be segregated and identified in the ordinary course of business from those of any other Person;

(4) shall maintain its financial statements, accounting records, and other partnership, real estate investment trust, limited liability company, or corporate documents, as the case may be, separate from those of any other Person (unless Borrower's assets are

included in a consolidated financial statement prepared in accordance with generally accepted accounting principles);

(5) shall have no material financial obligation under any indenture, mortgage, deed of trust, deed to secure debt, loan agreement, other agreement or instrument to which Borrower is a party or by which Borrower is otherwise bound, or to which the Mortgaged Property is subject or by which it is otherwise encumbered, other than:

(A) Permitted Equipment Financing or unsecured trade payables incurred in the ordinary course of the operation of the Mortgaged Property (exclusive of amounts (i) to be paid out of the Replacement Reserve Account or Repairs Escrow Account, or (ii) for rehabilitation, restoration, repairs, or replacements of the Mortgaged Property or otherwise approved by Lender) so long as such trade payables (1) are not evidenced by a promissory note, (2) are payable within sixty (60) days of the date incurred, and (3) as of any date, do not exceed, in the aggregate, two percent (2%) of the original principal balance of the Mortgage Loan; provided, however, that otherwise compliant outstanding trade payables may exceed two percent (2%) up to an aggregate amount of four percent (4%) of the original principal balance of the Mortgage Loan for a period (beginning on or after the Effective Date) not to exceed ninety (90) consecutive days;

(B) if the Security Instrument grants a lien on a leasehold estate, Borrower's obligations as lessee under the ground lease creating such leasehold estate;

(C) obligations under the Loan Documents and obligations secured by the Mortgaged Property to the extent permitted by the Loan Documents; and

(D) obligations under the Permitted Encumbrances;

(6) shall not assume, guaranty, or pledge its assets to secure the liabilities or obligations of any other Person (except in connection with the Mortgage Loan or other mortgage loans that have been paid in full or collaterally assigned to Lender, including in connection with any Consolidation, Extension and Modification Agreement or similar instrument) or hold out its credit as being available to satisfy the obligations of any other Person;

(7) shall not make loans or advances to any other Person;

(8) shall not enter into, or become a party to, any transaction with any Borrower Affiliate, except in the ordinary course of business and on terms which are no more favorable to any such Borrower Affiliate than would be obtained in a comparable arm's-length transaction with an unrelated third party; or

(9) shall not Divide.

(e) ERISA.

Borrower covenants that:

(1) no asset of Borrower shall constitute "plan assets" (within the meaning of Section 3(42) of ERISA and Department of Labor Regulation Section 2510.3-101) of an Employee Benefit Plan;

(2) no asset of Borrower shall be subject to the laws of any Governmental Authority governing the assets of an Employee Benefit Plan; and

(3) neither Borrower nor any ERISA Affiliate shall incur any obligation or liability with respect to any ERISA Plan.

(f) Notice of Litigation or Insolvency.

Borrower shall give immediate written notice to Lender of any claims, actions, suits, or proceedings at law or in equity (including any insolvency, bankruptcy, or receivership proceeding) by or before any Governmental Authority pending or, to Borrower's knowledge, threatened against or affecting Borrower, Guarantor, Key Principal, or the Mortgaged Property, which claims, actions, suits, or proceedings, if adversely determined reasonably would be expected to materially adversely affect the financial condition or business of Borrower, Guarantor, or Key Principal, or the condition, operation, or ownership of the Mortgaged Property (including any claims, actions, suits, or proceedings regarding fair housing, anti-discrimination, equal opportunity, or any tenant opportunity to purchase act applicable to and affecting the Mortgaged Property, which shall always be deemed material).

(g) Payment of Costs, Fees, and Expenses.

In addition to the payments specified in this Loan Agreement, Borrower shall pay, on demand, all of Lender's out-of-pocket fees, costs, charges, or expenses (including the reasonable fees and expenses of attorneys, accountants, and other experts) incurred by Lender in connection with:

(1) any amendment to, or consent, or waiver required under, this Loan Agreement or any of the Loan Documents (whether or not any such amendment, consent, or waiver is entered into);

(2) defending or participating in any litigation arising from actions by third parties and brought against or involving Lender with respect to:

(A) the Mortgaged Property;

(B) any event, act, condition, or circumstance in connection with the Mortgaged Property; or

(C) the relationship between or among Lender, Borrower, Key Principal, and Guarantor in connection with this Loan Agreement or any of the transactions contemplated by this Loan Agreement;

(3) the administration or enforcement of, or preservation of rights or remedies under, this Loan Agreement or any other Loan Documents including or in connection with any litigation or appeals, any Foreclosure Event or other disposition of any collateral granted pursuant to the Loan Documents; and

(4) any Bankruptcy Event or Guarantor Bankruptcy Event.

(h) Restrictions on Distributions.

No distributions or dividends of any nature with respect to Rents or other income from the Mortgaged Property shall be made to any Person having a direct ownership interest in Borrower if an Event of Default has occurred and is continuing.

(i) Lockbox Arrangement.

Borrower shall not enter into any type of lockbox agreement or similar cash management arrangement that has not been approved by Lender in writing, and no direct or indirect owner of Borrower shall enter into any type of lockbox agreement or similar cash management arrangement with respect to Rents or other income from the Mortgaged Property that has not been approved by Lender in writing. Lender's approval of any such cash management arrangement may be conditioned upon requiring Borrower to enter into a lockbox agreement or similar cash management arrangement with Lender in form and substance acceptable to Lender with regard to Rents and other income from the Mortgaged Property.

ARTICLE 5 - THE MORTGAGE LOAN

Section 5.01 Representations and Warranties.

The representations and warranties made by Borrower to Lender in this Section 5.01 are made as of the Effective Date and are true and correct except as disclosed on the Exceptions to Representations and Warranties Schedule.

(a) Receipt and Review of Loan Documents.

Borrower has received and reviewed this Loan Agreement and all of the other Loan Documents.

(b) No Default.

No default exists under any of the Loan Documents.

(c) No Defenses.

The Loan Documents are not currently subject to any right of rescission, set-off, counterclaim, or defense by either Borrower or Guarantor, including the defense of usury, and neither Borrower nor Guarantor has asserted any right of rescission, set-off, counterclaim, or defense with respect thereto.

(d) Loan Document Taxes.

All mortgage, mortgage recording, stamp, intangible, or any other similar taxes required to be paid by any Person under applicable law currently in effect in connection with the execution, delivery, recordation, filing, registration, perfection, or enforcement of any of the Loan Documents, including the Security Instrument, have been paid or will be paid in the ordinary course of the closing of the Mortgage Loan.

Section 5.02 Covenants.

(a) Ratification of Covenants; Estoppels; Certifications.

Borrower shall:

(1) promptly notify Lender in writing upon any violation of any covenant set forth in any Loan Document of which Borrower has notice or knowledge; provided, however, any such written notice by Borrower to Lender shall not relieve Borrower of, or result in a waiver of, any obligation under this Loan Agreement or any other Loan Document; and

(2) within ten (10) days after a request from Lender, provide a written statement, signed and acknowledged by Borrower, certifying to Lender or any person designated by Lender, as of the date of such statement:

(A) that the Loan Documents are unmodified and in full force and effect (or, if there have been modifications, that the Loan Documents are in full force and effect as modified and setting forth such modifications);

(B) the unpaid principal balance of the Mortgage Loan;

(C) the date to which interest on the Mortgage Loan has been paid;

(D) that Borrower is not in default in paying the Indebtedness or in performing or observing any of the covenants or agreements contained in this Loan Agreement or any of the other Loan Documents (or, if Borrower is in default, describing such default in reasonable detail);

(E) whether or not there are then-existing any setoffs or defenses known to Borrower against the enforcement of any right or remedy of Lender under the Loan Documents; and

(F) any additional facts reasonably requested in writing by Lender.

(b) Further Assurances.

(1) Other Documents As Lender May Require.

Within ten (10) days after request by Lender, Borrower shall, subject to Section 5.02(d) below, execute, acknowledge, deliver, and, if necessary, file or record, at its cost and expense, all further acts, deeds, conveyances, assignments, financing statements, transfers, documents, agreements, assurances, and such other instruments as Lender may reasonably require from time to time in order to better assure, grant, and convey to Lender the rights intended to be granted, now or in the future, to Lender under this Loan Agreement and the other Loan Documents.

(2) Corrective Actions.

Within ten (10) days after request by Lender, Borrower shall provide, or cause to be provided, to Lender, at Borrower's cost and expense, such further documentation or information reasonably deemed necessary or appropriate by Lender in the exercise of its rights under the related commitment letter between Borrower and Lender or to correct patent mistakes in the Loan Documents, the Title Policy, or the funding of the Mortgage Loan.

(3) Compliance with Investor Requirements.

Without limiting the generality of subsections (1) and (2) above, Borrower shall, subject to Section 5.02(d) below, take all reasonable actions necessary to comply with the requirements of Lender to enable Lender to sell any MBS backed by the Mortgage Loan or create or maintain the expected federal income tax treatment of any MBS trust that directly or indirectly holds the Mortgage Loan and issues MBS as a Fixed Investment Trust or REMIC, as the case may be, within the meaning of the Treasury Regulations.

(c) Sale of Mortgage Loan.

Borrower shall, subject to Section 5.02(d) below:

(1) comply with the reasonable requirements of Lender or any Investor of the Mortgage Loan or provide, or cause to be provided, to Lender or any Investor of the Mortgage Loan within ten (10) days after the request, at Borrower's cost and expense, such further documentation or information as Lender or Investor may reasonably require, in order to:

(A) enable Lender to sell the Mortgage Loan or participation interests therein to such Investor;

(B) enable Lender to obtain a refund of any commitment fee from any such Investor;

(C) enable any such Investor to further sell or securitize the Mortgage Loan; or

(D) create or maintain the expected federal income tax treatment of any MBS trust that directly or indirectly holds the Mortgage Loan and issues MBS as a Fixed Investment Trust or REMIC, as the case may be, within the meaning of the Treasury Regulations;

(2) ratify and affirm in writing the representations and warranties set forth in any Loan Document as of such date specified by Lender modified as necessary to reflect changes that have occurred subsequent to the Effective Date;

(3) confirm that Borrower is not in default in paying the Indebtedness or in performing or observing any of the covenants or agreements contained in this Loan Agreement or any of the other Loan Documents (or, if Borrower is in default, describing such default in reasonable detail); and

(4) execute and deliver to Lender and/or any Investor such other documentation, including any amendments, corrections, deletions, or additions to this Loan Agreement or other Loan Document(s) as is reasonably required by Lender or such Investor.

(d) Limitations on Further Acts of Borrower.

Nothing in Section 5.02(b) and Section 5.02(c) shall require Borrower to do any further act that has the effect of:

(1) changing the economic terms of the Mortgage Loan set forth in the related commitment letter between Borrower and Lender;

(2) imposing on Borrower or Guarantor greater personal liability under the Loan Documents than that set forth in the related commitment letter between Borrower and Lender; or

(3) materially changing the rights and obligations of Borrower or Guarantor under the commitment letter.

(e) Financing Statements; Record Searches.

(1) Borrower shall pay all costs and expenses associated with:

(A) any filing or recording of any financing statements, including all continuation statements, termination statements, and amendments or any other filings related to security interests in or liens on collateral; and

(B) any record searches for financing statements that Lender may require.

(2) Borrower hereby authorizes Lender to file any financing statements, continuation statements, termination statements, and amendments (including an "all assets" or "all personal property" collateral description or words of similar import) in form and substance as Lender may require in order to protect and preserve Lender's lien priority and security interest in the Mortgaged Property (and to the extent Lender has filed any such financing statements, continuation statements, or amendments prior to the Effective Date, such filings by Lender are hereby authorized and ratified by Borrower).

(f) Loan Document Taxes.

Borrower shall pay, on demand, any transfer taxes, documentary taxes, assessments, or charges made by any Governmental Authority in connection with the execution, delivery, recordation, filing, registration, perfection, or enforcement of any of the Loan Documents or the Mortgage Loan.

ARTICLE 6 - PROPERTY USE, PRESERVATION, AND MAINTENANCE

Section 6.01 Representations and Warranties.

The representations and warranties made by Borrower to Lender in this Section 6.01 are made as of the Effective Date and are true and correct except as disclosed on the Exceptions to Representations and Warranties Schedule.

(a) Compliance with Law; Permits and Licenses.

(1) To Borrower's knowledge, all improvements to the Land and the use of the Mortgaged Property comply with all applicable laws, ordinances, statutes, rules, and regulations, including all applicable statutes, rules, and regulations pertaining to requirements for equal opportunity, anti-discrimination, fair housing (including all applicable source of income laws, ordinances, statutes, rules and regulations), and rent control, and Borrower has no knowledge of any action or proceeding (or threatened action or proceeding) regarding noncompliance or nonconformity with any of the foregoing.

(2) To Borrower's knowledge, there is no evidence of any illegal activities on the Mortgaged Property.

(3) To Borrower's knowledge, no permits or approvals from any Governmental Authority, other than those previously obtained and furnished to Lender, are necessary for the commencement and completion of the Repairs or Replacements, as applicable, other than those permits or approvals which will be timely obtained in the ordinary course of business.

(4) All required permits, licenses, and certificates to comply with all zoning and land use statutes, laws, ordinances, rules, and regulations, and all applicable health, fire, safety, and building codes, and for the lawful use and operation of the Mortgaged Property, including certificates of occupancy, apartment licenses, or the equivalent, have been obtained and are in full force and effect.

(5) No portion of the Mortgaged Property has been purchased with the proceeds of any illegal activity.

(6) All required rights, permissions, consents, and express waivers from each tenant necessary to comply with all applicable privacy laws, to provide such tenant's personal data (including similar terms under applicable law) to Lender, sufficient to permit Lender to lawfully use and process such personal data for the purposes of servicing, enforcement, evaluation, reporting, auditing, loan selling or purchasing, securitization, compliance and risk analysis and assessments, and any other purpose identified in the Lender's privacy notice have been obtained and are in full force and effect.

(b) Property Characteristics.

(1) The Mortgaged Property contains at least:

(A) the Property Square Footage;

(B) the Total Parking Spaces; and

(C) the Total Residential Units.

(2) No part of the Land is included or assessed under or as part of another tax lot or parcel, and no part of any other property is included or assessed under or as part of the tax lot or parcels for the Land.

(c) Property Ownership.

Borrower is sole owner or ground lessee of the Mortgaged Property.

(d) Condition of the Mortgaged Property.

(1) Borrower has not made any claims, and to Borrower's knowledge, no claims have been made, against any contractor, engineer, architect, or other party with respect to

the construction or condition of the Mortgaged Property or the existence of any structural or other material defect therein; and

(2) neither the Land nor the Improvements have sustained any damage other than damage which has been fully repaired, or is fully insured and is being repaired in the ordinary course of business.

(e) Personal Property.

Borrower owns (or, to the extent disclosed on the Exceptions to Representations and Warranties Schedule, leases) all of the Personal Property and all of the Personalty (as defined in the Security Instrument) that is material to and is used in connection with the management, ownership, and operation of the Mortgaged Property.

Section 6.02 Covenants.

(a) Use of Property.

From and after the Effective Date, Borrower shall not, unless required by applicable law or Governmental Authority:

(1) change the use of all or any part of the Mortgaged Property;

(2) convert any individual dwelling units or common areas to commercial use, or convert any common area or commercial use to individual dwelling units;

(3) initiate or acquiesce in a change in the zoning classification of the Land;

(4) establish any condominium or cooperative regime with respect to the Mortgaged Property;

(5) subdivide the Land; or

(6) suffer, permit, or initiate the joint assessment of the Mortgaged Property with any other real property constituting a tax lot separate from the Mortgaged Property which could cause the part of the Land to be included or assessed under or as part of another tax lot or parcel, or any part of any other property to be included or assessed under or as part of the tax lot or parcels for the Land.

(b) Property Maintenance.

Borrower shall:

(1) pay the expenses of operating, managing, maintaining, and repairing the Mortgaged Property (including insurance premiums, utilities, Repairs, and Replacements) before the last date upon which each such payment may be made without any penalty or interest charge being added;

(2) keep the Mortgaged Property in good repair and marketable condition (ordinary wear and tear excepted) (including the replacement of Personalty and Fixtures with items of equal or better function and quality unless such items are no longer required in connection with operation of the Mortgaged Property) and subject to Section 9.03(b)(3) and Section 10.03(d) restore or repair promptly, in a good and workmanlike manner, any damaged part of the Mortgaged Property to the equivalent of its original condition or condition immediately prior to the damage (if improved after the Effective Date), whether or not any insurance proceeds received upon an event of loss or any amounts received in connection with a Condemnation Action are available to cover any costs of such restoration or repair;

(3) commence all Required Repairs, Additional Lender Repairs, and Additional Lender Replacements as follows:

(A) with respect to any Required Repairs, promptly following the Effective Date (subject to Force Majeure, if applicable), in accordance with the timelines set forth on the Required Repair Schedule, or if no timelines are provided, as soon as practical following the Effective Date;

(B) with respect to Additional Lender Repairs, in the event that Lender determines that Additional Lender Repairs are necessary from time to time or pursuant to Section 6.03(c), promptly following Lender's written notice of such Additional Lender Repairs (subject to Force Majeure, if applicable), commence any such Additional Lender Repairs in accordance with Lender's timelines, or if no timelines are provided, as soon as practical; and

(C) with respect to Additional Lender Replacements, in the event that Lender determines that Additional Lender Replacements are necessary from time to time or pursuant to Section 6.03(c), promptly following Lender's written notice of such Additional Lender Replacements (subject to Force Majeure, if applicable), commence any such Additional Lender Replacements in accordance with Lender's timelines, or if no timelines are provided, as soon as practical;

(4) make, construct, install, diligently perform, and complete all Replacements, Repairs, Restoration, and any other work permitted under the Loan Documents:

(A) in a good and workmanlike manner as soon as practicable following the commencement thereof, free and clear of any Liens, including mechanics' or materialmen's liens and encumbrances (except Permitted Encumbrances and mechanics' or materialmen's liens which attach automatically under the laws of any Governmental Authority upon the commencement of any work upon, or delivery of any materials to, the Mortgaged Property and for which Borrower is not delinquent in the payment for any such work or materials);

(B) in accordance with all applicable laws, ordinances, rules, and regulations of any Governmental Authority, including applicable building codes, special use permits, and environmental regulations;

(C) in accordance with all applicable insurance and bonding requirements; and

(D) within all timeframes required by Lender, and Borrower acknowledges that it shall be an Event of Default if Borrower abandons or ceases work on any Repair at any time prior to the completion of the Repairs for a period of longer than twenty (20) days (except when Force Majeure exists and Borrower is diligently pursuing the reinstitution of such work, provided, however, any such abandonment or cessation shall not in any event allow the Repair to be completed after the Completion Period, subject to Force Majeure);

(5) subject to the terms of Section 6.03(a), provide for professional management of the Mortgaged Property by a residential rental property manager satisfactory to Lender under a contract approved by Lender in writing;

(6) give written notice to Lender of, and, unless otherwise directed in writing by Lender, appear in and defend any action or proceeding purporting to affect the Mortgaged Property, Lender's security for the Mortgage Loan, or Lender's rights under this Loan Agreement; and

(7) upon Lender's written request, submit to Lender any contracts or work orders described in Section 13.02(b).

(c) Property Preservation.

Borrower shall:

(1) not commit waste or abandon or (ordinary wear and tear excepted) permit impairment or deterioration of the Mortgaged Property;

(2) not (or otherwise permit any other Person to) demolish, make any change in the unit mix, otherwise alter the Mortgaged Property or any part of the Mortgaged Property, or remove any Personalty or Fixtures from the Mortgaged Property, except for: (A) alterations required in connection with Repairs, Replacements, or Restoration; or (B) the replacement of tangible Personalty or Fixtures, provided (i) such Personalty or Fixtures are replaced with items of equal or better function and quality unless such items are no longer required in connection with operation of the Mortgaged Property, and (ii) such replacement does not result in any disruption in occupancy (other than in connection with the routine re-leasing of units);

(3) not engage in or knowingly permit, and shall take appropriate measures to prevent and abate or cease and desist, any illegal activities at the Mortgaged Property that

could endanger tenants or visitors, result in damage to the Mortgaged Property, result in forfeiture of the Land or otherwise materially impair the lien created by the Security Instrument or Lender's interest in the Mortgaged Property;

(4) not permit any condition to exist on the Mortgaged Property that would invalidate any part of any insurance coverage required by this Loan Agreement; or

(5) not subject the Mortgaged Property to any voluntary, elective, or non-compulsory tax lien or assessment (or opt in to any voluntary, elective, or non-compulsory special tax district or similar regime).

(d) Property Inspections.

Borrower shall:

(1) permit Lender, its agents, representatives, and designees to enter upon and inspect the Mortgaged Property (including in connection with any Replacement, Repair, or Restoration, or to conduct any Environmental Inspection pursuant to the Environmental Indemnity Agreement), and shall cooperate and provide access to all areas of the Mortgaged Property (subject to the rights of tenants under the Leases):

(A) during normal business hours;

(B) at such other reasonable time upon reasonable notice of not less than one (1) Business Day;

(C) at any time when exigent circumstances exist; or

(D) at any time after an Event of Default has occurred and is continuing; and

(2) pay for reasonable costs or expenses incurred by Lender or its agents in connection with any such inspections.

(e) Compliance with Laws.

Borrower shall:

(1) comply with all laws, ordinances, statutes, rules, and regulations of any Governmental Authority and all recorded lawful covenants and agreements relating to or affecting the Mortgaged Property, including all laws, ordinances, statutes, rules and regulations, and covenants pertaining to construction of improvements on the Land, fair housing (including all applicable source of income laws, ordinances, statutes, rules and regulations), and requirements for equal opportunity, anti-discrimination, and Leases;

(2) procure and maintain all required permits, licenses, charters, registrations, and certificates necessary to comply with all zoning and land use statutes, laws, ordinances, rules and regulations, and all applicable health, fire, safety, and building codes and for the lawful use and operation of the Mortgaged Property, including certificates of occupancy, apartment licenses, or the equivalent;

(3) comply with all applicable laws that pertain to the maintenance and disposition of tenant security deposits;

(4) at all times maintain records sufficient to demonstrate compliance with the provisions of this Section 6.02(e);

(5) promptly after receipt or notification thereof, provide Lender copies of any building code or zoning violation from any Governmental Authority with respect to the Mortgaged Property;

(6) cooperate fully with Lender with respect to any proceedings before any court, board, or other Governmental Authority which may in any way affect the rights of Lender hereunder or any rights obtained by Lender under any of the other Loan Documents and, in connection therewith, permit Lender, at its election, to participate in any such proceedings; and

(7) procure and maintain all required rights, permissions, consents, and express waivers from each tenant necessary to comply with all applicable privacy laws, to provide such tenant's personal data (including similar terms under applicable law) to Lender, sufficient to permit Lender to lawfully use and process such personal data for the purposes of servicing, enforcement, evaluation, reporting, auditing, loan selling or purchasing, securitization, compliance and risk analysis and assessments, and any other purpose identified in the Lender's privacy notice as amended from time to time.

Section 6.03 Mortgage Loan Administration Matters Regarding the Property.

(a) Property Management.

From and after the Effective Date, each property manager and each property management agreement must be approved by Lender. If, in connection with the making of the Mortgage Loan, or at any later date, Lender waives in writing the requirement that Borrower enter into a written contract for management of the Mortgaged Property, and Borrower later elects to enter into a written contract or change the management of the Mortgaged Property, such new property manager or the property management agreement must be approved by Lender. As a condition to any approval by Lender, Lender may require that Borrower and such new property manager enter into a collateral assignment of the property management agreement on a form approved by Lender.

(b) Subordination of Fees to Affiliated Property Managers.

Any property manager that is a Borrower Affiliate to whom fees are payable for the management of the Mortgaged Property must enter into an assignment of management agreement or other agreement with Lender, in a form approved by Lender, providing for subordination of those fees and such other provisions as Lender may require.

(c) Property Condition Assessment.

If, in connection with any inspection of the Mortgaged Property, Lender determines that the condition of the Mortgaged Property has deteriorated (ordinary wear and tear excepted) since the Effective Date, Lender may obtain, at Borrower's expense, a property condition assessment of the Mortgaged Property. Lender's right to obtain a property condition assessment pursuant to this Section 6.03(c) shall be in addition to any other rights available to Lender under this Loan Agreement in connection with any such deterioration. Any such inspection or property condition assessment may result in Lender requiring Additional Lender Repairs or Additional Lender Replacements as further described in Section 13.02(a)(9)(B).

ARTICLE 7 - LEASES AND RENTS

Section 7.01 Representations and Warranties.

The representations and warranties made by Borrower to Lender in this Section 7.01 are made as of the Effective Date and are true and correct except as disclosed on the Exceptions to Representations and Warranties Schedule.

(a) Prior Assignment of Rents.

Borrower has not executed any:

(1) prior assignment of Rents (other than an assignment of Rents securing prior indebtedness that has been paid off and discharged or will be paid off and discharged with the proceeds of the Mortgage Loan); or

(2) instrument which would prevent Lender from exercising its rights under this Loan Agreement, the Security Instrument, or any other Loan Document.

(b) Prepaid Rents.

Borrower has not accepted, and does not expect to receive prepayment of, any Rents for more than two (2) months prior to the due dates of such Rents.

Section 7.02 Covenants.

(a) Leases.

Borrower shall:

(1) comply with and observe Borrower's obligations under all Leases, including Borrower's obligations pertaining to the maintenance and disposition of tenant security deposits;

(2) surrender possession of the Mortgaged Property, including all Leases and all security deposits and prepaid Rents, immediately upon appointment of a receiver or Lender's entry upon and taking of possession and control of the Mortgaged Property, as applicable;

(3) require that all Residential Leases have initial terms of not less than six (6) months and not more than twenty-four (24) months (however, if customary in the applicable market for properties comparable to the Mortgaged Property, Residential Leases with terms of less than six (6) months (but in no case less than one (1) month) may be permitted with Lender's prior written consent), provided however, Short-Term Rentals (regardless of the duration of the term) shall not be permitted unless otherwise expressly approved by Lender in writing; and

(4) promptly provide Lender a copy of any non-Residential Lease at the time such Lease is executed (subject to Lender's consent rights for Material Commercial Leases in Section 7.02(b)) and, upon Lender's written request, promptly provide Lender a copy of any Residential Lease then in effect.

(b) Commercial Leases.

(1) With respect to Material Commercial Leases, Borrower shall not:

(A) enter into any Material Commercial Lease except with the prior written consent of Lender; or

(B) modify the terms of, extend, or terminate any Material Commercial Lease (including any Material Commercial Lease in existence on the Effective Date) without the prior written consent of Lender.

(2) With respect to any non-Material Commercial Lease, Borrower shall not:

(A) enter into any non-Material Commercial Lease that materially alters the use and type of operation of the premises subject to the Lease in effect as of the Effective Date or reduces the number or size of residential units at the Mortgaged Property; or

(B) modify the terms of any non-Material Commercial Lease (including any non-Material Commercial Lease in existence on the Effective Date) in any way that materially alters the use and type of operation of the premises subject to such non-Material Commercial Lease in effect as of the Effective Date, reduces the number or size of residential units at the Mortgaged Property, or results in such non-Material Commercial Lease being deemed a Material Commercial Lease.

(3) With respect to any Material Commercial Lease or non-Material Commercial Lease, Borrower shall cause the applicable tenant to provide within ten (10) days after a request by Borrower, a certificate of estoppel, or if not provided by tenant within such ten (10) day period, Borrower shall provide such certificate of estoppel, certifying:

(A) that such Material Commercial Lease or non-Material Commercial Lease is unmodified and in full force and effect (or if there have been modifications, that such Material Commercial Lease or non-Material Commercial Lease is in full force and effect as modified and stating the modifications);

(B) the term of the Lease including any extensions thereto;

(C) the dates to which the Rent and any other charges hereunder have been paid by tenant;

(D) the amount of any security deposit delivered to Borrower as landlord;

(E) whether or not Borrower is in default (or whether any event or condition exists which, with the passage of time, would constitute an event of default) under such Lease;

(F) the address to which notices to tenant should be sent; and

(G) any other information as may be reasonably required by Lender.

(c) Payment of Rents.

Borrower shall:

(1) pay to Lender upon demand all Rents after an Event of Default has occurred and is continuing;

(2) cooperate with Lender's efforts in connection with the assignment of Rents set forth in the Security Instrument; and

(3) not accept Rent under any Lease (whether a Residential Lease or a non-Residential Lease) for more than two (2) months in advance.

(d) Assignment of Rents.

Borrower shall not:

(1) perform any acts or execute any instrument that would prevent Lender from exercising its rights under the assignment of Rents granted in the Security Instrument or in any other Loan Document; or

(2) interfere with Lender's collection of such Rents.

(e) Further Assignments of Leases and Rents.

Borrower shall execute and deliver any further assignments of Leases and Rents as Lender may reasonably require.

(f) Options to Purchase by Tenants.

No Lease (whether a Residential Lease or a non-Residential Lease) shall contain an option to purchase, right of first refusal to purchase or right of first offer to purchase, except as required by applicable law.

Section 7.03 Mortgage Loan Administration Regarding Leases and Rents.

(a) Material Commercial Lease Requirements.

Each Material Commercial Lease, including any renewal or extension of any Material Commercial Lease in existence as of the Effective Date, shall provide, directly or pursuant to a subordination, non-disturbance and attornment agreement approved by Lender, that:

(1) the tenant shall, upon written notice from Lender after the occurrence of an Event of Default, pay all Rents payable under such Lease to Lender;

(2) such Lease and all rights of the tenant thereunder are expressly subordinate to the lien of the Security Instrument;

(3) the tenant shall attorn to Lender and any purchaser at a Foreclosure Event (such attornment to be self-executing and effective upon acquisition of title to the Mortgaged Property by any purchaser at a Foreclosure Event or by Lender in any manner);

(4) the tenant agrees to execute such further evidences of attornment as Lender or any purchaser at a Foreclosure Event may from time to time request; and

(5) such Lease shall not terminate as a result of a Foreclosure Event unless Lender or any other purchaser at such Foreclosure Event affirmatively elects to terminate such Lease pursuant to the terms of the subordination, non-disturbance and attornment agreement.

(b) Residential Lease Form.

All Residential Leases entered into from and after the Effective Date shall be on forms substantially in the form approved by Lender.

ARTICLE 8 - BOOKS AND RECORDS; FINANCIAL REPORTING

Section 8.01 Representations and Warranties.

The representations and warranties made by Borrower to Lender in this Section 8.01 are made as of the Effective Date and are true and correct except as disclosed on the Exceptions to Representations and Warranties Schedule.

(a) Financial Information.

All financial statements and data, including statements of cash flow and income and operating expenses, that have been delivered to Lender in respect of the Mortgaged Property:

(1) are true, complete, and correct in all material respects; and

(2) accurately represent the financial condition of the Mortgaged Property as of such date.

(b) No Change in Facts or Circumstances.

All information in the Loan Application and in all financial statements, rent rolls, reports, certificates, and other documents submitted in connection with the Loan Application are complete and accurate in all material respects. There has been no material adverse change in any fact or circumstance that would make any such information incomplete or inaccurate.

Section 8.02 Covenants.

(a) Obligation to Maintain Accurate Books and Records.

Borrower shall keep and maintain at all times at the Mortgaged Property or the property management agent's offices or Borrower's General Business Address and, upon Lender's written request, shall make available to Lender:

(1) complete and accurate books of account and records (including copies of supporting bills and invoices) adequate to reflect correctly the operation of the Mortgaged Property; and

(2) copies of all written contracts, Leases, and other instruments that affect Borrower or the Mortgaged Property.

(b) Items to Furnish to Lender.

Borrower shall furnish to Lender the following, which shall be deemed certified by Borrower, as true, complete, and accurate, in all material respects as of the time of delivery and binding upon Borrower (or Guarantor, as applicable) and in such form and with such detail as Lender reasonably requires:

(1) within forty-five (45) days after the end of each first, second, and third calendar quarter, a statement of income and expenses for Borrower on a year-to-date basis as of the end of each calendar quarter;

(2) within one hundred twenty (120) days after the end of each calendar year:

(A) for any Borrower that is an entity, a statement of income and expenses and a statement of cash flows for such calendar year;

(B) for any Borrower that is an individual or a trust established for estate-planning purposes, a personal financial statement for such calendar year;

(C) when requested in writing by Lender, balance sheet(s) showing all assets and liabilities of Borrower and a statement of all contingent liabilities as of the end of such calendar year;

(D) if an energy consumption metric for the Mortgaged Property is required to be reported to any Governmental Authority, the Fannie Mae Energy Performance Metrics report, as generated by ENERGY STAR® Portfolio Manager, for the Mortgaged Property for such calendar year, which report must include the ENERGY STAR score, the Source Energy Use Intensity (EUI), the month and year ending period for such ENERGY STAR score and such Source Energy Use Intensity, and the ENERGY STAR Portfolio Manager Property Identification Number; provided that, if the Governmental Authority does not require the use of ENERGY STAR Portfolio Manager for the reporting of the energy consumption metric and Borrower does not use ENERGY STAR Portfolio Manager, then Borrower shall furnish to Lender the Source Energy Use Intensity for the Mortgaged Property for such calendar year;

(E) a written certification ratifying and affirming that:

(i) Borrower has taken no action in violation of Section 4.02(d) regarding its single asset status;

(ii) Borrower has received no notice of any building code violation, or if Borrower has received such notice, evidence of remediation;

(iii) Borrower has made no application for rezoning or received any notice that the Mortgaged Property has been or is being rezoned; and

(iv) Borrower has taken no action and has no knowledge of any action that would violate the provisions of Section 11.02(b)(1)(F) regarding liens encumbering the Mortgaged Property;

(F) an accounting of all security deposits held pursuant to all Leases, including the name of the institution (if any) and the names and identification numbers of the accounts (if any) in which such security deposits are held and the name of the person to contact at such financial institution, along with any authority or release necessary for Lender to access information regarding such accounts;

(G) written confirmation of:

(i) any changes occurring since the Effective Date (or that no such changes have occurred since the Effective Date) in (1) the direct owners of Borrower, (2) the indirect owners (and any non-member managers) of Borrower that Control Borrower (excluding any Publicly-Held Corporations or Publicly-Held Trusts), or (3) the indirect owners of Borrower that hold twenty-five percent (25%) or more of the ownership interests in Borrower (excluding any Publicly-Held Corporations or Publicly-Held Trusts), and their respective interests;

(ii) the names of all officers and directors of (1) any Borrower which is a corporation, (2) any corporation which is a general partner of any Borrower which is a partnership, or (3) any corporation which is the managing member or non-member manager of any Borrower which is a limited liability company; and

(iii) the names of all managers who are not members of (1) any Borrower which is a limited liability company, (2) any limited liability company which is a general partner of any Borrower which is a partnership, or (3) any limited liability company which is the managing member or non-member manager of any Borrower which is a limited liability company; and

(H) if not already provided pursuant to Section 8.02(b)(2)(A) above, a statement of income and expenses for Borrower's operation of the Mortgaged Property on a year-to-date basis as of the end of each calendar year;

(3) within forty-five (45) days after the end of each first, second, and third calendar quarter and within one hundred twenty (120) days after the end of each calendar year, and at any other time upon Lender's written request, a rent schedule for the Mortgaged Property showing the name of each tenant and for each tenant, the space occupied, the lease expiration date, the rent payable for the current month, the date through which rent has been paid, and any related information requested by Lender;

(4) upon Lender's written request, thereafter furnish to Lender within ten (10) Business Days after the end of each month, until the end of the Loan Term, complete and accurate rent schedule data for the Mortgaged Property;

(5) within thirty (30) days after Lender's written request (but, absent an Event of Default, no more frequently than once in any six (6) month period):

(A) any item described in Section 8.02(b)(1) or Section 8.02(b)(2);

(B) a property management or leasing report for the Mortgaged Property, showing the number of rental applications received from tenants or prospective tenants and deposits received from tenants or prospective tenants, and any other information requested by Lender for such period as requested by Lender;

(C) a statement of income and expenses for Borrower's operation of the Mortgaged Property on a year-to-date basis as of the end of each month for such period as requested by Lender;

(D) a statement of real estate owned directly or indirectly by Borrower and Guarantor for such period as requested by Lender;

(E) for any Guarantor:

(i) that is an entity, a statement of income and expenses and a statement of cash flows for the most recent available calendar year and any calendar quarters ending between the available year and the date of the request;

(ii) that is an individual, or a trust established for estate-planning purposes, a personal financial statement for the most recent available calendar year and any calendar quarters ending between the available year and the date of the request; and

(iii) balance sheet(s) showing all assets and liabilities of Guarantor and a statement of all contingent liabilities as of the end of the most recent available calendar year; and

(F) a statement that identifies the following for such period as requested by Lender:

(i) direct owners of Borrower and their respective interests;

(ii) indirect owners (and any non-member managers) of Borrower that Control Borrower (excluding any Publicly-Held Corporations or Publicly-Held Trusts) and their respective interests;

(iii) indirect owners of Borrower that hold twenty-five percent (25%) or more of the ownership interests in Borrower (excluding any Publicly-Held Corporations or Publicly-Held Trusts) and their respective interests; and

(iv) to the extent that the Persons identified in (i)-(iii) above do not own, in the aggregate, at least fifty percent (50%) of the indirect ownership interests in Borrower, additional indirect owners of Borrower sufficient to show an aggregate ownership interest of at least fifty percent (50%).

(c) Audited Financials.

In the event Borrower or Guarantor receives or obtains any audited financial statements and such financial statements are required to be delivered to Lender under Section 8.02(b), Borrower shall deliver or cause to be delivered to Lender the audited versions of such financial statements.

(d) Delivery of Books and Records.

If an Event of Default has occurred and is continuing, Borrower shall deliver to Lender, upon written demand, all books and records relating to the Mortgaged Property or its operation.

Section 8.03 Mortgage Loan Administration Matters Regarding Books and Records and Financial Reporting.

(a) Lender's Right to Obtain Audited Books and Records.

Lender may require that Borrower's or Guarantor's books and records be audited, at Borrower's expense, by an independent certified public accountant selected by Lender in order to produce or audit any statements, schedules, and reports of Borrower, Guarantor, or the Mortgaged Property required by Section 8.02, if:

(1) Borrower or Guarantor fails to provide in a timely manner the statements, schedules, and reports required by Section 8.02 and, thereafter, Borrower or Guarantor fails to provide such statements, schedules, and reports within the cure period provided in Section 14.01(c);

(2) the statements, schedules, and reports submitted to Lender pursuant to Section 8.02 are not full, complete, and accurate in all material respects as determined by Lender and, thereafter, Borrower or Guarantor fails to provide such statements, schedules, and reports within the cure period provided in Section 14.01(c); or

(3) an Event of Default has occurred and is continuing.

Notwithstanding the foregoing, the ability of Lender to require the delivery of audited financial statements shall be limited to not more than once per Borrower's fiscal year so long as no Event of Default has occurred during such fiscal year (or any event which, with the giving of written notice or the passage of time, or both, would constitute an Event of Default has occurred and is continuing). Borrower shall cooperate with Lender in order to satisfy the provisions of this Section 8.03(a). All related costs and expenses of Lender shall become due and payable by Borrower within ten (10) Business Days after demand therefor.

(b) Credit Reports; Credit Score.

No more often than once in any twelve (12) month period, Lender is authorized to obtain a credit report (if applicable) on Borrower or Guarantor, the cost of which report shall be paid by Borrower. Lender is authorized to obtain a Credit Score (if applicable) for Borrower or Guarantor at any time at Lender's expense.

ARTICLE 9 - INSURANCE

Section 9.01 Representations and Warranties.

The representations and warranties made by Borrower to Lender in this Section 9.01 are made as of the Effective Date and are true and correct except as disclosed on the Exceptions to Representations and Warranties Schedule.

(a) Compliance with Insurance Requirements.

Borrower is in compliance with Lender's insurance requirements (or has obtained a written waiver from Lender for any non-compliant coverage) and has timely paid all premiums on all required insurance policies.

(b) Property Condition.

(1) The Mortgaged Property has not been damaged by fire, water, wind, or other cause of loss; or

(2) if previously damaged, any previous damage to the Mortgaged Property has been repaired and the Mortgaged Property has been fully restored.

Section 9.02 Covenants.

(a) Insurance Requirements.

(1) As required by Lender and applicable law, and as may be modified from time to time, Borrower shall:

(A) keep the Improvements insured at all times against any hazards, which insurance shall include coverage against loss by fire and all other perils

insured by the "special causes of loss" coverage form, general boiler and machinery coverage, business income coverage, and flood (if any of the Improvements are located in an area identified by the Federal Emergency Management Agency (or any successor) as an area having special flood hazards and to the extent flood insurance is available in that area), and may include sinkhole insurance, mine subsidence insurance, earthquake insurance, terrorism insurance, windstorm insurance and, if the Mortgaged Property does not conform to applicable building, zoning, or land use laws, ordinance and law coverage;

(B) maintain at all times commercial general liability insurance, workmen's compensation insurance, and such other liability, errors and omissions, and fidelity insurance coverage; and

(C) maintain builder's risk and public liability insurance, and other insurance in connection with completing the Repairs or Replacements, as applicable.

(b) Delivery of Policies, Renewals, Notices, and Proceeds.

Borrower shall:

(1) cause all insurance policies (including any policies not otherwise required by Lender) which can be endorsed with standard non-contributing, non-reporting mortgagee clauses making loss payable to Lender (or Lender's assigns) to be so endorsed;

(2) promptly deliver to Lender a copy of all renewal and other notices received by Borrower with respect to the policies and all receipts for paid premiums;

(3) deliver evidence, in form and content acceptable to Lender, that each required insurance policy under this Article 9 has been renewed not less than fifteen (15) days prior to the applicable expiration date, and (if such evidence is other than an original or duplicate original of a renewal policy) deliver the original or duplicate original of each renewal policy (or such other evidence of insurance as may be required by or acceptable to Lender) in form and content acceptable to Lender within ninety (90) days after the applicable expiration date of the original insurance policy;

(4) provide immediate written notice to the insurance company and to Lender of any event of loss;

(5) execute such further evidence of assignment of any insurance proceeds as Lender may require; and

(6) provide immediate written notice to Lender of Borrower's receipt of any insurance proceeds under any insurance policy required by Section 9.02(a)(1) above and, if requested by Lender, deliver to Lender all of such proceeds received by Borrower to be applied by Lender in accordance with this Article 9.

Section 9.03 Mortgage Loan Administration Matters Regarding Insurance.

(a) Lender's Ongoing Insurance Requirements.

Borrower acknowledges that Lender's insurance requirements may change from time to time. All insurance policies and renewals of insurance policies required by this Loan Agreement shall be:

(1) in the form and with the terms required by Lender;

(2) in such amounts, with such maximum deductibles and for such periods required by Lender; and

(3) issued by insurance companies satisfactory to Lender.

BORROWER ACKNOWLEDGES THAT ANY FAILURE OF BORROWER TO COMPLY WITH THE REQUIREMENTS SET FORTH IN SECTION 9.02(a) OR SECTION 9.02(b)(3) ABOVE SHALL PERMIT LENDER TO PURCHASE THE APPLICABLE INSURANCE AT BORROWER'S COST. SUCH INSURANCE MAY, BUT NEED NOT, PROTECT BORROWER'S INTERESTS. THE COVERAGE THAT LENDER PURCHASES MAY NOT PAY ANY CLAIM THAT BORROWER MAKES OR ANY CLAIM THAT IS MADE AGAINST BORROWER IN CONNECTION WITH THE MORTGAGED PROPERTY. IF LENDER PURCHASES INSURANCE FOR THE MORTGAGED PROPERTY AS PERMITTED HEREUNDER, BORROWER WILL BE RESPONSIBLE FOR THE COSTS OF THAT INSURANCE, INCLUDING INTEREST AT THE DEFAULT RATE AND ANY OTHER CHARGES LENDER MAY IMPOSE IN CONNECTION WITH THE PLACEMENT OF THE INSURANCE UNTIL THE EFFECTIVE DATE OF THE CANCELLATION OR THE EXPIRATION OF THE INSURANCE. THE COSTS OF THE INSURANCE SHALL BE ADDED TO BORROWER'S TOTAL OUTSTANDING BALANCE OR OBLIGATION AND SHALL CONSTITUTE ADDITIONAL INDEBTEDNESS. THE COSTS OF THE INSURANCE MAY BE MORE THAN THE COST OF INSURANCE BORROWER MAY BE ABLE TO OBTAIN ON ITS OWN. BORROWER MAY LATER CANCEL ANY INSURANCE PURCHASED BY LENDER, BUT ONLY AFTER PROVIDING EVIDENCE THAT BORROWER HAS OBTAINED INSURANCE AS REQUIRED BY THIS LOAN AGREEMENT AND THE OTHER LOAN DOCUMENTS.

(b) Application of Proceeds on Event of Loss.

(1) Upon an event of loss, Lender may, at Lender's option:

(A) hold such proceeds in the Restoration Reserve Account to be applied to reimburse Borrower for the cost of Restoration in accordance with Article 13 and Lender's then-current policies relating to the restoration of casualty damage on similar multifamily residential properties; or

(B) apply such proceeds to the payment of the Indebtedness, whether or not then due; provided, however, Lender shall not apply insurance proceeds to the payment of the Indebtedness and shall permit Restoration pursuant to Section 9.03(b)(1)(A) if all of the following conditions are met:

(i) no Event of Default has occurred and is continuing (or any event which, with the giving of written notice or the passage of time, or both, would constitute an Event of Default has occurred and is continuing);

(ii) Lender determines that the combination of insurance proceeds and amounts provided by Borrower will be sufficient funds to complete the Restoration;

(iii) Lender determines that the Net Cash Flow generated by the Mortgaged Property after completion of the Restoration will be sufficient to support a debt service coverage ratio not less than the debt service coverage ratio immediately prior to the event of loss, but in no event less than 1.0x (the debt service coverage ratio shall be calculated on a thirty (30) year amortizing basis (if applicable, on a *proforma* basis approved by Lender) in all events and shall include all operating costs and other expenses, Imposition Deposits, deposits to Collateral Accounts, and Mortgage Loan repayment obligations);

(iv) Lender determines that the Restoration will be completed before the earlier of (1) one (1) year before the stated Maturity Date, or (2) one (1) year after the date of the loss or casualty; and

(v) Borrower provides Lender, upon written request, evidence of the availability during and after the Restoration of the insurance required to be maintained pursuant to this Loan Agreement.

(2) Notwithstanding the foregoing, if any loss is estimated to be in an amount equal to or less than $75,000, Lender shall not exercise its rights and remedies as power-of-attorney herein and shall allow Borrower to make proof of loss, to adjust and compromise any claims under policies of property damage insurance, to appear in and prosecute any action arising from such policies of property damage insurance, and to collect and receive the proceeds of property damage insurance; provided that each of the following conditions shall be satisfied:

(A) Borrower shall immediately notify Lender of the casualty giving rise to the claim;

(B) no Event of Default has occurred and is continuing (or any event which, with the giving of written notice or the passage of time, or both, would constitute an Event of Default has occurred and is continuing);

(C) the Restoration will be completed before the earlier of (i) one (1) year before the stated Maturity Date, or (ii) one (1) year after the date of the loss or casualty;

(D) Lender determines that the combination of insurance proceeds and amounts provided by Borrower will be sufficient funds to complete the Restoration;

(E) all proceeds of property damage insurance shall be issued in the form of joint checks to Borrower and Lender;

(F) all proceeds of property damage insurance shall be applied to the Restoration;

(G) Borrower shall deliver to Lender evidence satisfactory to Lender of completion of the Restoration and obtainment of all lien releases;

(H) Borrower shall have complied to Lender's satisfaction with the foregoing requirements on any prior claims subject to this provision, if any; and

(I) Lender shall have the right to inspect the Mortgaged Property (subject to the rights of tenants under the Leases).

(3) If Lender elects to apply insurance proceeds to the Indebtedness in accordance with the terms of this Loan Agreement, Borrower shall not be obligated to restore or repair the Mortgaged Property. Rather, Borrower shall restrict access to the damaged portion of the Mortgaged Property and, at its expense and regardless of whether such costs are covered by insurance, clean up any debris resulting from the casualty event, and, if required or otherwise permitted by Lender, demolish or raze any remaining part of the damaged Mortgaged Property to the extent necessary to keep and maintain the Mortgaged Property in a safe, habitable, and marketable condition. Nothing in this Section 9.03(b) shall affect any of Lender's remedial rights against Borrower in connection with a breach by Borrower of any of its obligations under this Loan Agreement or under any Loan Document, including any failure to timely pay Monthly Debt Service Payments or maintain the insurance coverage(s) required by this Loan Agreement.

(c) Payment Obligations Unaffected.

The application of any insurance proceeds to the Indebtedness shall not extend or postpone the Maturity Date, or the due date or the full payment of any Monthly Debt Service Payment, Monthly Replacement Reserve Deposit, or any other installments referred to in this Loan Agreement or in any other Loan Document. Notwithstanding the foregoing, if Lender applies insurance proceeds to the Indebtedness in connection with a casualty of less than the entire Mortgaged Property, and after such application of proceeds the debt service coverage ratio (as determined by Lender) is less than 1.25x based on the then-applicable Monthly Debt Service Payment and the anticipated ongoing Net Cash Flow of the Mortgaged Property after such casualty event, then Lender may, at its discretion, permit an adjustment to the Monthly Debt Service

Payments that become due and owing thereafter, based on Lender's then-current underwriting requirements. In no event shall the preceding sentence obligate Lender to make any adjustment to the Monthly Debt Service Payments.

(d) Foreclosure Sale.

If the Mortgaged Property is transferred pursuant to a Foreclosure Event or Lender otherwise acquires title to the Mortgaged Property, Borrower acknowledges that Lender shall automatically succeed to all rights of Borrower in and to any insurance policies and unearned insurance premiums applicable to the Mortgaged Property and in and to the proceeds resulting from any damage to the Mortgaged Property prior to such Foreclosure Event or such acquisition.

(e) Appointment of Lender as Attorney-In-Fact.

Borrower hereby authorizes and appoints Lender as attorney-in-fact pursuant to Section 14.03(c).

ARTICLE 10 - CONDEMNATION

Section 10.01 Representations and Warranties.

The representations and warranties made by Borrower to Lender in this Section 10.01 are made as of the Effective Date and are true and correct except as disclosed on the Exceptions to Representations and Warranties Schedule.

(a) Prior Condemnation Action.

No part of the Mortgaged Property has been taken in connection with a Condemnation Action.

(b) Pending Condemnation Actions.

No Condemnation Action is pending or, to Borrower's knowledge, is threatened for the partial or total condemnation or taking of the Mortgaged Property.

Section 10.02 Covenants.

(a) Notice of Condemnation.

Borrower shall:

(1) promptly notify Lender of any Condemnation Action of which Borrower has knowledge;

(2) appear in and prosecute or defend, at its own cost and expense, any action or proceeding relating to any Condemnation Action, including any defense of Lender's

interest in the Mortgaged Property tendered to Borrower by Lender, unless otherwise directed by Lender in writing; and

(3) execute such further evidence of assignment of any condemnation award in connection with a Condemnation Action as Lender may require.

(b) Condemnation Proceeds.

Borrower shall pay to Lender all awards or proceeds of a Condemnation Action promptly upon receipt.

Section 10.03 Mortgage Loan Administration Matters Regarding Condemnation.

(a) Application of Condemnation Awards.

Lender may apply any awards or proceeds of a Condemnation Action, after the deduction of Lender's expenses incurred in the collection of such amounts, to:

(1) the restoration or repair of the Mortgaged Property, if applicable;

(2) the payment of the Indebtedness, with the balance, if any, paid to Borrower;

or

(3) Borrower.

(b) Payment Obligations Unaffected.

The application of any awards or proceeds of a Condemnation Action to the Indebtedness shall not extend or postpone the Maturity Date, or the due date or the full payment of any Monthly Debt Service Payment, Monthly Replacement Reserve Deposit, or any other installments referred to in this Loan Agreement or in any other Loan Document.

(c) Appointment of Lender as Attorney-In-Fact.

Borrower hereby authorizes and appoints Lender as attorney-in-fact pursuant to Section 14.03(c).

(d) Preservation of Mortgaged Property.

If a Condemnation Action results in or from damage to the Mortgaged Property and Lender elects to apply the proceeds or awards from such Condemnation Action to the Indebtedness in accordance with the terms of this Loan Agreement, Borrower shall not be obligated to restore or repair the Mortgaged Property. Rather, Borrower shall restrict access to any portion of the Mortgaged Property which has been damaged or destroyed in connection with such Condemnation Action and, at Borrower's expense and regardless of whether such costs are covered by insurance, clean up any debris resulting in or from the Condemnation Action, and, if required by any Governmental Authority or otherwise permitted by Lender, demolish or raze any remaining part

of the damaged Mortgaged Property to the extent necessary to keep and maintain the Mortgaged Property in a safe, habitable, and marketable condition. Nothing in this Section 10.03(d) shall affect any of Lender's remedial rights against Borrower in connection with a breach by Borrower of any of its obligations under this Loan Agreement or under any Loan Document, including any failure to timely pay Monthly Debt Service Payments or maintain the insurance coverage(s) required by this Loan Agreement.

ARTICLE 11 - LIENS, TRANSFERS, AND ASSUMPTIONS

Section 11.01 Representations and Warranties.

The representations and warranties made by Borrower to Lender in this Section 11.01 are made as of the Effective Date and are true and correct except as disclosed on the Exceptions to Representations and Warranties Schedule.

(a) No Labor or Materialmen's Claims.

All parties furnishing labor and materials on behalf of Borrower have been paid in full. There are no mechanics' or materialmen's liens (whether filed or unfiled) outstanding for work, labor, or materials (and no claims or work outstanding that under applicable law could give rise to any such mechanics' or materialmen's liens) affecting the Mortgaged Property, whether prior to, equal with, or subordinate to the lien of the Security Instrument.

(b) No Other Interests.

No Person:

(1) other than Borrower has any possessory ownership or interest in the Mortgaged Property or right to occupy the same except under and pursuant to the provisions of existing Leases, the material terms of all such Leases having been previously disclosed in writing to Lender; or

(2) has an option, right of first refusal, or right of first offer (except as required by applicable law) to purchase the Mortgaged Property, or any interest in the Mortgaged Property.

Section 11.02 Covenants.

(a) Liens; Encumbrances.

Borrower shall not permit the grant, creation, or existence of any Lien, whether voluntary, involuntary, or by operation of law, on all or any portion of the Mortgaged Property (including any voluntary, elective, or non-compulsory tax lien or assessment pursuant to a voluntary, elective, or non-compulsory special tax district or similar regime) other than:

(1) Permitted Encumbrances;

(2) the creation of:

(A) any tax lien, municipal lien, utility lien, mechanics' lien, materialmen's lien, or judgment lien against the Mortgaged Property if bonded off, released of record, or otherwise remedied to Lender's satisfaction within sixty (60) days after the earlier of the date Borrower has actual notice or constructive notice of the existence of such lien; or

(B) any mechanics' or materialmen's liens which attach automatically under the laws of any Governmental Authority upon the commencement of any work upon, or delivery of any materials to, the Mortgaged Property and for which Borrower is not delinquent in the payment for any such work or materials; and

(3) the lien created by, or (in connection with Permitted Equipment Financing) permitted under, the Loan Documents.

(b) Transfers.

(1) Mortgaged Property.

Borrower shall not Transfer, or cause or permit a Transfer of, all or any part of the Mortgaged Property (including any interest in the Mortgaged Property) other than:

(A) a Transfer to which Lender has consented in writing;

(B) Leases permitted pursuant to the Loan Documents;

(C) [reserved];

(D) a Transfer of obsolete or worn out Personalty or Fixtures that are contemporaneously replaced by items of equal or better function and quality (unless such items are no longer required in connection with operation of the Mortgaged Property) which are free of Liens (other than those created by the Loan Documents);

(E) the grant of an easement, servitude, or restrictive covenant to which Lender has consented, and Borrower has paid to Lender, upon demand, all costs and expenses incurred by Lender in connection with reviewing Borrower's request (including reasonable attorneys' fees and a $5,000 review fee, which shall be in lieu of any other Review Fee or Transfer Fee);

(F) a lien permitted pursuant to Section 11.02(a) of this Loan Agreement; or

(G) the conveyance of the Mortgaged Property following a Foreclosure Event.

(2) Interests in Borrower, Key Principal, or Guarantor.

Other than a Transfer to which Lender has consented in writing, Borrower shall not Transfer, or cause or permit to be Transferred:

(A) any direct or indirect ownership interest in Borrower, Key Principal, or Guarantor (if applicable) if such Transfer would cause a change in Control;

(B) a direct or indirect Restricted Ownership Interest in Borrower, Key Principal, or Guarantor (if applicable);

(C) fifty percent (50%) or more of Key Principal's or Guarantor's direct or indirect ownership interests in Borrower that existed on the Effective Date (individually or on an aggregate basis);

(D) any direct or indirect ownership interest in Borrower, Key Principal, or Guarantor (if applicable) if such Transfer would result in a violation of Section 4.02(b); or

(E) the economic benefits or rights to cash flows attributable to any ownership interest in Borrower, Key Principal, or Guarantor (if applicable) separate from the Transfer of the underlying ownership interest if the Transfer of the underlying ownership interest is prohibited by this Loan Agreement.

Notwithstanding the foregoing, if a Publicly-Held Corporation or a Publicly-Held Trust Controls Borrower, Key Principal, or Guarantor, or owns a direct or indirect Restricted Ownership Interest in Borrower, Key Principal, or Guarantor, a Transfer of any ownership interest in such Publicly-Held Corporation or Publicly-Held Trust shall not be prohibited under this Loan Agreement as long as (i) such Transfer does not result in a conversion of such Publicly-Held Corporation or Publicly-Held Trust to a privately held entity, and (ii) Borrower provides written notice to Lender not later than thirty (30) days thereafter of any such Transfer that results in any Person owning ten percent (10%) or more of the ownership interests in such Publicly-Held Corporation or Publicly-Held Trust.

(3) Transfers of Non-Controlling Interests.

Transfers of direct or indirect limited partnership or non-managing member interests in Borrower that result in a Transfer of fifty percent (50%) or more of the limited partnership or non-managing membership interests shall be consented to by Lender if such Transfer satisfies the following conditions:

(A) Key Principal or Guarantor (as applicable) Controls Borrower with the same rights and abilities as Key Principal or Guarantor (as applicable) Controls Borrower immediately prior to the date of such Transfer;

(B) such Transfer does not violate the requirements of Section 11.02(b)(2)(C) or Section 11.02(b)(2)(D);

(C) Borrower shall provide Lender not less than thirty (30) days prior written notice of the proposed Transfer and obtain Lender's approval;

(D) Borrower shall provide with its notice to Lender an organizational chart reflecting, and all organizational documents relevant to, the proposed Transfer;

(E) Borrower shall provide with its notice to Lender a certification that no change of Control of Borrower, Key Principal, or Guarantor (as applicable) shall occur as a result of such Transfer;

(F) if any Person will own twenty-five percent (25%) or more of the direct or indirect ownership interests in Borrower that did not own twenty-five percent (25%) or more before the Transfer, such Person shall not, as of the date of the Transfer, be a Prohibited Person;

(G) Borrower shall pay to Lender:

(i) concurrently with its notice to Lender, the Review Fee plus a transfer fee of $25,000, which shall be in lieu of any other Transfer Fee; and

(ii) upon demand, any out-of-pocket costs and expenses, including reasonable attorneys' fees and expenses, incurred by Lender in connection with its review of the Transfer request; and

(H) Borrower shall execute upon demand such documents or certifications as Lender reasonably requires in order to confirm the post-transfer ownership structure, compliance with the stated conditions, and any other relevant factual matter.

(4) Name Change or Entity Conversion.

Lender shall consent to Borrower changing its name, changing its jurisdiction of organization, or converting from one type of legal entity into another type of legal entity for any lawful purpose, provided that:

(A) Lender receives written notice at least thirty (30) days prior to such change or conversion, which notice shall include organizational charts that reflect the structure of Borrower both prior to and subsequent to such name change or entity conversion;

(B) such Transfer is not otherwise prohibited under the provisions of Section 11.02(b)(2);

(C) Borrower executes an amendment to this Loan Agreement and any other Loan Documents required by Lender documenting the name change or entity conversion;

(D) Borrower agrees and acknowledges, at Borrower's expense, that (i) Borrower will execute and record in the land records any instrument required by the Property Jurisdiction to be recorded to evidence such name change or entity conversion (or provide Lender with written confirmation from the title company (via electronic mail or letter) that no such instrument is required), (ii) Borrower will execute any additional documents required by Lender, including the amendment to this Loan Agreement, and allow such documents to be recorded or filed in the land records of the Property Jurisdiction, (iii) Lender will obtain a "date down" endorsement to the Lender's Title Policy (or obtain a new Title Policy if a "date down" endorsement is not available in the Property Jurisdiction), evidencing title to the Mortgaged Property being in the name of the successor entity and the Lien of the Security Instrument against the Mortgaged Property, and (iv) Lender will file any required UCC-3 financing statement and make any other filing deemed necessary to maintain the priority of its Liens on the Mortgaged Property; and

(E) no later than ten (10) days subsequent to such name change or entity conversion, Borrower shall provide Lender (i) the documentation filed with the appropriate office in Borrower's state of formation evidencing such name change or entity conversion, (ii) copies of the organizational documents of Borrower, including any amendments, filed with the appropriate office in Borrower's state of formation reflecting the post-conversion Borrower name, form of organization, and structure, and (iii) if available, new certificates of good standing or valid formation for Borrower.

(5) No Delaware Statutory Trust or Series LLC Conversion.

Notwithstanding any provisions herein to the contrary, no Borrower, Guarantor, or Key Principal shall convert to a Delaware Statutory Trust or a series limited liability company.

(6) Plans of Division.

Borrower shall not Divide. Lender shall consent to a Division by Guarantor or Key Principal provided that:

(A) Lender receives written notice at least thirty (30) days prior to the effective date of such Division, which notice shall include (i) a certification acceptable to Lender that such Division is not otherwise prohibited under the provisions of Article 11, (ii) a copy of the plan of division, and (iii) organizational

charts that reflect the organizational structure of Borrower, Guarantor, and Key Principal both prior to and subsequent to such Division;

(B) no later than ten (10) days subsequent to such Division, Borrower shall provide Lender (i) the certificate of division or such other documentation filed with the appropriate office evidencing such Division, (ii) copies of the organizational documents of Borrower (if amended), Guarantor, and Key Principal, including any amendments thereto, that reflect the post-Division organizational structure, and (iii) new certificates of good standing or valid formation for Borrower (if amended), Guarantor, and Key Principal; and

(C) Borrower has paid to Lender, upon demand, all costs and expenses incurred by Lender in connection with reviewing Borrower's request (including reasonable attorneys' fees and a $25,000 review fee, which shall be in lieu of any other Review Fee or Transfer Fee).

(c) No Other Indebtedness.

Other than the Mortgage Loan, Borrower shall not incur or be obligated at any time with respect to any loan or other indebtedness (except Permitted Equipment Financing and trade payables as otherwise permitted in this Loan Agreement), including any indebtedness secured by a Lien on, or the cash flows from, the Mortgaged Property.

(d) No Mezzanine Financing or Preferred Equity.

Neither Borrower nor any direct or indirect owner of Borrower shall: (1) incur any Mezzanine Debt other than Permitted Mezzanine Debt; (2) issue any Preferred Equity other than Permitted Preferred Equity; or (3) incur any similar indebtedness or issue any similar equity.

Section 11.03 Mortgage Loan Administration Matters Regarding Liens, Transfers, and Assumptions.

(a) Assumption of Mortgage Loan.

Lender shall consent to a Transfer of the Mortgaged Property to and an assumption of the Mortgage Loan by a new borrower if each of the following conditions is satisfied prior to the Transfer:

(1) Borrower has submitted to Lender all information required by Lender to make the determination required by this Section 11.03(a);

(2) no Event of Default has occurred and is continuing, and no event which, with the giving of written notice or the passage of time, or both, would constitute an Event of Default has occurred and is continuing;

(3) Lender determines that:

(A) the proposed new borrower, new key principal, and any other new guarantor fully satisfy all of Lender's then-applicable borrower, key principal, or guarantor eligibility, credit, management, and other loan underwriting standards, which shall include an analysis of (i) the previous relationships between Lender and the proposed new borrower, new key principal, new guarantor, and any Person in Control of them, and the organization of the new borrower, new key principal, and new guarantor (if applicable), and (ii) the operating and financial performance of the Mortgaged Property, including physical condition and occupancy;

(B) none of the proposed new borrower, new key principal, and any new guarantor, or any owners of the proposed new borrower, new key principal, and any new guarantor, are a Prohibited Person, and such Transfer would not result in a violation of the requirements of Section 11.02(b)(2)(D); and

(C) none of the proposed new borrower, new key principal, and any new guarantor (if any of such are entities) shall have an organizational existence termination date that ends before the Maturity Date;

(4) [reserved];

(5) the proposed new borrower has:

(A) executed an assumption agreement acceptable to Lender that, among other things, requires the proposed new borrower to assume and perform all obligations of Borrower (or any other transferor), and that may require that the new borrower comply with any provisions of any Loan Document which previously may have been waived by Lender for Borrower, subject to the terms of Section 11.03(g);

(B) if required by Lender, delivered to the title company for filing and/or recording in all applicable jurisdictions, all applicable Loan Documents including the assumption agreement to correctly evidence the assumption and the confirmation, continuation, perfection, and priority of the Liens created hereunder and under the other Loan Documents; and

(C) delivered to Lender a "date-down" endorsement to the Title Policy acceptable to Lender (or a new title insurance policy if a "date-down" endorsement is not available);

(6) one or more individuals or entities acceptable to Lender as new guarantors have executed and delivered to Lender:

(A) an assumption agreement acceptable to Lender that requires the new guarantor to assume and perform all obligations of Guarantor under any Guaranty given in connection with the Mortgage Loan; or

(B) a substitute Non-Recourse Guaranty and other substitute guaranty in a form acceptable to Lender;

(7) Lender has reviewed and approved the Transfer documents;

(8) Lender has received the fees described in Section 11.03(g); and

(9) with respect to any MBS trust that directly or indirectly holds the Mortgage Loan and issues MBS that are outstanding, the Transfer shall not result in an Adverse Tax Event.

(b) Transfers to Key Principal-Owned Affiliates or Guarantor-Owned Affiliates.

(1) Except as otherwise covered in Section 11.03(b)(2) below, Transfers of direct or indirect ownership interests in Borrower to Key Principal or Guarantor, or to a transferee through which Key Principal or Guarantor (as applicable) Controls Borrower with the same rights and abilities as Key Principal or Guarantor (as applicable) Controls Borrower immediately prior to the date of such Transfer, shall be consented to by Lender if such Transfer satisfies the applicable requirements of Section 11.03(a) as they would relate to such transferee, other than Section 11.03(a)(5).

(2) Transfers of direct or indirect interests in Borrower held by a Key Principal or Guarantor to other Key Principals or Guarantors, as applicable, shall be consented to by Lender if such Transfer satisfies the following conditions:

(A) the Transfer does not cause a change in the Control of Borrower; and

(B) the transferor Key Principal or Guarantor maintains the same right and ability to Control Borrower as existed prior to the Transfer.

If the conditions set forth in this Section 11.03(b) are satisfied, the Transfer Fee shall be waived provided Borrower shall pay the Review Fee and out-of-pocket costs set forth in Section 11.03(g).

(c) Estate Planning.

Notwithstanding the provisions of Section 11.02(b)(2), so long as (1) the Transfer does not cause a change in the Control of Borrower, and (2) Key Principal and Guarantor, as applicable, maintain the same right and ability to Control Borrower as existed prior to the Transfer, Lender shall consent to Transfers of direct or indirect ownership interests in Borrower and Transfers of direct or indirect ownership interests in an entity Key Principal or entity Guarantor to:

(A) Immediate Family Members of such transferor, each of whom must have obtained the legal age of majority;

(B) United States domiciled trusts established for the benefit of the transferor or Immediate Family Members of the transferor; or

(C) partnerships or limited liability companies of which the partners or members, respectively, are comprised entirely of (i) such transferor and Immediate Family Members (each of whom must have obtained the legal age of majority) of such transferor, (ii) Immediate Family Members (each of whom must have obtained the legal age of majority) of such transferor, or (iii) United States domiciled trusts established for the benefit of the transferor or Immediate Family Members of the transferor.

If the conditions set forth in this Section 11.03(c) are satisfied, the Transfer Fee shall be waived provided Borrower shall pay the Review Fee and out-of-pocket costs set forth in Section 11.03(g).

(d) Termination or Revocation of Trust.

If any of Borrower, Guarantor, or Key Principal is a trust, or if Control of Borrower, Guarantor, or Key Principal is Transferred or if a Restricted Ownership Interest in Borrower, Guarantor, or Key Principal would be Transferred due to the termination or revocation of a trust, the termination or revocation of such trust is an unpermitted Transfer; provided that the termination or revocation of the trust due to the death of an individual trustor shall not be considered an unpermitted Transfer so long as:

(1) Lender is notified within thirty (30) days of the death; and

(2) such Borrower, Guarantor, Key Principal, or other Person, as applicable, is replaced with an individual or entity acceptable to Lender, in accordance with the provisions of Section 11.03(a) within ninety (90) days of the date of the death causing the termination or revocation.

If the conditions set forth in this Section 11.03(d) are satisfied, the Transfer Fee shall be waived; provided Borrower shall pay the Review Fee and out-of-pocket costs set forth in Section 11.03(g).

(e) Death of Key Principal or Guarantor; Transfer Due to Death.

(1) If a Key Principal or Guarantor that is a natural person dies, or if Control of Borrower, Guarantor, or Key Principal is Transferred, or if a Restricted Ownership Interest in Borrower, Guarantor, or Key Principal would be Transferred as a result of the death of a Person (except in the case of trusts which is addressed in Section 11.03(d)), Borrower must notify Lender in writing within ninety (90) days in the event of such death. Unless waived in writing by Lender, the deceased shall be replaced by an individual or entity within one hundred eighty (180) days, subject to Borrower's satisfaction of the following conditions:

(A) Borrower has submitted to Lender all information required by Lender to make the determination required by this Section 11.03(e);

(B) Lender determines that, if applicable:

(i) any proposed new key principal and any other new guarantor (or Person Controlling such new key principal or new guarantor) fully satisfies all of Lender's then-applicable key principal or guarantor eligibility, credit, management, and other loan underwriting standards (including any standards with respect to previous relationships between Lender and the proposed new key principal and new guarantor (or Person Controlling such new key principal or new guarantor) and the organization of the new key principal and new guarantor);

(ii) none of any proposed new key principal or any new guarantor, or any owners of the proposed new key principal or any new guarantor, is a Prohibited Person, and such Transfer would not result in a violation of the requirements of Section 11.02(b)(2)(D); and

(iii) none of any proposed new key principal or any new guarantor (if any of such are entities) shall have an organizational existence termination date that ends before the Maturity Date; and

(C) if applicable, one or more individuals or entities acceptable to Lender as new guarantors have executed and delivered to Lender:

(i) an assumption agreement acceptable to Lender that requires the new guarantor to assume and perform all obligations of Guarantor under any Guaranty given in connection with the Mortgage Loan; or

(ii) a substitute Non-Recourse Guaranty and other substitute guaranty in a form acceptable to Lender.

(2) In the event a replacement Key Principal, Guarantor, or other Person is required by Lender due to the death described in this Section 11.03(e), and such replacement has not occurred within such period, the period for replacement may be extended by Lender to a date not more than one (1) year from the date of such death; however, Lender may require as a condition to any such extension that:

(A) the then-current property manager be replaced with a property manager reasonably acceptable to Lender (or if a property manager has not been previously engaged, a property manager reasonably acceptable to Lender be engaged); or

(B) a lockbox agreement or similar cash management arrangement (with the property manager) reasonably acceptable to Lender during such extended replacement period be instituted.

If the conditions set forth in this Section 11.03(e) are satisfied, the Transfer Fee shall be waived, provided Borrower shall pay the Review Fee and out-of-pocket costs set forth in Section 11.03(g).

(f) Bankruptcy of Guarantor.

(1) Upon the occurrence of any Guarantor Bankruptcy Event, unless waived in writing by Lender, the applicable Guarantor shall be replaced by an individual or entity within ninety (90) days of such Guarantor Bankruptcy Event, subject to Borrower's satisfaction of the following conditions:

(A) Borrower has submitted to Lender all information required by Lender to make the determination required by this Section 11.03(f);

(B) Lender determines that:

(i) the proposed new guarantor fully satisfies all of Lender's then-applicable guarantor eligibility, credit, management, and other loan underwriting standards (including any standards with respect to previous relationships between Lender and the proposed new guarantor and the organization of the new guarantor (if applicable));

(ii) no new guarantor is a Prohibited Person, and such Transfer would not result in a violation of the requirements of Section 11.02(b)(2)(D); and

(iii) no new guarantor (if any of such are entities) shall have an organizational existence termination date that ends before the Maturity Date; and

(C) one or more individuals or entities acceptable to Lender as new guarantors have executed and delivered to Lender:

(i) an assumption agreement acceptable to Lender that requires the new guarantor to assume and perform all obligations of Guarantor under any Guaranty given in connection with the Mortgage Loan; or

(ii) a substitute Non-Recourse Guaranty and other substitute guaranty in a form acceptable to Lender.

(2) In the event a replacement Guarantor is required by Lender due to the Guarantor Bankruptcy Event described in this Section 11.03(f), and such replacement has not occurred within such period, the period for replacement may be extended by Lender in its discretion; however, Lender may require as a condition to any such extension that:

(A) the then-current property manager be replaced with a property manager reasonably acceptable to Lender (or if a property manager has not been

previously engaged, a property manager reasonably acceptable to Lender be engaged); or

(B) a lockbox agreement or similar cash management arrangement (with the property manager) reasonably acceptable to Lender during such extended replacement period be instituted.

If the conditions set forth in this Section 11.03(f) are satisfied, the Transfer Fee shall be waived, provided Borrower shall pay the Review Fee and out-of-pocket costs set forth in Section 11.03(g).

(g) Further Conditions to Transfers and Assumption.

(1) In connection with any Transfer of the Mortgaged Property, or an ownership interest in Borrower, Key Principal, or Guarantor for which Lender's approval is required under this Loan Agreement (including Section 11.03(a)), Lender may, as a condition to any such approval, require:

(A) additional collateral, guaranties, or other credit support to mitigate any risks concerning the proposed transferee or the performance or condition of the Mortgaged Property;

(B) amendment of the Loan Documents to delete or modify any specially negotiated terms or provisions previously granted for the exclusive benefit of original Borrower, Key Principal, or Guarantor and to restore the original provisions of the standard Fannie Mae form multifamily loan documents, to the extent such provisions were previously modified or to avoid the occurrence of an Adverse Tax Event;

(C) a modification to the amounts required to be deposited into the Reserve/Escrow Account pursuant to the terms of Section 13.02(a)(3)(B);

(D) with respect to any MBS trust that directly or indirectly holds the Mortgage Loan and issues MBS that are outstanding, the Transfer shall not result in an Adverse Tax Event; or

(E) the Transfer would not violate the requirements of Section 11.02(b)(2)(D).

(2) In connection with any request by Borrower for consent to a Transfer, Borrower shall pay to Lender upon demand:

(A) the Transfer Fee (to the extent charged by Lender);

(B) the Review Fee (regardless of whether Lender approves or denies such request); and

(C) all of Lender's out-of-pocket costs (including reasonable attorneys' fees) incurred in reviewing the Transfer request, regardless of whether Lender approves or denies such request.

ARTICLE 12 - IMPOSITIONS

Section 12.01 Representations and Warranties.

The representations and warranties made by Borrower to Lender in this Section 12.01 are made as of the Effective Date and are true and correct except as disclosed on the Exceptions to Representations and Warranties Schedule.

(a) Payment of Taxes, Assessments, and Other Charges.

Borrower has:

(1) paid (or with the approval of Lender, established an escrow fund sufficient to pay when due and payable) all amounts and charges relating to the Mortgaged Property that have become due and payable before any fine, penalty interest, lien, or costs may be added thereto, including Impositions, leasehold payments, and ground rents;

(2) paid all Taxes for the Mortgaged Property that have become due before any fine, penalty interest, lien, or costs may be added thereto pursuant to any notice of assessment received by Borrower and any and all taxes that have become due against Borrower before any fine, penalty interest, lien, or costs may be added thereto;

(3) no knowledge of any basis for any additional assessments;

(4) no knowledge of any presently pending special assessments against all or any part of the Mortgaged Property, or any presently pending special assessments against Borrower; and

(5) not received any written notice of any contemplated special assessment against the Mortgaged Property, or any contemplated special assessment against Borrower.

Section 12.02 Covenants.

(a) Imposition Deposits, Taxes, and Other Charges.

Borrower shall:

(1) deposit the Imposition Deposits with Lender on each Payment Date (or on another day designated in writing by Lender) in amount sufficient, in Lender's discretion, to enable Lender to pay each Imposition before the last date upon which such payment may be made without any penalty or interest charge being added, plus an amount equal to no more than one-sixth (or the amount permitted by applicable law) of the Impositions for the

trailing twelve (12) months (calculated based on the aggregate annual Imposition costs divided by twelve (12) and multiplied by two (2));

(2) deposit with Lender, within ten (10) days after written notice from Lender (subject to applicable law), such additional amounts estimated by Lender to be reasonably necessary to cure any deficiency in the amount of the Imposition Deposits held for payment of a specific Imposition;

(3) except as set forth in Section 12.03(c) below, pay all Impositions, leasehold payments, ground rents, and Taxes when due and before any fine, penalty interest, lien, or costs may be added thereto;

(4) promptly deliver to Lender a copy of all notices of, and invoices for, Impositions, and, if Borrower pays any Imposition directly, Borrower shall promptly furnish to Lender receipts evidencing such payments; and

(5) promptly deliver to Lender a copy of all notices of any special assessments and contemplated special assessments against the Mortgaged Property or Borrower.

Section 12.03 Mortgage Loan Administration Matters Regarding Impositions.

(a) Maintenance of Records by Lender.

Lender shall maintain records of the monthly and aggregate Imposition Deposits held by Lender for the purpose of paying Taxes, insurance premiums, and each other obligation of Borrower for which Imposition Deposits are required.

(b) Imposition Accounts.

All Imposition Deposits shall be held in an institution (which may be Lender, if Lender is such an institution) whose deposits or accounts are insured or guaranteed by a federal agency and which accounts meet the standards for custodial accounts as required by Lender from time to time. Lender shall not be obligated to open additional accounts, or deposit Imposition Deposits in additional institutions, when the amount of the Imposition Deposits exceeds the maximum amount of the federal deposit insurance or guaranty. No interest, earnings, or profits on the Imposition Deposits shall be paid to Borrower unless applicable law so requires. Imposition Deposits shall not be trust funds or operate to reduce the Indebtedness, unless applied by Lender for that purpose in accordance with this Loan Agreement. For the purposes of 9-104(a)(3) of the UCC, Lender is the owner of the Imposition Deposits and shall be deemed a "customer" with sole control of the account holding the Imposition Deposits.

(c) Payment of Impositions; Sufficiency of Imposition Deposits.

Lender may pay an Imposition according to any bill, statement, or estimate from the appropriate public office or insurance company without inquiring into the accuracy of the bill, statement, or estimate or into the validity of the Imposition. Imposition Deposits shall be required

to be used by Lender to pay Taxes, insurance premiums and any other individual Imposition only if:

(1) no Event of Default exists;

(2) Borrower has timely delivered to Lender all applicable bills or premium notices that it has received; and

(3) sufficient Imposition Deposits are held by Lender for each Imposition at the time such Imposition becomes due and payable.

Lender shall have no liability to Borrower or any other Person for failing to pay any Imposition if any of the conditions are not satisfied. If at any time the amount of the Imposition Deposits held for payment of a specific Imposition exceeds the amount reasonably deemed necessary by Lender to be held in connection with such Imposition, the excess may be credited against future installments of Imposition Deposits for such Imposition.

(d) Imposition Deposits Upon Event of Default.

If an Event of Default has occurred and is continuing, Lender may apply any Imposition Deposits, in such amount and in such order as Lender determines, to pay any Impositions or as a credit against the Indebtedness.

(e) Contesting Impositions.

Other than insurance premiums, Borrower may contest, at its expense, by appropriate legal proceedings, the amount or validity of any Imposition if:

(1) Borrower notifies Lender of the commencement or expected commencement of such proceedings;

(2) Lender determines that the Mortgaged Property is not in danger of being sold or forfeited;

(3) Borrower deposits with Lender (or the applicable Governmental Authority if required by applicable law) reserves sufficient to pay the contested Imposition, if required by Lender (or the applicable Governmental Authority);

(4) Borrower furnishes whatever additional security is required in the proceedings or is reasonably requested in writing by Lender; and

(5) Borrower commences, and at all times thereafter diligently prosecutes, such contest in good faith until a final determination is made by the applicable Governmental Authority.

(f) Release to Borrower.

Upon payment in full of all sums secured by the Security Instrument and this Loan Agreement and release by Lender of the lien of the Security Instrument, Lender shall disburse to Borrower the balance of any Imposition Deposits then on deposit with Lender.

ARTICLE 13 – REPLACEMENTS, REPAIRS, AND RESTORATION

Section 13.01 Covenants.

(a) Initial Deposits to Replacement Reserve Account, Repairs Escrow Account, and Restoration Reserve Account.

(1) On the Effective Date, Borrower shall pay to Lender:

(A) the Initial Replacement Reserve Deposit for deposit into the Replacement Reserve Account; and

(B) the Repairs Escrow Deposit for deposit into the Repairs Escrow Account.

(2) After an event of loss (except as set forth in Section 9.03(b)(2)), Borrower shall deliver or cause to be delivered to Lender any insurance proceeds received under any insurance policy required to be maintained in accordance with Article 9.

(b) Monthly Replacement Reserve Deposits.

Borrower shall deposit the applicable Monthly Replacement Reserve Deposit into the Replacement Reserve Account on each Payment Date.

(c) Payment and Deliverables for Replacements, Repairs, and Restoration.

Borrower shall:

(1) pay all invoices for Replacements, Repairs, and Restoration, regardless of whether funds on deposit in the applicable Reserve/Escrow Account are sufficient to pay the full amount of such invoices, prior to any request for disbursement from such Reserve/Escrow Account (unless Lender has agreed to issue joint checks in connection with a particular Replacement, Repair, or Restoration);

(2) pay all applicable fees and charges of any Governmental Authority on account of the Replacements, Repairs, and Restoration, as applicable;

(3) provide evidence satisfactory to Lender of completion of the Replacements, Restoration (within the period required under Section 9.03(b)(1)(B)(iv) or such other period required by Lender), and any Required Repairs (within the Completion Period or

within such other period or by such other date set forth in the Required Repair Schedule and any Borrower Requested Repairs and Additional Lender Repairs (by the date specified by Lender for any such Borrower Requested Repairs or Additional Lender Repairs)); and

(4) prior to commencement of any Restoration, Borrower shall deliver to Lender, for Lender's review and approval:

(A) a copy of the plans and specifications for the Restoration; and

(B) a copy of all building and other permits and authorizations required by any law, ordinance, statute, rule or regulation of the Governmental Authority to carry out the Restoration.

(d) Assignment of Contracts for Replacements, Repairs, and Restoration.

Borrower shall collaterally assign to Lender as additional security any contract or subcontract for Replacements, Repairs, or Restoration, upon Lender's written request, on a form of assignment approved by Lender.

(e) Indemnification.

If Lender elects to exercise its rights under Section 14.03 due to Borrower's failure to timely commence or complete any Replacements, Repairs, or Restoration, Borrower shall indemnify and hold Lender harmless for, from and against any and all actions, suits, claims, demands, liabilities, losses, damages, obligations, and costs or expenses, including litigation costs and reasonable attorneys' fees, arising from or in any way connected with the performance by Lender of the Replacements, Repairs, or Restoration or the investment of the Reserve/Escrow Account Funds; provided that Borrower shall have no indemnity obligation if such actions, suits, claims, demands, liabilities, losses, damages, obligations, and costs or expenses, including litigation costs and reasonable attorneys' fees, arise as a result of the willful misconduct or gross negligence of Lender, Lender's agents, employees, or representatives as determined by a court of competent jurisdiction pursuant to a final non-appealable court order.

(f) Amendments to Loan Documents.

Subject to Section 5.02, Borrower shall execute and deliver to Lender, upon written request, an amendment to this Loan Agreement, the Security Instrument, and any other Loan Document deemed necessary or desirable to perfect Lender's lien upon any portion of the Mortgaged Property for which Reserve/Escrow Account Funds were expended.

(g) Administrative Fees and Expenses.

Borrower shall pay to Lender:

(1) by the date specified in the applicable invoice, the Repairs Escrow Account Administration Fee, the Replacement Reserve Account Administration Fee, and the

Restoration Reserve Account Administration Fee for Lender's services in administering the Reserve/Escrow Accounts and investing the Reserve/Escrow Account Funds;

(2) upon demand, a reasonable inspection fee, not exceeding the Maximum Inspection Fee, for each inspection of the Mortgaged Property by Lender in connection with a Repair, Replacement, or Restoration item, plus all other reasonable costs and out-of-pocket expenses relating to such inspections; and

(3) upon demand, all reasonable fees charged by any engineer, architect, inspector or other person inspecting the Mortgaged Property on behalf of Lender for each inspection of the Mortgaged Property in connection with a Repair, Replacement, or Restoration item, plus all other reasonable costs and out-of-pocket expenses relating to such inspections.

Section 13.02 Mortgage Loan Administration Matters Regarding Reserves.

(a) Accounts, Deposits, and Disbursements.

(1) Custodial Accounts.

(A) The Replacement Reserve Account shall be an interest-bearing account that meets the standards for custodial accounts as required by Lender from time to time. Lender shall not be responsible for any losses resulting from the investment of the Replacement Reserve Deposits or for obtaining any specific level or percentage of earnings on such investment. All interest, if any, earned on the Replacement Reserve Deposits shall be added to and become part of the Replacement Reserve Account; provided, however, if applicable law requires, and so long as no Event of Default has occurred and is continuing under any of the Loan Documents, Lender shall pay to Borrower the interest earned on the Replacement Reserve Account not less frequently than the Replacement Reserve Account Interest Disbursement Frequency.

(B) Lender shall not be obligated to deposit the Repairs Escrow Deposits or any funds held in the Restoration Reserve Account into an interest-bearing account.

(C) In no event shall Lender be obligated to disburse funds from any Reserve/Escrow Account if an Event of Default has occurred and is continuing.

(2) Disbursements by Lender Only.

Only Lender or a designated representative of Lender may make disbursements from the Reserve/Escrow Accounts. Disbursements shall only be made upon Borrower request and after satisfaction of all conditions for disbursement.

(3) **Adjustment to Deposits.**

(A) **Mortgage Loan Terms Exceeding Ten (10) Years.**

If the Loan Term exceeds ten (10) years (or five (5) years in the case of any Mortgaged Property that is an "affordable housing property" as indicated on the Summary of Loan Terms), a property condition assessment shall be ordered by Lender for the Mortgaged Property at the expense of Borrower (which expense may be paid out of the Replacement Reserve Account if excess funds are available). The property condition assessment shall be performed no earlier than the sixth (6th) month and no later than the ninth month of the tenth Loan Year and every tenth Loan Year thereafter if the Loan Term exceeds twenty (20) years (or the fifth Loan Year in the case of any Mortgaged Property that is an "affordable housing property" as indicated on the Summary of Loan Terms and every fifth Loan Year thereafter if the Loan Term exceeds ten (10) years). After review of the property condition assessment, the amount of the Monthly Replacement Reserve Deposit may be adjusted by Lender for the remaining Loan Term by written notice to Borrower so that the Monthly Replacement Reserve Deposits are sufficient to fund the Replacements as and when required and/or the amount to be held in the Repairs Escrow Account may be adjusted by Lender so that the Repairs Escrow Deposit is sufficient to fund the Repairs as and when required.

(B) **Transfers.**

In connection with any Transfer of the Mortgaged Property, or any Transfer of an ownership interest in Borrower, Guarantor, or Key Principal that requires Lender's consent, Lender may review the amounts on deposit, if any, in the Reserve/Escrow Accounts, the amount of the Monthly Replacement Reserve Deposit and the likely repairs and replacements required by the Mortgaged Property, and the related contingencies which may arise during the remaining Loan Term. Based upon that review, Lender may require an additional deposit to the Replacement Reserve Account, the Repairs Escrow Account, or the Restoration Reserve Account, or an increase in the amount of the Monthly Replacement Reserve Deposit as a condition to Lender's consent to such Transfer.

(4) **Insufficient Funds.**

Lender may, upon ten (10) days' prior written notice to Borrower, require an additional deposit(s) to the Replacement Reserve Account, the Repairs Escrow Account, or the Restoration Reserve Account, or an increase in the amount of the Monthly Replacement Reserve Deposit, if Lender determines that the amounts on deposit in any of the Reserve/Escrow Accounts are not sufficient to cover the costs for Required Repairs, Required Replacements, or the Restoration or, pursuant to the terms of Section 13.02(a)(9), not sufficient to cover the costs for Borrower Requested Repairs, Additional Lender Repairs, Borrower Requested Replacements, or Additional Lender Replacements.

Borrower's agreement to complete the Replacements, the Repairs, or the Restoration as required by this Loan Agreement shall not be affected by the insufficiency of any balance in the Reserve/Escrow Accounts.

(5) Disbursements for Replacements, Repairs, and Restoration.

(A) With respect to Replacements, disbursement requests may only be made after completion of the applicable Replacements and only to reimburse Borrower for the actual approved costs of the Replacements. Lender shall not disburse from the Replacement Reserve Account the costs of routine maintenance to the Mortgaged Property or for costs which are to be reimbursed from any other Reserve/Escrow Account. Disbursement from the Replacement Reserve Account shall not be made more frequently than the Maximum Replacement Reserve Disbursement Interval. Other than in connection with a final request for disbursement, disbursements from the Replacement Reserve Account shall not be less than the Minimum Replacement Reserve Disbursement Amount.

(B) With respect to Repairs, disbursement requests may only be made after completion of the applicable Repairs and only to reimburse Borrower for the actual cost of the Repairs, up to the Maximum Repair Cost. Lender shall not disburse any amounts which would cause the funds remaining in the Repairs Escrow Account after any disbursement (other than with respect to the final disbursement) to be less than the Maximum Repair Cost of the then-current estimated cost of completing all remaining Repairs. Lender shall not disburse from the Repairs Escrow Account the costs of routine maintenance to the Mortgaged Property or for costs which are to be reimbursed from any other Reserve/Escrow Account. Disbursement from the Repairs Escrow Account shall not be made more frequently than the Maximum Repair Disbursement Interval. Other than in connection with a final request for disbursement, disbursements from the Repairs Escrow Account shall not be less than the Minimum Repairs Disbursement Amount.

(C) With respect to Restoration, disbursement requests may only be made after completion of the applicable Restoration and only to pay for or reimburse Borrower for the actual approved costs of the Restoration. Each disbursement shall be equal to the amount of the actual approved costs of the Restoration items covered by the disbursement request. In addition, Lender shall not disburse any amounts which would cause the funds remaining in the Restoration Reserve Account after any disbursement (other than with respect to the final disbursement) to be less than the then-current estimated cost of completing all remaining Restoration. Lender shall not disburse from the Restoration Reserve Account the costs of routine maintenance to the Mortgaged Property or for costs which are to be reimbursed from any other Reserve/Escrow Account. Disbursement from the Restoration Reserve Account shall not be made more frequently than the Maximum Restoration Reserve Disbursement Interval. Other

than in connection with a final request for disbursement, disbursements from the Restoration Reserve Account shall not be less than the Minimum Restoration Reserve Disbursement Amount.

(6) Disbursement Requests.

Borrower must submit a disbursement request in writing for each disbursement from a Reserve/Escrow Account, which disbursement request must specify the items of Replacement, Repairs, or Restoration for which reimbursement is requested (provided that for any Borrower Requested Replacements, Borrower Requested Repairs, Additional Lender Replacements, and Additional Lender Repairs, Lender shall have approved the use of the Reserve/Escrow Account Funds for such replacements or repairs pursuant to the terms of Section 13.02(a)(9)), and must:

(A) if applicable, specify the quantity and price of the items or materials purchased, grouped by type or category;

(B) if applicable, specify the cost of all contracted labor or other services, including architectural services, involved in the Replacement, Repair, or Restoration for which such request for disbursement is made;

(C) if applicable, include copies of invoices for all items or materials purchased and all contracted labor or services provided;

(D) include evidence of payment of such Replacement, Repair, or Restoration satisfactory to Lender (unless Lender has agreed to issue joint checks in connection with a particular Repair, Replacement, or Restoration item as provided in this Loan Agreement);

(E) if applicable, contain a certification by Borrower that the Repair, Replacement, or Restoration has been completed lien free and in a good and workmanlike manner, in accordance with any plans and specifications previously approved by Lender (if applicable) and in compliance with all applicable laws, ordinances, rules, and regulations of any Governmental Authority having jurisdiction over the Mortgaged Property, and otherwise in accordance with the provisions of this Loan Agreement; and

(F) if applicable, include evidence that any certificates of occupancy required by applicable laws or any Governmental Authority have been issued.

(7) Conditions to Disbursement.

In addition to each disbursement request and information required in connection with such disbursement request, Lender may require any or all of the following at the expense of Borrower as a condition to disbursement of Reserve/Escrow Account Funds (provided that for any Borrower Requested Replacements, Borrower Requested Repairs,

Additional Lender Replacements, and Additional Lender Repairs, Lender shall have approved the use of the Reserve/Escrow Account Funds for such replacements or repairs pursuant to the terms of Section 13.02(a)(9)):

(A) an inspection by Lender of the Mortgaged Property and the applicable Replacement, Repair, or Restoration item;

(B) an inspection or certificate of completion by an appropriate independent qualified professional (such as an architect, engineer or property inspector, depending on the nature of the Repair, Replacement, or Restoration) selected by Lender;

(C) either:

(i) a search of title to the Mortgaged Property effective to the date of disbursement; or

(ii) a "date-down" endorsement to Lender's Title Policy (or a new Lender's Title Policy if a "date-down" is not available) extending the effective date of such policy to the date of disbursement, and showing no Liens other than (1) Permitted Encumbrances, (2) liens which Borrower is diligently contesting in good faith that have been bonded off to the satisfaction of Lender, or (3) mechanics' or materialmen's liens which attach automatically under the laws of any Governmental Authority upon the commencement of any work upon, or delivery of any materials to, the Mortgaged Property and for which Borrower is not delinquent in the payment for any such work or materials; and

(D) an acknowledgement of payment, waiver of claims, and release of lien for work performed and materials supplied from each contractor, subcontractor or materialman in accordance with the requirements of applicable law and covering all work performed and materials supplied (including equipment and fixtures) for the Mortgaged Property by that contractor, subcontractor, or materialman through the date covered by the disbursement request (or, in the event that payment to such contractor, subcontractor, or materialman is to be made by a joint check, the release of lien shall be effective through the date covered by the previous disbursement).

(8) Joint Checks for Periodic Disbursements.

Lender may, upon Borrower's written request, issue joint checks, payable to Borrower and the applicable supplier, materialman, mechanic, contractor, subcontractor, or other similar party, if:

(A) the cost of the Replacement, Repair, or Restoration item exceeds the Replacement Threshold, the Repair Threshold, or the Restoration Threshold, as

applicable, and the contractor performing such Replacement, Repair, or Restoration requires periodic payments pursuant to the terms of the applicable written contract;

(B) the contract for such Replacement, Repair, or Restoration item requires payment upon completion of the applicable portion of the work;

(C) Borrower makes the disbursement request after completion of the applicable portion of the work required to be completed under such contract;

(D) the materials for which the request for disbursement has been made are on site at the Mortgaged Property and are properly secured or installed;

(E) Lender determines that the remaining funds in the Reserve/Escrow Account are sufficient to pay the cost of the Replacement, Repair, or Restoration item, as applicable, and the then-current estimated cost of completing all remaining Required Replacements, Restoration, or Required Repairs (at the Maximum Repair Cost), as applicable, and any other Borrower Requested Replacements, Borrower Requested Repairs, Additional Lender Replacements, or Additional Lender Repairs that have been previously approved by Lender;

(F) each supplier, materialman, mechanic, contractor, subcontractor, or other similar party receiving payments shall have provided, if requested in writing by Lender, a waiver of liens with respect to amounts which have been previously paid to them; and

(G) all other conditions for disbursement have been satisfied.

(9) Replacements and Repairs Other than Required Replacements or Required Repairs.

(A) Borrower Requested Replacements and Borrower Requested Repairs.

Borrower may submit a disbursement request from the Replacement Reserve Account or the Repairs Escrow Account to reimburse Borrower for any Borrower Requested Replacement or Borrower Requested Repair. The disbursement request must be in writing and include an explanation for such request. Lender shall make disbursements for Borrower Requested Replacements or Borrower Requested Repairs if:

(i) they are of the type intended to be covered by the Replacement Reserve Account or the Repairs Escrow Account, as applicable;

(ii) the costs are commercially reasonable;

(iii) the amount of funds in the Replacement Reserve Account or Repairs Escrow Account, as applicable, is sufficient to pay such costs and the then-current estimated cost of completing all remaining Required Replacements or Required Repairs (at the Maximum Repair Cost), as applicable, and any other Borrower Requested Replacements, Borrower Requested Repairs, Additional Lender Replacements or Additional Lender Repairs that have been previously approved by Lender; and

(iv) all conditions for disbursement from the Replacement Reserve Account or Repairs Escrow Account, as applicable, have been satisfied.

Nothing in this Loan Agreement shall limit Lender's right to require an additional deposit to the Replacement Reserve Account or an increase to the Monthly Replacement Reserve Deposit in connection with any such Borrower Requested Replacements, or an additional deposit to the Repairs Escrow Account for any such Borrower Requested Repairs.

(B) Additional Lender Replacements and Additional Lender Repairs.

Lender may require, as set forth in Section 6.02(b), Section 6.03(c), or otherwise from time to time, upon written notice to Borrower, that Borrower make Additional Lender Replacements or Additional Lender Repairs. Lender shall make disbursements from the Replacement Reserve Account for Additional Lender Replacements or from the Repairs Escrow Account for Additional Lender Repairs, as applicable, if:

(i) the costs are commercially reasonable;

(ii) the amount of funds in the Replacement Reserve Account or the Repairs Escrow Account, as applicable, is sufficient to pay such costs and the then-current estimated cost of completing all remaining Required Replacements or Required Repairs (at the Maximum Repair Cost), as applicable, and any other Borrower Requested Replacements, Borrower Requested Repairs, Additional Lender Replacements, or Additional Lender Repairs that have been previously approved by Lender; and

(iii) all conditions for disbursement from the Replacement Reserve Account or Repairs Escrow Account, as applicable, have been satisfied.

Nothing in this Loan Agreement shall limit Lender's right to require an additional deposit to the Replacement Reserve Account or an increase to the Monthly Replacement Reserve Deposit for any such Additional Lender Replacements or an

additional deposit to the Repairs Escrow Account for any such Additional Lender Repair.

(10) Excess Costs.

In the event any Replacement or Repair exceeds the approved cost set forth on the Required Replacement Schedule for Replacements, or the Maximum Repair Cost for Repairs, as applicable, or any Restoration item exceeds the initial cost approved by Lender for Restoration, Borrower may submit a disbursement request to reimburse Borrower for such excess cost. The disbursement request must be in writing and include an explanation for such request. Lender shall make disbursements from the applicable Reserve/Escrow Account, if:

(A) the excess cost is commercially reasonable;

(B) the amount of funds in the applicable Reserve/Escrow Account is sufficient to pay such excess costs and the then-current estimated cost of completing all remaining Required Replacements, Restoration, or Required Repairs (at the Maximum Repair Cost), as applicable, and any other Borrower Requested Replacements, Borrower Requested Repairs, Additional Lender Replacements, or Additional Lender Repairs that have been previously approved by Lender; and

(C) all conditions for disbursement from the applicable Reserve/Escrow Account have been satisfied.

(11) Final Disbursements.

Upon completion and satisfaction of all conditions for disbursements for any Repairs and Restoration, and further provided no Event of Default has occurred and is continuing, Lender shall disburse to Borrower any amounts then remaining in the Repairs Escrow Account or the Restoration Reserve Account, as applicable. Upon payment in full of the Indebtedness and release by Lender of the lien of the Security Instrument, Lender shall disburse to Borrower any and all amounts then remaining in the Reserve/Escrow Accounts (if not previously released).

(b) Approvals of Contracts; Assignment of Claims.

Lender retains the right to approve all contracts or work orders with materialmen, mechanics, suppliers, subcontractors, contractors, or other parties providing labor or materials in connection with the Replacements, Repairs, or Restoration. Notwithstanding Borrower's assignment (in the Security Instrument) of its rights and claims against all Persons supplying labor or materials in connection with the Replacements, Repairs, or Restoration, Lender will not pursue any such right or claim unless an Event of Default has occurred and is continuing or as otherwise provided in Section 14.03(c).

(c) Delays and Workmanship.

If any work for any Replacement, Repair, or Restoration item has not timely commenced, has not been timely performed in a workmanlike manner, or has not been timely completed in a workmanlike manner, Lender may, without notice to Borrower:

(1) withhold disbursements from the applicable Reserve/Escrow Account;

(2) proceed under existing contracts or contract with third parties to make or complete such Replacements, Repairs, or Restoration item;

(3) apply the funds in the applicable Reserve/Escrow Account toward the labor and materials necessary to make or complete such Replacements, Repairs, or Restoration items, as applicable; or

(4) exercise any and all other remedies available to Lender under this Loan Agreement or any other Loan Document, including any remedies otherwise available upon an Event of Default pursuant to the terms of Section 14.02.

To facilitate Lender's completion and performance of such Replacements, Repairs, or Restoration items, Lender shall have the right to enter onto the Mortgaged Property and perform any and all work and labor necessary to make or complete the Replacements, Repairs, or Restoration and employ watchmen to protect the Mortgaged Property from damage. All funds so expended by Lender shall be deemed to have been advanced to Borrower, and included as part of the Indebtedness and secured by the Security Instrument and this Loan Agreement.

(d) Appointment of Lender as Attorney-In-Fact.

Borrower hereby authorizes and appoints Lender as attorney-in-fact pursuant to Section 14.03(c).

(e) No Lender Obligation.

Nothing in this Loan Agreement shall:

(1) make Lender responsible for making or completing the Replacements, Repairs, or Restoration;

(2) require Lender to expend funds, whether from any Reserve/Escrow Account, or otherwise, to make or complete any Replacement, Repair, or Restoration item;

(3) obligate Lender to proceed with the Replacements, Repairs, or Restoration; or

(4) obligate Lender to demand from Borrower additional sums to make or complete any Replacement, Repair, or Restoration item.

(f) No Lender Warranty.

Lender's approval of any plans for any Replacement, Repair, or Restoration, release of funds from any Reserve/Escrow Account, inspection of the Mortgaged Property by Lender or its agents, representatives, or designees, or other acknowledgment of completion of any Replacement, Repair, or Restoration in a manner satisfactory to Lender shall not be deemed an acknowledgment or warranty to any Person that the Replacement, Repair, or Restoration has been completed in accordance with applicable building, zoning, or other codes, ordinances, statutes, laws, regulations, or requirements of any Governmental Authority, such responsibility being at all times exclusively that of Borrower.

ARTICLE 14 - DEFAULTS/REMEDIES

Section 14.01 Events of Default.

The occurrence of any one or more of the following in this Section 14.01 shall constitute an Event of Default under this Loan Agreement.

(a) Automatic Events of Default.

Any of the following shall constitute an automatic Event of Default:

(1) any failure by Borrower to pay or deposit when due any amount required by the Note, this Loan Agreement or any other Loan Document;

(2) any failure by Borrower to maintain the insurance coverage required by any Loan Document;

(3) any failure by Borrower to comply with the provisions of Section 4.02(d) relating to its single asset status;

(4) if any warranty, representation, certification, or statement of Borrower or Guarantor in this Loan Agreement or any of the other Loan Documents is false, inaccurate, or misleading in any material respect when made;

(5) fraud, gross negligence, willful misconduct, or material misrepresentation or material omission by or on behalf of Borrower, Guarantor, or Key Principal or any of their officers, directors, trustees, partners, members, or managers in connection with:

(A) the application for, or creation of, the Indebtedness;

(B) any financial statement, rent roll, or other report or information provided to Lender during the term of the Mortgage Loan; or

(C) any request for Lender's consent to any proposed action, including a request for disbursement of Reserve/Escrow Account Funds or Collateral Account Funds;

(6) the occurrence of any Transfer not permitted by the Loan Documents;

(7) the occurrence of a Bankruptcy Event;

(8) the commencement of a forfeiture action or other similar proceeding, whether civil or criminal, which, in Lender's reasonable judgment, could result in a forfeiture of the Mortgaged Property or otherwise materially impair the lien created by this Loan Agreement or the Security Instrument or Lender's interest in the Mortgaged Property;

(9) if Borrower, Guarantor, or Key Principal is a trust, or if Control of Borrower, Guarantor, or Key Principal is Transferred or if a Restricted Ownership Interest in Borrower, Guarantor, or Key Principal would be Transferred due to the termination or revocation of a trust, the termination or revocation of such trust, except as set forth in Section 11.03(d);

(10) any failure by Borrower to complete any Repair related to fire, life, or safety issues in accordance with the terms of this Loan Agreement within the Completion Period (or such other date set forth on the Required Repair Schedule or otherwise required by Lender in writing for such Repair);

(11) any exercise by the holder of any other debt instrument secured by a mortgage, deed of trust, or deed to secure debt on the Mortgaged Property of a right to declare all amounts due under that debt instrument immediately due and payable; or

(12) any failure by Borrower, Key Principal, or Guarantor to comply with the provisions of Section 5.02(b) and Section 5.02(c) within the timeframes specified in such Sections.

(b) Events of Default Subject to a Specified Period.

Any of the following defaults shall constitute an Event of Default if not cured within the timeframes specified in the Loan Documents:

(1) if Key Principal or Guarantor is a natural person, the death of such individual, unless all requirements of Section 11.03(e) to cure such default are met within the timeframes set forth in such Section;

(2) the occurrence of a Guarantor Bankruptcy Event, unless requirements of Section 11.03(f) to cure such default are met within the timeframes set forth in such Section; or

(3) any failure by Borrower, Guarantor, Key Principal, or any Borrower Affiliate to perform any obligation under this Loan Agreement (other than those specifically set forth in Section 14.01(a) or Section 14.01(b)) or under any other Loan Document that is subject to compliance within a specified period, which failure continues beyond such specified period as set forth herein or in the applicable Loan Document.

(c) Events of Default Subject to Extended Cure Period.

The following shall constitute an Event of Default if the existence of such condition or event, or such failure to perform or default in performance continues for a period of thirty (30) days after written notice by Lender to Borrower of the existence of such condition or event, or of such failure to perform or default in performance, provided, however, such period may be extended for up to an additional thirty (30) days if Borrower, in the discretion of Lender, is diligently pursuing a cure of such; provided, further, however, no such written notice, grace period, or extension shall apply if, in Lender's discretion, immediate exercise by Lender of a right or remedy under this Loan Agreement or any Loan Document is required to avoid harm to Lender or impairment of the Mortgage Loan (including the Loan Documents), the Mortgaged Property or any other security given for the Mortgage Loan:

(1) any failure by Borrower, Guarantor, Key Principal, or any Borrower Affiliate to perform any of its obligations under this Loan Agreement or any Loan Document (other than those specified in Section 14.01(a) or Section 14.01(b) above) as and when required; or

(2) if Lender incurs any costs or expenses or suffers any loss or damage as a result of any claims, actions, suits or proceedings arising from any tenant opportunity to purchase act applicable to and affecting the Mortgaged Property.

Section 14.02 Remedies.

(a) Acceleration; Foreclosure.

If an Event of Default has occurred and is continuing, the entire unpaid principal balance of the Mortgage Loan, any Accrued Interest, interest accruing at the Default Rate, the Prepayment Premium (if applicable), and all other Indebtedness, at the option of Lender, shall immediately become due and payable, without any prior written notice to Borrower, unless applicable law requires otherwise (and in such case, after any required written notice has been given). Lender may exercise this option to accelerate regardless of any prior forbearance. In addition, Lender shall have all rights and remedies afforded to Lender hereunder and under the other Loan Documents, including, foreclosure on and/or the power of sale of the Mortgaged Property, as provided in the Security Instrument, and any rights and remedies available to Lender at law or in equity (subject to Borrower's statutory rights of reinstatement, if any). Any proceeds of a Foreclosure Event may be held and applied by Lender as additional collateral for the Indebtedness pursuant to this Loan Agreement. Notwithstanding the foregoing, the occurrence of any Bankruptcy Event shall automatically accelerate the Mortgage Loan and all obligations and

Indebtedness shall be immediately due and payable without written notice or further action by Lender.

(b) Loss of Right to Disbursements from Collateral Accounts.

If an Event of Default has occurred and is continuing, Borrower shall immediately lose all of its rights to receive disbursements from the Reserve/Escrow Accounts and any Collateral Accounts. During the continuance of any such Event of Default, Lender may use the Reserve/Escrow Account Funds and any Collateral Account Funds (or any portion thereof) for any purpose, including:

(1) repayment of the Indebtedness, including principal prepayments and the Prepayment Premium applicable to such full or partial prepayment, as applicable (however, such application of funds shall not cure or be deemed to cure any Event of Default);

(2) reimbursement of Lender for all losses and expenses (including reasonable legal fees) suffered or incurred by Lender as a result of such Event of Default;

(3) completion of the Replacement, Repair, Restoration, or for any other replacement or repair to the Mortgaged Property; and

(4) payment of any amount expended in exercising (and the exercise of) all rights and remedies available to Lender at law or in equity or under this Loan Agreement or under any of the other Loan Documents.

Nothing in this Loan Agreement shall obligate Lender to apply all or any portion of the Reserve/Escrow Account Funds or Collateral Account Funds on account of any Event of Default by Borrower or to repayment of the Indebtedness or in any specific order of priority.

(c) Remedies Cumulative.

Each right and remedy provided in this Loan Agreement is distinct from all other rights or remedies under this Loan Agreement or any other Loan Document or afforded by applicable law, and each shall be cumulative and may be exercised concurrently, independently, or successively, in any order. Lender shall not be required to demonstrate any actual impairment of its security or any increased risk of additional default by Borrower in order to exercise any of its remedies with respect to an Event of Default.

Section 14.03 Additional Lender Rights; Forbearance.

(a) No Effect Upon Obligations.

Lender may, but shall not be obligated to, agree with Borrower, from time to time, and without giving notice to, or obtaining the consent of, or having any effect upon the obligations of, Guarantor, Key Principal, or other third party obligor, to take any of the following actions:

(1) the time for payment of the principal of or interest on the Indebtedness may be extended, or the Indebtedness may be renewed in whole or in part;

(2) the rate of interest on or period of amortization of the Mortgage Loan or the amount of the Monthly Debt Service Payments payable under the Loan Documents may be modified;

(3) the time for Borrower's performance of or compliance with any covenant or agreement contained in any Loan Document, whether presently existing or hereinafter entered into, may be extended or such performance or compliance may be waived;

(4) any or all payments due under this Loan Agreement or any other Loan Document may be reduced;

(5) any Loan Document may be modified or amended by Lender and Borrower in any respect, including an increase in the principal amount of the Mortgage Loan;

(6) any amounts under this Loan Agreement or any other Loan Document may be released;

(7) any security for the Indebtedness may be modified, exchanged, released, surrendered, or otherwise dealt with, or additional security may be pledged or mortgaged for the Indebtedness;

(8) the payment of the Indebtedness or any security for the Indebtedness, or both, may be subordinated to the right to payment or the security, or both, of any other present or future creditor of Borrower; or

(9) any other terms of the Loan Documents may be modified.

(b) No Waiver of Rights or Remedies.

Any waiver of an Event of Default or forbearance by Lender in exercising any right or remedy under this Loan Agreement or any other Loan Document or otherwise afforded by applicable law, shall not be a waiver of any other Event of Default or preclude the exercise or failure to exercise of any other right or remedy. The acceptance by Lender of payment of all or any part of the Indebtedness after the due date of such payment, or in an amount which is less than the required payment, shall not be a waiver of Lender's right to require prompt payment when due of all other payments on account of the Indebtedness or to exercise any remedies for any failure to make prompt payment. Enforcement by Lender of any security for the Indebtedness shall not constitute an election by Lender of remedies so as to preclude the exercise or failure to exercise of any other right available to Lender. Lender's receipt of any insurance proceeds or amounts in connection with a Condemnation Action shall not operate to cure or waive any Event of Default.

(c) Appointment of Lender as Attorney-In-Fact.

Borrower hereby irrevocably makes, constitutes, and appoints Lender (and any officer of Lender or any Person designated by Lender for that purpose) as Borrower's true and lawful proxy and attorney-in-fact (and agent-in-fact) in Borrower's name, place, and stead, with full power of substitution, to:

(1) use any Reserve/Escrow Account Funds for the purpose of making or completing the Replacements, Repairs, or Restoration;

(2) make such additions, changes, and corrections to the Replacements, Repairs, or Restoration as shall be necessary or desirable to complete the Replacements, Repairs, or Restoration;

(3) employ such contractors, subcontractors, agents, architects, and inspectors as shall be required for such purposes;

(4) pay, settle, or compromise all bills and claims for materials and work performed in connection with the Replacements, Repairs, or Restoration, or as may be necessary or desirable for the completion of the Replacements, Repairs, or Restoration, or for clearance of title;

(5) adjust and compromise any claims under any and all policies of insurance required pursuant to this Loan Agreement and any other Loan Document, subject only to Borrower's rights under this Loan Agreement;

(6) appear in and prosecute any action arising from any insurance policies;

(7) collect and receive the proceeds of insurance, and to deduct from such proceeds Lender's expenses incurred in the collection of such proceeds;

(8) commence, appear in, and prosecute, in Lender's or Borrower's name, any Condemnation Action;

(9) settle or compromise any claim in connection with any Condemnation Action;

(10) execute all applications and certificates in the name of Borrower which may be required by any of the contract documents;

(11) prosecute and defend all actions or proceedings in connection with the Mortgaged Property or the rehabilitation and repair of the Mortgaged Property;

(12) take such actions as are permitted in this Loan Agreement and any other Loan Documents;

(13) execute such financing statements and other documents and to do such other acts as Lender may require to perfect and preserve Lender's security interest in, and to enforce such interests in, the collateral; and

(14) carry out any remedy provided for in this Loan Agreement and any other Loan Documents, including endorsing Borrower's name to checks, drafts, instruments and other items of payment and proceeds of the collateral, executing change of address forms with the postmaster of the United States Post Office serving the address of Borrower, changing the address of Borrower to that of Lender, opening all envelopes addressed to Borrower, and applying any payments contained therein to the Indebtedness.

Borrower hereby acknowledges that the constitution and appointment of such proxy and attorney-in-fact are coupled with an interest and are irrevocable and shall not be affected by the disability or incompetence of Borrower. Borrower specifically acknowledges and agrees that this power of attorney granted to Lender may be assigned by Lender to Lender's successors or assigns as holder of the Note (and the other Loan Documents). The foregoing powers conferred on Lender under this Section 14.03(c) shall not impose any duty upon Lender to exercise any such powers and shall not require Lender to incur any expense or take any action. Borrower hereby ratifies and confirms all that such attorney-in-fact may do or cause to be done by virtue of any provision of this Loan Agreement and any other Loan Documents.

Notwithstanding the foregoing provisions, Lender shall not exercise its rights as set forth in this Section 14.03(c) unless: (A) an Event of Default has occurred and is continuing, or (B) Lender determines, in its discretion, that exigent circumstances exist or that such exercise is necessary or prudent in order to protect and preserve the Mortgaged Property, or Lender's lien priority and security interest in the Mortgaged Property.

(d) Borrower Waivers.

If more than one Person signs this Loan Agreement as Borrower, each Borrower, with respect to any other Borrower, hereby agrees that Lender, in its discretion, may:

(1) bring suit against Borrower, or any one or more of Borrower, jointly and severally, or against any one or more of them;

(2) compromise or settle with any one or more of the persons constituting Borrower, for such consideration as Lender may deem proper;

(3) release one or more of the persons constituting Borrower, from liability; or

(4) otherwise deal with Borrower, or any one or more of them, in any manner, and no such action shall impair the rights of Lender to collect from any Borrower the full amount of the Indebtedness.

Section 14.04 Waiver of Marshaling.

Notwithstanding the existence of any other security interests in the Mortgaged Property held by Lender or by any other party, Lender shall have the right to determine the order in which any or all of the Mortgaged Property shall be subjected to the remedies provided in this Loan Agreement, any other Loan Document or applicable law. Lender shall have the right to determine the order in which all or any part of the Indebtedness is satisfied from the proceeds realized upon the exercise of such remedies. Borrower and any party who now or in the future acquires a security interest in the Mortgaged Property and who has actual or constructive notice of this Loan Agreement waives any and all right to require the marshaling of assets or to require that any of the Mortgaged Property be sold in the inverse order of alienation or that any of the Mortgaged Property be sold in parcels or as an entirety in connection with the exercise of any of the remedies permitted by applicable law or provided in this Loan Agreement or any other Loan Documents.

Lender shall account for any moneys received by Lender in respect of any foreclosure on or disposition of collateral hereunder and under the other Loan Documents provided that Lender shall not have any duty as to any collateral, and Lender shall be accountable only for amounts that it actually receives as a result of the exercise of such powers. NONE OF LENDER OR ITS AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, OR REPRESENTATIVES SHALL BE RESPONSIBLE TO BORROWER (a) FOR ANY ACT OR FAILURE TO ACT UNDER ANY POWER OF ATTORNEY OR OTHERWISE, EXCEPT IN RESPECT OF DAMAGES ATTRIBUTABLE SOLELY TO THEIR OWN GROSS NEGLIGENCE OR WILLFUL MISCONDUCT AS FINALLY DETERMINED PURSUANT TO A FINAL, NON-APPEALABLE COURT ORDER BY A COURT OF COMPETENT JURISDICTION, OR (b) FOR ANY PUNITIVE, EXEMPLARY, INDIRECT OR CONSEQUENTIAL DAMAGES.

ARTICLE 15 - MISCELLANEOUS

Section 15.01 Governing Law; Consent to Jurisdiction and Venue.

(a) Governing Law.

The validity, enforceability, interpretation, and performance of this Loan Agreement shall be governed by State (as defined in the Security Instrument) law without giving effect to any conflict of law or choice of law rules that would result in the application of the laws of another jurisdiction.

(b) Venue.

In the administration or litigation of a controversy arising under or in relation to this Loan Agreement or the security for the Indebtedness, Borrower consents to the exercise of personal jurisdiction by State (as defined in the Security Instrument) court or federal court in such State. Borrower agrees that the State courts have subject matter jurisdiction over such controversies. If Lender elects to sue in State court, Borrower waives any right to remove to federal court or to contest the State court's jurisdiction. Borrower waives any objection to venue in any State court

or federal court in such State, and covenants and agrees not to assert any objection to venue, whether based on inconvenience, domicile, habitual residence, or other ground.

Section 15.02 Notice.

(a) Process of Serving Notice.

Except as otherwise set forth herein or in any other Loan Document, all notices under this Loan Agreement and any other Loan Document shall be:

(1) in writing and shall be:

(A) delivered, in person;

(B) mailed, postage prepaid, either by registered or certified delivery, return receipt requested;

(C) sent by overnight courier; or

(D) sent by electronic mail with originals to follow by overnight courier;

(2) addressed to the intended recipient at Borrower's Notice Address and Lender's Notice Address, as applicable; and

(3) deemed given on the earlier to occur of:

(A) the date when the notice is received by the addressee; or

(B) if the recipient refuses or rejects delivery, the date on which the notice is so refused or rejected, as conclusively established by the records of the United States Postal Service or such express courier service.

(b) Change of Address.

Any party to this Loan Agreement may change the address to which notices intended for it are to be directed by means of notice given to the other parties identified on the Summary of Loan Terms in accordance with this Section 15.02.

(c) Default Method of Notice.

Any required notice under this Loan Agreement or any other Loan Document which does not specify how notices are to be given shall be given in accordance with this Section 15.02.

(d) Receipt of Notices.

Neither Borrower nor Lender shall refuse or reject delivery of any notice given in accordance with this Loan Agreement. Each party is required to acknowledge, in writing, the receipt of any notice upon request by the other party.

Section 15.03 Successors and Assigns Bound; Sale of Mortgage Loan.

(a) Binding Agreement.

This Loan Agreement shall bind, and the rights granted by this Loan Agreement shall inure to, the successors and assigns of Lender and the permitted successors and assigns of Borrower. However, a Transfer not permitted by this Loan Agreement shall be an Event of Default and shall be void ab initio.

(b) Sale of Mortgage Loan; Change of Servicer.

Nothing in this Loan Agreement shall limit Lender's (including its successors and assigns) right to sell or transfer the Mortgage Loan or any interest in the Mortgage Loan. The Mortgage Loan or a partial interest in the Mortgage Loan (together with this Loan Agreement and the other Loan Documents) may be sold one or more times without prior written notice to Borrower. A sale may result in a change of the Loan Servicer.

Section 15.04 Counterparts.

This Loan Agreement may be executed in any number of counterparts with the same effect as if the parties hereto had signed the same document and all such counterparts shall be construed together and shall constitute one instrument.

Section 15.05 Joint and Several (or Solidary) Liability.

If more than one Person signs this Loan Agreement as Borrower, the obligations of such Persons shall be joint and several (solidary instead for purposes of Louisiana law).

Section 15.06 Relationship of Parties; No Third Party Beneficiary.

(a) Solely Creditor and Debtor.

The relationship between Lender and Borrower shall be solely that of creditor and debtor, respectively, and nothing contained in this Loan Agreement shall create any other relationship between Lender and Borrower. Nothing contained in this Loan Agreement shall constitute Lender as a joint venturer, partner, or agent of Borrower, or render Lender liable for any debts, obligations, acts, omissions, representations, or contracts of Borrower.

(b) No Third Party Beneficiaries.

No creditor of any party to this Loan Agreement and no other Person shall be a third party beneficiary of this Loan Agreement or any other Loan Document or any account created or contemplated under this Loan Agreement or any other Loan Document. Nothing contained in this Loan Agreement shall be deemed or construed to create an obligation on the part of Lender to any third party and no third party shall have a right to enforce against Lender any right that Borrower may have under this Loan Agreement. Without limiting the foregoing:

(1) any Servicing Arrangement between Lender and any Loan Servicer shall constitute a contractual obligation of such Loan Servicer that is independent of the obligation of Borrower for the payment of the Indebtedness;

(2) Borrower shall not be a third party beneficiary of any Servicing Arrangement; and

(3) no payment by the Loan Servicer under any Servicing Arrangement will reduce the amount of the Indebtedness.

Section 15.07 Severability; Entire Agreement; Amendments.

The invalidity or unenforceability of any provision of this Loan Agreement or any other Loan Document shall not affect the validity or enforceability of any other provision of this Loan Agreement or of any other Loan Document, all of which shall remain in full force and effect, including the Guaranty. All of the Loan Documents contain the complete and entire agreement among the parties as to the matters covered, rights granted, and the obligations assumed in this Loan Agreement and the other Loan Documents. This Loan Agreement may not be amended or modified except by written agreement signed by the parties hereto.

Section 15.08 Construction.

(a) The captions and headings of the sections of this Loan Agreement and the Loan Documents are for convenience only and shall be disregarded in construing this Loan Agreement and the Loan Documents.

(b) Any reference in this Loan Agreement to an "Exhibit" or "Schedule" or a "Section" or an "Article" shall, unless otherwise explicitly provided, be construed as referring, respectively, to an Exhibit or Schedule attached to this Loan Agreement or to a Section or Article of this Loan Agreement.

(c) Any reference in this Loan Agreement to a statute or regulation shall be construed as referring to that statute or regulation as amended from time to time.

(d) Use of the singular in this Loan Agreement includes the plural and use of the plural includes the singular.

(e) As used in this Loan Agreement, the term "including" means "including, but not limited to" or "including, without limitation," and is for example only and not a limitation.

(f) Whenever Borrower's knowledge is implicated in this Loan Agreement or the phrase "to Borrower's knowledge" or a similar phrase is used in this Loan Agreement, Borrower's knowledge or such phrase(s) shall be interpreted to mean to the best of Borrower's knowledge after reasonable and diligent inquiry and investigation.

(g) Unless otherwise provided in this Loan Agreement, if Lender's approval, designation, determination, selection, estimate, action, or decision is required, permitted, or contemplated hereunder, such approval, designation, determination, selection, estimate, action, or decision shall be made in Lender's sole and absolute discretion.

(h) All references in this Loan Agreement to a separate instrument or agreement shall include such instrument or agreement as the same may be amended or supplemented from time to time pursuant to the applicable provisions thereof.

(i) "Lender may" shall mean at Lender's discretion, but shall not be an obligation.

(j) If the Mortgage Loan proceeds are disbursed on a date that is later than the Effective Date, as described in Section 2.02(a)(1), the representations and warranties in the Loan Documents with respect to the ownership and operation of the Mortgaged Property shall be deemed to be made as of the disbursement date.

Section 15.09 Mortgage Loan Servicing.

All actions regarding the servicing of the Mortgage Loan, including the collection of payments, the giving and receipt of notice, inspections of the Mortgaged Property, inspections of books and records, and the granting of consents and approvals, may be taken by the Loan Servicer unless Borrower receives written notice to the contrary. If Borrower receives conflicting notices regarding the identity of the Loan Servicer or any other subject, any such written notice from Lender shall govern. The Loan Servicer may change from time to time (whether related or unrelated to a sale of the Mortgage Loan). If there is a change of the Loan Servicer, Borrower will be given written notice of the change.

Section 15.10 Disclosure of Information.

Lender may furnish information regarding Borrower, Key Principal, or Guarantor, or the Mortgaged Property to third parties with an existing or prospective interest in the servicing, enforcement, evaluation, performance, purchase, or securitization of the Mortgage Loan, including trustees, master servicers, special servicers, rating agencies, and organizations maintaining databases on the underwriting and performance of multifamily mortgage loans. Borrower irrevocably waives any and all rights it may have under applicable law to prohibit such disclosure, including any right of privacy.

Section 15.11 Waiver; Conflict.

No specific waiver of any of the terms of this Loan Agreement shall be considered as a general waiver. If any provision of this Loan Agreement is in conflict with any provision of any other Loan Document, the provision contained in this Loan Agreement shall control.

Section 15.12 No Reliance.

Borrower acknowledges, represents, and warrants that:

(a) it understands the nature and structure of the transactions contemplated by this Loan Agreement and the other Loan Documents;

(b) it is familiar with the provisions of all of the documents and instruments relating to such transactions;

(c) it understands the risks inherent in such transactions, including the risk of loss of all or any part of the Mortgaged Property;

(d) it has had the opportunity to consult counsel; and

(e) it has not relied on Lender for any guidance or expertise in analyzing the financial or other consequences of the transactions contemplated by this Loan Agreement or any other Loan Document or otherwise relied on Lender in any manner in connection with interpreting, entering into, or otherwise in connection with this Loan Agreement, any other Loan Document, or any of the matters contemplated hereby or thereby.

Section 15.13 Subrogation.

If, and to the extent that, the proceeds of the Mortgage Loan are used to pay, satisfy, or discharge any obligation of Borrower for the payment of money that is secured by a pre-existing mortgage, deed of trust, or other lien encumbering the Mortgaged Property, such Mortgage Loan proceeds shall be deemed to have been advanced by Lender at Borrower's request, and Lender shall be subrogated automatically, and without further action on its part, to the rights, including lien priority, of the owner or holder of the obligation secured by such prior lien, whether or not such prior lien is released.

Section 15.14 Counting of Days.

Except where otherwise specifically provided, any reference in this Loan Agreement to a period of "days" means calendar days, not Business Days. If the date on which Borrower is required to perform an obligation under this Loan Agreement is not a Business Day, Borrower shall be required to perform such obligation by the Business Day immediately preceding such date; provided, however, in respect of any Payment Date, or if the Maturity Date is other than a Business Day, Borrower shall be obligated to make such payment by the Business Day immediately following such date.

Section 15.15 Revival and Reinstatement of Indebtedness.

If the payment of all or any part of the Indebtedness by Borrower, Guarantor, or any other Person, or the transfer to Lender of any collateral or other property should for any reason subsequently be declared to be void or voidable under any state or federal law relating to creditors' rights, including provisions of the Insolvency Laws relating to a Voidable Transfer, and if Lender is required to repay or restore, in whole or in part, any such Voidable Transfer, or elects to do so upon the advice of its counsel, then the amount of such Voidable Transfer or the amount of such Voidable Transfer that Lender is required or elects to repay or restore, including all reasonable costs, expenses, and attorneys' fees incurred by Lender in connection therewith, and the Indebtedness shall be automatically revived, reinstated, and restored by such amount and shall exist as though such Voidable Transfer had never been made.

Section 15.16 Time is of the Essence.

Borrower agrees that, with respect to each and every obligation and covenant contained in this Loan Agreement and the other Loan Documents, time is of the essence.

Section 15.17 Final Agreement.

THIS LOAN AGREEMENT ALONG WITH ALL OF THE OTHER LOAN DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES WITH RESPECT TO THE SUBJECT MATTER HEREOF AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES. All prior or contemporaneous agreements, understandings, representations, and statements, oral or written, are merged into this Loan Agreement and the other Loan Documents. This Loan Agreement, the other Loan Documents, and any of their provisions may not be waived, modified, amended, discharged, or terminated except by an agreement in writing signed by the party against which the enforcement of the waiver, modification, amendment, discharge, or termination is sought, and then only to the extent set forth in that agreement.

Section 15.18 WAIVER OF TRIAL BY JURY.

TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, EACH OF BORROWER AND LENDER (a) COVENANTS AND AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS LOAN AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR THE RELATIONSHIP BETWEEN THE PARTIES AS BORROWER AND LENDER, THAT IS TRIABLE OF RIGHT BY A JURY, AND (b) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.

Section 15.19 Tax Savings Clause.

Notwithstanding anything to the contrary herein, no modification to the Loan Documents (whether in connection with a Transfer or otherwise) shall result in an Adverse Tax Event.

[Remainder of Page Intentionally Blank]

IN WITNESS WHEREOF, Borrower and Lender have signed and delivered this Loan Agreement under seal (where applicable) or have caused this Loan Agreement to be signed and delivered under seal (where applicable) by their duly authorized representatives. Where applicable law so provides, Borrower and Lender intend that this Loan Agreement shall be deemed to be signed and delivered as a sealed instrument.

BORROWER:

VICTORYBASE SC1, LLC, a
Texas limited liability company

By:________________________(SEAL)
Name: Thomas Paquin
Title: Authorized Signatory

LENDER:

WALKER & DUNLOP, LLC, a
Delaware limited liability company

By: _______________ (SEAL)
Name: Natalie Hamilton Miller
Title: Vice President

SCHEDULES AND EXHIBITS

Schedules

Schedule 1	Definitions Schedule (required)	Form 6101.FR
Schedule 2	Summary of Loan Terms (required)	Form 6102.FR
Schedule 3	Schedule of Interest Rate Type Provisions (required)	Form 6103.FR
Schedule 4	Prepayment Premium Schedule (required)	Form 6104.01
Schedule 5	Required Replacement Schedule (required)	
Schedule 6	Required Repair Schedule (required)	
Schedule 7	Exceptions to Representations and Warranties Schedule (required)	
Schedule 8	Ownership Interests Schedule	

Exhibits

N/A

Borrower hereby acknowledges and agrees that the Schedules and Exhibits referenced above are hereby incorporated fully into this Loan Agreement by this reference and each constitutes a substantive part of this Loan Agreement.

TFP
Borrower Initials

SCHEDULE 1
TO MULTIFAMILY LOAN AND SECURITY AGREEMENT

Definitions Schedule
(Interest Rate Type – Fixed Rate)

Capitalized terms used in the Loan Agreement have the meanings given to such terms in this Definitions Schedule.

"**Accrued Interest**" means unpaid interest, if any, on the Mortgage Loan that has not been added to the unpaid principal balance of the Mortgage Loan pursuant to Section 2.02(b) (Capitalization of Accrued But Unpaid Interest) of the Loan Agreement.

"**Additional Lender Repairs**" means repairs of the type listed on the Required Repair Schedule but not otherwise identified thereon that are determined advisable by Lender to keep the Mortgaged Property in good order and repair (ordinary wear and tear excepted) and in good marketable condition or to prevent deterioration of the Mortgaged Property.

"**Additional Lender Replacements**" means replacements of the type listed on the Required Replacement Schedule but not otherwise identified thereon that are determined advisable by Lender to keep the Mortgaged Property in good order and repair (ordinary wear and tear excepted) and in good marketable condition or to prevent deterioration of the Mortgaged Property.

"**Adverse Tax Event**" means any event that will (a) adversely affect the federal income tax status of any MBS trust that directly or indirectly holds the Mortgage Loan and issues MBS as a Fixed Investment Trust or REMIC, as the case may be, (b) result in the imposition of a "prohibited transaction" tax, within the meaning of Section 860F(a)(1) of the Internal Revenue Code, on any MBS trust that directly or indirectly holds the Mortgage Loan and issues MBS, or (c) result in the imposition of a tax on any contribution after the startup date, within the meaning of Section 860G(d)(1) of the Internal Revenue Code, on any MBS trust that directly or indirectly holds the Mortgage Loan and issues MBS.

"**Amortization Period**" has the meaning set forth in the Summary of Loan Terms.

"**Amortization Type**" has the meaning set forth in the Summary of Loan Terms.

"**Bankruptcy Code**" means Title 11 of the United States Code entitled "Bankruptcy" as now and hereafter in effect, or any successor statute.

"**Bankruptcy Event**" means any one or more of the following:

(a) the commencement, filing or continuation of a voluntary case or proceeding under one or more of the Insolvency Laws by Borrower;

(b) the acknowledgment in writing by Borrower (other than to Lender in connection with a workout) that it is unable to pay its debts generally as they mature;

(c) the making of a general assignment for the benefit of creditors by Borrower;

(d) the commencement, filing or continuation of an involuntary case or proceeding under one or more Insolvency Laws against Borrower; or

(e) the appointment of a receiver (other than a receiver appointed at the direction or request of Lender under the terms of the Loan Documents), liquidator, custodian, sequestrator, trustee or other similar officer who exercises control over Borrower or any substantial part of the assets of Borrower;

provided, however, that any proceeding or case under (d) or (e) above shall not be a Bankruptcy Event until the ninetieth day after filing (if not earlier dismissed) so long as such proceeding or case occurred without the consent, encouragement or active participation of Borrower, Guarantor, Key Principal, or any Borrower Affiliate (in which event such case or proceeding shall be a Bankruptcy Event immediately).

"**Borrower**" means, individually (and jointly and severally (solidarily instead for purposes of Louisiana law) if more than one), the entity (or entities) identified as "Borrower" in the first paragraph of the Loan Agreement.

"**Borrower Affiliate**" means, as to Borrower, Guarantor or Key Principal:

(a) any Person that owns any direct ownership interest in Borrower, Guarantor or Key Principal;

(b) any Person that indirectly owns, with the power to vote, twenty percent (20%) or more of the ownership interests in Borrower, Guarantor or Key Principal;

(c) any Person Controlled by, under common Control with, or which Controls, Borrower, Guarantor or Key Principal;

(d) any entity in which Borrower, Guarantor or Key Principal directly or indirectly owns, with the power to vote, twenty percent (20%) or more of the ownership interests in such entity; or

(e) any other individual that is related (to the third degree of consanguinity) by blood or marriage to Borrower, Guarantor or Key Principal.

"**Borrower Requested Repairs**" means repairs not listed on the Required Repair Schedule requested by Borrower to be reimbursed from the Repairs Escrow Account and determined advisable by Lender to keep the Mortgaged Property in good order and repair and in a good marketable condition or to prevent deterioration of the Mortgaged Property.

"**Borrower Requested Replacements**" means replacements not listed on the Required Replacement Schedule requested by Borrower to be reimbursed from the Replacement Reserve Account and determined advisable by Lender to keep the Mortgaged Property in good order and repair and in a good marketable condition or to prevent deterioration of the Mortgaged Property.

"**Borrower's General Business Address**" has the meaning set forth in the Summary of Loan Terms.

"**Borrower's Notice Address**" has the meaning set forth in the Summary of Loan Terms.

"**Business Day**" means any day other than (a) a Saturday, (b) a Sunday, (c) a day on which Lender is not open for business, or (d) a day on which the Federal Reserve Bank of New York is not open for business.

"**Collateral Account**" means any account designated as such by Lender pursuant to a Collateral Agreement or as established pursuant to the Loan Agreement, including the Reserve/Escrow Account.

"**Collateral Account Funds**" means, collectively, the funds on deposit in any Collateral Account, including the Reserve/Escrow Account Funds.

"**Collateral Agreement**" means any separate agreement between Borrower and Lender and any other party (if applicable) for the establishment of any other fund, reserve or account related to the Mortgage Loan or the Mortgaged Property.

"**Completion Period**" has the meaning set forth in the Summary of Loan Terms.

"**Condemnation Action**" has the meaning set forth in the Security Instrument.

"**Control**" (including with correlative meanings, such as "Controlling," "Controlled by" and "under common Control with") means, as applied to any entity, the possession, directly or indirectly, of the power to direct or cause the direction of the management and operations of such entity, whether through the ownership of voting securities or other ownership interests, by contract or otherwise.

"**Credit Score**" means a numerical value or a categorization derived from a statistical tool or modeling system used to measure credit risk and predict the likelihood of certain credit behaviors, including default.

"**Debt Service Amounts**" means the Monthly Debt Service Payments and all other amounts payable under the Loan Agreement, the Note, the Security Instrument or any other Loan Document.

"**Default Rate**" means an interest rate equal to the lesser of:

(a) the sum of the Interest Rate plus four (4) percentage points; or

(b) the maximum interest rate which may be collected from Borrower under applicable law.

"**Definitions Schedule**" means this Schedule 1 (Definitions Schedule) to the Loan Agreement.

"**Division**" means the filing of a certificate of division, adoption of a plan of division, amending of any organizational documents, or any other actions taken, permitted, or consented to in order to divide a Person into two or more Persons pursuant to a plan of division such as contemplated under the Delaware Limited Liability Company Act or any other similar requirement of law in any jurisdiction. The term "**Divide**" shall have a correlative meaning.

"**Economic Sanctions**" means any economic or financial sanction administered or enforced by the United States Government (including, without limitation, those administered by OFAC at http://www.treasury.gov/about/organizational-structure/offices/Pages/Office-of-Foreign-Assets-Control.aspx), the U.S. Department of Commerce, or the U.S. Department of State.

"**Effective Date**" has the meaning set forth in the Summary of Loan Terms.

"**Employee Benefit Plan**" means a plan described in Section 3(3) of ERISA, regardless of whether the plan is subject to ERISA, or a "plan" as defined in Section 4975(e)(1) of the Internal Revenue Code.

"**Enforcement Costs**" has the meaning set forth in the Security Instrument.

"**Environmental Indemnity Agreement**" means that certain Environmental Indemnity Agreement dated as of the Effective Date made by Borrower to and for the benefit of Lender, as the same may be amended, restated, replaced, supplemented, or otherwise modified from time to time.

"**Environmental Inspections**" has the meaning set forth in the Environmental Indemnity Agreement.

"**Environmental Laws**" has the meaning set forth in the Environmental Indemnity Agreement.

"**ERISA**" means the Employee Retirement Income Security Act of 1974, as amended from time to time and the regulations promulgated thereunder.

"**ERISA Affiliate**" shall mean, with respect to Borrower, any entity that, together with Borrower, would be treated as a single employer under Section 414(b) or (c) of the Internal Revenue Code, or Section 4001(a)(14) of ERISA, or the regulations thereunder.

"**ERISA Plan**" means any employee pension benefit plan within the meaning of Section 3(2) of ERISA (or related trust) that is subject to the requirements of Title IV of ERISA, Sections 430 or 431 of the Internal Revenue Code, or Sections 302, 303, or 304 of ERISA, which is maintained or contributed to by Borrower or its ERISA Affiliates.

"**Event of Default**" means the occurrence of any event listed in Section 14.01 (Events of Default) of the Loan Agreement.

"**Exceptions to Representations and Warranties Schedule**" means that certain Schedule 7 (Exceptions to Representations and Warranties Schedule) to the Loan Agreement.

"**First Payment Date**" has the meaning set forth in the Summary of Loan Terms.

"**First Principal and Interest Payment Date**" has the meaning set forth in the Summary of Loan Terms, if applicable.

"**Fixed Investment Trust**" means an investment trust as defined in Section 301.7701-4 of the Treasury Regulations.

"**Fixed Rate**" has the meaning set forth in the Summary of Loan Terms.

"**Fixtures**" has the meaning set forth in the Security Instrument.

"**Force Majeure**" shall mean acts of God, acts of war, civil disturbance, governmental action (including the revocation or refusal to grant licenses or permits, where such revocation or refusal is not due to the fault of Borrower), strikes, lockouts, fire, unavoidable casualties or any other causes beyond the reasonable control of Borrower (other than lack of financing), and of which Borrower shall have notified Lender in writing within ten (10) days after its occurrence.

"**Foreclosure Event**" means:

(a) foreclosure under the Security Instrument;

(b) any other exercise by Lender of rights and remedies (whether under the Security Instrument or under applicable law, including Insolvency Laws) as holder of the Mortgage Loan and/or the Security Instrument, as a result of which Lender (or its designee or nominee) or a third party purchaser becomes owner of the Mortgaged Property;

(c) delivery by Borrower to Lender (or its designee or nominee) of a deed or other conveyance of Borrower's interest in the Mortgaged Property in lieu of any of the foregoing; or

(d) in Louisiana, any dation en paiement.

"**Goods**" has the meaning set forth in the Security Instrument.

"**Governmental Authority**" means any court, board, commission, department or body of any municipal, county, state or federal governmental unit, or any subdivision of any court, board, commission, department or body of any municipal, county, state or federal governmental unit, that has or acquires jurisdiction over Borrower or the Mortgaged Property or the use, operation or improvement of the Mortgaged Property.

"**Guarantor**" means, individually and collectively, any guarantor of the Indebtedness or any other obligation of Borrower under any Loan Document.

"**Guarantor Bankruptcy Event**" means any one or more of the following:

(a) the commencement, filing or continuation of a voluntary case or proceeding under one or more of the Insolvency Laws by Guarantor;

(b) the acknowledgment in writing by Guarantor (other than to Lender in connection with a workout) that it is unable to pay its debts generally as they mature;

(c) the making of a general assignment for the benefit of creditors by Guarantor;

(d) the commencement, filing or continuation of an involuntary case or proceeding under one or more Insolvency Laws against Guarantor; or

(e) the appointment of a receiver, liquidator, custodian, sequestrator, trustee or other similar officer who exercises control over Guarantor or any substantial part of the assets of Guarantor, as applicable;

provided, however, that any proceeding or case under (d) or (e) above shall not be a Guarantor Bankruptcy Event until the ninetieth day after filing (if not earlier dismissed) so long as such proceeding or case occurred without the consent, encouragement or active participation of Borrower, Guarantor, Key Principal, or any Borrower Affiliate (in which event such case or proceeding shall be a Guarantor Bankruptcy Event immediately).

"**Guarantor's General Business Address**" has the meaning set forth in the Summary of Loan Terms.

"**Guarantor's Notice Address**" has the meaning set forth in the Summary of Loan Terms.

"**Guaranty**" means, individually and collectively, any Payment Guaranty, Non-Recourse Guaranty or other guaranty executed by Guarantor in connection with the Mortgage Loan.

"**Immediate Family Members**" means a child, stepchild, grandchild, spouse, sibling, or parent, each of whom is not a Prohibited Person.

"**Imposition Deposits**" has the meaning set forth in the Security Instrument.

"**Impositions**" has the meaning set forth in the Security Instrument.

"**Improvements**" has the meaning set forth in the Security Instrument.

"**Indebtedness**" has the meaning set forth in the Security Instrument.

"**Initial Replacement Reserve Deposit**" has the meaning set forth in the Summary of Loan Terms.

"**Insolvency Laws**" means the Bankruptcy Code, together with any other federal or state law affecting debtor and creditor rights or relating to the bankruptcy, insolvency, reorganization, arrangement, moratorium, readjustment of debt, dissolution, liquidation or similar laws, proceedings, or equitable principles affecting the enforcement of creditors' rights, as amended from time to time.

"**Insolvent**" means:

(a) that the sum total of all of a specified Person's liabilities (whether secured or unsecured, contingent or fixed, or liquidated or unliquidated) is in excess of the value of such Person's non-exempt assets, i.e., all of the assets of such Person that are available to satisfy claims of creditors; or

(b) such Person's inability to pay its debts as they become due.

"**Intended Prepayment Date**" means the date upon which Borrower intends to make a prepayment on the Mortgage Loan, as set forth in the Prepayment Notice.

"**Interest Accrual Method**" has the meaning set forth in the Summary of Loan Terms.

"**Interest Only Term**" has the meaning set forth in the Summary of Loan Terms.

"**Interest Rate**" means the Fixed Rate.

"**Interest Rate Type**" has the meaning set forth in the Summary of Loan Terms.

"**Internal Revenue Code**" means the Internal Revenue Code of 1986, as amended.

"**Investor**" means any Person to whom Lender intends to (a) sell, transfer, deliver or assign the Mortgage Loan in the secondary mortgage market, or (b) sell an MBS backed by the Mortgage Loan.

"**Key Principal**" means, collectively:

(a) the Person that Controls Borrower that Lender determines is critical to the successful operation and management of Borrower and the Mortgaged Property, as identified as such in the Summary of Loan Terms; or

(b) any Person who becomes a Key Principal after the date of the Loan Agreement and is identified as such in an assumption agreement, or another amendment or supplement to the Loan Agreement.

"**Key Principal's General Business Address**" has the meaning set forth in the Summary of Loan Terms.

"**Key Principal's Notice Address**" has the meaning set forth in the Summary of Loan Terms.

"**Land**" means the land described in Exhibit A to the Security Instrument.

"**Last Interest Only Payment Date**" has the meaning set forth in the Summary of Loan Terms, if applicable.

"**Late Charge**" means an amount equal to the delinquent amount then due under the Loan Documents multiplied by five percent (5%).

"**Leases**" has the meaning set forth in the Security Instrument.

"**Lender**" means the entity identified as "Lender" in the first paragraph of the Loan Agreement and its transferees, successors and assigns, or any subsequent holder of the Note.

"**Lender's General Business Address**" has the meaning set forth in the Summary of Loan Terms.

"**Lender's Notice Address**" has the meaning set forth in the Summary of Loan Terms.

"**Lender's Payment Address**" has the meaning set forth in the Summary of Loan Terms.

"**Lien**" has the meaning set forth in the Security Instrument.

"**Loan Agreement**" means the Multifamily Loan and Security Agreement dated as of the Effective Date executed by and between Borrower and Lender to which this Definitions Schedule is attached, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time.

"**Loan Amount**" has the meaning set forth in the Summary of Loan Terms.

"**Loan Application**" means the application for the Mortgage Loan submitted by Borrower to Lender.

"**Loan Documents**" means the Note, the Loan Agreement, the Security Instrument, the Environmental Indemnity Agreement, the Guaranty, all guaranties, all indemnity agreements, all Collateral Agreements, all O&M Plans, and any other documents now or in the future executed by Borrower, Guarantor, Key Principal, any other guarantor or any other Person in connection with the Mortgage Loan, as such documents may be amended, restated, replaced, supplemented or otherwise modified from time to time.

"**Loan Servicer**" means the entity that from time to time is designated by Lender to collect payments and deposits and receive notices under the Note, the Loan Agreement, the Security Instrument and any other Loan Document, and otherwise to service the Mortgage Loan for the benefit of Lender. Unless Borrower receives notice to the contrary, the Loan Servicer shall be the Lender originally named on the Summary of Loan Terms.

"**Loan Term**" has the meaning set forth in the Summary of Loan Terms.

"**Loan Year**" has the meaning set forth in the Summary of Loan Terms.

"**Material Commercial Lease**" means:

(a) any Lease that, individually or in the aggregate with other Leases entered into with the same tenant, comprises five percent (5%) or more of the total gross income at the Mortgaged Property on an annualized basis; or

(b) regardless of the percentage of the total gross income at the Mortgaged Property that it comprises, any Lease relating to:

(1) solar power, thermal power generation, or co-power generation, or for the installation of solar panels or any other electrical power generation equipment, and any related power purchase agreement; or

(2) any dwelling unit at the Mortgaged Property leased to Guarantor, Key Principal, or another Borrower Affiliate.

"**Maturity Date**" has the meaning set forth in the Summary of Loan Terms.

"**Maximum Inspection Fee**" has the meaning set forth in the Summary of Loan Terms.

"**Maximum Permitted Equipment Financing**" has the meaning set forth in the Summary of Loan Terms.

"**Maximum Repair Cost**" shall be the amount(s) set forth in the Required Repair Schedule, if any.

"**Maximum Repair Disbursement Interval**" has the meaning set forth in the Summary of Loan Terms.

"**Maximum Replacement Reserve Disbursement Interval**" has the meaning set forth in the Summary of Loan Terms.

"**Maximum Restoration Reserve Disbursement Interval**" has the meaning set forth in the Summary of Loan Terms.

"**MBS**" means an investment security that represents an undivided beneficial interest in a pool of mortgage loans or participation interests in mortgage loans held in trust pursuant to the terms of a governing trust document.

"**Mezzanine Debt**" means a loan to a direct or indirect owner of Borrower secured by a pledge of such owner's interest in an entity owning a direct or indirect interest in Borrower.

"**Minimum Repairs Disbursement Amount**" has the meaning set forth in the Summary of Loan Terms.

"**Minimum Replacement Reserve Disbursement Amount**" has the meaning set forth in the Summary of Loan Terms.

"**Minimum Restoration Reserve Disbursement Amount**" has the meaning set forth in the Summary of Loan Terms.

"**Monthly Debt Service Payment**" has the meaning set forth in the Summary of Loan Terms.

"**Monthly Replacement Reserve Deposit**" has the meaning set forth in the Summary of Loan Terms.

"**Mortgage Loan**" means the mortgage loan made by Lender to Borrower in the principal amount of the Note made pursuant to the Loan Agreement, evidenced by the Note and secured by the Loan Documents that are expressly stated to be security for the Mortgage Loan.

"**Mortgaged Property**" has the meaning set forth in the Security Instrument.

"**Multifamily Project**" has the meaning set forth in the Summary of Loan Terms.

"**Multifamily Project Address**" has the meaning set forth in the Summary of Loan Terms.

"**Net Cash Flow**" means, for any specified period, the total of (a) the net rental income for the Mortgaged Property, plus (b) other allowable income for the Mortgaged Property, if any, minus (c) operating expenses for the Mortgaged Property, minus (d) the full amount underwritten for the Replacement Reserve Account (regardless of whether deposits have been or will be waived or reduced), and as adjusted for economic vacancy and other factors by Lender for the specific asset class or loan type.

"**Non-Recourse Guaranty**" means, if applicable, that certain Guaranty of Non-Recourse Obligations of even date herewith executed by Guarantor to and for the benefit of Lender, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time.

"**Note**" means that certain Multifamily Note of even date herewith in the original principal amount of the stated Loan Amount made by Borrower in favor of Lender, and all schedules, riders, allonges and addenda attached thereto, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time.

"**O&M Plan**" has the meaning set forth in the Environmental Indemnity Agreement.

"**OFAC**" means the United States Treasury Department, Office of Foreign Assets Control, and any successor thereto.

"**Ownership Interests Schedule**" means that certain Schedule 8 (Ownership Interests Schedule) to the Loan Agreement.

"**Payment Date**" means the First Payment Date and the first day of each month thereafter until the Mortgage Loan is fully paid.

"**Payment Guaranty**" means, if applicable, that certain Guaranty (Payment) of even date herewith executed by Guarantor to and for the benefit of Lender, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time.

"**Permitted Encumbrance**" has the meaning set forth in the Security Instrument.

"**Permitted Equipment Financing**" means equipment lease or other purchase money financing incurred in the ordinary course for acquisition of additional or replacement equipment or other personal property, or to refinance Permitted Equipment Financing, in an amount not to exceed, at any time, the Maximum Permitted Equipment Financing.

"**Permitted Mezzanine Debt**" means Mezzanine Debt incurred by a direct or indirect owner or owners of Borrower where the exercise of any of the rights and remedies by the holder or holders of the Mezzanine Debt would not in any circumstance cause (a) a change in Control in Borrower, Key Principal, or Guarantor, or (b) a Transfer of a direct or indirect Restricted Ownership Interest in Borrower, Key Principal, or Guarantor.

"**Permitted Preferred Equity**" means Preferred Equity that does not (a) require mandatory dividends, distributions, payments or returns (including at maturity or in connection with a redemption), or (b) provide the Preferred Equity owner with rights or remedies on account of a failure to receive any preferred dividends, distributions, payments or returns (or, if such rights are provided, the exercise of such rights do not violate the Loan Documents or are otherwise exercised with the prior written consent of Lender in accordance with Article 11 (Liens, Transfers and Assumptions) of the Loan Agreement and the payment of all applicable fees and expenses as set forth in Section 11.03(g) (Further Conditions to Transfers and Assumption) of the Loan Agreement).

"**Permitted Prepayment Date**" means the last Business Day of a calendar month.

"**Person**" means an individual, an estate, a trust, a corporation, a partnership, a limited liability company or any other organization or entity (whether governmental or private).

"**Personal Property**" means the Goods, accounts, choses of action, chattel paper, documents, general intangibles (including Software), payment intangibles, instruments, investment property, letter of credit rights, supporting obligations, computer information, source codes, object codes, records and data, all telephone numbers or listings, claims (including claims for indemnity or breach of warranty), deposit accounts and other property or assets of any kind or nature related to the Land or the Improvements, including operating agreements, surveys, plans and specifications and contracts for architectural, engineering and construction services relating to the Land or the Improvements, and all other intangible property and rights relating to the operation of, or used in connection with, the Land or the Improvements, including all governmental permits relating to any activities on the Land.

"**Personalty**" has the meaning set forth in the Security Instrument.

"**Preferred Equity**" means a direct or indirect equity ownership interest in, economic interests in, or rights with respect to, Borrower that provide an equity owner preferred dividend, distribution, payment, or return treatment relative to other equity owners.

"**Prepayment Lockout Period**" has the meaning set forth in the Summary of Loan Terms.

"**Prepayment Notice**" means the written notice that Borrower is required to provide to Lender in accordance with Section 2.03 (Lockout/Prepayment) of the Loan Agreement in order to make a prepayment on the Mortgage Loan, which shall include, at a minimum, the Intended Prepayment Date.

"**Prepayment Premium**" means the amount payable by Borrower in connection with a prepayment of the Mortgage Loan, as provided in Section 2.03 (Lockout/Prepayment) of the Loan Agreement and calculated in accordance with the Prepayment Premium Schedule.

"**Prepayment Premium Period End Date**" or "**Yield Maintenance Period End Date**" has the meaning set forth in the Summary of Loan Terms.

"**Prepayment Premium Period Term**" or "**Yield Maintenance Period Term**" has the meaning set forth in the Summary of Loan Terms.

"**Prepayment Premium Schedule**" means that certain Schedule 4 (Prepayment Premium Schedule) to the Loan Agreement.

"**Prohibited Person**" means:

(a) any Person with whom Lender or Fannie Mae is prohibited from doing business pursuant to any law, rule, regulation, judicial proceeding or administrative directive; or

(b) any Person identified on the United States Department of Housing and Urban Development's "Limited Denial of Participation, HUD Funding Disqualifications and Voluntary Abstentions List," or on the General Services Administration's "System for Award Management (SAM)" exclusion list, each of which may be amended from time to time, and any successor or replacement thereof; or

(c) any Person that is determined by Fannie Mae to pose an unacceptable credit risk due to the aggregate amount of debt of such Person owned or held by Fannie Mae; or

(d) any Person that has caused any unsatisfactory experience of a material nature with Fannie Mae or Lender, such as a default, fraud, intentional misrepresentation, litigation, arbitration or other similar act.

"**Property Jurisdiction**" has the meaning set forth in the Security Instrument.

"**Property Square Footage**" has the meaning set forth in the Summary of Loan Terms.

"**Publicly-Held Corporation**" means a corporation, the outstanding voting stock of which is registered under Sections 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended.

"**Publicly-Held Trust**" means a real estate investment trust, the outstanding voting shares or beneficial interests of which are registered under Sections 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended.

"**REMIC**" means a real estate mortgage investment conduit as defined in Section 860D of the Internal Revenue Code.

"**Rents**" has the meaning set forth in the Security Instrument.

"**Repair Threshold**" has the meaning set forth in the Summary of Loan Terms.

"**Repairs**" means, individually and collectively, the Required Repairs, Borrower Requested Repairs, and Additional Lender Repairs.

"**Repairs Escrow Account**" means the account established by Lender into which the Repairs Escrow Deposit is deposited to fund the Repairs.

"**Repairs Escrow Account Administration Fee**" has the meaning set forth in the Summary of Loan Terms.

"**Repairs Escrow Deposit**" has the meaning set forth in the Summary of Loan Terms.

"**Replacement Reserve Account**" means the account established by Lender into which the Replacement Reserve Deposits are deposited to fund the Replacements.

"**Replacement Reserve Account Administration Fee**" has the meaning set forth in the Summary of Loan Terms.

"**Replacement Reserve Account Interest Disbursement Frequency**" has the meaning set forth in the Summary of Loan Terms.

"**Replacement Reserve Deposits**" means the Initial Replacement Reserve Deposit, Monthly Replacement Reserve Deposits and any other deposits to the Replacement Reserve Account required by the Loan Agreement.

"**Replacement Threshold**" has the meaning set forth in the Summary of Loan Terms.

"**Replacements**" means, individually and collectively, the Required Replacements, Borrower Requested Replacements and Additional Lender Replacements.

"**Required Repair Schedule**" means that certain Schedule 6 (Required Repair Schedule) to the Loan Agreement.

"**Required Repairs**" means those items listed on the Required Repair Schedule.

"**Required Replacement Schedule**" means that certain Schedule 5 (Required Replacement Schedule) to the Loan Agreement.

"**Required Replacements**" means those items listed on the Required Replacement Schedule.

"**Reserve/Escrow Account Funds**" means, collectively, the funds on deposit in the Reserve/Escrow Accounts.

"**Reserve/Escrow Accounts**" means, individually and collectively, the Replacement Reserve Account, the Repairs Escrow Account, and the Restoration Reserve Account.

"**Residential Lease**" means a Lease of an individual dwelling unit.

"**Restoration**" means any work and improvements required to be performed to the Mortgaged Property following a casualty or event of loss as set forth in plans and specifications approved by Lender.

"**Restoration Reserve Account**" means, if applicable, the account established by Lender into which insurance proceeds are deposited in order to fund a Restoration following a casualty or event of loss.

"**Restoration Reserve Account Administration Fee**" has the meaning set forth in the Summary of Loan Terms.

"**Restoration Threshold**" has the meaning set forth in the Summary of Loan Terms.

"**Restricted Ownership Interest**" means, with respect to any entity, the following:

(a) if such entity is a general partnership or a joint venture, fifty percent (50%) or more of all general partnership or joint venture interests in such entity;

(b) if such entity is a limited partnership:

(1) the interest of any general partner; or

(2) fifty percent (50%) or more of all limited partnership interests in such entity;

(c) if such entity is a limited liability company or a limited liability partnership:

(1) the interest of any managing member or the contractual rights of any non-member manager; or

(2) fifty percent (50%) or more of all membership or other ownership interests in such entity;

(d) if such entity is a corporation (other than a Publicly-Held Corporation) with only one class of voting stock, fifty percent (50%) or more of voting stock in such corporation;

(e) if such entity is a corporation (other than a Publicly-Held Corporation) with more than one class of voting stock, the amount of shares of voting stock sufficient to have the power to elect the majority of directors of such corporation; or

(f) if such entity is a trust (other than a land trust or a Publicly-Held Trust), the power to Control such trust vested in the trustee of such trust or the ability to remove, appoint or substitute the trustee of such trust (unless the trustee of such trust after such removal, appointment or substitution is a trustee identified in the trust agreement approved by Lender).

"**Review Fee**" means the non-refundable fee of $3,000 payable to Lender.

"**Sanctioned Country**" means a country or territory subject to either a targeted or comprehensive country-wide sanctions program administered and enforced by OFAC, which list is updated from time to time.

"**Sanctioned Person**" means:

(a) a Person named on the list of "Specially Designated Nationals and Blocked Persons" maintained by OFAC, available at http://www.treasury.gov/resource-center/sanctions/SDN-List/Pages/default.aspx, or as otherwise published from time to time;

(b) (1) an agency of the government of a Sanctioned Country, (2) an organization controlled by a Sanctioned Country, or (3) a Person resident in a Sanctioned Country, to the extent any Person described in clauses (1), (2) or (3) is the subject of a sanctions program administered by OFAC;

(c) a Person whose property and interests in property are blocked pursuant to an Executive Order or regulations administered by OFAC consistent with the guidance issued by OFAC; or

(d) any Person that meets (a) or (b) of the definition of "Prohibited Person."

"**Schedule of Interest Rate Type Provisions**" means that certain Schedule 3 (Schedule of Interest Rate Type Provisions) to the Loan Agreement.

"**Security Instrument**" means that certain multifamily mortgage, deed to secure debt or deed of trust executed and delivered by Borrower as security for the Mortgage Loan and encumbering the

Mortgaged Property, including all riders or schedules attached thereto, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time.

"**Servicing Arrangement**" means any arrangement between Lender and the Loan Servicer for loss sharing or interim advancement of funds.

"**Short-Term Rental**" means any Lease or master Lease (including subleases, licenses, and other possessory interests, whether oral or written) of an individual dwelling unit, for which the intended occupancy of the dwelling unit is for a period or periods of less than thirty (30) days, irrespective of the stated term of the Lease, including any Lease:

(a) for corporate tenant and guest suite purposes; or

(b) with an agreement or arrangement between either:

(1) Borrower and a tenant whereby the tenant may enter into a separate agreement or arrangement with a Short-Term Rental Provider to offer Short-Term Rentals at the Mortgaged Property; or

(2) Borrower and a Short-Term Rental Provider, pursuant to which tenants may offer Short-Term Rentals at the Mortgaged Property.

"**Short-Term Rental Provider**" means any platform or provider (including any internet or online service platform or provider) that offers Short-Term Rental services and arrangements, including booking and reservation services to guests and customers.

"**Software**" has the meaning set forth in the Security Instrument.

"**Summary of Loan Terms**" means that certain Schedule 2 (Summary of Loan Terms) to the Loan Agreement.

"**Taxes**" has the meaning set forth in the Security Instrument.

"**Title Policy**" means the mortgagee's loan policy of title insurance issued in connection with the Mortgage Loan and insuring the lien of the Security Instrument as set forth therein, as approved by Lender.

"**Total Parking Spaces**" has the meaning set forth in the Summary of Loan Terms.

"**Total Residential Units**" has the meaning set forth in the Summary of Loan Terms.

"**Transfer**" means:

(a) a sale, assignment, transfer or other disposition (whether voluntary, involuntary, or by operation of law), other than Residential Leases, Material Commercial Leases or non-Material Commercial Leases permitted by the Loan Agreement;

(b) a granting, pledging, creating or attachment of a lien, encumbrance or security interest (whether voluntary, involuntary, or by operation of law);

(c) an issuance or other creation of a direct or indirect ownership interest;

(d) a withdrawal, retirement, removal or involuntary resignation of any owner or manager of a legal entity; or

(e) a merger, consolidation, dissolution, Division or liquidation of a legal entity.

"**Transfer Fee**" means a fee equal to one percent (1%) of the unpaid principal balance of the Mortgage Loan payable to Lender.

"**Treasury Regulations**" means regulations, revenue rulings and other public interpretations of the Internal Revenue Code by the Internal Revenue Service, as such regulations, rulings and interpretations may be amended or otherwise revised from time to time.

"**UCC**" has the meaning set forth in the Security Instrument.

"**UCC Collateral**" has the meaning set forth in the Security Instrument.

"**Voidable Transfer**" means any fraudulent conveyance, preference or other voidable or recoverable payment of money or transfer of property.

"**Yield Maintenance Period End Date**" or "**Prepayment Premium Period End Date**" has the meaning set forth in the Summary of Loan Terms.

"**Yield Maintenance Period Term**" or "**Prepayment Premium Period Term**" has the meaning set forth in the Summary of Loan Terms.

[Remainder of Page Intentionally Blank]

SCHEDULE 2
TO MULTIFAMILY LOAN AND SECURITY AGREEMENT

Summary of Loan Terms
(Interest Rate Type - Fixed Rate)

I. GENERAL PARTY AND MULTIFAMILY PROJECT INFORMATION	
Borrower	**VICTORYBASE SC1, LLC**, a Texas limited liability company
Lender	**WALKER & DUNLOP, LLC**, a Delaware limited liability company
Key Principal	**VICTORYBASE RE, LLC**, a Texas limited liability company **THOMAS PAQUIN**
Guarantor	**VICTORYBASE RE, LLC**, a Texas limited liability company **THOMAS PAQUIN**
Multifamily Project	Windsong Place
ADDRESSES	
Borrower's General Business Address	c/o VictoryBase, 550 [redacted]
Borrower's Notice Address	c/o VictoryBase, 550 [redacted]
Multifamily Project Address	9 Windsong Rd Beaufort, South Carolina 29906
Multifamily Project County	Beaufort
Key Principal's General Business Address	c/o VictoryBase, 550 [redacted]

Key Principal's Notice Address	c/o VictoryBase, 550 [redacted]
Guarantor's General Business Address	c/o VictoryBase, 550 [redacted]
Guarantor's Notice Address	c/o VictoryBase, 550 [redacted]
Lender's General Business Address	[redacted]
Lender's Notice Address	[redacted]
Lender's Payment Address	[redacted]

II. MULTIFAMILY PROJECT INFORMATION	
Property Square Footage	424,680 sq. ft.
Total Parking Spaces	144
Total Residential Units	48
Affordable Housing Property	☐ Yes ☒ No

III. MORTGAGE LOAN INFORMATION	
Amortization Period	Zero (0) months
Amortization Type	☐ Amortizing ☒ Full Term Interest Only ☐ Partial Interest Only
Effective Date	June 2, 2023
First Payment Date	The first day of August, 2023
Fixed Rate	5.60%
Interest Accrual Method	☐ 30/360 (computed on the basis of a three hundred sixty (360) day year consisting of twelve (12) thirty (30) day months) or ☒ Actual/360 (computed on the basis of a three hundred sixty (360) day year and the actual number of calendar days during the applicable month, calculated by multiplying the unpaid principal balance of the Mortgage Loan by the Interest Rate, dividing the product by three hundred sixty (360), and multiplying the quotient obtained by the actual number of days elapsed in the applicable month)
Interest Only Term	One hundred twenty (120) months
Interest Rate	The Fixed Rate
Interest Rate Type	Fixed Rate
Loan Amount	$9,361,000.00
Loan Term	One hundred twenty (120) months

Loan Year	The period beginning on the Effective Date and ending on the last day of June, 2024, and each successive twelve (12) month period thereafter
Maturity Date	The first day of July, 2033, or any earlier date on which the Indebtedness becomes due and payable by acceleration or otherwise
Maximum Permitted Equipment Financing	**$187,220.00**
Monthly Debt Service Payment	(i) $45,140.82 for the First Payment Date; and (ii) for each Payment Date thereafter until the Mortgage Loan is fully paid: (a) $40,772.36 if the prior month was a 28-day month; (b) $42,228.51 if the prior month was a 29-day month; (c) $43,684.67 if the prior month was a 30-day month; and (d) $45,140.82 if the prior month was a 31-day month
Prepayment Lockout Period	The 0 Loan Year of the term of the Mortgage Loan

IV. YIELD MAINTENANCE/PREPAYMENT PREMIUM INFORMATION	
Yield Maintenance Period End Date ***or*** **Prepayment Premium Period End Date**	The last day of December, 2032
Yield Maintenance Period Term ***or*** **Prepayment Premium Period Term**	One hundred fourteen (114) months

V. RESERVE INFORMATION	
Completion Period	Within N/A months after the Effective Date or as otherwise shown on the Required Repair Schedule
Initial Replacement Reserve Deposit	$0.00
Maximum Inspection Fee	$750.00
Maximum Repair Disbursement Interval	One (1) time per calendar month
Maximum Replacement Reserve Disbursement Interval	One (1) time per calendar quarter
Maximum Restoration Reserve Disbursement Interval	One (1) time per calendar month
Minimum Repairs Disbursement Amount	$5,000.00
Minimum Replacement Reserve Disbursement Amount	$5,000.00
Minimum Restoration Reserve Disbursement Amount	$5,000.00

Monthly Replacement Reserve Deposit	$800.00
Repair Threshold	$10,000.00
Repairs Escrow Account Administration Fee	$250.00, payable one time
Repairs Escrow Deposit	$0.00
Replacement Reserve Account Administration Fee	$250.0, payable annually
Replacement Reserve Account Interest Disbursement Frequency	Annually
Replacement Threshold	$5,000.00
Restoration Reserve Account Administration Fee	$250.00, payable one (1) time
Restoration Threshold	$10,000.00

[Remainder of Page Intentionally Blank]

SCHEDULE 3
TO MULTIFAMILY LOAN AND SECURITY AGREEMENT

Schedule of Interest Rate Type Provisions
(Fixed Rate)

1. Defined Terms.

Capitalized terms not otherwise defined in this Schedule have the meanings given to such terms in the Definitions Schedule to the Loan Agreement.

2. Interest Accrual.

Except as otherwise provided in the Loan Agreement, interest shall accrue at the Interest Rate until fully paid.

SCHEDULE 4
TO MULTIFAMILY LOAN AND SECURITY AGREEMENT

Prepayment Premium Schedule
(Standard Yield Maintenance – Fixed Rate)

1. Defined Terms.

All capitalized terms used but not defined in this Prepayment Premium Schedule shall have the meanings assigned to them in the Loan Agreement.

2. Prepayment Premium.

Any Prepayment Premium payable under Section 2.03 (Lockout/Prepayment) of the Loan Agreement shall be computed as follows:

(a) If the prepayment is made at any time after the Effective Date and before the Yield Maintenance Period End Date, the Prepayment Premium shall be the greater of:

(1) one percent (1%) of the amount of principal being prepaid; or

(2) the product obtained by multiplying:

(A) the amount of principal being prepaid,

by

(B) the difference obtained by subtracting from the Fixed Rate on the Mortgage Loan, the Yield Rate (as defined below) on the twenty-fifth (25th) Business Day preceding (i) the Intended Prepayment Date, or (ii) the date Lender accelerates the Mortgage Loan or otherwise accepts a prepayment pursuant to Section 2.03(d) (Application of Collateral) of the Loan Agreement,

by

(C) the present value factor calculated using the following formula:

$$\frac{1 - (1 + r)^{-n/12}}{r}$$

[r = Yield Rate

n = the number of months remaining between (i) either of the following: (x) in the case of a voluntary prepayment, the last day of the month in which the prepayment is made, or (y) in

any other case, the date on which Lender accelerates the unpaid principal balance of the Mortgage Loan and (ii) the Yield Maintenance Period End Date.

For purposes of this clause (2), the "**Yield Rate**" means the yield calculated by interpolating the yields for the immediately shorter and longer term U.S. "Treasury constant maturities" (as reported in the Federal Reserve Statistical Release H.15 Selected Interest Rates (the "**Fed Release**") under the heading "U.S. government securities") closest to the remaining term of the Yield Maintenance Period Term, as follows (rounded to three (3) decimal places):

$$\left(\frac{(a-b)}{(x-y)}\times(z-y)\right)+b$$

$a =$ the yield for the longer U.S. Treasury constant maturity
$b =$ the yield for the shorter U.S. Treasury constant maturity
$x =$ the term of the longer U.S. Treasury constant maturity
$y =$ the term of the shorter U.S. Treasury constant maturity
$z =$ "n" (as defined in the present value factor calculation above) divided by twelve (12).

For purposes of this clause (2), if the Yield Rate is calculated to be zero, the number 0.00001 shall be deemed to be the Yield Rate.

Notwithstanding any provision to the contrary, if "z" equals a term reported under the U.S. "Treasury constant maturities" subheading in the Fed Release, the yield for such term shall be used, and interpolation shall not be necessary. If publication of the Fed Release is discontinued by the Federal Reserve Board, Lender shall determine the Yield Rate from another source selected by Lender. Any determination of the Yield Rate by Lender will be binding absent manifest error.]

(b) If the prepayment is made on or after the Yield Maintenance Period End Date but before the last calendar day of the fourth (4th) month prior to the month in which the Maturity Date occurs, the Prepayment Premium shall be one percent (1%) of the amount of principal being prepaid.

(c) Notwithstanding the provisions of Section 2.03 (Lockout/Prepayment) of the Loan Agreement, no Prepayment Premium shall be payable with respect to any prepayment made on or after the last calendar day of the fourth (4th) month prior to the month in which the Maturity Date occurs.

[Remainder of Page Intentionally Blank]

SCHEDULE 5
TO MULTIFAMILY LOAN AND SECURITY AGREEMENT

Required Replacement Schedule

Asphalt Sealcoat and Restriping

Building Exteriors - Clean, Seal, Repair, Repaint

Domestic Water Heater Tank Type (40-50 Gallons)

Condenser, Remote - Component

Vinyl Flooring Replacement

Carpet Flooring Replacement

Refrigerators

Range

Dishwasher

Microwave

SCHEDULE 6
TO MULTIFAMILY LOAN AND SECURITY AGREEMENT

Required Repair Schedule

NONE

Property Address	Collateral Reference Number
9 Windsong Rd Beaufort, South Carolina 29906	1720009840

SCHEDULE 7
TO MULTIFAMILY LOAN AND SECURITY AGREEMENT

Exceptions to Representations and Warranties Schedule

NONE

SCHEDULE 8
TO MULTIFAMILY LOAN AND SECURITY AGREEMENT

Ownership Interests Schedule

Windsong Place
9 Windsong Road Beaufort, SC


Thomas Paquin, a Trustee of the Tom Paquin Irrevocable Trust
100% membership interest (100% economic and voting interest)
Exchange Agreement
Investors
Class A Shares
VictoryBase RE LLC
Texas Limited Liability Company
VictoryBase Corporation
Delaware Corporation
Manager
VictoryBase Holdings, LLC
Texas Limited Liability Company
Manager
100% membership interest (100% economic and voting interest)
VictoryBase SC1, LLC
Texas Limited Liability Company
Borrower

[Remainder of Page Intentionally Blank]

EX1A-6 MAT CTRCT 8 vb-posqex6z11.htm EXHIBIT 6.11

MODIFIED AND CONSOLIDATED PROMISSORY NOTE

$5,915,000.00 **February 10, 2023**

FOR VALUE RECEIVED, VICTORYBASE NY1, LLC, a Texas limited liability company authorized to do business in New York State, with an address of [redacted] (herein referred to as "Borrower"), hereby covenants and promises to pay to **WATERTOWN SAVINGS BANK,** a New York savings bank, with an address of [redacted] (referred to herein as "Lender"), or order, at Lender's address first above written or at such other address as Lender may designate in writing, the principal sum of **FIVE MILLION NINE HUNDRED FIFTEEN THOUSAND and 00/100 DOLLARS ($5,915,000.00),** in lawful money of the United States of America, together with interest thereon computed from the date hereof as set forth herein, until paid in full.

Borrower covenants and agrees with Lender as follows:

1. Borrower will pay the indebtedness evidenced by this Note as provided herein.

2. The interest rate charged on the outstanding principal balance shall be at the initial rate of **five percent (5.00%)** per annum. Interest is calculated on the basis of a 360-day year for the actual number of days the loan is outstanding.

3. A payment of accrued interest only will be made by the Borrower on **March 1, 2023.**

4. Commencing on the **first day of April 2023,** and continuing on the first day of each consecutive month thereafter, Borrower shall make monthly payments of principal and interest payable in initial, equal monthly installments of **Thirty-Four Thousand Five Hundred Seventy Eight and 50/100 Dollars ($34,578.50)** each, to be applied first against late charges or other penalties or expenses for which Borrower is liable; accrued interest at the aforesaid rate on the outstanding principal amount; and then in reduction of principal. Borrower shall also make any required monthly escrow payments for real estate taxes and assessments pursuant to that certain Mortgage as consolidated between Borrower and Lender of even date herewith.

5. (a) The interest rate charged on the outstanding principal balance may change on the first (1st) day of **August 2027,** and on that day every sixtieth (60th) month thereafter. The date on which the interest rate shall change is referred to herein as the "Change Date". Beginning with the first Change Date, the interest rate shall be based on the weekly Five (5) year Treasury Constant Maturity Rate published in the Federal Reserve Statistical Release (referred to herein as the "Index"). The most recent Index figure available as of the date approximately forty-five days before each Change Date is called the "Current Index". If the Current Index is no longer available, the Lender shall choose a new index which is based upon comparable information. Before each Change Date, the Lender shall determine the new interest rate by adding **3.00%** to the Current Index and the resulting interest rate shall remain effective as the new interest rate until the next Change Date. The new interest rate shall become effective on the Change Date.

(b) On the Change Date, if the amount of the change between the prior interest rate and the new interest rate is less than 1/8 of 1 percentage point, the amount of the change will be rounded to zero. If the amount of the change is greater than 1/8 of 1 percentage point, the amount of the change will be rounded to the nearest 1/8 of 1 percentage point,

(c) Notwithstanding any provisions herein contained to the contrary, the interest rate shall never be less than **five percent (5.00%)** per annum for the life of the loan.

(d) The Lender shall, at the same time as it calculates the new interest rate, determine the monthly payments that would be needed to repay in full the amount of principal that Borrower is expected to owe on the Change Date, taking into consideration the new interest rate, the Note's maturity date, and the requirement of substantially equal payments. The result of this calculation shall be the new amount of the monthly payment. Borrower shall pay the amount of the new monthly payment beginning on the first monthly payment date after the Change Date. The Lender shall mail or deliver to B01Tower a notice of any change in the interest rate and the amount of the new monthly payment before the effective date of any such change.

6. Borrower shall have the right to prepay all or a portion of the outstanding principal balance of the Note without any prepayment fee, PROVIDED, HOWEVER, that, in the event the Borrower might pay in full the remaining principal balance of the Note through the refinance of the indebtedness by another lending institution during the first five years of the term of this loan, then the Borrower shall incur a prepayment charge applicable to the outstanding principal balance at the rate of five percent (5%) in the first year, four percent (4%) in the second year, three percent (3%) in the third year, two percent (2%) in the fourth year, and one percent (1%) in the fifth year. The installment payments provided for in the Note shall continue without change after any such partial prepayment.

7. Notwithstanding any other provision contained herein to the contrary, on **March 1, 2048** (the "Maturity Date"), all outstanding principal and accrued interest shall be due and payable, if not sooner paid.

8. In the event that any portion of any payment due hereunder is not made within fifteen (15) days of the date such payment became payable, the Lender at its option may charge a Late Payment Charge equal to four cents (S.04) for each dollar ($1.00) so overdue to defray the expenses incident to handling such delinquent payments. The "Late Charge", if not previously paid, shall be added to and become a part of the next succeeding monthly payment. This paragraph shall not be deemed to extend or otherwise modify or amend the date when such payments are due hereunder.

9. The Lender may declare the entire unpaid amount of principal and interest under this Note to be immediately due and payable if Borrower fails to make any payment required by this Note within thirty (30) days of its due date.

10. This Note is governed by the terms and conditions contained in the Commercial Loan Agreement. All of the covenants, conditions and agreements contained in the Commercial Loan Agreement are incorporated by reference herein and are made a part hereof as if expressly set forth. In the event of any conflict between the terms of this Note and the terms of the Commercial Loan Agreement, the terms of the Commercial Loan Agreement shall be paramount and shall govern.

11. The holder of this Note may declare the entire unpaid amount of principal and interest under this Note to be immediately due and payable upon the occurrence of any event of default under the Commercial Loan Agreement, this Note, the Existing Mortgage, the New Mortgage, the Mortgage Assumption, Modification, Consolidation, Extension and Spreader Agreement, the Security Agreement, the Absolute Assignment of Leases and Rents securing this Note or any other loan document (collectively the "Loan Documents") beyond any applicable grace period provided for herein or in said Loan Documents. Forbearance to exercise this right to accelerate the maturity of the principal indebtedness with respect to any event of default shall not constitute a waiver of said right as to any other or subsequent event of default.

12. Borrower shall pay all costs and expenses, including reasonable attorney's fees, incurred by Lender in connection with the enforcement of this Note, the Existing Mortgage, the New Mortgage, the Mortgage Assumption, Modification, Consolidation, Extension and Spreader Agreement, the Security Agreement, the Absolute Assignment of Leases and Rents or any other loan document.

13. Borrower, and all guarantors, endorsers and sureties of this Note, hereby waive presentment for payment, demand, protest, notice of protest, notice of nonpayment, and notice of dishonor of this Note. Borrower and all guarantors, endorsers and sureties consent that Lender at any time may extend the time of payment of all or any part of the indebtedness secured hereby, or may grant any other indulgences.

14. Any notice or demand required or permitted to be made or given hereunder shall be deemed sufficiently made and given if given by personal service or five (5) days after the mailing of such notice or demand by certified mail, addressed, if to Borrower, at Borrower's address first above written, or if to Lender, at Lender's address first above written. Any party may change its address by like notice actually received by the other party or parties.

15. Nothing contained herein shall be construed as to require the Borrower to pay interest at a greater rate than the maximum allowed by law. If, however, from any circumstances, Borrower pays interest at a greater rate than the maximum amount allowed by law, the obligation to be fulfilled will be reduced to an amount computed at the highest rate of interest permissible under applicable law and if, for any reason whatsoever, Lender ever receives interest in an amount which would be deemed unlawful under applicable law, such interest shall be automatically applied to amounts owed, in Lender's sole discretion, or as otherwise allowed by applicable law.

16. All parties executing this Note shall be jointly and severally liable hereunder.

17. This Note shall be construed in accordance with and governed by the laws of the State of New York.

18. Any legal action by any party against another relating in any way to this instrument, or the indebtedness, or any relationship between or conduct by the parties, whether at law or in equity, shall be commenced in the Supreme Court of the State ofNew York in and for Jefferson County, New York, or in such other court of competent jurisdiction as may be chosen by the Lender.

19. This Note may not be changed or terminated orally, but only by an agreement in writing signed by the party against whom enforcement of any change, modification, termination, waiver, or discharge is sought.

20. **WAIVER OF JURY TRIAL. Any right to a trial by jury is hereby waived in any action or proceeding in connection with this instrument, the obligations, all matters contemplated hereby and documents executed in connection herewith, and it is agreed not to consolidate any such action with any other action in which a jury trial can be had.**

21. The gender and number used in this Note are used for reference only and shall apply with the same effect whether the parties are masculine, feminine, neuter, singular or plural.

22. This Note shall modify and consolidate the obligations of Borrower to Lender set forth in (1) a certain promissory note, assumed by Borrower, dated June 7, 2013, in the principal amount of $2,900,000.00 and (2) a certain promissory note made by Borrower and dated on even date herewith in the principal amount of $3,928,148.61. Except as herein modified, changed and/or amended, the terms and conditions of the original obligations are continued, ratified and affirmed.

Signature Page to Follow

IN **WITNESS WHEREOF,** Borrower has executed this Note on the date first above written.

BORROWER:

VICTORYBASE NYI, LLC,
a Texas limited liability company

By: /s/ Thomas Paquin
VictoryBase Holdings LLC,
a Texas limited liability company,
its managing member

By: /s/ Thomas Paquin
VictoryBase Corporation,
a Delaware corporation,
its managing member

By: /s/ Thomas Paquin
Name: Thomas Paquin
Title: Authorized Signatory

STATE OF TEXAS)
)ss:
COUNTY OF TARRANT)

On the __8__ day of February 2023, before me personally appeared **THOMAS PAQUIN,** personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, entity or person upon behalf of which the individual acted, executed the instrument.

EX1A-6 MAT CTRCT 7 vb-posqex6z10.htm EXHIBIT 6.10

COMMERCIAL LOAN AGREEMENT

TIDS LOAN AGREEMENT (referred to herein as "Agreement") is made as of **February 10, 2023,** by and between **VICTORYBASE NYl, LLC,** a Texas limited liability company authorized to do business in New York State, with an address of [redacted] (referred to herein as "Borrower"), **THOMAS PAQUIN,** with an address of [redacted] **VICTORYBASE HOLDINGS LLC,** a Texas limited liability company, with an address of [redacted], **CORRY J. LAWLER,** with an address o [redacted] and **LAWLER REALTY LLC,** a New York State limited liability company, with an address of [redacted] (referred to herein jointly and severally as "Guarantor") with **WATERTOWN SAVJNGS BANK,** a New York savings bank, with an office located at [redacted] (referred to herein as "Lender").

RECITALS

Borrower has applied to Lender for a loan (referred to herein as "Loan") in the aggregate amount of **$5,915,000.00** for the purposes set forth herein. Borrower enters into this Agreement to establish the terms and conditions pursuant to which Lender makes the Loan and to confirm and ratify the terms and conditions set forth in that certain Loan Commitment Letter dated **August 3, 2022, amended on November 29, 2022, amended on December 23, 2022, and amended on February 6, 2023** (referred to herein as the "Loan Commitment Letter").

NOW THEREFORE, in consideration of the covenants, representations, warranties and agreement contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Borrower hereby covenants and agrees as follows:

Section 1. **DEFINED TERMS.**

If used in this Agreement the following terms have the following meaning:

1.1 "Absolute Assignment of Leases and Rents" means that certain Absolute Assignment of Leases and Rents substantially in the form set forth in Exhibit 6, with appropriate insertions, to be executed by Borrower and delivered to lender at the Closing of the Loan, by which Borrower grants Lender the rights set forth therein to secure full payment of the Loan and complete performance of this Agreement.

1.2 "Borrower" means **VictoryBase NYl, LLC.**

1.3 "Closing" means the date on which the instruments described herein are executed and delivered and part or all of the loan proceeds are distributed to Borrower.

1.4 "Consolidated Note" means that certain modified and consolidated promissory note substantially in the form set forth in Exhibit 3, with appropriate insertions, to be executed by Borrower and delivered to Lender pursuant to §4 of this Agreement at the Closing of the Loan; and all amendments, modifications and extensions thereof.

1.5 "Event of Default" has the meaning set forth in §9.

1.6 "Existing Mortgage" means that certain mortgage made or assumed by Borrower in favor of Lender as follows:

> Mortgage made by JEFFERSON COUNTY INDUSTRIAL DEVELOMENT AGENCY and LAWLER REALTY LLC to WATERTOWN SAVINGS BANK dated June 7, 2013 and recorded in the Jefferson County Clerk's Office on June 7, 2013, as Instrument No. 2013- 8115, in the principal amount of$2,900,000.00.

1.7 "Financial Statements" means any and all operating statements dealing with the financial condition of Borrower, including but not limited to balance sheets, income statements, and cash flow statements relating to the operation of the business located at the premises described in the Mortgage.

1.8 "Guarantor" means jointly and severally **Thomas Paquin, VictoryBase Holdings LLC, Corry J. Lawler and Lawler Realty LLC.**

1.9 "Guaranty" means that unlimited guaranty of the payment and performance of the Loan made and delivered by **Thomas Paquin, VictoryBase Holdings LLC, Corry J. Lawler and Lawler Realty LLC** substantially in the form set forth in Exhibit 8.

1.10 "Hazard Insurance" means insurance coverage against loss for the real and personal property used as collateral for the Loan. The policy(s) must name Watertown Savings Bank, its successors or assigns as mortgagee and loss payee.

1.11 "Lender" means WATERTOWN SAVINGS BANK, a savings bank organized and existing under the laws of the State of New York with an office located at 111 Clinton Street, Watertown, New York 13601.

1.12 "Liability Insurance" means general public liability insurance coverage for the real property used as collateral for the Loan as reasonably required by Lender.

1.13 "Loan" means the past, current and future extensions of credit made by Lender to Borrower in the aggregate amount of **$5,915,000.00** pursuant to the terms of this Agreement.

1.14 "Loan Commitment Letter" means the loan commitment letter dated **August 3, 2022, amended on November 29, 2022, amended on December 23, 2022, and amended on February 6, 2023,** true and complete copies of which are attached hereto as Exhibit 1.

1.15 "Loan Papers" means: (a) this Agreement and the Loan Commitment Letter; (b) any and all promissory notes, guaranties, mortgages, security agreements, assignments, modification agreements and any other instruments, documents, applications, written representations, and agreements executed and/or delivered pursuant to the tenns of this Agreement and relating directly or indirectly to the Loan; and (c) any and all future amendments, renewals, extensions, or supplements to any of the foregoing.

1.16 "Mortgage Assumption, Modification, Consolidation, Extension and Spreader Agreement" means that certain mortgage modification agreement in substantially the same form as Exhibit 5, and with appropriate insertions, to be executed by Borrower and delivered to Lender at the Closing of the Loan, representing a valid first position security lien on the premises set forth therein. The Mortgage Assumption, Modification, Consolidation, Extension and Spreader Agreement is sometimes referred to herein as the "Consolidated Mortgage".

1.17 "New Mortgage" means that certain Mortgage substantially in the form set forth in Exhibit 4, with appropriate insertions, to be executed by Borrower and delivered to Lender at the Closing of the Loan, by which Borrower grants Lender a new mortgage in and to the premises described therein to secure partial payment of the Loan and partial performance of this Agreement, to be consolidated with the Existing Mortgage to create a single first lien security interest in the premises described therein; and all further amendments, modifications and extensions thereof.

1.18 "New Note" means that certain promissory note substantially in the form set forth in Exhibit 2, with appropriate insertions, to be executed by Borrower and delivered to Lender pursuant to §4 of this Agreement at the Closing of the Loan; and all amendments, modifications and extensions thereof.

1.19 "Security Agreement" means that certain security agreement substantially in the form set forth in Exhibit 7, with appropriate insertions, to be executed by Borrower and delivered to Lender at the closing of the Loan, by which Borrower grants Lender a first lien security interest in and to the assets of Borrower as set forth therein to secure full payment of the Loan and complete performance of this Agreement.

Section 2. **PURPOSE OF THE LOAN.**

2.1 Borrower warrants that the Loan made by Lender pursuant to the terms of this Agreement is to be used solely for commercial or business purposes as outlined in the Loan Papers, and to **purchase real property located at Pike Road, Lot 15, Village of Sackets Harbor, Town of Hounsfield, Jefferson County, State of New York, known as tax map no. 81.77-1-27.5.**

Section 3. **COMMITMENT OF LENDER.**

3.1 Lender agrees to make the Loan to Borrower pursuant to the terms of this Agreement and the Loan Commitment Letter which is hereby incorporated by reference as if fully set forth herein.

Section 4. **TERMS OF THE LOAN.**

4.1 The Loan shall be evidenced by the existing note given in conjunction with the Existing Mortgage, the New Note substantially in the form set forth as Exhibit 2, and the Consolidated Note substantially in the fonn set forth as Exhibit 3, with appropriate insertions, made payable to the order of Watertown Savings Bank, made and delivered at Closing by Borrower.

Section 5. **SECURITY FOR THE LOAN.**

5 .1 To secure full payment and complete performance of the obligations of the Borrower under this Agreement or any of the Loan Papers, Borrower shall execute and deliver at Closing the New Mortgage set forth as Exhibit 4, and the Mortgage Assumption, Modification, Consolidation, Extension and Spreader Agreement set forth as Exhibit 5, with appropriate insertions granting Lender a first position mortgage lien in and to the premises of the Borrower as set forth in the New Mortgage and Mortgage Assumption, Modification, Consolidation, Extension and Spreader Agreement.

5.2 To secure full payment and complete performance of the obligations of the Borrower under this Agreement or any of the Loan Papers, Borrower shall execute and deliver at Closing the Security Agreement set forth as Exhibit 7, with appropriate insertions and related Financing Statements granting Lender a first lien security interest in and to the assets of Borrower as described therein.

5.3 To secure full payment and complete performance of the obligations of the Borrower under this Agreement or any of the Loan Papers, Borrower shall execute and deliver at Closing the Absolute Assignment of Leases and Rents set forth as Exhibit 6, with appropriate insertions and related Financing Statements.

5.4 To secure full payment and complete performance of the obligations of the Borrower under this Agreement or any of the Loan Papers, Guarantor shall execute and deliver at closing the Guaranty or Guaranties set forth as Exhibit 8.

5.5 To secure full payment and complete performance of the obligations of the Borrower under this Agreement or any of the Loan Papers, Borrower shall cause a reasonably acceptable insurance carrier to deliver evidence of reasonably acceptable Hazard Insurance coverage and Liability Insurance coverage at Closing.

5.6 In addition to, and not as a limitation of, all rights of offset that Lender may have under applicable law, upon the occurrence of an Event of Default, without notice to Borrower or Guarantor, Lender shall have the right to appropriate and apply to the payment of the Consolidated Note any and all balances, credits, deposits, accounts, or moneys of Borrower and/or Guarantor then and thereafter with the Lender.

Section 6. **BORROWER'S AND GUARANTOR'S WARRANTIES.**

To induce Lender to make the Loan, Borrower and Guarantor warrant to Lender that:

6.1 Borrower is duly formed under the laws of the State of Texas and existing in good standing under the laws of the State of New York.

6.2 The execution and delivery of this Agreement, the borrowing under this Agreement, the execution and delivery of the New Note, Consolidated Note, the New Mortgage, the Mortgage Assumption, Modification, Consolidation, Extension and Spreader Agreement, the Absolute Assignment of Leases and Rents, the Security Agreement and the Guaranty, and the performance by Borrower and Guarantor of the Borrower's obligations and the Guarantor's obligations under this Agreement and the Loan Papers are within the Borrower's and Guarantor's powers, have been duly authorized and all necessary action taken, have received all necessary governmental approvals, if any were required, and do not and will not contravene or conflict with any provision of law, articles of organization, by-laws or any agreement binding upon the Borrower or the Guarantor.

6.3 This Agreement, the New Note, the Consolidated Note, the New Mortgage, the Mortgage Assumption, Modification, Consolidation, Extension and Spreader Agreement, the Absolute Assignment of Leases and Rents, the Security Agreement and the Guaranty, when duly executed and delivered will be, legal, valid and binding obligations of the Borrower and the Guarantor enforceable against the Borrower and the Guarantor in accordance with their respective terms.

6.4 The Borrower's and the Guarantor's Financial Statements, if any, which have been furnished to the Lender accurately present the financial condition of Borrower and the Guarantor and the results of Borrower's or Guarantor's operations for the applicable periods, and since the date of the Financial Statements, if any, there has been no material adverse change in Borrower's or Guarantor's financial condition or operations.

6.5 No litigation, including, without limitation, arbitration proceedings or governmental proceedings, are pending or threatened against the Borrower or the Guarantor that would, if adversely determined, materially and adversely affect the financial condition or continued operations of the Borrower or the Guarantor. The Borrower and the Guarantor do not have any material contingent liabilities not provided for or disclosed in the Financial Statements.

6.6 The Borrower has incurred no indebtedness or obligation under leases which encumber the premises described in the Consolidated Mortgage except for current leases and none of the assets of the Borrower used as security for the Loan are subject to any mortgage, pledge, lien, encumbrance, or security interest except as set forth herein.

6.7 The representations and warranties of the Borrower contained in the Existing Mortgage, the New Mortgage, the Mortgage Assumption, Modification, Consolidation, Extension and Spreader Agreement, the Absolute Assignment of Leases and Rents and the Security Agreement are hereby confirmed and incorporated in this Agreement by reference. The premises described in the Consolidated Mortgage are in compliance with all applicable subdivision and other land use laws or regulations.

6.8 Borrower has duly complied with, and Borrower's business, operations, assets, equipment, property, leaseholds or other facilities, including but not limited to the premises described in the Consolidated Mortgage, are in compliance with, the provisions of all federal, state and local environmental, health and safety laws, codes and ordinances, and all rules and regulations promulgated thereunder. As of the execution of this Agreement, there has been no release or threatened release of oil or hazardous materials (including, without limitation, asbestos and polychlorinated biphenyls), hazardous substances or hazardous wastes or any other contaminant or pollutant at, on, to, into, or from the premises described in the Consolidated Mortgage and that no federal, state or local agency or authority has issued any claim, notification, order or violation or instituted any action, suit, or proceeding concerning oil or hazardous materials, hazardous substances or hazardous wastes or any other contaminant or pollutant with respect to the premises described in the Consolidated Mortgage or with respect to the release of such oil or hazardous materials, hazardous substances or hazardous wastes or any other contaminant or pollutant on any adjoining property. The Borrower is not aware of any condition or occurrence which could give rise to any such claim, notification, order, violation, action, suit, or proceeding.

6.9 No consent or approval is needed from any governmental agency for the transfer of the premises described in the Consolidated Mortgage under any environmental law, code, ordinance, rule or regulation.

6.10 Borrower has been issued and will maintain all required federal, state and local permits, licenses, certificates and approvals relating to (i) air emissions, (ii) discharges to surface or groundwater, (iii) noise emissions, (iv) solid or liquid waste disposal, (v) the use, generation, storage, transportation or disposal of toxic or hazardous substances or wastes (intended hereby and hereafter to include any and all such materials listed in any federal, state or local law, code or ordinance and all rules and regulations promulgated thereunder, as hazardous or potentially hazardous), or (vi) other environmental, health or safety matters.

6.11 Borrower has received no notice of, and neither knows of nor suspects, facts which might constitute any violations of any federal, state or local environmental, health or safety laws, codes or ordinances and any rules or regulations promulgated thereunder with respect to Borrower's business, operations, assets, equipment, property, leaseholds or other facilities, including but not limited to the premises described in the Consolidated Mortgage.

6.12 Except in accordance with a valid governmental permit license, certificate or approval, there has been no emission, spill, release or discharge into or upon (i) the air, (ii) soils or any improvements located thereon, (iii) surface water or groundwater, or (iv) the sewer, septic system or waste treatment, storage.or disposal system servicing the premises described in the Consolidated Mortgage, of any toxic or hazardous substances or wastes at or from the premises described in the Consolidated Mortgage; and accordingly the premises described in the Consolidated Mortgage are free of all toxic or hazardous substances or wastes.

6.13 There has been no complaint, order, directive, claim, citation or notice by any governmental authority or any person or entity with respect to (i) air emissions, (ii) spills, releases or discharges to soils or improvements located thereon, surface water, groundwater or the sewer, septic system or waste treatment, storage or disposal systems servicing the premises described in the Consolidated Mortgage, (iii) noise emissions, (iv) solid or liquid waste disposal, (v) the use, generation, storage, transportation or disposal of toxic or hazardous substances or waste or (vi) other enviromnental, health or safety matters affecting Borrower or Borrower's business, operations, assets, equipment, property, leaseholds, or other facilities, including but not limited to the premises described in the Consolidated Mortgage. There are no agreements, consent orders, decrees, judgments, licenses or permit conditions, or other directives of government which relate to the future use of the premises described in the Consolidated Mortgage or require any change in the present conditions of the premises described in the Consolidated Mortgage, nor is the premises described in the Consolidated Mortgage listed or proposed to be listed on either the federal National Priorities List or the New York State Inactive Hazardous Waste Disposal Site Registry.

6.14 Borrower has no indebtedness, obligation or liability, absolute or contingent, matured or not matured, with respect to the storage, treatment, clean-up or disposal of any solid wastes, hazardous wastes or other toxic or hazardous substances (including without limitation any such indebtedness, obligation or liability with respect to any current regulation, law or statute regarding such storage, treatment, clean-up or disposal). There is no adverse condition impairing, or which with notice or the passage of time or both would impair, the value of the premises described in the Consolidated Mortgage, and Borrower has no reason to believe any such condition exists relating to any toxic or hazardous substances or wastes. There are no electrical transformers, capacitors, or other equipment, items or articles on or at the premises described in the Consolidated Mortgage which contain polychlorinated biphenyls.

6.15 Borrower shall, unless Lender shall otherwise consent in writing: (a) be and remain in compliance with the provisions of all federal, state and local environmental, health and safety laws, codes and ordinances and all rules and regulations issued thereunder; (b) notify Lender immediately of any notice of a hazardous discharge or enviromnental complaint received from any governmental agency or any other party; (c) notify Lender immediately of any hazardous discharge from or affecting its premises, including but not limited to the premises described in the Consolidated Mortgage; (d) immediately contain and remove the same, in compliance with all applicable laws; (e) promptly pay any fine or penalty assessed in connection therewith, except as contested in good faith and by appropriate proceedings; (f) permit Lender to inspect the premises, to conduct tests thereon, and to inspect all books, correspondence and records pertaining thereto; and (g) at Lender's request, and at the Borrower's expense, provide a report of a qualified enviromnental engineer, satisfactory in scope, form, and content to the Lender, and such other and further assurances reasonably satisfactory to Lender that the condition has been corrected.

6.16 The Borrower and the Guarantor hereby agree to defend, indemnify, and hold Lender harmless from and against any and all claims, damages, judgments, penalties, costs and expenses (including without limitation by way of specification, the costs associated with administrative and judicial proceedings, engineering, consulting and attorneys' fees and court costs) arising directly or indirectly from the activities of Borrower, Borrower's predecessors in interest, or third parties with whom Borrower has a contractual relationship, or arising directly or indirectly from the violation of any environmental protection, health or safety law, whether such claims are asserted by any governmental agency or any other person. This indemnity shall survive any termination of this Agreement.

Section 7. **BORROWER'S AND GUARANTOR'S COVENANTS.**

Until full payment and complete performance of all obligations of Borrower under this Agreement, unless Borrower receives prior written approval of a deviation from Lender, Borrower and Guarantor covenant and agree with Lender that:

7.1 Borrower will promptly and fully perform all obligations imposed in connection with the Loan or under any of the Loan Papers and refrain from doing any act or acts that would violate any warranty, covenant or condition contained in any of the Loan Papers.

7.2 Borrower will promptly notify Lender of: (a) the existence and status of any litigation, arbitration proceedings, or governmental proceeding, that would, if adversely determined, materially and adversely affect the financial condition or continued operations of Borrower; and (b) any material adverse change in any material fact or circumstance represented or warranted by Borrower to Lender in any of the Loan Papers.

7.3 Borrower will not directly or indirectly consolidate or merge with any other person or entity, nor will Borrower assign or transfer, or attempt to do so, any of its rights, powers, duties, or obligations under the Loan or under any of the Loan Papers.

7.4 Borrower will maintain the Borrower's good standing under the applicable laws of the State of New York and will remain duly qualified and in good standing, authorized to do business in each jurisdiction where such qualification is required because of the nature of the Borrower's activities or properties.

7.5 Borrower will not, except in the ordinary course of Borrower's business, sell, transfer, convey, lease, or otherwise dispose of any of the assets used as security for the Loan.

7.6 Borrower and Guarantor will promptly deliver to Lender such Financial Statements or other information as Lender may reasonably request from time to time. The Financial Statements must meet the AICPA standards for a review. Lender reserves the right to require that the Financial Statements meet the AICPA standards for audited financial statements and that they be prepared by a Certified Public Accountant. In connection with the covenants contained in this paragraph, the Borrower and Guarantor agree to: (a) maintain complete and accurate books and records; (b) permit access by Lender to the books and records of Borrower and Guarantor; and (c) permit Lender to inspect the properties and operations of Borrower.

Not limiting the foregoing, Borrower and Guarantor agree to provide Federal tax returns to Lender on an annual basis and Guarantor agrees to provide personal financial statements to Lender every **18** months during the term of the Loan.

7.7 Borrower will not create or permit any mortgage, pledge, lien, encumbrance, lease or security interest to encumber or otherwise to affect any assets used as security for the Loan, other than the liens created in connection with the Loan and as set forth in this Agreement.

7.8 Borrower will pay or cause to be paid all taxes, assessments, and other liabilities when due, except as contested in good faith and by appropriate proceedings.

7.9 Borrower will maintain whatever insurance is required by law and any other insurance, to such an extent and against such hazards and liabilities, as is customarily maintained by companies or businesses similarly situated. Borrower will keep in force Hazard Insurance, showing Lender as an additional loss payee, covering the premises encumbered by the Consolidated Mortgage and the collateral identified in the Security Agreement, in an amount of coverage for the real property not less than the amount of the Mortgage and for the collateral identified in the Security Agreement not less than full replacement cost; in addition Borrower will maintain reasonably acceptable Liability Insurance and shall provide a true and complete copy(s) of the said insurance policy(s) to Lender with acceptable evidence of the prepayment of the applicable premium(s) for a period of one (1) year.

7.10 Borrower will include in each and every lease which affects or relates to the premises subject to the Mortgage, including but not limited to the lease identified in the Absolute Assignment of Leases and Rents, a clause reasonably acceptable to Lender by which both the Borrower (Landlord) and the Tenant acknowledge and agree that the lease is subject and subordinate to the rights of Lender pursuant to the terms of the Consolidated Mortgage, the Absolute Assignment of Leases and Rents and the Security Agreement, and shall deliver a true and complete copy of each and every such lease for Lender's review upon request by Lender.

7.11 Borrower will promptly deliver to Lender such additional assignments or other instruments requested by Lender which when executed and delivered will assign to Lender all of the right, title and interest to the leases, rents, issues, and profits of the premises covered by the Mortgage as further security for the payment of the loan. The said assignments or other instruments shall grant Lender absolute ownership of the leases, rents, issues, and profits of the premises covered by the Consolidated Mortgage.

Section 8. **CONDITIONS OF LENDING.**

8.1 The obligation of Lender to make the Loan is, in addition to the conditions specified in 8.2 of this Agreement and the conditions specified in the Loan Commitment Letter, subject to the conditions precedent that the Lender will have received all of the following documents or instruments, each duly executed and dated the same date as the Loan, in form and substance satisfactory to Lender: (a) Note. The New Note and Consolidated Note specified in §4. (b) Mortgage. The New Mortgage and the Mortgage Assumption, Modification, Consolidation, Extension and Spreader Agreement specified in §5. (c) Absolute Assignment of Leases and Rents. The Assignment specified in §5. (d) Security Agreement. The Security Agreement(s) specified in §5. (e) Hazard Insurance. Evidence of insurance coverage specified in §5. (f) Liability Insurance. Evidence of insurance coverage specified in §5. (g) Title Insurance. Borrower shall provide a Mortgage Title Insurance Policy in an amount of coverage equal to the amount of the Existing Mortgage and New Mortgage as consolidated by the Consolidated Mortgage in form and substance reasonably acceptable to Lender (i) Other. Such other documents or instruments as Lender may reasonably require.

8.2 The obligation of the Lender to make the Loan is subject to the following further conditions precedent: (a) No Event of Default has occurred and is continuing. (b) The warranties contained in §6 are true and correct as of the date of Closing, with the same effect as though made on the date of Closing.

Section 9. **EVENTS OF DEFAULT.**

9.1 Each of the following shall constitute an Event of Default under this Agreement: (a) A default in the payment when due, subject to any applicable grace period, of any principal or interest pursuant to the terms of the Consolidated Note. (b) A failure to pay when due, subject to any applicable grace period, any other indebtedness, whether for borrowed money or as a result of a guarantee, of the Borrower, or a default in the performance or observance of any obligation or condition with respect to any such other indebtedness if the effect of the default is to accelerate the maturity of the indebtedness to become due and payable prior to its expressed maturity. (c) A default in the payment when due, or in the performance or observance of any material obligation or condition agreed to by the Borrower, with respect to any material purchase or lease of goods or services which remains uncured after fifteen (15) days prior written notice by Lender to cure, unless the existence of the default is being contested by the Borrower in good faith and by appropriate proceedings. (d) The insolvency of the Borrower or Guarantor, an adjudication of bankruptcy or insolvency, or a general assignment for the benefit of creditors; or the institution by or against the Borrower or Guarantor of any bankruptcy, reorganization, debt arrangement, or other proceeding under any bankruptcy or insolvency law or any dissolution or liquidation proceeding which if instituted against the Borrower or a Guarantor is consented to or acquiesced in by the Borrower or the Guarantor or remains undismissed for thirty (30) days. (e) The failure of Borrower or a Guarantor to comply with or perform any provision of this Agreement not constituting an Event of Default under any of the other provisions of this section and the continuation of this failure for fifteen (15) days after notice thereof to the Borrower or Guarantor from the Lender. (f) The occurrence of an event of default under the Consolidated Note, the Existing Mortgage, the New Mortgage, the Mortgage Assumption, Modification, Consolidation, Extension and Spreader Agreement, the Absolute Assignment of Leases and Rents, or the Security Agreement. (g) The making by the Borrower or a Guarantor in this Agreement, the Consolidated Note, the Existing Mortgage, the New Mortgage, the Mortgage Assumption, Modification, Consolidation, Extension and Spreader Agreement, the Absolute Assignment of Leases and Rents, or the Security Agreement, of any warranty that is breached or is false or misleading in any material respect, or the furnishing by the Borrower to the Lender of any certificate, Financial Statement, report, notice, or other writing that is false or misleading in any material respect on the date as of which the facts therein set forth are stated or certified. (h) The cessation of existence or death of the Borrower or the cessation of the existence and/or the death of any Guarantor. (i) The failure of Borrower to continue operation of its business. G) **Any change to the ownership structure, membership, or management of Borrower, or of any entity having direct or indirect control of Borrower; provided, however, that the foregoing shall not apply, and shall not constitute an event of Default, with respect to any transfer of direct or indirect interests in VictoryBase Holdings LLC or its affiliates which results in a change to the ownership structure, membership, or management of Borrower or of any entity having direct or indirect control of Borrower, so long as (1) VictoryBase Holdings LLC continues to be the managing member of Borrower, and (2) VictoryBase Corporation continues to be the managing member of VictoryBase Holdings LLC.** (k) If there is a material adverse change in the financial or economic condition or prospects of the Borrower or any Guarantor hereunder.

9.2 **Notwithstanding anything herein to the contrary, upon Lawler Realty LLC being** paid its equity contribution **in full** by Borrower on or before five (5) years from the date of **this Agreement, and provided that no material event of default has occurred and remains uncured under the Consolidated Note or any of the other Loan Papers as that term is defined herein, Lawler Realty LLC may be removed as a member of Borrower.**

Section 10. **EFFECT OF AN EVENT OF DEFAULT**

10.1 If an Event of Default shall occur, Lender may at its election, do any one or more of the following: (a) Declare the outstanding principal balance and all accrued interest under the Consolidated Note and any other note and any and all expenses or fees incurred by Lender under this Agreement immediately due and payable, without notice of any kind except as set forth herein, whereupon all the said principal, interest, expenses, and fees shall be due and payable. (b) Reduce any claim to judgment. (c) Foreclose on any mortgage or security interest given by Borrower. (d) Exercise any and all rights afforded by the Assignment. (e) Exercise any and all rights afforded by the Laws of the State of New York or any other jurisdiction.

10.2 The acceptance by Lender at any time or from time to time of part payment on the obligation shall not be deemed to be a waiver of any default then existing. No waiver by Lender of any default shall be deemed to be a waiver of any other then existing or subsequent default. No delay or omission by Lender in exercising any right under the Loan Papers shall impair such right or be construed as a waiver thereof or an acquiescence therein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof, or the exercise of any other right under the Loan Papers.

10.3 Any sum spent by Lender pursuant to the exercise of any right provided herein shall become part of the obligation of Borrower, and shall bear interest at the same rate as the Consolidated Note from the date spent until the date repaid by Borrower.

Section 11. **GENERAL.**

11.1 No delay on the part of Lender in the exercise of any right, power, or remedy shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power, or remedy preclude other or further exercise thereof or the exercise of any other right, power, or remedy.

11.2 This Agreement, the Loan Commitment Letter and the attached Exhibits embody the entire agreement between the parties, supersede all prior agreements and understandings, if any, relating to the subject matter hereof, and may be amended only by an instrument in writing executed by Borrower and Lender, and supplemented only by documents or instruments delivered or to be delivered in accordance with the express terms of this Agreement, the Loan Commitment Letter, and the attached Exhibits.

11.3 All covenants, agreements, undertakings, representations, and warranties made in this Agreement and in any of the Loan Papers shall survive the closing of the Loan.

11.4 Any notice under this Agreement to the Borrower or the Lender shall be in writing and, if by personal service, shall be deemed to have been given when personally served, if by overnight delivery service, shall be deemed to have been given upon delivery, and if mailed, shall be deemed to have been given five (5) days after the date sent by first class mail, postage prepaid, and addressed to the Borrower or the Lender at their respective addresses as set forth in this Agreement. Notices will be given at such other addresses as a party may reasonably designate by written notice received by the other parties to this Agreement. The addresses of the parties for the giving of any notice under this Agreement are as follows:

(a) Lender: Watertown Savings Bank
[redacted]

With a copy to: Peter L. Walton, Esq.
Kendall, Walton & Burrows
[redacted]

(b) Borrower: VictoryBase NYI, LLC
[redacted]

Guarantor:	Thomas Paquin [redacted]
	Corry J. Lawler [redacted]
	VictoryBase Holdings LLC [redacted]
	Lawler Realty LLC [redacted]
With a copy to:	John Moore, Esq. (attorney for VictoryBase NYI, LLC) Winstead PC [redacted]
	Heather Sunser, Esq. (attorney for Lawler) Barclay Damon LLP [redacted]

11.5 The Borrower and the Guarantor agree to pay on demand all out-of-pocket costs and expenses of Lender, including the reasonable fees and out-of-pocket expenses of counsel for the Lender, in connection with the preparation, execution, delivery, and administration of this Agreement, and all other instruments or documents provided for herein or delivered or to be delivered hereunder or in connection herewith, and all out-of-pocket costs and expenses, including reasonable attorneys' fees and legal expenses, incurred by Lender in connection with the enforcement (including foreclosure of any mortgage or security interest) of this Agreement, the Consolidated Note, the Existing Mortgage, the New Mortgage, the Mortgage Assumption, Modification, Consolidation, Extension and Spreader Agreement, the Absolute Assignment of Leases and Rents, the Security Agreement, the Guaranty or any other instruments or documents, or any collateral security. Tn addition, Borrower agrees to pay, and hold Lender harmless from all liability for any stamp or other taxes that may be payable in connection with the execution or delivery of this Agreement, the borrowing hereunder, the issuance of the Consolidated Note or any other instruments or documents provided for herein or delivered or to be delivered hereunder or in connection with this Agreement, or the recording of the New Mortgage or Consolidated Mortgage or the Financing Statements or any other instruments or documents provided for herein or delivered or to be delivered hereunder or in connection with this Agreement. All obligations provided for in this paragraph shall survive any termination of this Agreement.

11.6 The Borrower and the Guarantor have executed this Agreement to acknowledge Borrower's and Guarantor's agreement to be bound by all terms, covenants, and conditions applicable to or binding upon Borrower or the Guarantor under this Agreement and agree to execute or re-execute such documents or instruments, during the term of this Loan, as are necessary to carry out this Agreement. Borrower and Guarantor shall, at any time and from time to time after the Closing, upon the reasonable request of Lender, do, execute, re-execute, acknowledge and deliver, or cause to be done, executed, re-executed, acknowledged and delivered, all such further acts, instruments or documents as may reasonably be required to carry out this Agreement, the Loan Commitment Letter, or the attached Exhibits. The Borrower's or Guarantor's failure to respond to Lender's request under this paragraph and assist Lender as set forth herein within ten (10) days of the request shall constitute an Event of Default under this Agreement.

11.7 This Agreement and the Loan Papers are being executed and delivered, and are intended to be perfonned, in the State ofN ew York, and the laws of such state shall govern the construction, validity, enforcement, and interpretation of this Agreement and the Loan Papers, except to the extent Federal laws otherwise govern this Agreement and the Loan Papers.

11.8 The headings of the Sections of this Agreement are inserted for convenience only and will not be deemed to affect the construction of this Agreement.

11.9 This Agreement shall be binding upon and inure to the benefit of Borrower and Guarantor, and their respective successors, assigns and distributees.

11.10 This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original for all purposes and all of which shall constitute collectively a single agreement. In making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart.

11.11 WAIVER OF JURY TRIAL. Any right to a trial by jury is hereby waived in any action or proceeding in connection with this instrument, the obligations, all matters contemplated hereby and documents executed in connection herewith, and it is agreed not to consolidate any such action with any other action in which a jury trial can be had.

11.12 Any legal action by any party against another relating in any way to this instrument, or the indebtedness, or any relationship between or conduct by the parties, whether at law or in equity, shall be commenced in the Supreme Court of the State of New York in and for Jefferson County, New York, or in such other court of competent jurisdiction as may be chosen by the Lender.

EXECUTED as of the day and year first above written.

BORROWER:

VICTORYBASE NY1, LLC,
a Texas limited liability company

By: VictoryBase Holdings LLC,
a Texas limited liability company,
its managing member

By: VictoryBase Corporation,
a Delaware corporation,
its managing member

By: /s/ Thomas Paquin
Name: Thomas Paquin
Title: Authorized Signatory

INDIVIDUAL GUARANTOR:
/s/ Corry J. Lawler
Corry J. Lawler, Individually

Commercial Loan Agreement - Signature Page

COMPANY GUARANTOR:

VICTORYBASE HOLDINGS LLC
a Texas limited liability company

By: VictoryBase Corporation,
a Delaware corporation,
its managing member

By: /s/ Thomas Paquin
Name: Thomas Paquin
Title: Authorized Signatory

LAWLER REALTY LLC

By: Legacy Holdings of NNY, LLC
/s/ Corry J. Lawler
By: Corry J. Lawler, Member

Commercial Loan Agreement - Signature Page

INDEX OF EXHIBITS